Exhibit 99.4

ARRANGEMENT INVOLVING

MAG SILVER CORP.

and

PAN AMERICAN SILVER CORP.

NOTICE OF MEETING AND MANAGEMENT INFORMATION CIRCULAR FOR THE SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON THURSDAY, JULY 10, 2025 at 9:00 A.M. (VANCOUVER TIME)

This management information circular and the accompanying materials require your immediate attention. If you are in doubt as to how to deal with these documents or the matters to which they refer, please consult a professional advisor. If you have any questions or require more information with respect to the procedures for voting, shareholders may contact Kingsdale Advisors, MAG’s strategic advisor by telephone at 1-800-775-1986 (toll-free in North America) or 1-416-623-2517 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

YOUR VOTE IS IMPORTANT. TAKE ACTION AND VOTE TODAY. THE BOARD OF DIRECTORS OF MAG SILVER CORP. UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE FOR THE ARRANGEMENT RESOLUTION SET FORTH IN THIS CIRCULAR

June 6, 2025

LETTER TO SHAREHOLDERS

June 6, 2025

Dear Fellow Shareholders:

The Board of Directors (the “Board”) of MAG Silver Corp. (the “Company” or “MAG”) invites you to attend the special meeting (the “Meeting”) of the holders of common shares (the “MAG Shares”) of the Company (the “Shareholders”) to be held in person at 1133 Melville Street, Suite 3500, Vancouver, British Columbia, Canada on July 10, 2025 at 9:00 a.m. (Vancouver time).

The Arrangement

At the Meeting, Shareholders will be asked to consider and, if deemed advisable, pass a special resolution (the “Arrangement Resolution”) to approve an arrangement (the “Arrangement”), in accordance with the terms of an arrangement agreement entered into by the Company and Pan American Silver Corp. (the “Purchaser” or “Pan American”) on May 11, 2025, as amended on May 30, 2025 and June 6, 2025 (the “Arrangement Agreement”), pursuant to which Pan American agreed to acquire all of the issued and outstanding MAG Shares by way of a statutory plan of arrangement (the “Plan of Arrangement”) under section 288 of the Business Corporations Act (British Columbia) (“BCBCA”).

Under the terms of the Arrangement Agreement, which was negotiated at arm’s length, each Shareholder (other than Shareholders duly and validly exercising their dissent rights in accordance with the Plan of Arrangement (the “Dissenting Shareholders”)) will receive, at such Shareholder’s election on the closing of the Arrangement: (a) US$20.54 in cash for each MAG Share held (the “Cash Consideration”) or (b) US$0.0001 in cash and 0.755 of a common share in the capital of the Purchaser (each whole share, a “Pan American Share”) for each MAG Share held (the “Share Consideration” and, together with the Cash Consideration, the “Consideration”), in each case subject to proration such that the aggregate Consideration paid to all Shareholders consists of US$500 million in cash and the remaining Consideration paid in Pan American Shares. Shareholders who do not make an election prior to the Election Deadline (as defined below) will be deemed to have elected to receive the Share Consideration for each MAG Share held by such Shareholders, subject to proration.

Pursuant to the Arrangement, each stock option of MAG (each, a “MAG Option”) (whether vested or unvested) outstanding immediately prior to 12:01 a.m. (Vancouver time) (the “Effective Time”) on the date the Arrangement becomes effective (the “Effective Date”), or such other time on the Effective Date agreed to by MAG and Pan American, will be deemed unconditionally vested and exercisable and shall be deemed to be transferred to MAG in exchange for a cash payment equal to the amount, if any, by which US$20.54 exceeds the exercise price for such MAG Option (converted, if applicable, to U.S. dollars in accordance with the Plan of Arrangement), less applicable withholding Taxes (as defined in the enclosed Circular). Following such transfer, each such MAG Option will immediately be cancelled.

Each deferred share unit (each, a “MAG DSU”), performance share unit (each, a “MAG PSU”) and restricted share unit (each, a “MAG RSU”) of MAG (whether vested or unvested) outstanding immediately prior to the Effective Time shall be deemed to be assigned and transferred to the Company in exchange for a cash payment equal to the Cash Consideration for each MAG DSU, MAG PSU or MAG RSU, respectively, less applicable withholding Taxes. Following such transfers, such MAG DSUs, MAG PSUs and MAG RSUs will immediately be cancelled.

The Consideration represents a premium of 21% and 27% to the closing price and the 20-day volume weighted average price, respectively, of the MAG Shares on the NYSE American LLC (the “NYSE American”) ending May 9, 2025. The total Consideration pursuant to the Arrangement is approximately US$2.1 billion, representing US$20.54 per MAG Share based on the closing price of Pan American shares on the New York Stock Exchange on May 9, 2025. Following completion of the Arrangement, existing Shareholders will own approximately 14% of the issued and outstanding Pan American Shares on a fully diluted basis.

Each director and officer of MAG, owning in aggregate approximately 0.36% of the outstanding MAG Shares as of May 11, 2025, has entered into a voting and support agreement with Pan American pursuant to which they have agreed, among other things, to vote their MAG Shares in favour of the Arrangement, subject to the terms thereof.

Election

If you are a registered Shareholder, in order to make your election to receive the Cash Consideration or the Share Consideration (subject to proration and adjustment in accordance with the Arrangement Agreement), you must submit the enclosed letter of transmittal and election form (the “Letter of Transmittal”) by 2:00 p.m. (Vancouver time) on the date that is mutually agreed between the parties, acting reasonably, and announced by MAG by way of a news release, which date shall be proximate to, but no less than five (5) Business Days prior to, the Effective Date, in accordance with the terms of the Arrangement (the “Election Deadline”). Please refer to the enclosed management information circular dated June 6, 2025 (the “Circular”) and the Letter of Transmittal for additional information. If an election is not made in accordance with the instructions in the Letter of Transmittal, you will be deemed to have elected to receive the Share Consideration, subject to proration. Beneficial Shareholders (i.e. if you hold MAG Shares through a broker, custodian, nominee or other intermediary) should follow the instructions provided by your intermediary to make your election.

ii

Shareholders (other than Dissenting Shareholders) who choose not to vote, or to vote against the Arrangement Resolution, may still make an election to receive the Cash Consideration or the Share Consideration by completing the election form included with the Letter of Transmittal accompanying the Circular and submitting such form to the Computershare Investor Services Inc. prior to the Election Deadline. Shareholders whose MAG Shares are registered in the name of a broker, investment dealer or other intermediary should contact that broker, investment dealer or other intermediary for instructions and assistance in delivery of the share certificate(s) representing those MAG Shares and making an election with respect to the form of Consideration they wish to receive.

Shareholders must return their outstanding share certificates with their Letter of Transmittal. In the case of MAG Shares held in the direct registration system, the Letter of Transmittal must be completed with sufficient information to correctly identify the Shareholder based on the applicable direct registration system advice(s) (“DRS Advices”).

Recommendation of the Board and the Special Committee

A special committee of the Board, comprised of independent directors of the Board (the “Special Committee”) has advised the Board that, after careful consideration of the Raymond James Opinion (as defined and discussed in the enclosed Circular) and such other matters as it considered relevant, as more fully described under the heading “The Arrangement – Reasons for the Arrangement” contained in the enclosed Circular, including, among other things, (i) the terms and conditions of the Arrangement Agreement, (ii) the benefits and risks associated with the Arrangement, (iii) the benefits and risks associated with other strategic alternatives and options available to the Company, (iv) the impact of the Arrangement on other stakeholders of the Company, (v) consultations with management and legal counsel, and (vi) financial advice from Raymond James Ltd. (“Raymond James”), BMO Capital Markets (“BMO”) and GenCap Mining Advisory Ltd. (“GenCap”), the Special Committee has unanimously determined that the Arrangement is in the best interests of the Company and fair to Shareholders (other than the Purchaser and its affiliates) and that the Arrangement is fair and reasonable to stakeholders whose rights are affected by the Arrangement, and has unanimously recommended to the Board that it (A) authorize and approve the Company’s entrance into the Arrangement, and the performance by the Company of its obligations under the Arrangement Agreement, and (B) recommend that Shareholders vote in favour of the Arrangement Resolution.

The Board, after careful consideration of such matters as it considered relevant, as more fully described under the heading “The Arrangement – Reasons for the Arrangement” contained in the enclosed Circular, including a thorough review of the Arrangement Agreement, BMO Opinion and GenCap Opinion (each as defined and discussed in the enclosed Circular) and other matters, and taking into account the best interests of the Company, and after consultation with management and its financial and legal advisors, and upon the unanimous recommendation of the Special Committee, has determined that it is advisable and in the best interests of the Company to (i) approve the execution and delivery of the Arrangement Agreement and the performance of its obligations thereunder and certain related matters and (ii) recommend that the Shareholders vote in favour of the Arrangement Resolution. Accordingly, the Board unanimously recommends that the Shareholders vote FOR the Arrangement.

iii

Required Approvals

The Arrangement is subject to customary closing conditions, including Shareholder approval, Toronto Stock Exchange (“TSX”) approval, New York Stock Exchange authorization, court approval and applicable government approvals by the relevant authorities, including the approval of COFECE (as defined in the enclosed Circular) and clearance from the Commissioner of Competition appointed under the Competition Act (Canada). The Arrangement will not proceed if such approvals are not obtained.

The Board has set the close of business on June 2, 2025 (the “Record Date”) as the record date for determining the Shareholders who are entitled to receive notice of, and to vote at, the Meeting. Only persons shown on the relevant security register at the close of business on that date, or their proxyholders, will be entitled to participate at the Meeting and vote on the Arrangement Resolution. Each registered Shareholder whose name is entered on the securities register of the Company at the close of business on the Record Date is entitled to one vote for each MAG Share registered in his, her or its name.

In order to become effective, the Arrangement Resolution must be approved by at least 66 2/3% of the votes cast by the Shareholders present in-person or by proxy at the Meeting.

VOTE YOUR MAG SHARES TODAY FOR THE ARRANGEMENT RESOLUTION

The Board and management have decided to conduct the Meeting in person at 1133 Melville Street, Suite 3500, Vancouver, British Columbia, Canada. Registered Shareholders and duly appointed proxyholders in attendance in person will be able to participate, vote in real time and ask questions at the Meeting by following the instructions set out in the Circular. To attend and vote at the Meeting, Beneficial Shareholders should insert his or her name or his or her chosen representative (who need not be a shareholder) in the blank space provided in the voting instruction form (“VIF”) and follow the instructions on returning the form. Beneficial Shareholders should follow the instructions provided by their intermediary to ensure their vote is counted at the Meeting and should arrange for their intermediary to complete the necessary steps to ensure that they receive the Consideration for their MAG Shares as soon as possible following completion of the Arrangement.

Your vote is very important regardless of the number of MAG Shares you own. If you are a registered Shareholder and you are unable to attend the Meeting, we encourage you to complete, sign, date and return the applicable proxy accompanying the Circular so that your MAG Shares can be voted at the Meeting (or at any adjournments or postponements thereof) in accordance with your instructions. To be effective, the enclosed proxy must be received by MAG’s transfer agent, Computershare Investor Services Inc., according to the instructions on the proxy, not later than 9:00 a.m. (Vancouver time) on July 8, 2025, or not later than 48 hours (other than a Saturday, Sunday or holiday in British Columbia) immediately preceding the time of the Meeting if it is adjourned or postponed from time to time. Voting by proxy will not prevent you from voting at the Meeting if you attend the Meeting but will ensure that your vote will be counted if you are unable to attend.

iv

A Shareholder who wishes to appoint a person other than the management nominees identified on the form of proxy or VIF, as applicable, to represent him, her or it at the Meeting may do so by inserting such person’s name in the blank space provided in the form of proxy or VIF, as applicable, and following the instructions for submitting such form of proxy or VIF, as applicable. If you wish that a person other than the management nominees identified on the form of proxy or VIF attend and participate at the Meeting as your proxy and vote your MAG Shares, including if you are not a registered Shareholder and wish to appoint yourself as proxyholder to attend, participate and vote at the Meeting, you MUST submit your form of proxy (or proxies) or VIF, as applicable, all in accordance with the instructions set out in the Circular.

If you are a registered Shareholder, we encourage you to complete, sign, date and return the enclosed Letter of Transmittal in accordance with the instructions set out therein and in the Circular, together with your share certificate(s) representing your MAG Shares, to Computershare Investor Services Inc., as depositary under the Arrangement, at the address specified in the Letter of Transmittal. The Letter of Transmittal contains other procedural information, including information with respect to making an election for the Cash Consideration or Share Consideration relating to the Arrangement and should be reviewed carefully.

Closing

If the Shareholders approve the Arrangement at the Meeting, it is currently anticipated that the Arrangement will be completed in the second half of 2025, subject to obtaining approval of the Supreme Court of British Columbia and certain regulatory approvals, as well as the satisfaction or waiver of the other closing conditions contained in the Arrangement Agreement.

Shareholder Questions

Full details of the Arrangement are set out in the accompanying Notice of Special Meeting of Shareholders and in the Circular. The Circular describes the Arrangement and includes certain additional information to assist you in considering how to vote on the proposed Arrangement Resolution, including certain risk factors relating to the completion of the Arrangement. You should carefully review and consider all of the information in the Circular, including any documents incorporated by reference therein. If you require assistance, consult your financial, legal, tax or other professional advisor.

Shareholders who have questions or need assistance with voting their MAG Shares should contact Kingsdale Advisors by telephone at 1-800-775-1986 (toll-free in North America) or 1-416-623-2517 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

v

On behalf of the Board, Special Committee and the entire MAG team, we thank you for your continued support and we look forward to receiving your endorsement for this transaction at the Meeting.

Sincerely,

“Peter Barnes”	&	“George Paspalas”
Board Chair		President & Chief Executive Officer

vi

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that a special meeting (the “Meeting”) of holders (the “Shareholders”) of common shares (“MAG Shares”) of MAG Silver Corp. (the “Company” or “MAG”) will be held in person at 1133 Melville Street, Suite 3500, Vancouver, British Columbia, Canada on July 10, 2025 at 9:00 a.m. (Vancouver time), for the following purposes:

1.	in accordance with the interim order of the Supreme Court of British Columbia (the “Court”) dated June 6, 2025 (the “Interim Order”), for Shareholders to consider and, if deemed advisable, to pass, with or without variation, a special resolution (the “Arrangement Resolution”), the full text of which is set forth in Appendix A to the accompanying management information circular of MAG dated June 6, 2025 (the “Circular”), approving a plan of arrangement (the “Arrangement”) involving MAG, Pan American Silver Corp. (the “Purchaser” or “Pan American”), and the Shareholders under Section 288 of the Business Corporations Act (British Columbia), all as more particularly described in the Circular; and

2.	to transact such further or other business as may properly come before the Meeting and any adjournments or postponements thereof.

The completion of the Arrangement is conditional upon, among other things, the approval of the Arrangement Resolution by the Shareholders and the receipt of all regulatory and court approvals.

Specific details of the matters to be put before the Meeting are set forth in the Circular.

The Board of Directors of MAG (the “Board”) unanimously recommends that the Shareholders vote FOR the Arrangement Resolution.

The record date for determining Shareholders who are entitled to receive notice of and to vote at the Meeting is June 2, 2025 (the “Record Date”). Only registered Shareholders as of June 2, 2025 are entitled to receive notice of the Meeting (“Notice of Meeting”) and to attend and vote at the Meeting. This Notice of Meeting is accompanied by the Circular, proxy forms and, for registered holders of MAG Shares (“Registered Shareholders”), a letter of transmittal and election form.

The Board and management have decided to conduct the Meeting in person at 1133 Melville Street, Suite 3500, Vancouver, British Columbia, Canada. Registered Shareholders and duly appointed proxyholders in attendance in person will be able to participate, vote and ask questions at the Meeting by following the instructions set out in the Circular. To attend and vote at the Meeting, Beneficial holders of MAG Shares (the “Beneficial Shareholders”) should insert his or her name or his or her chosen representative (who need not be a shareholder) in the blank space provided in the voting instruction form (“VIF”) and follow the instructions on returning the form.

In order to vote by proxy, Registered Shareholders must fill out the form of proxy.

Registered Shareholders who are unable to attend the Meeting are encouraged to read, complete, sign, date and return the applicable enclosed form(s) of proxy in accordance with the instructions set out therein and in the Circular. In order to be valid for use at the Meeting, proxies must be received by our transfer agent, Computershare Investor Services Inc., by 9:00 a.m. (Vancouver time) on July 8, 2025 or at least 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting in the event of any adjournment or postponement thereof.

Registered Shareholders and duly appointed proxyholders will be able to attend, participate and vote at the Meeting at 1133 Melville Street, Suite 3500, Vancouver, British Columbia, Canada on July 10, 2025 at 9:00 a.m. (Vancouver time). A Shareholder who wishes to appoint a person other than the management nominees identified on the applicable form(s) of proxy or VIF, as applicable, to represent him, her or it at the Meeting may do so by inserting such person’s name in the blank space provided in the applicable form(s) of proxy or VIF, as applicable, and following the instructions for submitting such form of proxy or VIF, as applicable. If you wish that a person other than the management nominees identified on the form of proxy or VIF attend and participate at the Meeting as your proxy and vote your MAG Shares, including if you are not a Registered Shareholder and wish to appoint yourself as proxyholder to attend, participate and vote at the Meeting, you MUST submit your form of proxy (or proxies) or VIF, as applicable, all in accordance with the instructions set out in the Circular.

Proxies must be deposited with Computershare Investor Services Inc. no later than 9:00 a.m. (Vancouver time) on July 8, 2025 (or if the Meeting is postponed or adjourned, by no later than 48 hours prior to the time of such postponed or adjourned meeting, excluding Saturdays, Sundays and holidays). Beneficial Shareholders should carefully follow the instructions of their intermediaries to ensure that their MAG Shares are voted at the Meeting in accordance with such Shareholder’s instructions. Please refer to the section in the Circular entitled “Information Concerning the Meeting – Proxies and Voting – Beneficial Shareholder Voting” for information on how to vote your securities if you are a Beneficial Shareholder.

The form of proxy and the VIF confers discretionary authority with respect to: (i) amendments or variations to the matters of business to be considered at the Meeting; and (ii) other matters that may properly come before the Meeting. As of the date hereof, the management of MAG knows of no amendments, variations or other matters to come before the Meeting other than the matters set forth in this Notice of Meeting. Shareholders who are planning on returning the accompanying form of proxy or VIF are encouraged to review the Circular carefully before submitting the proxy form or VIF. It is the intention of the persons named in the enclosed form of proxy or VIF, if not expressly directed otherwise in such form of proxy or VIF, to vote FOR the Arrangement Resolution.

ii

Pursuant to and in accordance with the Interim Order and the provisions of sections 237 to 247 of the Business Corporations Act (British Columbia) (“BCBCA”) (as may be modified or supplemented by the Interim Order, the Plan of Arrangement and any other order of the Court), each Registered Shareholder as of the Record Date has been granted the right to dissent in respect of the Arrangement Resolution. The dissent procedures require that a Registered Shareholder who wishes to exercise such right must (i) deliver a written notice of dissent to the Arrangement Resolution to MAG, by mail to MAG Silver Corp. c/o Blake, Cassels & Graydon LLP, 1133 Melville Street, Suite 3500, Vancouver, British Columbia, V6E 4E5 attn: Alexandra Luchenko, or by email to alexandra.luchenko@blakes.com by not later than 5:00 p.m. (Vancouver time) on July 8, 2025 or two business days prior to any adjournment or postponement of the Meeting, (ii) not have voted in favour of the Arrangement Resolution, and (iii) have otherwise complied with the provisions of sections 237 to 247 of the BCBCA, as may be modified or supplemented by the Interim Order the Plan of Arrangement and any other order of the Court. The right to dissent is described in the accompanying Circular and the texts of the Plan of Arrangement, Interim Order and sections 237 to 247 of the BCBCA are set forth in Appendix B – “Plan of Arrangement”, Appendix C – “Interim Order” and Appendix J – “Dissent Provisions of the BCBCA”, respectively, to the accompanying Circular.

The statutory provisions dealing with the right of dissent are technical and complex. Failure to strictly comply with the requirements set forth in sections 237 to 247 of the BCBCA, as may be modified or supplemented by the Interim Order, the Plan of Arrangement and any other order of the Court, may result in the loss or unavailability of any right of dissent.

If you have any questions or require any assistance in completing your proxy, please contact Kingsdale Advisors by telephone at 1-800-775-1986 (toll-free in North America) or 1-416-623-2517 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

Dated at Vancouver, British Columbia as of the 6th day of June, 2025.

MAG SILVER CORP.

by:	“George Paspalas”
George Paspalas
President and Chief Executive Officer

iii

FREQUENTLY ASKED QUESTIONS ABOUT THE MEETING

Following are some questions that you, as a Shareholder, may have relating to the Meeting and answers to those questions. These questions and answers do not provide all of the information relating to the Meeting or the matters to be considered at the Meeting and are qualified in their entirety by the more detailed information contained elsewhere in this Circular. You are urged to read this Circular in its entirety before making a decision related to your MAG Shares. All capitalized terms used herein have the meanings ascribed to them in the “Glossary of Terms” of the Circular.

Q:	What am I voting on?

A:	You are being asked to consider and, if deemed acceptable, to vote FOR the Arrangement Resolution, which provides for, among other things, Pan American acquiring all of the issued and outstanding MAG Shares. Pursuant to the Arrangement, Shareholders (other than Dissenting Shareholders (as defined herein)) will be entitled to elect to receive either (a) US$20.54 in cash for each MAG Share held (the “Cash Consideration”), or (b) US$0.0001 in cash and 0.755 of a Pan American Share (the “Share Consideration” and, together with the Cash Consideration, the “Consideration”) for each MAG Share held, each subject to proration as more fully set forth in the Plan of Arrangement. Shareholders who do not make an election by the Election Deadline will be deemed to have elected to receive the Share Consideration for each MAG Share held by such Shareholders, subject to proration.

Q:	When and where is the Meeting?

A:	The Meeting will be held in person at 1133 Melville Street, Suite 3500, Vancouver, British Columbia, Canada on July 10, 2025 at 9:00 a.m. (Vancouver time).

Q:	Who is soliciting my proxy?

A:	Your proxy is being solicited by management of MAG. This Circular is furnished in connection with that solicitation. The solicitation of proxies for the Meeting will be made primarily by mail, but proxies may also be solicited personally or by telephone, email, internet or other electronic or other means of communication by directors, officers, employees, agents or other representatives of MAG. In addition, MAG has retained Kingsdale Advisors (“Kingsdale”) to provide a broad array of strategic advisory, governance, strategic communications, digital and investor campaign services on a global retainer basis in addition to certain fees accrued during the life of the engagement upon the discretion and direction of Company.

If you have questions or need assistance completing your form of proxy or VIF, please contact Kingsdale Advisors by telephone at 1-800-775-1986 (toll-free in North America) or 1-416-623-2517 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

Q:	Am I a Registered Shareholder or a Beneficial Shareholder?

A:	Registered Shareholders hold MAG Shares registered in their names and such MAG Shares are generally evidenced by a share certificate or direct registration system advice (“DRS Advice”). However, most holders of MAG Shares beneficially own their MAG Shares through an Intermediary. If your MAG Shares appear on an account statement provided by your bank, broker or financial advisor, you are, in all likelihood, a Beneficial Shareholder. Beneficial Shareholders should carefully follow the instructions of their Intermediaries, in addition to the instructions set forth in the Circular, to ensure that their MAG Shares are voted at the Meeting in accordance with their instructions and that their election to receive Cash Consideration and Share Consideration, subject to proration, is made. Shareholders who do not make an election will be deemed to have elected to receive the Share Consideration for each MAG Share held by such Shareholders, subject to proration.

If you have questions or need assistance completing your form of proxy or VIF, please contact Kingsdale Advisors by telephone at 1-800-775-1986 (toll-free in North America) or 1-416-623-2517 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

Q:	Who can attend and vote at the Meeting and what is the quorum for the Meeting?

A:	Only holders of MAG Shares of record as of the close of business on June 2, 2025, the Record Date for the Meeting, are entitled to receive notice of and to attend, and vote at, the Meeting or any adjournment(s) or postponement(s) of the Meeting.

For all purposes contemplated by this Circular, the quorum for the transaction of business at a meeting of Shareholders is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the issued shares entitled to be voted at the Meeting.

Q:	What is a Plan of Arrangement?

A:	A plan of arrangement is a statutory procedure under Canadian corporate law that allows companies to carry out transactions with the approval of their shareholders and the Court. The Plan of Arrangement (as defined herein) you are being asked to consider will provide for, among other things, the acquisition by Pan American, of all the issued and outstanding MAG Shares.

Q:	How many MAG Securities are entitled to vote?

A:	As of the Record Date, there were 103,463,538 MAG Shares outstanding and entitled to vote at the Meeting. You are entitled to one vote for each MAG Share that you own.

Q:	What will I receive in the Arrangement?

A:	Shareholders

Shareholders (other than Dissenting Shareholders) will be entitled to elect to receive either (a) US$20.54 in cash for each MAG Share held or (b) US$0.0001 in cash and 0.755 of a Pan American Share for each MAG Share held, in each case subject to proration such that the aggregate Consideration paid to all Shareholders consists of US$500 million in cash and the remaining Consideration paid in Pan American Shares. Shareholders who do not make an election by the Election Deadline will be deemed to have elected to receive the Share Consideration for each MAG Share held by such Shareholders, subject to proration.

Holders of MAG Options

Each option to purchase a MAG Share (each, a “MAG Option”) outstanding immediately prior to the Effective Time will be deemed unconditionally vested and exercisable and shall be deemed to be transferred to the Company in exchange for a cash payment equal to the amount, if any, by which US$20.54 exceeds the exercise price payable under such MAG Option (converted, if applicable, to U.S. dollars in accordance with the Plan of Arrangement), less applicable withholding Taxes.

Holders of MAG DSUs, MAG PSUs and MAG RSUs

Each deferred share unit (each, a “MAG DSU”), performance share unit (each, a “MAG PSU”) and restricted share unit (each, a “MAG RSU”) of MAG (whether vested or unvested) outstanding immediately prior to the Effective Time shall be deemed to be assigned and transferred to the Company in exchange for a cash payment equal to the Cash Consideration, less applicable withholding Taxes, for each MAG DSU, MAG PSU or MAG RSU, respectively. Following such transfers, such MAG DSUs, MAG PSUs and MAG RSUs will immediately be cancelled.

Q:	How do I elect to receive my Consideration under the Arrangement

A:	Each Registered Shareholder will have the right to elect in the accompanying Letter of Transmittal to receive either the Cash Consideration or the Share Consideration for each MAG Share held at the Effective Time, subject in each case to proration. If you fail to make a proper election prior to the Election Deadline (being 2:00 p.m. (Vancouver time) on the date that is mutually agreed between the parties, acting reasonably, and announced by MAG by way of a news release, which date shall be proximate to, but no less than five (5) Business Days prior to, the Effective Date) or if you choose not to make an election, you will be deemed to have elected to receive the Share Consideration for each MAG Share held, subject to proration. Shareholders whose MAG Shares are registered in the name of a broker, investment dealer or other intermediary should contact that broker, investment dealer or other intermediary (“Intermediary”) for instructions and assistance in delivery of the share certificate(s) representing those MAG Shares and making an election with respect to the form of Consideration they wish to receive.

Shareholders must return their outstanding share certificates with their Letter of Transmittal. In the case of MAG Shares held in the direct registration system, the Letter of Transmittal must be completed with sufficient information to correctly identify the Shareholder based on the applicable DRS Advice(s).

If the Shareholders approve the Arrangement at the Meeting, it is currently anticipated that the Arrangement will be completed in the second half of 2025, subject to obtaining approval of the Supreme Court of British Columbia and certain regulatory approvals, as well as the satisfaction or waiver of the other closing conditions contained in the Arrangement Agreement.

Q:	If I make an election to receive Cash Consideration or Share Consideration will I receive all cash or all MAG Shares, respectively?

A:	If you elect to receive the Cash Consideration, it is most likely that your election will be prorated, and you will receive some amount of Pan American Shares. Likewise, if you elect to receive the Share Consideration, your election may be prorated, and you may receive some amount of cash. This is because the aggregate Cash Consideration payable under the Arrangement will be US$500 million with the remainder of the Consideration being paid in Pan American Shares.

The extent of the proration of your election will depend on the degree to which other Shareholders elect to receive cash or Pan American Shares. In the most extreme example, where all Shareholders make the same election (i.e., all elect to receive Cash Consideration or all elect to receive Share Consideration), then the election of all electing Shareholders will be prorated, and all such shareholders will receive, based on the MAG Shares issued and outstanding as of the Record Date, approximately US$4.83 and 0.577 Pan American Shares per MAG Share as Consideration, notwithstanding their elections. Again, this is because the total amount of the portion of Consideration that is payable in cash to Shareholders is US$500 million in cash with the remainder of the total amount of Consideration being paid in Pan American Shares.

Q:	If I receive Pan American Shares, where can I trade them?

A:	The Pan American Shares trade on the TSX and NYSE. The Pan American Shares issuable to Shareholders pursuant to the Arrangement will generally be free trading and not be subject to any hold period under Securities Laws. See “United States Securities Law Matters”.

Q:	Do I need to send my MAG Share certificates or DRS Advices to vote?

A:	You are not required to send your certificate(s) or DRS Advice(s) representing MAG Shares to validly cast your vote in respect of the Arrangement Resolution.

We encourage Registered Shareholders to complete, sign, date and return the enclosed Letter of Transmittal, together with their MAG Share certificate(s) representing MAG Shares (if applicable) by courier or registered mail, as soon as possible, as this will assist in arranging for the prompt exchange of their MAG Shares if the Arrangement is completed. Additionally, in order to make an election to receive the Cash Consideration or the Share Consideration, you will need to return your MAG Share certificates representing MAG Shares, along with a properly completed and duly executed Letter of Transmittal, prior to the Election Deadline. If you fail to make a proper election prior to the Election Deadline or choose not to make an election, you will be deemed to have elected to receive the Share Consideration for each MAG Share held, subject to proration.

Where MAG Shares are evidenced only by a DRS Advice, there is no requirement to first obtain a share certificate for those MAG Shares. Only a properly completed and duly executed Letter of Transmittal is required to be delivered to the Depositary in order to surrender those MAG Shares under the Arrangement, provided the Letter of Transmittal is completed with sufficient information to correctly identify the Shareholder based on the applicable DRS Advice(s).

Do not send your Letter of Transmittal and share certificate(s) to MAG. Please follow the instructions set out in the Letter of Transmittal.

Q:	What do I need to do to receive the Consideration, and when will I receive it?

A:	Shareholders

Assuming completion of the Arrangement, if you hold your MAG Shares through an Intermediary, then you are not required to take any action and the Consideration you are entitled to receive will be delivered to your Intermediary though procedures in place for such purposes between CDS & Co. or similar entities and such Intermediaries. You should contact your Intermediary if you have any questions regarding this process.

In the case of Registered Shareholders, as soon as practical after the Effective Date, assuming due delivery of the required documentation, including the applicable certificates representing MAG Shares and a duly and properly completed Letter of Transmittal, Pan American will cause the Depositary to forward the certificate(s) representing Pan American Shares and/or the cheque representing the portion of the Consideration that is payable in cash, as applicable, to which the Registered Shareholder is entitled by first class mail, at the offices of the Depositary or by wire transfer.

v

The method used to deliver the Letter of Transmittal and any accompanying certificates representing MAG Shares is at the option and risk of the Registered Shareholder, and delivery will be deemed effective only when such documents are actually received. MAG recommends that the necessary documentation be hand delivered to the Depositary at its office(s) specified on the last page of the Letter of Transmittal, and a receipt obtained; otherwise, the use of registered mail with return receipt requested, properly insured, is recommended. A Shareholder whose MAG Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in depositing those MAG Shares.

Holders of MAG Options, MAG DSUs, MAG PSUs and MAG RSUs.

On the Effective Date of the Arrangement, MAG will pay, or cause to be paid, the consideration, net of withholding Taxes (if applicable), that such holders are entitled to receive under the Arrangement to be paid to holders of MAG Options, MAG DSUs, MAG PSUs and MAG RSUs. Such payment will be made: (i) pursuant to the normal payroll practices and procedures of the Company, or (ii) by cheque or similar means, delivered to such holders, as reflected on the register maintained by the Company, as applicable.

Q:	As a Shareholder, what happens if I submit my Letter of Transmittal and the associated documentation, including my MAG Share certificate(s) and the Arrangement Resolution is not approved or the Arrangement is not completed?

A:	If the Arrangement Resolution is not approved or if the Arrangement is not otherwise completed, your certificate(s) and any other documentation associated with your ownership of MAG Shares will be returned promptly to you by the Depositary.

Q:	What vote is required at the Meeting to approve the Arrangement Resolution?

A:	In order to become effective, the Arrangement must be approved by at least 66 2/3% of the votes cast by Shareholders present in-person or represented by proxy at the Meeting.

Q:	What voting rights do MAG Shares carry? How many votes do I have?

A:	As at the Record Date, a total of 103,463,538 MAG Shares were issued and outstanding. You are entitled to receive notice of, and vote at the Meeting or at any adjournment or postponement thereof, if you were a holder of MAG Shares on the Record Date. Each Shareholder whose name is entered on the securities register of MAG as at the close of business on the Record Date is entitled to one vote for each MAG Share registered in his, her or its name in respect of the Arrangement Resolution.

Q:	How do I vote?

A:	Registered Shareholders can vote in the following ways:

•	By Mail: Please complete, sign and return the enclosed form(s) of proxy by mail to:

Computershare Investor Services Inc.

100 University Ave, 8th Floor

Toronto, Ontario M5J 2Y1

•	By Telephone: Registered Shareholders based in Canada or the United States may vote by telephone by calling 1-866-732-8683. You will need to enter your 15-digit control number (located on the bottom left corner of the first page of the form of proxy) to identify yourself as a Registered Shareholder on the telephone voting system.

•	Internet Voting: You may vote over the internet by going to www.investorvote.com. You will need to enter your 15-digit control number (located on the bottom left corner of the first page of the form of proxy) to identify yourself as a Registered Shareholder on the voting website.

•	In-person during the Meeting: You may attend the Meeting in person at 1133 Melville Street, Suite 3500, Vancouver, British Columbia, Canada on July 10, 2025 at 9:00 a.m. (Vancouver time) to vote.

See also “When is the cut-off time for delivery of proxies and internet and telephone voting?” below.

You may also vote before the Meeting by completing your VIF in accordance with the instructions provided therein. The persons named in the forms of proxy and VIF are our directors and/or officers. However, as further described herein, you may choose another person to act as your proxyholder, including someone who is not a Shareholder, by inserting such person’s name in the space provided in the form of proxy or VIF.

On the form of proxy or VIF, you may indicate either how you want your proxyholder to vote your MAG Shares, or you can let your proxyholder decide for you. If you have specified on the form of proxy how you want your MAG Shares to be voted on a particular matter (by marking FOR or AGAINST), then your proxyholder must vote your MAG Shares accordingly. If you have not specified on the form of proxy how you want your MAG Shares to be voted on a particular matter, then your proxyholder can vote your MAG Shares as he, she or it sees fit. Unless contrary instructions are provided, the voting rights attached to the MAG Shares represented by proxies received by the management of MAG will be voted FOR the Arrangement Resolution.

The form of proxy and VIF confers discretionary authority with respect to: (i) amendments or variations to the matters of business to be considered at the Meeting; and (ii) other matters that may properly come before the Meeting. As of the date of this Circular, the management of MAG is not aware of any amendments, variations or other matters to come before the Meeting, other than the matters set forth in the Notice of Meeting included in this Circular. If, however, other matters properly come before the Meeting, the persons named in the form of proxy and VIF will vote on them in accordance with their judgment, pursuant to the discretionary authority conferred upon them by the form of proxy with respect to such matters.

Beneficial Shareholders should carefully follow all instructions provided by their Intermediaries to ensure that their MAG Shares are voted at the Meeting. Beneficial Shareholders who have not arranged for the due appointment of themselves as proxyholder (in accordance with the process summarized in the Circular) will not be able to participate or vote at the Meeting. See “Proxies and Voting - Beneficial Shareholder Voting”.

Q:	How will the votes be counted?

A:	Computershare Investor Services Inc. (“Computershare”), MAG’s transfer agent, counts and tabulates the proxies. Proxies are counted and tabulated by the transfer agent in such a manner as to preserve the confidentiality of the voting instructions of Registered Shareholders, subject to a limited number of exceptions.

Q:	How do I appoint a third party as my proxyholder?

A:	A Registered Shareholder has the right to appoint a person (who need not be a Shareholder) to represent the Registered Shareholder at the Meeting other than the persons named in the accompanying proxy as proxyholders. To exercise this right, the Registered Shareholder must insert the name of such person’s nominee in the space provided in the accompanying form of proxy or complete another appropriate form of proxy permitted by law, and in either case send or deliver the completed proxy to our transfer agent, Computershare, as described in the Circular.

If you are a Beneficial Shareholder, the VIF will name the same persons as the Company’s proxy to represent your MAG Shares at the Meeting. You have the right to appoint a person (who need not be a Shareholder of the Company), other than any of the persons designated in the VIF, to represent your MAG Shares at the Meeting and that person may be you. To appoint yourself or a person other than any of those designated in the VIF as the proxyholder for your MAG Shares, you must print the applicable name in the space provided on your VIF and return your completed VIF to Broadridge by mail or by phone or over the internet, in accordance with Broadridge’s instructions and well in advance of the Meeting.

Please see “Proxies and Voting” for more information.

Q:	What if I return my proxy but do not mark it to show how I wish to vote?

A:	If your proxy is signed and dated and returned without specifying your choice or is returned specifying both choices, your MAG Shares will be voted FOR the Arrangement Resolution in accordance with the recommendation of the Board.

Q:	When is the cut-off time for delivery of proxies and internet and telephone voting?

A:	Proxies sent by mail or courier must be delivered to Computershare, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or any adjournment or postponement thereof. In this case, assuming no adjournment or postponement, the proxy-cut off time is 9:00 a.m. (Vancouver time) on July 8, 2025. Online votes submitted via the internet at www.investorvote.com and votes submitted from Registered Shareholders based in Canada or the United States by telephone by calling 1-866-732-8683 must also be submitted by 9:00 a.m. (Vancouver time) on July 8, 2025.

Beneficial Shareholders should complete and return their VIF well in advance of the Meeting, in accordance with the instructions in the VIF.

MAG may in its discretion waive the time limits for the deposit of proxies by Shareholders if MAG deems it advisable to do so, such waiver to be endorsed on the proxy by the initials of the Chair of the Meeting.

Q:	As a Shareholder, can I revoke my proxy or change my vote after I have submitted a signed proxy?

A:	Yes. If you want to revoke your proxy (or proxies) after you have delivered it (them), you can do so by (a) attending the Meeting and voting if you were a Registered Shareholder at the Record Date, (b) signing a proxy (or proxies) bearing a later date and returning such form(s) at any time before the proxy cut-off time, (c) by signing a written statement which indicates, clearly, that you want to revoke your proxy or proxies and delivering this signed written statement to the registered office of MAG or with Computershare at 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1 no later than 9:00 a.m. (Vancouver time) on July 9, 2025, or (d) in any other manner permitted by law.

Your proxy (or proxies) will only be revoked pursuant to (b) above if such proxy bearing a later date is received no later than 9:00 a.m. (Vancouver time) on July 8, 2025 (or if the Meeting is postponed or adjourned, by no later than 48 hours prior to the time of such postponed or adjourned meeting, excluding Saturdays, Sundays and holidays). If you revoke your proxy (or proxies) and do not replace it (or them) with another that is properly deposited before the proxy cut-off time, you can still vote your MAG Shares, but to do so you must attend and vote at the Meeting.

If you are a Beneficial Shareholder and wish to revoke previously provided voting instructions, you should contact your Intermediary to discuss whether this is possible and what procedures you need to follow. The change or revocation of voting instructions by a Beneficial Shareholder can take several days or longer to complete and, accordingly, any such action should be completed well in advance of the deadline given in the proxy or VIF by the Intermediary or its service company to ensure it is effective.

Q:	What is the recommendation of the Board of Directors?

A:	After taking into consideration the recommendation of the Special Committee and such other matters as it considered relevant, including the factors described under the heading “The Arrangement – Reasons for the Arrangement”, the Board has unanimously concluded that the Arrangement is in the best interests of the Company and recommend that Shareholders vote FOR the Arrangement Resolution to approve the Arrangement.

Q:	Why is the Board of Directors making this recommendation?

A:	In reaching their conclusion that the Arrangement is in the best interests of the Company, the Board considered and relied upon a number of factors. The following are some of the principal reasons for the recommendation:

•	Attractive Immediate Premium: Immediate value uplift of approximately 21% and 27%, respectively, on a prorated basis to the closing price and the 20-day VWAP of the MAG Shares on the NYSE American ending May 9, 2025.

•	Optionality for Shareholders: The Shareholders have the option to receive either (a) US$20.54 in cash for each MAG Share held or (b) US$0.0001 in cash and 0.755 of a Pan American Share for each MAG Share held, subject to proration such that the aggregate Consideration paid to all Shareholders consists of US$500 million in cash and the remaining Consideration paid in Pan American Shares.

•	Diversified Exposure and Growth Opportunities: Exposure to Pan American’s diversified portfolio of ten silver and gold mines across seven countries and a proven track record of success in exploration, project-development and mining operations.

•	Portfolio Participation: Enlarged growth pipeline with exposure to Pan American’s La Colorada Skarn project in Mexico and the potential reopening of Pan American’s 100%-owned Escobal mine, one of the world’s best silver mines with past production of 20 Moz of silver per year.

•	Continued Exposure to Juanicipio: The Arrangement provides Shareholders with the opportunity to maintain exposure to the Juanicipio Mine, which continues to demonstrate strong operational performance and resource potential.

•	Derisking: Significantly de-risks Shareholders’ exposure by converting a concentrated interest in the Juanicipio Mine into equity ownership of Pan American, a diversified, leading silver producer with meaningful, long-term upside.

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•	Financial Strength and Robust Returns: Equity participation in a well-capitalized, value driven, large-cap silver producer known for returning capital to shareholders, with over $1.0 billion returned to shareholders via dividends and buybacks since 2010.

•	Increased Liquidity and Market Presence: Greater scale, lower risk and peer leading cash flows driving improved trading liquidity on U.S. and Canadian markets.

•	Attractive Consideration: Eligible Holders who receive Pan American Shares may make a Section 85 Election to obtain a full or partial tax deferred rollover for Canadian income tax purposes in respect of the sale of the Eligible Holder’s MAG Shares to Pan American.

•	Compelling Value Relative to Alternatives: The Company considered, and engaged with, other potential strategic partners and acquirors and determined that it was unlikely that any of those parties would complete a transaction on terms that were superior to the Arrangement, concluding that the transaction with Pan American was in the best interests of the Company.

•	Fairness Opinions: The fairness opinions from Raymond James, BMO and GenCap that, subject to and based on the considerations, assumptions and limitations described therein, the Consideration to be received by the Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders.

•	Support by Directors and Senior Officers: Pursuant to voting agreements, the directors and senior officers of the Company have agreed to vote all of their MAG Shares, including any MAG Shares issuable upon exercise or redemption of MAG Options and other convertible securities of MAG, in favour of the Arrangement.

•	Ability to Respond to Unsolicited Superior Proposals: Under the terms of the Arrangement Agreement, the Board will remain able to respond to any unsolicited bona fide written proposal that constitutes a “Superior Proposal” under the terms of the Arrangement Agreement, subject to a right to match and a break fee that are not expected to deter other potential interested buyers, if any.

•	Negotiated Transaction: The Arrangement Agreement is the result of a comprehensive negotiation process with Pan American that was undertaken by the Company and its legal and financial advisors with the oversight of the Special Committee.

•	Deal Certainty: Pan American’s obligation to complete the Arrangement is subject to a limited number of conditions that the Company believes are reasonable in the circumstances.

•	Role of the Special Committee: The evaluation and negotiation process was supervised by the Special Committee, which is composed entirely of independent directors and was advised by experienced and qualified financial and legal advisors. The Special Committee met regularly with financial and legal advisors. The Arrangement was unanimously recommended to the Board by the Special Committee.

•	Shareholder Approval: The Arrangement must be approved by not less than two-thirds (2/3) of the votes cast by Shareholders present in person or represented by proxy at the Meeting.

•	Regulatory Approval: The Arrangement must be approved by the Supreme Court of British Columbia, which will consider, among other things, the fairness and reasonableness of the Arrangement to Shareholders. The Arrangement requires clearance under the Competition Act (Canada) and COFECE Approval.

•	Dissent Rights: The terms of the Plan of Arrangement provide that Registered Shareholders as of the Record Date who oppose the Arrangement may, upon compliance with certain conditions, exercise dissent rights and, if ultimately successful, receive fair value for their MAG Shares.

For further information on the reasons for the recommendation of the Board, please see “The Arrangement – Reasons for the Arrangement.”

Q:	In addition to the approval of Shareholders, are there any other approvals required for the Arrangement?

A:	Yes, the Arrangement requires the approval of the Court and also is subject to the Canadian Competition Approval and certain Key Regulatory Approvals, including the COFECE Approval (as such terms are defined herein).

See “The Arrangement – Key Regulatory Approvals – Competition Act Approval” for more information.

Q:	Has the Company received a fairness opinion in connection with the Arrangement?

A:	Yes. BMO, GenCap and Raymond James have provided fairness opinions to the effect that, as of the date of the Arrangement Agreement, and subject to the assumptions, limitations and qualifications described in their respective fairness opinions, the Consideration to be received by the Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders. See “The Arrangement – Opinions of Financial Advisors” in this Circular.

Q:	Do any directors or executive officers of MAG have any interests in the Arrangement that are different from, or in addition to, those of the Shareholders?

A:	In considering the recommendation of the Board to vote in favour of the matters discussed in this Circular, Shareholders should be aware that some of the directors and senior officers of MAG have interests in the Arrangement that are different from, or in addition to, the interests of Shareholders generally. See “The Arrangement – Interests of Certain Persons in the Arrangement” in this Circular.

Q:	Will the MAG Shares continue to be listed on the TSX and the NYSE American after the Arrangement is completed?

A:	No. If the Arrangement is completed, Pan American will acquire all of the outstanding MAG Shares and MAG will become a wholly-owned subsidiary of Pan American. Following the completion of the Arrangement, it is expected that the MAG Shares will be delisted from the TSX and the NYSE American and former Shareholders (“Former Shareholders”) who have elected to receive the Share Consideration, who did not make an election (and received Share Consideration) or who received Pan American Shares as a result of proration will hold Pan American Shares, which are listed on the TSX and NYSE.

Q:	How will I know when the Arrangement will be implemented?

A:	The Effective Date will occur upon satisfaction or waiver of all of the conditions to the completion of the Arrangement. If the Required Shareholder Approval is obtained at the Meeting, the Effective Date is expected to occur in the second half of 2025. On the Effective Date, MAG and Pan American will publicly announce that the conditions are satisfied or waived and that the Arrangement has been completed.

Q:	How will I know when the Election Deadline will be?

A:	Per the Plan of Arrangement, the Election Deadline is 2:00 p.m. (Vancouver time) on the date that is mutually agreed between the parties, acting reasonably, and announced by MAG by way of a news release, which date shall be proximate to, but no less than five (5) Business Days prior to, the Effective Date, in accordance with the terms of the Arrangement.

As noted in the answer to the preceding question, the Effective Date will occur upon satisfaction or waiver of all of the conditions to the completion of the Arrangement.

Q:	Are there risks I should consider in deciding whether to vote for the Arrangement Resolution?

A:	Yes. Shareholders should carefully consider the risk factors relating to the Arrangement. Some of these risks include, but are not limited to: (i) there can be no certainty that all conditions precedent to the Arrangement will be satisfied; (ii) the completion of the Arrangement depends on certain conditions, including receipt of the Canadian Competition Approval and Key Regulatory Approvals (each as defined herein) may not be obtained or, if obtained, may not be obtained on a favourable basis, and therefore completion cannot be assured; (iii) Shareholders that elect the Cash Consideration or the Share Consideration may be subject to proration in accordance with the Arrangement; (iv) the exchange ratio of the Pan American Shares to be received under an election to receive the Share Consideration is fixed, and the value may not correlate to the Cash Consideration per MAG Share; (v) the market price of the MAG Shares and Pan American Shares may be materially adversely affected if the Arrangement is not completed; (vi) the Arrangement Agreement may be terminated in certain circumstances; (vii) the Termination Fee (as defined herein) of US$60,000,000 provided under the Arrangement Agreement may discourage other parties from attempting to acquire MAG; (viii) there are restrictions from MAG and Pan American pursuing business opportunities under the Arrangement Agreement; (ix) risks related to integration of MAG’s and Pan American’s existing businesses; (x) the Pan American Shares issued in connection with the Arrangement may have a market value different than expected; and (xi) directors and officers of MAG have interests in the Arrangement that may be different from those of Shareholders generally. See “Risk Factors - Risks Related to the Arrangement” in this Circular.

Q:	What are the Canadian income tax consequences of the Arrangement?

A:	For a summary of certain material Canadian income tax consequences of the Arrangement, see “Certain Canadian Federal Income Tax Considerations for Shareholders” in this Circular. Such summary is not intended to be legal or tax advice to any particular Shareholder. Shareholders should consult their own tax and investment advisors with respect to their particular circumstances.

Q:	What are the U.S. federal income tax consequences of the Arrangement?

A:	For a summary of certain U.S. federal income tax consequences of the Arrangement, see “Certain U.S. Federal Income Tax Consequences of the Arrangement” in this Circular. Such summary is not intended to be legal or tax advice to any particular Shareholders. Shareholders in the United States are urged to consult their tax and investment advisors in light of their particular circumstances.

Q:	Am I entitled to Dissent Rights?

A:	If you are a Registered Shareholder as of the Record Date who duly and validly exercises Dissent Rights in strict compliance with the provisions of Sections 237 to 247 of the BCBCA as may be modified by the Interim Order, the Plan of Arrangement and any other order of the Court, and the Arrangement Resolution is approved, you will be entitled to be paid the fair value of your MAG Shares calculated as at the point in time immediately before the passing of the Arrangement Resolution. This amount may be the same as, more than or less than the value of the Consideration received by the Shareholders under the Arrangement.

If you wish to dissent, you must ensure that a written notice is received by MAG c/o Blake, Cassels & Graydon LLP, 1133 Melville Street, Suite 3500, Vancouver, British Columbia, V6E 4E5 attn: Alexandra Luchenko, or by email to alexandra.luchenko@blakes.com by not later than 5:00 p.m. (Vancouver time) on July 8, 2025 or two Business Days prior to any adjournment or postponement of the Meeting (as it may be adjourned or postponed from time to time) as described under “The Arrangement – Dissenting Shareholders’ Rights”. The texts of the Plan of Arrangement, Interim Order and sections 237 to 247 of the BCBCA are set forth in Appendix B – “Plan of Arrangement”, Appendix C – “Interim Order” and Appendix J – “Dissent Provisions of the BCBCA”, respectively.

The statutory provisions dealing with the right of dissent are technical and complex. Failure to comply strictly with the requirements set forth in sections 237 to 247 of the BCBCA (as may be modified or supplemented by the Interim Order, the Plan of Arrangement and any other order of the Court) may result in the loss or unavailability of any right of dissent. It is strongly suggested that any Shareholder wishing to dissent seek independent legal advice. Be sure to read the section entitled “The Arrangement – Dissenting Shareholders’ Rights” and consult your own legal advisor if you wish to exercise Dissent Rights.

Q:	Who can I call with questions?

A:	If you have any questions about the information contained in this Circular or require assistance in completing your form of proxy, please contact Kingsdale Advisors by telephone at 1-800-775-1986 (toll-free in North America) or 1-416-623-2517 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

For questions about completing your Letter of Transmittal please contact Computershare by phone at 1-800-564-6253 or by email at corporateactions@computershare.com. See “Additional Information” in this Circular.

If you have questions about deciding how to vote on the Arrangement Resolution, you should contact your own legal, tax, financial or other professional advisor.

TABLE OF CONTENTS

MANAGEMENT INFORMATION CIRCULAR	1
Introduction	1
Information Contained in this Circular	1
Disruption of Canada Post Mail Service	1
Information Concerning the Purchaser	2
Information for U.S. Shareholders	2
Forward-Looking Statements	4
Reference to Financial Information and Additional Information	7
Currency	7

GLOSSARY OF TERMS	8

SUMMARY	24

INFORMATION CONCERNING THE MEETING	39
Purpose of the Meeting	39
Date, Time and Place of the Meeting	39
Record Date	39
Solicitation of Proxies	39
Proxies and Voting	40
Notice-And-Access	45

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF	45

THE ARRANGEMENT	46
Background to the Arrangement	46
Recommendation of the Board and the Special Committee	50
Reasons for the Arrangement	51
Opinions of Financial Advisors	54
Voting and Support Agreements	58
Interests of Certain Persons in the Arrangement	59
Effect and Details of the Arrangement	65
Source of Funds for the Arrangement	70
Exchange of MAG Shares	70
Court Approval of the Arrangement	74
Dissenting Shareholders’ Rights	75
Stock Exchange Delisting and Reporting Issuer Status	79
Key Regulatory Approvals	80
Other Regulatory Approvals	84
Securities Law Matters	84

THE ARRANGEMENT AGREEMENT	87
Representations and Warranties	87
Conditions to Closing	88
Non-Solicitation and Right to Match	100
Termination of Arrangement Agreement	104
Amendments	106
Expenses	106

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RISK FACTORS	106
Risks Related to the Arrangement	107
Risks Related to the Combined Company	111

INFORMATION CONCERNING THE COMPANY	113

INFORMATION CONCERNING THE PURCHASER	113

INFORMATION CONCERNING THE COMBINED COMPANY	113

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS FOR SHAREHOLDERS	113

CERTAIN U.S. Federal Income tax consequences of the arrangement	124

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	132

AUDITORS	132

ADDITIONAL INFORMATION	132

APPROVAL OF THE BOARD OF DIRECTORS	133

Appendix A Arrangement Resolution	A-1

Appendix B PLAN OF ARRANGEMENT	B-1

Appendix C INTERIM ORDER	C-1

Appendix D PETITION AND Notice of Hearing of Petition for Final Order	D-1

Appendix E OPINION OF BMO	E-1

Appendix F OPINION OF GENCAP	F-1

Appendix G OPINION OF RAYMOND JAMES	G-1

Appendix H INFORMATION CONCERNING PAN AMERICAN	H-1

Appendix I INFORMATION CONCERNING THE COMBINED COMPANY	I-1

Appendix J DISSENT PROVISIONS OF THE BCBCA	J-1

ii

MAG SILVER CORP.

MANAGEMENT INFORMATION CIRCULAR

Introduction

This Management Information Circular (the “Circular”) is furnished in connection with the solicitation of proxies by and on behalf of management of MAG for use at the Meeting and any adjournment or postponement thereof. Other than the management of MAG and its authorized agents, no person has been authorized to give any information or make any representation in connection with the Arrangement or any other matters to be considered at the Meeting other than those contained in this Circular and, if given or made, any such information or representation must not be relied upon as having been authorized and should not be relied upon in making a decision as to how to vote on the Arrangement.

These Meeting materials are being sent to Registered Shareholders and Beneficial Shareholders, through Intermediaries.

If you hold MAG Shares through an Intermediary, you should contact your Intermediary for instructions and assistance in voting and surrendering the MAG Shares that you beneficially own.

Information Contained in this Circular

The information contained in this Circular is given as at June 6, 2025, except where otherwise noted. This Circular does not constitute the solicitation of an offer to purchase any securities or the solicitation of a proxy by any person in any jurisdiction in which such solicitation is not authorized or in which the person making such solicitation is not qualified to do so or to any person to whom it is unlawful to make such solicitation.

Information contained in this Circular should not be construed as legal, tax or financial advice and Shareholders are urged to consult their own professional advisors in connection therewith.

THIS CIRCULAR AND THE TRANSACTIONS CONTEMPLATED BY THE ARRANGEMENT AGREEMENT AND THE PLAN OF ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY ANY SECURITIES REGULATORY AUTHORITY NOR HAS ANY SECURITIES REGULATORY AUTHORITY PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTIONS OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS AN OFFENCE.

Disruption of Canada Post Mail Service

In the event the Canadian Union of Postal Workers enters into a legal strike position or takes any other action that could result in the disruption or delay of the mail service of Canada Post Corporation (any such event, a “Canada Post Disruption”), Shareholders may not receive physical Meeting materials in respect of the Meeting.

Whether or not you receive the physical Meeting materials by mail, you can still vote your MAG Shares on the form of proxy or VIF. Shareholders who need assistance with voting may contact Kingsdale Advisors, MAG’s strategic advisor by telephone at 1-800-775-1986 (toll-free in North America) or 1-416-623-2517 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

Materials related to the Meeting have been posted on the Company’s SEDAR+ profile at www.sedarplus.ca.

In the event Registered Shareholders do not receive a Letter of Transmittal due to a Canada Post Disruption or for any other reason, the Letter of Transmittal will be available under the Company’s profile on SEDAR+ at www.sedarplus.ca. In the event a Canada Post Disruption or another postal disruption is ongoing at the time a Registered Shareholder completes and returns their Letter of Transmittal, the Company recommends that such Registered Shareholder deposits with the Depositary the certificate(s) representing their MAG Shares, together with the Letter of Transmittal and other required documents, either (i) by hand and obtain receipt therefor; or (ii) by courier (other than Canada Post Corporation) and obtain the appropriate insurance therefor, to ensure such deposit is not delayed by such Canada Post Disruption.

Information Concerning the Purchaser

The information concerning the Purchaser contained in this Circular has been provided by the Purchaser for inclusion in this Circular. Although the Company has no knowledge that any statements contained herein taken from or based on such information provided by the Purchaser are untrue or incomplete, the Company assumes no responsibility for the accuracy of such information, or for any failure by the Purchaser or any of its respective representatives to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to the Company. In accordance with the Arrangement Agreement, the Purchaser provided the Company with all necessary information concerning the Purchaser that is required by law to be included in this Circular and ensured that such information does not include any untrue statement of a material fact or omit to state a material fact required to be stated in this Circular in order to make any information so provided or any information concerning the Purchaser not misleading in light of the circumstances in which it is disclosed.

Information for U.S. Shareholders

THE ARRANGEMENT AND THE SECURITIES TO BE ISSUED PURSUANT TO THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY OTHER SECURITIES REGULATORY AUTHORITY OF ANY STATE OF THE UNITED STATES, NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY SECURITIES REGULATORY AUTHORITY OF ANY STATE OF THE UNITED STATES PASSED UPON THE FAIRNESS OR THE MERITS OF THIS TRANSACTION OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The Pan American Shares to be issued in exchange for MAG Shares pursuant to the Arrangement will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or applicable state Securities Laws, and will be issued in reliance on the exemption from the registration requirements of the U.S. Securities Act set forth in Section 3(a)(10) thereof and similar exemptions from registration under applicable state Securities Laws. Section 3(a)(10) of the U.S. Securities Act exempts the issuance of any securities issued in exchange for one or more bona fide outstanding securities from the general registration requirements under the U.S. Securities Act where the terms and conditions of the issuance and exchange of such securities have been approved by a court of competent jurisdiction that is expressly authorized by law to grant such approval, after a hearing upon the substantive and procedural fairness of the terms and conditions of such issuance and exchange at which all persons to whom it is proposed to issue such securities have the right to appear and receive timely and adequate notice thereof. The Court is authorized to conduct a hearing at which the substantive and procedural fairness of the terms and conditions of the Arrangement will be considered. Each person entitled to receive Pan American Shares pursuant to the Arrangement will have the right to appear before the Court at the hearing of the Court to give approval of the Arrangement. The Court issued the Interim Order on June 6, 2025 and, subject to the approval of the Arrangement by the Shareholders, a hearing of the application for the Final Order is currently scheduled to take place on July 14, 2025 at the courthouse at 800 Smithe Street, Vancouver, British Columbia, at 9:45 a.m. (Vancouver time), or as soon thereafter as counsel may be heard or at any other date and time and by any other method as the Court may direct. The Final Order will constitute a basis for the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof with respect to the Pan American Shares to be issued to Shareholders in exchange for their MAG Shares pursuant to the Arrangement. Prior to the hearing on the Final Order, the Court will be informed of this effect of the Final Order.

The Company is a “foreign private issuer” as defined in Rule 405 under the U.S. Securities Act and Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”). The solicitation of proxies contemplated in this Circular is not subject to the proxy requirements of Section 14(a) of the U.S. Exchange Act by virtue of an exemption for foreign private issuers. Accordingly, the solicitation contemplated in this Circular is made to Shareholders in the United States in accordance with Canadian corporate laws and Canadian Securities Laws, and this Circular has been prepared in accordance with the disclosure requirements of Canadian Securities Laws. Shareholders in the United States should be aware that disclosure requirements under Canadian laws are different from those applicable to proxy statements, prospectuses and registration statements prepared in accordance with U.S. Laws. The enforcement by Shareholders of rights, claims and civil liabilities under U.S. Securities Laws may be affected adversely by the fact that the Company and Pan American are organized under the laws of a jurisdiction other than the United States, that their officers and directors include residents of countries other than the United States, that some or all of the experts named in this Circular and the documents incorporated by reference herein are residents of countries other than the United States, and that all or substantial portions of the assets of the Company and Pan American and such persons are, or will be, located outside the United States. As a result, it may be difficult or impossible for Shareholders to effect service of process within the United States upon the Company and Pan American, their respective officers or directors or the experts named herein, or to realize against them upon judgments of U.S. courts predicated upon civil liabilities under the U.S. Securities Laws. In addition, the courts of Canada may not (a) enforce judgments of U.S. courts obtained in actions against such persons predicated upon civil liabilities under the U.S. Securities Laws or (b) enforce, in original actions, liabilities against such persons predicated upon civil liabilities under U.S. Securities Laws.

The disposition by Shareholders in the United States of their MAG Shares and, if applicable, MAG Options, MAG DSUs, MAG PSUs and MAG RSUs, as described herein, may have tax consequences both in the United States and in Canada. Such consequences for Shareholders may not be described fully herein. For a general discussion of certain Canadian federal income tax considerations, see “Certain Canadian Federal Income Tax Considerations for Shareholders”. Shareholders in the United States are advised to see “Certain U.S. Federal Income Tax Consequences of the Arrangement” for a general discussion of certain United States federal income tax considerations, and to consult their tax advisors regarding the relevant federal, state, local and non-U.S. tax consequences to them of participating in the Arrangement.

Information concerning the properties and operations of each of the Company and Pan American have been prepared in accordance with the requirements of Canadian Securities Laws, which differ from the requirements of U.S. Securities Laws.

The financial statements and financial information of the Company have been prepared in accordance with IFRS as issued by the International Accounting Standards Board which differ in certain material respects from United States generally accepted accounting principles and thus may not be comparable to financial statements and information of United States companies.

Forward-Looking Statements

This Circular contains forward-looking statements and forward-looking information within the meaning of applicable Securities Laws and which are based on the currently available competitive, financial and economic data and operating plans of management of the Company as of the date hereof unless otherwise stated. Forward-looking statements are provided for the purpose of presenting information about management’s current expectations and plans relating to the future and readers are cautioned that such statements may not be appropriate for other purposes. The use of any of the words “plans”, “expects”, “guidance”, “projects”, “assumes”, “budget”, “strategy”, “scheduled”, “estimates”, “forecasts”, “anticipates”, “believes”, “intends”, “modeled”, “targets” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative forms of any of these terms and similar expressions, have been used to identify forward-looking information. More particularly and without limitation, this Circular contains forward-looking statements and information concerning: the Arrangement and the completion thereof; covenants of MAG and Pan American in relation to the Arrangement; the timing for the implementation of the Arrangement, including the expected Effective Date of the Arrangement; the anticipated benefits of the Arrangement; the principal steps of the Arrangement; the receipt of the necessary shareholder and regulatory approvals including the Canadian Competition Approval and the COFECE Approval; the anticipated tax treatment of the Arrangement for Shareholders; statements made in or information utilized in the BMO Opinion, GenCap Opinion and the Raymond James Opinion; statements relating to the business of Pan American, MAG and the Combined Company (as defined herein) after the date of this Circular and prior to, and after, the Effective Time; the strategic vision of Pan American; the impact of the Arrangement on employees and local stakeholders; interests in the Arrangement of directors and senior officers of the Company that are, or may be, different from, or in addition to, the interests of other Shareholders; the strengths, characteristics, market position, and future financial or operating performance and potential of the Combined Company; the de-listing of the MAG Shares from the TSX and the NYSE American; MAG ceasing to be a reporting issuer in Canada following the completion of the Arrangement; and in the United States following the filing of a Form 15 with the United States Securities and Exchange Commission; the liquidity of Pan American Shares following the Effective Time; anticipated developments in the operations of MAG and Pan American; expectations regarding the growth of Pan American and the Combined Company; the business prospects and opportunities of MAG, Pan American and the Combined Company; estimates of mineral resources and reserves; the future demand for and prices of commodities; the future size and growth of metals markets; the timing and amount of estimated future production of MAG, Pan American and the Combined Company; expectations regarding costs of production and capital and operating expenditures; estimates of the mine life of mineral projects; expectations regarding the costs and timing of exploration and development, and the success of such activities; sales expectations; the timing and possible outcome of pending litigation in future periods; the timing and possible outcome of regulatory and permitted matters; goals; strategies; future growth; planned future acquisitions (other than the Arrangement); the adequacy of financial resources; and other events or conditions that may occur in the future or future plans, projects, objectives, estimates and forecasts, and the timing related thereto.

In respect of the forward-looking statements and information in this Circular, the Company has provided such forward-looking statements and information in reliance on certain assumptions that it believes are reasonable at this time, including assumptions as to the ability of the Parties (as defined herein) to receive, in a timely manner and on satisfactory terms, the necessary regulatory, Court, shareholder and other third party approvals; the listing of the Pan American Shares to be issued in connection with the Arrangement on the TSX and on the NYSE; no material adverse change in the market price of gold and silver and other metal prices; the ability of the Parties to satisfy, in a timely manner, the other conditions to the closing of the Arrangement; the Company’s and Pan American’s ability to obtain all necessary permits, licenses and regulatory approvals for operations in a timely manner; the adequacy of the financial resources of the Company and Pan American; sustained labor stability and availability of equipment; the maintenance of positive relations with local groups; favorable equity and debt capital markets; stability in financial capital markets and other expectations and assumptions which management believes are appropriate and reasonable. The anticipated dates provided in this Circular regarding the Arrangement may change for a number of reasons, including the inability to secure the necessary regulatory, Court, shareholder or other third-party approvals in the time assumed or the need for additional time to satisfy the other conditions to the completion of the Arrangement. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this Circular.

Since forward-looking statements and information address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. Such risks, uncertainties and factors include, among others: the risk that the Arrangement may not close when planned or at all or on the terms and conditions set forth in the Arrangement Agreement; the failure of the Company and Pan American to obtain the necessary regulatory, Court, shareholder and other third-party approvals, or to otherwise satisfy the conditions to the completion of the Arrangement, in a timely manner, or at all, may result in the Arrangement not being completed on the proposed terms, or at all; if a third party makes a Superior Proposal (as defined herein), the Arrangement may not be completed and the Company may be required to pay the Termination Fee (as defined herein); if the Arrangement is not completed, and the Company continues as an independent entity, there are risks that the announcement of the Arrangement and the dedication of substantial resources of the Company to the completion of Arrangement could have an impact on the Company’s current business relationships and could have a material adverse effect on the current and future operations, financial condition and prospects of the Company; the failure of the Company to comply with the terms of the Arrangement Agreement may, in certain circumstances, result in the Company being required to pay the Termination Fee to Pan American, the result of which could have a material adverse effect on the Company’s financial position and results of operations and its ability to fund growth prospects and current operations; the benefits expected from the Arrangement may not be realized; risks associated with business integration; risks related to the Parties’ respective properties; risks related to competitive conditions; risks associated with the Parties’ lack of control over mining conditions; risks related to the operations of the Parties; the risk that actual results of current exploration activities may be different than forecasts; risks related to reclamation activities; the risk that project parameters may change as plans continue to be refined; risks related to changes in laws, regulations and government practices; risks associated with the uncertainty of future prices of gold and silver and other metals and currency exchange rates; the risk that plant, equipment or processes may fail to operate as anticipated; risks related to accidents and labour disputes and other risks inherent to the mining and mineral exploration industry; risks associated with delays in obtaining governmental approvals or financing or in the completion of exploration or development activities; risks related to the inherent uncertainty of mineral resource and mineral reserve estimates; risks associated with uncertainties inherent to feasibility and other economic studies; health, safety and environmental risks; and the risks discussed under the heading “Risks Associated with the Arrangement” and the risks described in the annual information form of MAG, dated March 24, 2025, which is incorporated herein by reference.

Shareholders are cautioned that the foregoing list of factors is not exhaustive. Additional information on other factors that could affect the operations or financial results of the Parties is included in reports filed by the Company with the securities commissions or similar authorities in Canada (which are available under the Company’s SEDAR+ profile at www.sedarplus.ca).

The forward-looking statements and information contained in this Circular are made as of the date hereof and the Company and Pan American undertake no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless required by applicable Securities Laws. All forward-looking statements contained in this Circular are expressly qualified in their entirety by the cautionary statements set forth above and in any document incorporated by reference herein.

Reference to Financial Information and Additional Information

Financial information provided in the Company’s comparative annual financial statements and MD&A for the years ended December 31, 2024 and 2023 and in the Company’s comparative quarterly financial statements and MD&A for the three months ended March 31, 2025 and 2024 is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/search-filings. You can obtain additional documents related to the Company without charge on SEDAR+ at www.sedarplus.ca. You can also obtain documents related to the Company without charge by visiting the Company’s website at www.magsilver.com.

Currency

The following table sets forth, for each period indicated, the high, low and closing exchange rates for Canadian dollars expressed in United States dollars. These rates are based on the indicative rate of exchange reported by the Bank of Canada.

	Year ended December 31,		Three months ended March 31,
	2024	2023	2025	2024
High	US$0.751	US$0.7617	US$0.7059	US$0.751
Low	US$0.6937	US$0.7207	US$0.6848	US$0.7357
Closing	US$0.695	US$0.7561	US$0.6956	US$0.738

On June 5, 2025, the exchange rate provided by the Bank of Canada was C$1.00 = US$0.7321.

GLOSSARY OF TERMS

In this Circular, the following capitalized words and terms shall have the following meanings:

“Acquisition Proposal” means, other than the transactions contemplated by the Arrangement Agreement or the transactions contemplated by or specifically related to the exploration, earn-in and option agreement dated September 20, 2024 among MAG, Minera Pozo Seco, S.A. de C.V. and Apollo Silver Corp., any offer, proposal, expression of interest or inquiry, or public announcement of an intention (orally or in writing) from any person (other than Pan American or any of its affiliates) after the date of the Arrangement Agreement (including, for greater certainty, amendments or variations after the date of the Arrangement Agreement to any offer, proposal, expression of interest or inquiry that was made before the date of the Arrangement Agreement), relating to:

(a)	any joint venture, earn-in right, royalty grant, lease, license, acquisition, sale, disposition or transfer, direct or indirect, in a single transaction or a series of related transactions, of:

(i)	the assets of MAG or any of the MAG Subsidiaries that, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets of MAG and the MAG Subsidiaries, taken as a whole, or contribute 20% or more of the consolidated revenue of MAG; or

(ii)	20% or more of the issued and outstanding voting or equity securities (and/or securities convertible into, or exchangeable or exercisable for voting or equity securities) of MAG or any of the MAG Subsidiaries;

(b)	any take-over bid, tender offer, exchange offer, treasury issuance or other transaction that, if consummated, would result in such person beneficially owning, directly or indirectly, 20% or more of any class of the issued and outstanding voting or equity securities (and/or securities convertible into, or exchangeable or exercisable for voting or equity securities) of MAG or any of the MAG Subsidiaries;

(c)	a plan of arrangement, merger, amalgamation, consolidation, share exchange, share issuance, business combination, reorganization, recapitalization, liquidation, dissolution, share reclassification or other similar transaction involving MAG or any of the MAG Subsidiaries; or

(d)	any other transaction or series of transactions, the consummation of which could reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by the Arrangement Agreement or the Arrangement or which could reasonably be expected to materially reduce the benefits to Pan American under the Arrangement Agreement or the Arrangement.

“Advance Ruling Certificate” or “ARC” means an advance ruling certificate issued by the Commissioner pursuant to section 102 of the Competition Act with respect to the transactions contemplated by the Arrangement Agreement.

“affiliate” means an “affiliated entity” within the meaning of MI 61-101.

“allowable capital loss” has the meaning ascribed thereto in “Certain Canadian Federal Income Tax Considerations for Shareholders – Holders Resident in Canada – Capital Gains and Capital Losses”.

“Approved Budget” has the meaning ascribed thereto in Section 1.1 of the Arrangement Agreement.

“Arrangement” means the arrangement proposed pursuant to Division 5 of Part 9 of the BCBCA with respect to, inter alia, MAG, MAG Securityholders and Pan American on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the Arrangement Agreement or the Plan of Arrangement or made at the direction of the Court in the Interim Order or Final Order with the consent of Pan American and MAG, each acting reasonably.

“Arrangement Agreement” or “Agreement” means the Arrangement Agreement dated May 11, 2025, as amended on May 30, 2025 and June 6, 2025, between MAG and Pan American, including (unless the context requires otherwise) the schedules attached thereto, the Pan American Disclosure Letter and the MAG Disclosure Letter, as further amended, supplemented or otherwise modified from time to time in accordance with the terms thereof.

“Arrangement Resolution” means the special resolution of the Shareholders approving the Arrangement to be considered at the Meeting, substantially in the form and content of Appendix A hereto.

“Associate” has the meaning ascribed thereto in the Securities Act (British Columbia).

“BCBCA” means the Business Corporations Act (British Columbia).

“Beneficial Shareholder” means a person who holds MAG Shares through an Intermediary or who otherwise does not hold MAG Shares in the person’s name.

“Blakes” means Blake, Cassels & Graydon LLP.

“BMO” means BMO Capital Markets.

“BMO Opinion” means an opinion of BMO, to the effect that the Consideration to be received by the Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders, as of the date of such opinion and subject to the assumptions, limitations and qualifications contained therein and attached as Appendix E to this Circular.

“Board” means the board of directors of the Company, as constituted from time to time.

“Broadridge” means Broadridge Financial Solutions, Inc.

“Business Day” means any day, other than a Saturday, a Sunday or any other day on which the principal chartered banks located in Vancouver, British Columbia are not open for business during normal banking hours.

“Canada Post Disruption” has the meaning ascribed thereto in “Management Information Circular – Disruption of Canada Post Mail Service”.

“Canada-US Tax Treaty” has the meaning ascribed thereto in “Certain Canadian Federal Income Tax Considerations for Shareholders – Holders Not Resident in Canada – Dividends on Pan American Shares”.

“Canadian Competition Approval” means either:

(a)	the issuance of an Advance Ruling Certificate; or
(b)	(i) the applicable waiting periods under subsection 123(1) of the Competition Act shall have expired or have been terminated in accordance with subsection 123(2) of the Competition Act or the obligation to provide a pre merger notification in accordance with Part IX of the Competition Act shall have been waived in accordance with paragraph 113(c) of the Competition Act, and (ii) the Commissioner shall have issued a No Action Letter.

“Cash Consideration” means, for each MAG Share, US$20.54 in cash.

“Cash Election” has the meaning ascribed thereto in “The Arrangement – Effect and Details of the Arrangement – Elections under the Plan of Arrangement”.

“Cash Election Share” means each MAG Share in respect of which a Shareholder has elected for the Cash Consideration.

“Circular” means this management information circular, including the Notice of Meeting and all appendices hereto and all documents incorporated by reference herein, and all amendments hereof.

“CFC” has the meaning ascribed thereto in “Certain U.S. Federal Income Tax Consequences of the Arrangement”.

“COFECE” means the Federal Economic Competition Commission of Mexico (Comisión Federal de Competencia Económica), or any succeeding body thereof.

“COFECE Approval” means the unconditional approval or clearance of the transactions contemplated in the Arrangement Agreement issued by COFECE, or its tacit approval, due to the statutory term for purposes of issuing the approval elapsing, pursuant to the provisions set forth in Mexican Antitrust Law, having not been modified or withdrawn prior to the Effective Time.

“Combined Company” means Pan American after completion of the Arrangement.

“Commissioner” means the Commissioner of Competition appointed under the Competition Act and includes any person duly authorized to exercise the powers and perform the duties on behalf of the Commissioner of Competition.

“Company” or “MAG” means MAG Silver Corp., a company existing under the BCBCA.

“Competition Act” means the Competition Act (Canada), and includes the regulations made thereunder.

“Computershare” means Computershare Investor Services Inc., MAG’s transfer agent.

“Consideration” means the consideration payable pursuant to the Plan of Arrangement to a person who is a Shareholder.

“Controlling Individual” has the meaning ascribed thereto in “Certain Canadian Federal Income Tax Considerations for Shareholders – Eligibility for Investment”.

“Court” means the Supreme Court of British Columbia.

“CRA” means the Canada Revenue Agency.

“Data Room Information” has the meaning ascribed thereto in Section 1.1 of the Arrangement Agreement.

“Depositary” means Computershare Investor Services Inc.

“Deposited Securities” has the meaning ascribed thereto in “Summary – Letter of Transmittal”.

“Depositing Shareholder” has the meaning ascribed thereto in “Summary – Letter of Transmittal”.

“Dissent Rights” means the right of dissent exercisable by Registered Shareholders as of the Record Date under Sections 237 to 247 of the BCBCA in respect of the Arrangement, as may be modified by the Interim Order, the Plan of Arrangement and any other order of the Court.

“Dissent Share” means a MAG Share in respect of which Dissent Rights have been duly and validly exercised before the Effective Time.

“Dissenting Non-Resident Holder” has the meaning ascribed thereto in “Certain Canadian Federal Income Tax Considerations for Shareholders – Holders Not Resident in Canada – Dissenting Non-Resident Holders”.

“Dissenting Resident Holder” has the meaning ascribed thereto in “Certain Canadian Federal Income Tax Considerations for Shareholders – Holders Resident in Canada – Dissenting Resident Holders”.

“Dissenting Shareholder” means a Registered Shareholder as of the Record Date who has duly and validly exercised its Dissent Rights and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights.

“DRS Advices” means the direct registration system advices held by some Shareholders representing their MAG Shares.

“E-delivery” means electronic delivery.

“EDGAR” means the system for Electronic Data Gathering, Analysis and Retrieval.

“Effective Date” means the date that the Arrangement becomes effective, as provided in the Plan of Arrangement.

“Effective Time” means 12:01 a.m. (Vancouver time) on the Effective Date, or such other time as MAG and Pan American may agree upon in writing.

“Elected Amount” has the meaning ascribed thereto in “Certain Canadian Federal Income Tax Considerations for Shareholders – Holders Resident in Canada – Exchange of MAG Shares for Consideration that includes Share Consideration – With Section 85 Election”.

“Election Deadline” means 2:00 p.m. (Vancouver time) on the date that is mutually agreed between the parties, acting reasonably, and announced by MAG by way of a news release, which date shall be proximate to, but no less than five (5) Business Days prior to, the Effective Date, in accordance with the terms of the Arrangement.

“Eligible Holder” means a Shareholder immediately prior to the Effective Time (other than a Dissenting Shareholder) who is: (a) a person (other than a partnership) that is a resident of Canada for purposes of the Tax Act (other than a Tax Exempt Person) or (b) a partnership any member of which is a resident of Canada for the purposes of the Tax Act (other than a Tax Exempt Person).

“Employment and Services Agreements” has the meaning ascribed thereto in “The Arrangement – Interests of Certain Persons in the Arrangement – Employment Agreements and Compensation Bonus”.

“Final Order” means the order made after the application to the Court pursuant to subsection 291(4) of the BCBCA after being informed of the intention of the Parties to rely upon the Section 3(a)(10) Exemption from the registration requirements of the U.S. Securities Act with respect to the Pan American Shares issued pursuant to the Arrangement, in form and substance acceptable to both MAG and Pan American, each acting reasonably, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement, approving the Arrangement as such order may be amended, affirmed, modified, supplemented or varied by the Court (with the consent of both MAG and Pan American, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed, amended, modified, supplemented or varied on appeal (provided that any such affirmation, amendment, modification, supplement or variation is acceptable to MAG and Pan American, each acting reasonably).

“Former Shareholder” means the holders of MAG Shares immediately prior to the Effective Time.

“GenCap” means GenCap Mining Advisory Ltd.

“GenCap Opinion” means an opinion of GenCap, to the effect that the Consideration to be received by the Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders, as of the date of such opinion and subject to the assumptions, limitations and qualifications contained therein and attached as Appendix F to this Circular.

“Governmental Entity” means (a) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, bureau or agency, domestic or foreign, (b) any subdivision, agent, commission, board or authority of any of the foregoing, (c) any quasi governmental or private body, including any tribunal, commission, regulatory agency or self regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, or (d) any stock exchange, including the TSX, the NYSE and the NYSE American, but excludes the Commissioner.

“IFRS” means IFRS Accounting Standards as issued by the International Accounting Standards Board.

“Indigenous Group” includes any native, first nation, indigenous or aboriginal peoples or group, or any person, peoples or group asserting or otherwise claiming a native, indigenous or aboriginal or treaty right or any other similarly based or derived right (including native, indigenous or aboriginal title) or any other native, indigenous, aboriginal or similar interest, including the Inuit peoples of Canada, and any person or group representing any of the foregoing.

“Interim Order” means the interim order made after the application to the Court pursuant to subsection 291(2) of the BCBCA after being informed of the intention of the Parties to rely upon the Section 3(a)(10) Exemption from the registration requirements of the U.S. Securities Act with respect to the Pan American Shares issued pursuant to the Arrangement, attached as Appendix C to this Circular in form and substance acceptable to both MAG and Pan American, each acting reasonably, providing for, among other things, the calling and holding of the Meeting, as such order may be amended, affirmed, modified, supplemented or varied by the Court (with the consent of both MAG and Pan American, each acting reasonably).

“Interim Period” has the meaning ascribed thereto in “The Arrangement Agreement – Covenants – Mutual Covenants”.

“Interested Parties” has the meaning ascribed thereto in “The Arrangement – Opinions of Financial Advisors”.

“Intermediary” means, collectively, a broker, investment dealer, bank, trust company, nominee or other intermediary.

“IRS” has the meaning ascribed thereto in “Certain U.S. Federal Income Tax Consequences of the Arrangement”.

“Juanicipio Entities” means Minera Juanicipio, S.A. de C.V. and Equipos Chaparral, S.A. de C.V.

“Juanicipio Mine” means the Juanicipio mine located in the Fresnillo Silver Trend in Mexico, operated by Fresnillo plc.

“Juanicipio Representatives” means any officer, director, employee, representative (including any financial or other advisor) or agent of the Juanicipio Entities.

“Key Regulatory Approvals” means those sanctions, rulings, consents, orders, exemptions, Permits and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities in those jurisdictions where either Party conducts material operations or into which either Party sell a material amount of silver, gold, dore, concentrate or other metal bearing ore, including the COFECE Approval, but which for greater certainty excludes the Canadian Competition Approval.

“Key Third Party Consents” means the consents, approvals and notices, including as set out in Schedule D of the Arrangement Agreement, required to proceed with the transactions contemplated by the Arrangement Agreement and the Arrangement pursuant to the Plan of Arrangement.

“Kingsdale” or “Kingsdale Advisors” means Kingsdale Advisors, strategic advisor for MAG.

“Law” or “Laws” means all laws (including common law), codes, by laws, statutes, rules, regulations, Mexican official norms, principles of law and equity, orders, rulings, ordinances, judgements, injunctions, determinations, awards, decrees or other requirements having the force of law, whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity or self regulatory authority (including, where applicable, the TSX, the NYSE and the NYSE American), and the term “applicable” with respect to such Laws and in a context that refers to one or more persons, means such Laws as are applicable to such person or its business, undertaking, assets, property or securities and emanate from a person having jurisdiction over the person or persons or its or their business, undertaking, assets, property or securities.

“Letter of Transmittal” means the letter of transmittal and election form to be sent to the Registered Shareholders for use in connection with the Arrangement.

“Liens” means any hypothec, mortgage, pledge, assignment, lien, easement, charge, security interest, adverse right or claim, prior consignment, lease, sublease, royalty, right to possession, other third person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing.

“Locked-up Shareholders” means certain of the directors and officers of the Company who have entered into Voting and Support Agreements.

“MAG Benefit Plans” has the meaning ascribed thereto in Section 1.1 of the Arrangement Agreement.

“MAG Change in Recommendation” has the meaning ascribed thereto in Section 8.2.1(c)(i) of the Arrangement Agreement.

“MAG Concessions” has the meaning ascribed thereto in Section 1.1 of the Arrangement Agreement.

“MAG Credit Facility” means the US$40 million revolving credit facility entered into among MAG, as borrower, Minera Los Lagartos, S.A. de C.V., 0890887 B.C. Ltd. and certain subsidiaries of MAG from time to time, as guarantors, Bank of Montreal, as administrative agent, BMO, as bookrunner and mandated lead arranger and certain financial institutions from time to time, on October 4, 2023.

“MAG Disclosure Letter” means the disclosure letter delivered by the Company to the Purchaser on the date of the Arrangement Agreement.

“MAG DSU” means a unit credited by MAG to a participant by way of a bookkeeping entry in the books of MAG, representing the right to receive cash, such number of MAG Shares from treasury, or a combination of cash and MAG Shares, as determined in accordance with the MAG DSU Plan.

“MAG DSU Plan” means the third amended and restated deferred share unit plan of the Company adopted by the Board on May 13, 2014 as amended and restated on May 13, 2017 and May 8, 2023, as the same may be amended, supplemented or otherwise modified from time to time.

“MAG Financial Advisors” means BMO and GenCap, as financial advisors to the Board and Raymond James, as financial advisor to the Special Committee.

“MAG Material Adverse Effect” has the meaning ascribed thereto in Section 1.1 of the Arrangement Agreement.

“MAG Material Contract” has the meaning ascribed thereto in Section 1.1 of the Arrangement Agreement.

“MAG Material Subsidiaries” means:

(a)	the Juanicipio Entities; and
(b)	Minera Los Lagartos, S.A. de C.V.

“MAG Option” means a right and option to purchase one or more MAG Shares granted pursuant to the MAG Option Plan or otherwise enforceable against MAG.

“MAG Option Plan” means the third amended and restated stock option plan of the Company adopted by the Board on May 3, 2014 as amended and restated on May 10, 2017 and amended May 8, 2023, as the same may be amended, supplemented or otherwise modified from time to time.

“MAG PSU” means a right to receive a MAG Share, that generally becomes vested, if at all, subject to the attainment of certain performance conditions and satisfaction of other conditions to vesting, granted pursuant to the MAG Share Unit Plan or otherwise enforceable against MAG.

“MAG Quarterly Dividends” means quarterly dividends to be declared and paid by MAG on the MAG Shares prior to the Effective Time, provided that the amount of such dividends in any one quarter shall not exceed US$15,000,000.

“MAG Representatives” means any officer, director, employee, representative (including any financial or other advisor) or agent of MAG or any of the MAG Subsidiaries (excluding for this purpose the Juanicipio Entities).

“MAG RSU” means a right to receive a MAG Share, that generally becomes vested, if at all, following a period of continuous employment with MAG or a subsidiary, granted pursuant to the MAG Share Unit Plan or otherwise enforceable against MAG.

“MAG Security” means a MAG Share, MAG Option, MAG PSU, MAG RSU or MAG DSU.

“MAG Securityholder” means a holder of one or more MAG Securities.

“MAG Share Unit Plan” means the amended and restated share unit plan of the Company adopted by the Board on May 13, 2014 as amended on May 10, 2017 and May 8, 2023, as the same may be amended, supplemented or otherwise modified from time to time.

“MAG Shares” means common shares in the capital of MAG.

“MAG Subsidiaries” means the MAG Material Subsidiaries, 0890887 B.C. Ltd., 0891512 B.C. Ltd., 0892249 B.C. Ltd., 0928293 B.C. Ltd., 1190298 B.C. Ltd., DSUB 0890887 Cooperatief U.A., DTM USA, Inc., Gatling Exploration Inc., Minera Pozo Seco, S.A. de C.V., Minera Sierra Vieja, S.A. de C.V. and STPF B.V.

“Mailing Deadline” means thirty (30) days after the date of the Arrangement Agreement, or such other date as may be agreed between the Parties.

“Mark-to-Market Election” has the meaning ascribed thereto in “Certain U.S. Federal Income Tax Consequences of the Arrangement – Passive Foreign Investment Company Considerations”.

“Meeting” means the special meeting of the Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution.

“Mexican Antitrust Law” means the Mexican Federal Economic Competition Law (Ley Federal de Competencia Económica) or the applicable Mexican Law that replaces it.

“Mexican Governmental Royalties” means mining Taxes payable in accordance with articles 268 and 270 of the Mexican Federal Duties Law (Ley Federal de Derechos), which provides that: (i) a special mining duty (derecho especial sobre mineria) is payable on an annual basis equal to 8.5% of the sales income generated by minerals extracted from a mining concession minus the authorized deductions and (ii) an extraordinary mining duty (derecho extraordinario sobre mineria) is payable on an annual basis equal to 1% of the sales income of gold, silver or platinum minerals.

“Mexican Mining Duties” means mining Taxes payable in accordance with the Mexican mining Laws and with Article 263 of the Mexican Federal Duties Law (Ley Federal de Derechos) which provides a mining duty (derecho sobre mineria) payable on a semi-annual basis calculated based on the size of the relevant mining concession and its seniority.

“MI 61-101” mean Multilateral Instrument 61-101 – Protection of Minority Shareholders in Special Transactions.

“MLI” has the meaning ascribed thereto in “Certain Canadian Federal Income Tax Considerations for Shareholders – Holders Not Resident in Canada – Dividends on Pan American Shares”.

“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

“NI 54-101” means National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer.

“No Action Letter” means written confirmation from the Commissioner that he does not, at that time, intend to make an application under Section 92 of the Competition Act in respect of the transactions contemplated by the Arrangement Agreement.

“NOBO” means “non-objecting beneficial owners” and refers to Beneficial Shareholders who have not objected to their nominee disclosing certain ownership information about themselves to the Company.

“Non-Resident Holder” has the meaning ascribed thereto in “Certain Canadian Federal Income Tax Considerations for Shareholders – Holders Not Resident in Canada”.

“Notice of Dissent” has the meaning ascribed thereto in “The Arrangement – Dissenting Shareholders’ Rights”.

“Notice Shares” has the meaning ascribed thereto in “The Arrangement – Dissenting Shareholders’ Rights”.

“Notifiable Transactions” has the meaning ascribed thereto in “The Arrangement – Key Regulatory Approvals – Competition Act Approval”.

“NYSE” means the New York Stock Exchange.

“NYSE American” means the NYSE American LLC.

“OBO” means “objecting beneficial owners” and refers to those non-registered holders who have objected to their nominee disclosing ownership information about themselves to the Company.

“Order” means all judicial, arbitral, administrative, ministerial, departmental or regulatory judgments, injunctions, orders, decisions, rulings, determinations, awards or decrees of any Governmental Entity (in each case, whether temporary, preliminary or permanent).

“ordinary course of business”, “ordinary course of business consistent with past practice”, or any similar reference, means, with respect to an action taken by a person, that such action is consistent with the past practices of such person and is taken in the ordinary course of the normal day to day business and operations of such person; provided that in any event such action is not unreasonable or unusual.

“Outside Date” means September 8, 2025, or such later date as may be agreed to in writing by the Parties; provided, however, that any Party shall have the right to extend the Outside Date for up to an additional 150 days (in 30-day increments) if the COFECE Approval has not been obtained and has not been denied by a non-appealable decision of COFECE, by giving written notice to the other Party to such effect no later than 5:00 p.m. (Vancouver time) on the date that is not less than five (5) days prior to the original Outside Date (and any subsequent Outside Date); provided further that, notwithstanding the foregoing, a Party shall not be permitted to extend the Outside Date if the failure to obtain the COFECE Approval is primarily the result of such Party’s failure to comply with its covenants herein; and, provided further that in the aggregate such extensions shall not extend beyond February 6, 2026.

“Pan American Disclosure Letter” means the disclosure letter delivered by the Purchaser to the Company on the date of the Arrangement Agreement.

“Pan American Material Adverse Effect” has the meaning ascribed to it in Section 1.1 of the Arrangement Agreement.

“Pan American Material Subsidiaries” means 0799714 B.C. Ltd., Aquiline Resources Inc., Yamana Gold Inc., Jacobina Mineração e Comércio Ltda., PASMEX, S.A. de C.V., Plata Panamericana S.A. de C.V., Yamana International Holdings B.V., Yamana Jacobina Holdings B.V., Minera Yamana Chile SpA, Minera Meridian Ltda., Pan American Silver (Barbados) Corp., Pan American Silver (Peru) S.A.C. and Shahuindo S.A.C.

“Pan American Share” means a common share in the authorized share capital of Pan American.

“Parties” means MAG and Pan American and “Party” means any of them.

“Permit” means any license, permit, certificate, consent, order, grant, approval, classification, registration or other authorization of or from any Governmental Entity or Indigenous Group.

“person” includes an individual, sole proprietorship, partnership, association, body corporate, trust, natural person in his or her capacity as trustee, executor, administrator or other legal representative, Governmental Entity, Indigenous Group, Ejidos or Comunidades and other social entities or any other entity, whether or not having legal status.

“PFIC” has the meaning ascribed thereto in “Certain U.S. Federal Income Tax Consequences of the Arrangement”.

“Plan of Arrangement” means the plan of arrangement in the form of Appendix B and any amendments or variations thereto made in accordance with the provisions of the Arrangement Agreement or the Plan of Arrangement or at the direction of the Court (with the prior written consent of MAG and Pan American, each acting reasonably) in the Final Order.

“Proposed Amendments” has the meaning ascribed thereto in “Certain Canadian Federal Income Tax Considerations for Shareholders”.

“Purchaser” or “Pan American” means Pan American Silver Corp., a company existing under the laws of British Columbia.

“QEF” has the meaning ascribed thereto in “Certain U.S. Federal Income Tax Consequences of the Arrangement – Passive Foreign Investment Company Considerations”.

“QEF Election” has the meaning ascribed thereto in “Passive Foreign Investment Company Considerations”.

“Raymond James” means Raymond James Ltd.

“Raymond James Opinion” means the opinion of Raymond James, to the effect that the Consideration to be received by the Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders, as of the date of such opinion and subject to the assumptions, limitations and qualifications contained therein and attached as Appendix G to this Circular.

“Record Date” means the record date for determining the Shareholders entitled to receive notice of and to vote at the Meeting, being the close of business on June 2, 2025 (Vancouver time) pursuant to the Interim Order.

“Registered Plans” has the meaning ascribed thereto in “Certain Canadian Federal Income Tax Considerations for Shareholders – Eligibility for Investment”.

“Registered Shareholder” means a registered holder of MAG Shares as recorded in the shareholder register of the Company.

“Regulations” has the meaning ascribed thereto in “Certain Canadian Federal Income Tax Considerations for Shareholders”.

“Required Shareholder Approval” means the approval of the Arrangement Resolution by at least 66 2/3% of the votes cast by the Shareholders present in-person or by proxy at the Meeting.

“Resident Holder” has the meaning ascribed thereto in “Certain Canadian Federal Income Tax Considerations for Shareholders – Holders Resident in Canada”.

“Response Period” has the meaning ascribed thereto in “The Arrangement Agreement – Non-Solicitation and Right to Match”.

“Returns” has the meaning ascribed thereto in Section 1.1 of the Arrangement Agreement.

“Review Period” has the meaning ascribed thereto in “The Arrangement Agreement – Non-Solicitation and Right to Match”.

“SEC” means the United States Securities and Exchange Commission.

“Section 3(a)(10) Exemption” has the meaning ascribed thereto in Section 1.1 of the Arrangement Agreement.

“Section 85 Election” has the meaning ascribed thereto in “Certain Canadian Federal Income Tax Considerations for Shareholders – Holders Resident in Canada – Exchange of MAG Shares for Consideration that includes Share Consideration – With Section 85 Election”.

“Securities Act” means the Securities Act (British Columbia) and the rules, regulations, forms and published instruments, policies, bulletins and notices made thereunder, as now in effect and as they may be promulgated or amended from time to time.

“Securities Authorities” means, collectively, the British Columbia Securities Commission and the applicable securities commissions and other securities regulatory authorities in each of the other provinces and territories of Canada.

“Securities Laws” means the Securities Act, the securities legislation of each other province and territory of Canada and the rules, regulations, forms, published instruments, policies, bulletins and notices of the Securities Authorities made thereunder, the U.S. Exchange Act, the U.S. Securities Act and all other state and federal securities laws, rules, regulations and policies published thereunder, in each case as now in effect and as they may be promulgated or amended from time to time.

“SEDAR+” means the System for Electronic Document Analysis and Retrieval+ website.

“Share Consideration” means, for each MAG Share, US$0.0001 in cash and 0.755 of a Pan American Share.

“Share Election” has the meaning ascribed thereto in “The Arrangement – Effect and Details of the Arrangement – Elections under the Plan of Arrangement”.

“Share Election Share” means each MAG Share in respect of which a Shareholder has elected for the Share Consideration.

“Shareholder” means the holders of MAG Shares.

“Special Committee” means the special committee of independent directors of the Board.

“subsidiary” means a “subsidiary entity” within the meaning of MI 61-101 and includes each of the material subsidiaries.

“Superior Proposal” means any unsolicited bona fide written Acquisition Proposal from a person or persons who is or are, as at the date of the Arrangement Agreement, a party that deals at arm’s length with MAG, that is made after the date of the Arrangement (and is not obtained in violation of the Arrangement or any agreement between the person making such Acquisition Proposal and MAG) to acquire all of the outstanding MAG Shares (other than MAG Shares beneficially owned by the person or persons making such Acquisition Proposal) or all or substantially all of the assets of MAG and the MAG Subsidiaries on a consolidated basis, and (i) that is reasonably capable of being completed without undue delay, taking into account all financial, legal, regulatory and other aspects of such Acquisition Proposal and the person or persons making such Acquisition Proposal; (ii) that, if it relates to the acquisition of MAG Shares, is made to all Shareholders on the same terms and conditions; (iii) that is not subject to any financing condition and in respect of which it has been demonstrated to the satisfaction of the Board, acting in good faith (after receiving the advice of its outside legal advisors and the MAG Financial Advisors), that any required funds to complete such Acquisition Proposal have been committed and will be immediately available at closing; (iv) that is not subject to any due diligence or access condition; (v) that complies with Securities Laws; (vi) in respect of which the Board unanimously determines, in its good faith judgment, after receiving the advice of its outside legal advisors and the MAG Financial Advisors, that (A) failure to recommend such Acquisition Proposal to the Shareholders would be inconsistent with its fiduciary duties under applicable Law; and (B) having regard for all of the terms and conditions of the Acquisition Proposal, including all financial, legal, regulatory and other aspects of such proposal and the person making such proposal, such Acquisition Proposal, will, if consummated in accordance with its terms (but not assuming away any risk of non completion), result in a transaction more favourable to the Shareholders from a financial point of view than the transactions contemplated by the Arrangement Agreement, after taking into account any amendment to the terms of the Arrangement Agreement and the Plan of Arrangement proposed by Pan American pursuant to the right to match provisions of the Arrangement Agreement.

“Supplementary Information Request” has the meaning ascribed thereto in “The Arrangement – Key Regulatory Approvals – Competition Act Approval”.

“Tax Act” means the Income Tax Act (Canada).

“Tax Exempt Person” means a person who is exempt from tax under Part I of the Tax Act.

“Tax Instruction Letter” means the tax instruction letter delivered by Pan American to an Eligible Holder who has submitted a Letter of Transmittal indicating such holder wishes to receive such a letter which provides general instructions on how to make the Section 85 Election with Pan American in order to obtain a full or partial tax deferred rollover for Canadian income tax purposes in respect of the sale of the Eligible Holder’s MAG Shares to Pan American.

“taxable capital gain” has the meaning ascribed thereto in “Certain Canadian Federal Income Tax Considerations for Shareholders – Holders Resident in Canada – Capital Gains and Capital Losses”.

“Taxes” means (a) any and all taxes, imposts, levies, withholdings, duties, including the Mexican Mining Duties and Mexican Governmental Royalties, fees, premiums, assessments and other charges of any kind, however denominated and instalments or advance payments in respect thereof, including any interest, penalties, fines or other additions that have been, are or will become payable in respect thereof, imposed by any Governmental Entity, including for greater certainty all income, gains or profits taxes (including Canadian federal, provincial and territorial income taxes), payroll and employee withholding taxes, employment or payroll taxes, employment insurance, disability taxes, social insurance taxes, social security contributions, sales and use taxes, consumption taxes, customs taxes, ad valorem taxes, excise taxes, goods and services taxes, harmonized sales taxes, franchise taxes, gross receipts taxes, capital taxes, business license taxes, alternative minimum taxes, estimated taxes, abandoned or unclaimed (escheat) taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, severance taxes, workers’ compensation, Canada and other government pension plan premiums or contributions and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, together with any interest, penalties or other additions to tax that may become payable in respect of such taxes, and any interest in respect of such interest, penalties and additions, whether disputed or not; (b) any liability for the payment of any amount described in clause (a) of this definition as a result of being a member of an affiliated, consolidated, combined or unitary group for any period, as a result of any tax sharing or tax allocation agreement, arrangement or understanding, or as a result of being liable for another person’s taxes by contract or otherwise and “Tax” has a corresponding meaning.

“Termination Fee” means US$60,000,000 payable by MAG to Pan American, on and subject to the terms of the Arrangement Agreement.

“Treasury Regulations” has the meaning ascribed thereto in “Certain U.S. Federal Income Tax Consequences of the Arrangement”.

“TSX” means the Toronto Stock Exchange.

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934 as the same has been and hereinafter from time to time may be amended and the rules and regulations promulgated thereunder.

“U.S. Holder” has the meaning ascribed thereto in “Certain Canadian Federal Income Tax Considerations for Shareholders – Holders Not Resident in Canada – Dividends on Pan American Shares”.

“U.S. Securities Act” means the United States Securities Act of 1933 as the same has been and hereinafter from time to time may be amended and the rules and regulations promulgated thereunder.

“U.S. Shareholders” has the meaning ascribed thereto in “The Arrangement – Securities Law Matters – United States Securities Law Matters”.

“U.S. Tax Code” means the U.S. Internal Revenue Code of 1986, as amended.

“United States” or “U.S.” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia.

“VIF” means voting instruction form.

“Voting and Support Agreements” means the voting and support agreements dated May 11, 2025 and made between the Pan American and the Locked-Up Shareholders setting forth the terms and conditions on which the Locked-Up Shareholders have agreed to vote their MAG Shares in favour of the Arrangement Resolution.

“VWAP” means volume weighted average price.

SUMMARY

The following information is a summary of the contents of this Circular. This summary is provided for convenience only and the information contained in this summary should be read in conjunction with, and is qualified in its entirety by, the more detailed information and financial data and statements contained elsewhere in this Circular or incorporated by reference herein. Capitalized terms in this summary have the meaning set out in the “Glossary of Terms” or as set out herein. The full text of the Arrangement Agreement is available under the Company’s profile on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov/search-filings).

Date, Time and Place of Meeting	The Meeting will be held in person at 1133 Melville Street, Suite 3500, Vancouver, British Columbia, Canada on July 10, 2025 at 9:00 a.m. (Vancouver time).

The Record Date	The Record Date for determining the Shareholders entitled to receive notice of and to vote at the Meeting is as of the close of business (Vancouver time) on June 2, 2025.

Purpose of the Meeting	At the Meeting, Shareholders will be asked to consider and, if deemed advisable, to pass, with or without variation, the Arrangement Resolution. The approval of the Arrangement Resolution will require approval by at least 66 2/3% of the votes cast by Shareholders present in-person or represented by proxy at the Meeting (the “Required Shareholder Approval”).

The Arrangement

The purpose of the Arrangement is to effect the acquisition by Pan American of the Company. If the Arrangement Resolution is approved with the Required Shareholder Approval and all other conditions to the closing of the Arrangement are satisfied or waived, the Arrangement will be implemented by way of a court-approved plan of arrangement under the BCBCA.

The following summarizes the steps which will occur under the Plan of Arrangement on the Effective Date, if all conditions to the completion of the Arrangement have been satisfied or waived. The following description of steps is qualified in its entirety by reference to the full text of the Plan of Arrangement attached as Appendix B to this Circular:

Commencing at the Effective Time, each of the following events shall occur and will be deemed to occur on and subject to the terms set out in the Plan of Arrangement:

(a)             each MAG DSU, MAG PSU, and MAG RSU outstanding immediately prior to the Effective Time (whether vested or unvested), shall be deemed to be assigned and transferred by such holder to the Company in exchange for a cash payment equal to the Cash Consideration for each MAG DSU, MAG PSU, or MAG RSU (less applicable withholding Taxes), respectively and such MAG DSU, MAG PSU, or MAG RSU shall immediately be cancelled;

(b)            each MAG Option outstanding immediately prior to the Effective Time (whether vested or unvested), shall be deemed to be unconditionally vested and exercisable, and such MAG Option shall, without any further action by or on behalf of a holder of MAG Options, be deemed to be assigned and transferred by such holder to the Company in exchange for a cash payment equal to the amount (if any) by which the Cash Consideration in respect of each MAG Share underlying each MAG Option exceeds the exercise price of such MAG Option (converted, if applicable, to U.S. dollars in accordance with the Plan of Arrangement), less applicable withholding Taxes and such MAG Option shall immediately be cancelled;

(c)             each of the MAG Shares held by Dissenting Shareholders in respect of which Dissent Rights have been validly exercised shall be deemed to have been transferred without any further act or formality to Pan American in consideration for a debt-claim against Pan American for the amount determined under Article 5 of the Plan of Arrangement; and such Dissenting Shareholders shall cease to be the holders of such MAG Shares and to have any rights as holders of such MAG Shares other than the right to be paid fair value for such MAG Shares;

(d)            concurrently with the steps described in paragraph (e) below, subject to proration in accordance with the Plan of Arrangement, each MAG Share in respect of which a Shareholder has elected for Cash Consideration outstanding immediately prior to the Effective Time shall, without any further action by or on behalf of a holder of MAG Shares, be deemed to be assigned and transferred by the holder thereof to Pan American in exchange for the Cash Consideration from Pan American, and the holders of such MAG Shares shall cease to be the holders thereof and to have any rights as holders of such MAG Shares other than the right to be paid the Consideration by the Depositary in accordance with the Plan of Arrangement; and

(e)             concurrently with the step described in paragraph (d) above, subject to proration in accordance with the Plan of Arrangement, each MAG Share in respect of which a Shareholder has elected for Share Consideration or which no election was made outstanding immediately prior to the Effective Time shall, without any further action by or on behalf of a holder of MAG Shares, be deemed to be assigned and transferred by the holder thereof to Pan American in exchange for the Share Consideration from the Purchaser, and the holders of such MAG Shares shall cease to be the holders thereof and to have any rights as holders of such MAG Shares other than the right to be paid the Consideration by the Depositary in accordance with the Plan of Arrangement.

On completion of the Arrangement, the Company will be a wholly-owned subsidiary of Pan American.

See “The Arrangement – Effect and Details of the Arrangement – General” in this Circular.

Effect on MAG Shares

Pursuant to the Arrangement, all of the issued and outstanding MAG Shares (other than MAG Shares held by a Dissenting Shareholder who has validly exercised their Dissent Right) will be transferred to Pan American in exchange for either: (a) US$20.54 in cash for each MAG Share held (the “Cash Consideration”), or (b) US$0.0001 in cash and 0.755 of a common share in the capital of the Purchaser (each a “Pan American Share”) for each MAG Share held (the “Share Consideration”), in each case subject to proration in accordance with Sections 3.3 of the Plan of Arrangement.

See also “The Arrangement — Effect and Details of the Arrangement”.

Effect on MAG Options

Each MAG Option outstanding immediately prior to the Effective Time will be deemed unconditionally vested and exercisable and shall be deemed to be transferred to the Company in exchange for a cash payment equal to the amount, if any, by which the Cash Consideration in respect of each MAG Share underlying each MAG Option exceeds the exercise price payable under such MAG Option (converted, if applicable, to U.S. dollars in accordance with the Plan of Arrangement), less applicable withholding Taxes.

As at June 5, 2025, an aggregate of 1,209,536 MAG Options are outstanding.

See also “The Arrangement — Effect and Details of the Arrangement”.

Effect on MAG DSUs, MAG PSUs and MAG RSUs

Each MAG DSU, MAG PSU and MAG RSU outstanding immediately prior to the Effective Time will be deemed to be assigned and transferred to the Company in exchange for a cash payment equal to the Cash Consideration, less applicable withholding Taxes, for each MAG DSU, MAG PSU or MAG RSU, respectively, and such MAG DSU, MAG PSU, or MAG RSU shall immediately be cancelled.

As at June 5, 2025, an aggregate of 535,714 MAG DSUs, 451,423 MAG PSUs and 238,129 MAG RSUs are outstanding. In addition, on July 1, 2025, the directors of the Company will receive MAG DSUs representing the second quarterly installment of the annual grant of MAG DSUs for 2025. Assuming that all such MAG DSUs are issued based on a MAG Share price of US$20.54, it is anticipated that a total of approximately 10,360 of these MAG DSUs will be issued on July 1, 2025.

See also “The Arrangement — Effect and Details of the Arrangement”.

Extinction of Rights	To the extent a Former Shareholder shall not have surrendered MAG Shares to the Depositary in the manner described in this Circular on or before the date that is six years after the Effective Date, then the certificates formerly representing MAG Shares shall: (a) cease to represent a claim by, or interest of, of any kind or nature against or in MAG or Pan American; and (b) be deemed to be surrendered and forfeited to Pan American and shall be cancelled. Any payment made by way of cheque by the Depositary pursuant to the Plan of Arrangement that has not been deposited or has been returned to the Depositary or that otherwise remains unclaimed, in each case, on or before the sixth anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature.

Recommendation of the Board

Recommendation of the Board and the Special Committee

The Special Committee has advised the Board that, after careful consideration of the Raymond James Opinion and such other matters as it considered relevant, as more fully described under the heading “The Arrangement – Reasons for the Arrangement” contained in the enclosed Circular, including, among other things, (i) the terms and conditions of the Arrangement Agreement, (ii) the benefits and risks associated with the Arrangement, (iii) the benefits and risks associated with other strategic alternatives and options available to the Company, (iv) the impact of the Arrangement on other stakeholders of the Company, (v) consultations with management and legal counsel, and (vi) financial advice from Raymond James, BMO and GenCap, the Special Committee has unanimously determined that the Arrangement is in the best interests of the Company and fair to Shareholders (other than the Purchaser and its affiliates) and that the Arrangement is fair and reasonable to stakeholders whose rights are affected by the Arrangement, and has unanimously recommended to the Board that it (A) authorize and approve the Company’s entrance into the Arrangement, and the performance by the Company of its obligations under the Arrangement Agreement, and (B) recommend that Shareholders vote FOR the Arrangement Resolution.

The Board, after careful consideration of such matters as it considered relevant, as more fully described under the heading “The Arrangement – Reasons for the Arrangement” contained in the enclosed Circular, including a thorough review of the Arrangement Agreement, BMO Opinion and GenCap Opinion and other matters, and taking into account the best interests of the Company, and after consultation with management and its financial and legal advisors, and upon the unanimous recommendation of the Special Committee, has determined that it is advisable and in the best interests of the Company to (i) approve the execution and delivery of the Arrangement Agreement and the performance of its obligations thereunder and certain related matters and (ii) recommend that the Shareholders vote in favour of the Arrangement Resolution. Accordingly, the Board unanimously recommends that the Shareholders vote FOR the Arrangement.

See “The Arrangement – Background to the Arrangement” in this Circular.

Background to the Arrangement	The Arrangement Agreement is the result of arm’s length negotiations among representatives of MAG and Pan American and their respective legal advisors, as more fully described herein. A summary of the material events, meetings, negotiations and discussions between representatives of MAG and Pan American that preceded the execution of the Arrangement Agreement on May 11, 2025, as amended on May 30, 2025 and June 6, 2025, is included in this Circular under the heading “The Arrangement – Background to the Arrangement”.

Reasons for the Arrangement

In the course of their evaluation, the Board carefully considered a variety of factors with respect to the Arrangement including, among others, the following:

Attractive Immediate Premium: Immediate value uplift of approximately 21% and 27%, respectively, on a prorated basis to the closing price and the 20-day VWAP of the MAG Shares on the NYSE American ending May 9, 2025.

Optionality for Shareholders: The Shareholders have the option to receive either (a) US$20.54 in cash for each MAG Share held or (b) US$0.0001 in cash and 0.755 of a Pan American Share for each MAG Share held, subject to proration such that the aggregate Consideration paid to all Shareholders consists of US$500 million in cash and the remaining Consideration paid in Pan American Shares.

Diversified Exposure and Growth Opportunities: Exposure to Pan American’s diversified portfolio of ten silver and gold mines across seven countries and a proven track record of success in exploration, project-development and mining operations.

Portfolio Participation: Enlarged growth pipeline with exposure to Pan American’s La Colorada Skarn project in Mexico and the potential reopening of Pan American’s 100%-owned Escobal mine, one of the world’s best silver mines with past production of 20 Moz of silver per year.

Continued Exposure to Juanicipio: The Arrangement provides Shareholders with the opportunity to maintain exposure to the Juanicipio Mine, which continues to demonstrate strong operational performance and resource potential.

Derisking: Significantly de-risks Shareholders’ exposure by converting a concentrated interest in the Juanicipio Mine into equity ownership of Pan American, a diversified, leading silver producer with meaningful, long-term upside.

Financial Strength and Robust Returns: Equity participation in a well-capitalized, value driven, large-cap silver producer known for returning capital to shareholders, with over $1.0 billion returned to shareholders via dividends and buybacks since 2010.

Increased Liquidity and Market Presence: Greater scale, lower risk and peer leading cash flows driving improved trading liquidity on U.S. and Canadian markets.

Attractive Consideration: Eligible Holders who receive Pan American Shares may make a Section 85 Election to obtain a full or partial tax deferred rollover for Canadian income tax purposes in respect of the sale of the Eligible Holder’s MAG Shares to Pan American.

Compelling Value Relative to Alternatives: The Company considered, and engaged with, other potential strategic partners and acquirors and determined that it was unlikely that any of those parties would complete a transaction on terms that were superior to the Arrangement, concluding that the transaction with Pan American was in the best interests of the Company.

Fairness Opinions: The fairness opinions from Raymond James, BMO and GenCap that, subject to and based on the considerations, assumptions and limitations described therein, the Consideration to be received by the Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders.

Support by Directors and Senior Officers: Pursuant to voting agreements, the directors and senior officers of the Company have agreed to vote all of their MAG Shares, including any MAG Shares issuable upon exercise or redemption of MAG Options and other convertible securities of MAG, in favour of the Arrangement.

Ability to Respond to Unsolicited Superior Proposals: Under the terms of the Arrangement Agreement, the Board will remain able to respond to any unsolicited bona fide written proposal that constitutes a “Superior Proposal” under the terms of the Arrangement Agreement, subject to a right to match and a break fee that are not expected to deter other potential interested buyers, if any.

Negotiated Transaction: The Arrangement Agreement is the result of a comprehensive negotiation process with Pan American that was undertaken by the Company and its legal and financial advisors with the oversight of the Special Committee.

Deal Certainty: Pan American’s obligation to complete the Arrangement is subject to a limited number of conditions that the Company believes are reasonable in the circumstances.

Role of the Special Committee: The evaluation and negotiation process was supervised by the Special Committee, which is composed entirely of independent directors and was advised by experienced and qualified financial and legal advisors. The Special Committee met regularly with financial and legal advisors. The Arrangement was unanimously recommended to the Board by the Special Committee.

Shareholder Approval: The Arrangement must be approved by not less than two-thirds (2/3) of the votes cast by Shareholders present in person or represented by proxy at the Meeting.

Regulatory Approval: The Arrangement must be approved by the Supreme Court of British Columbia, which will consider, among other things, the fairness and reasonableness of the Arrangement to Shareholders. The Arrangement requires clearance under the Competition Act (Canada) and COFECE Approval.

Dissent Rights: The terms of the Plan of Arrangement provide that Registered Shareholders as of the Record Date who oppose the Arrangement may, upon compliance with certain conditions, exercise dissent rights and, if ultimately successful, receive fair value for their MAG Shares.

See “The Arrangement – Reasons for the Arrangement” in this Circular.

Voting and Support Agreements

The Locked-up Shareholders have entered into the Voting and Support Agreements with the Purchaser pursuant to which they have agreed to vote in favour of the Arrangement Resolution. As of the Record Date, the Locked-up Shareholders hold approximately 0.36% of the MAG Shares that will have voting rights at the Meeting.

See “The Arrangement – Voting and Support Agreements” in this Circular.

Conditions to Completion of the Arrangement

The implementation of the Arrangement is subject to a number of conditions being satisfied or waived by the Company or the Purchaser, as applicable, at or prior to the Effective Date, including the following:

(a)         obtaining the Required Shareholder Approval;

(b)         receipt of the Interim Order and the Final Order;

(c)         obtaining the Canadian Competition Approval;

(d)         obtaining the Key Regulatory Approvals, including COFECE Approval;

(e)         obtaining the Key Third Party Consents;

(f)          the Pan American Shares to be issued pursuant to the Arrangement shall be exempt from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) thereof;

(g)          there shall not exist any prohibition at Law, including a cease trade order, injunction or other restraining order, judgment or decree against Pan American or MAG which shall prevent the consummation of the Arrangement;

(h)          no action, suit or proceeding, shall have been taken under any applicable Law or by any Governmental Entity, and no Law, policy, decision or directive (having the force of Law) shall have been enacted, promulgated, amended or applied, in each case that (i) makes consummation of the Arrangement illegal, (ii) enjoins or prohibits the Plan of Arrangement or the transactions contemplated by the Arrangement Agreement, or (iii) renders the Arrangement Agreement unenforceable or frustrates the purpose and intent thereof;

(i)            receipt of conditional approval by the TSX and authorization by the NYSE of the listing of the Pan American Shares to be issued pursuant to the Arrangement;

(j)            receipt of approval of the TSX for MAG to complete the Arrangement;

(k)           the representations and warranties of the Company and the Purchaser contained in the Arrangement Agreement being true and correct as of the Effective Date, subject to certain qualifications;

(l)           compliance in all material respects by the Company and the Purchaser with all covenants required to be performed under the Arrangement Agreement, subject to certain qualifications;

(m)         no Pan American Material Adverse Effect having occurred to the Purchaser;

(n)          no MAG Material Adverse Effect having occurred to the Company;

(o)          the Purchaser shall have delivered the Consideration to the Depositary in accordance with Section 2.10 of the Arrangement Agreement; and

(p)          Dissent Rights not having been exercised in respect of more than 7.5% of the MAG Shares.

See “The Arrangement Agreement – Conditions to Closing” in this Circular.

Non-Solicitation

The Arrangement Agreement contains standard non-solicitation provisions whereby the Company agrees not to, will cause the MAG Representatives and MAG Subsidiaries (excluding the Juanicipio Entities) not to, and will not cause or encourage the Juanicipio Representatives to, solicit, initiate, encourage, or facilitate any proposal by a third party to acquire the Company or its assets, or engage in related discussions or negotiations, except in limited circumstances, and will give prompt notice to the Purchaser should the Company receive such a proposal or a request for non-public information that it reasonably believes would lead to such a proposal.

See “The Arrangement Agreement – Non-Solicitation and Right to Match” in this Circular.

Opinions of Financial Advisors

Each of the BMO Opinion, GenCap Opinion and the Raymond James Opinion separately concluded that, as of the date of such opinion and based on and subject to the various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken, the Consideration (as set forth in such opinion) to be received by the Shareholders pursuant to the Arrangement Agreement is fair, from a financial point of view, to the holders of MAG Shares.

See “The Arrangement – Opinions of Financial Advisors” in this Circular and Appendix E for the BMO Opinion, Appendix F for the GenCap Opinion and Appendix G for the Raymond James Opinion.

Termination of Arrangement Agreement

The Company and the Purchaser may agree in writing to terminate the Arrangement Agreement and abandon the Arrangement at any time prior to the Arrangement becoming effective. In addition, the Company or the Purchaser may terminate the Arrangement Agreement and abandon the Arrangement at any time prior to the Effective Date if certain specific events occur. Depending on the termination event, a Termination Fee may be payable by the Company.

See “The Arrangement Agreement – Termination of Arrangement Agreement” in this Circular.

Letter of Transmittal

A Letter of Transmittal is enclosed with this Circular. The Letter of Transmittal includes an election form that sets out the procedure to be followed by Registered Shareholders (“Depositing Shareholders”) to elect to receive either: (a) the Cash Consideration; or (b) the Share Consideration, in each case subject to proration, for each MAG Share held and to deposit their MAG Shares (the “Deposited Securities”). If the Arrangement becomes effective, in order to receive Consideration in exchange for the Deposited Securities to which the Depositing Shareholder is entitled under the Plan of Arrangement, a Depositing Shareholder must deliver the Letter of Transmittal properly completed and duly executed, together with share certificate(s) representing its Deposited Securities and all other required documents to the Depositary at the address set forth in the Letter of Transmittal. If the Arrangement is not completed, the Letter of Transmittal will be of no effect and the Depositary will return all share certificates representing the Deposited Securities to the holders thereof as soon as practicable at the address specified in the Letter of Transmittal. Shareholders whose MAG Shares are registered in the name of an Intermediary must contact their Intermediary to deposit their Deposited Securities.

See “The Arrangement – Exchange of MAG Shares” in this Circular.

Election and Proration Provisions

The Letter of Transmittal contains an election form, which Shareholders may use to elect to receive either the Cash Consideration or the Share Consideration in exchange for their MAG Shares, subject to proration. Such election MUST be made by the Election Deadline. If a Shareholder fails to submit an election by the Election Deadline or chooses not to submit an election, each such Shareholder will be deemed to have elected to receive the Share Consideration for each MAG Share held by such Shareholders, subject to proration.

The Plan of Arrangement provides that aggregate amount of the portion of the Consideration that is payable in cash under the Arrangement is equal to US$500 million, with the remainder of the aggregate Consideration to be paid in Pan American Shares.

If Shareholders collectively elect to receive the portion of the Consideration that is payable in cash in excess of US$500 million, Consideration paid in respect of the Cash Election Shares will partially be comprised of Pan American Shares, due to proration. Likewise, if Shareholders collectively elect to receive the portion of the Consideration that is payable in cash below US$500 million, Consideration paid in respect of the Share Election Shares will partially be paid as Consideration that is payable in cash.

None of MAG, Pan American or the Depositary are liable for failure to notify Shareholders who do not properly complete an election or their Letter of Transmittal or who otherwise make a deficient deposit with the Depositary.

Shareholders whose MAG Shares are registered in the name of an Intermediary must contact their Intermediary to deposit their MAG Shares.

Depositing Shareholders are encouraged to deliver a properly completed and duly executed Letter of Transmittal together with the relevant share certificate(s) representing the Deposited Securities and any other required documents to the Depositary as soon as possible.

The use of mail to transmit certificates representing the Deposited Securities and the Letter of Transmittal is at each holder’s risk. The Company recommends that such certificates and documents be delivered by hand to the Depositary and a receipt therefore be obtained or that registered mail be used and appropriate insurance be obtained.

The Depositary will receive reasonable and customary compensation from the Parties for its services in connection with the Arrangement, will be reimbursed for certain out-of-pocket expenses and will be indemnified by the Parties against certain liabilities, including liability under securities laws and expenses in connection therewith.

For additional information, see “The Arrangement – Exchange of MAG Shares - Procedure for Exchange of MAG Shares”

Court Approval of the Arrangement

Subject to the terms of the Arrangement Agreement and, if the Arrangement Resolution is approved by Shareholders at the Meeting in the manner required by the Interim Order, MAG intends to apply to the Court for the Final Order, with such hearing of the application to be held at the courthouse at 800 Smithe Street, Vancouver, British Columbia on July 14, 2025 at 9:45 a.m. (Vancouver time) or as soon thereafter as counsel may be heard, or at any other date and time and by any other method as the Court may direct. Please see “The Arrangement – Court Approval of the Arrangement” as well as the Petition and Notice of Hearing of Petition, attached as Appendix D to this Circular, and the Interim Order, attached as Appendix C to this Circular, for further information on participating or presenting evidence at the hearing for the Final Order. At the hearing, the Court will consider, among other things, the fairness and reasonableness of the Arrangement, from both a substantive and procedural point of view. The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit. If the Court approves the Arrangement with amendments, depending on the nature of the amendments, the Parties may determine not to proceed with the Arrangement.

See “The Arrangement – Court Approval of the Arrangement” in this Circular.

Stock Exchange Approval	Pan American Shares are listed on the TSX and NYSE and it is a condition of the Arrangement that the Pan American Shares to be issued pursuant to the Arrangement are listed on the TSX and NYSE, subject only to the satisfaction of the customary listing conditions of the TSX and NYSE.

Regulatory Approvals

The completion of the Arrangement is subject to certain approvals with respect to the Competition Act (Canada) and COFECE.

Competition Act Approval

The Competition Act requires that, subject to limited exceptions, parties to a Notifiable Transaction (as defined herein), cannot complete such transaction until the earlier of the expiry, termination or waiver of the applicable waiting period.

The Arrangement is a Notifiable Transaction and constitutes a “merger” for the purposes of the Competition Act.

See “The Arrangement – Key Regulatory Approvals – Competition Act Approval” for more information.

COFECE Approval

Mexican Antitrust Law requires that, subject to limited exceptions, parties involved in a transaction that trigger any of the monetary thresholds provided in the Mexican Antitrust Law, cannot complete such transaction until receiving approval from COFECE.

The Arrangement is a notifiable transaction since it triggers the monetary thresholds provided in the Mexican Antitrust Law. As of the date of this Circular, the review of the Arrangement under the COFECE is ongoing. It is a condition to closing of the Arrangement that the COFECE Approval be obtained. See “The Arrangement – Key Regulatory Approvals – COFECE Approval”.

Rights of Dissent

Registered Shareholders as of the Record Date are entitled to dissent from the Arrangement Resolution in the manner provided in section 237 to 247 of the BCBCA, as may be modified or supplemented by the Interim Order, the Plan of Arrangement and any other order of the Court. The dissent procedures require that a Registered Shareholder who wishes to exercise such right must (i) deliver a written notice of dissent to the Arrangement Resolution to MAG, by mail to MAG Silver Corp. c/o Blake, Cassels & Graydon LLP, 1133 Melville Street, Suite 3500, Vancouver, British Columbia, V6E 4E5 attn: Alexandra Luchenko, or by email to alexandra.luchenko@blakes.com by not later than 5:00 p.m. (Vancouver time) on July 8, 2025 or two Business Days prior to any adjournment or postponement of the Meeting, (ii) not have voted in favour of the Arrangement Resolution, and (iii) have otherwise complied with the provisions of section 238 of the BCBCA, as may be modified or supplemented by the Interim Order, the Plan of Arrangement and any other order of the Court.

See “The Arrangement – Dissenting Shareholders’ Rights” in this Circular and the texts of the Plan of Arrangement, Interim Order and sections 237 to 247 of the BCBCA are set forth in Appendix B – “Plan of Arrangement”, Appendix C – “Interim Order” and Appendix J – “Dissent Provisions of the BCBCA”, respectively.

Interests of Certain Directors and Executive Officers of MAG in the Arrangement

In considering the recommendation of the Board, Shareholders should be aware that certain members of the Board and senior officers of MAG have interests in the Arrangement or may receive benefits that may differ from, or be in addition to, the interests of Shareholders generally.

See “The Arrangement – Interests of Certain Persons in the Arrangement” in this Circular.

Risk Factors

There is a risk that the Arrangement may not be completed. If the Arrangement is not completed, MAG will continue to face the risks that it currently faces with respect to its affairs, business and operations and future prospects. Additionally, failure to complete the Arrangement could materially and negatively impact the trading price of the MAG Shares.

The risk factors described under the heading “Risk Factors - Risks Related to the Arrangement” should be carefully considered by Shareholders.

Income Tax Considerations	Shareholders should carefully review the tax considerations described in this Circular and are urged to consult their own tax advisors in regard to their particular circumstances. See “Certain Canadian Federal Income Tax Considerations for Shareholders” for a discussion of certain Canadian federal income tax considerations. See “Certain U.S. Federal Income Tax Consequences of the Arrangement” for a discussion of certain United States federal income tax considerations.

INFORMATION CONCERNING THE MEETING

Purpose of the Meeting

At the Meeting, Shareholders will be asked to consider and, if deemed advisable, to pass, with or without variation, the Arrangement Resolution. The approval of the Arrangement Resolution will require the Required Shareholder Approval.

Date, Time and Place of the Meeting

The Board and management have decided to conduct the Meeting in person at 1133 Melville Street, Suite 3500, Vancouver, British Columbia, Canada on July 10, 2025 at 9:00 a.m. (Vancouver time). Registered Shareholders and duly appointed proxyholders in attendance in person will be able to participate, vote and ask questions at the Meeting by following the instructions set out in the Circular. To attend and vote at the Meeting, Beneficial Shareholders should insert his or her name or his or her chosen representative (who need not be a shareholder) in the blank space provided in the VIF and follow the instructions on returning the form.

Record Date

Pursuant to the Interim Order, the Record Date for determining persons entitled to receive notice of and vote at the Meeting is June 2, 2025. Shareholders of record as at the close of business (Vancouver time) on June 2, 2025 will be entitled to attend and vote at the Meeting, or any adjournment or postponement thereof, in the manner and subject to the procedures described in this Circular.

Solicitation of Proxies

The Company is providing this Circular and a form of proxy in connection with management’s solicitation of proxies for use at the Meeting of the Company to be held on July 10, 2025 and at any postponement(s) or adjournment(s) thereof. Unless the context otherwise requires, when we refer in this Circular to the Company, any subsidiaries are also included.

Your proxy is being solicited by management of MAG. This Circular is furnished in connection with that solicitation. The solicitation of proxies for the Meeting will be made primarily by mail, but proxies may also be solicited personally or by telephone, email, internet or other electronic or other means of communication by directors, officers, employees, agents or other representatives of MAG. In addition, MAG has retained Kingsdale Advisors to provide a broad array of strategic advisory, governance, strategic communications, digital and investor campaign services on a global retainer basis in addition to certain fees accrued during the life of the engagement upon the discretion and direction of Company. For these services, Kingsdale will receive a C$250,000 advisory fee, in addition to certain out-of-pocket expenses and service fees for certain proxy solicitation services, such as inbound/outbound live calls and emails, outbound automated calls and QuickVotes, and a $150,000 fee which is contingent on completion of the Arrangement.

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In this Circular, references to “US$” or “$” are to amounts in United States dollars and references to “C$” are to amounts in Canadian dollars unless otherwise indicated.

Proxies and Voting

Voting

Each Registered Shareholder whose name is entered on the securities register of the Company at the close of business on the Record Date is entitled to one vote for each MAG Share registered in his, her or its name.

In order to become effective, the Arrangement Resolution must be approved by at least 66 2/3% of the votes cast by Shareholders present in-person or represented by proxy at the Meeting.

The manner in which you vote your MAG Shares depends on whether you are a Registered Shareholder or Beneficial Shareholder. You are a Registered Shareholder if your name appears on your share certificate or DRS Advice representing MAG Shares. Most Shareholders of the Company are Beneficial Shareholders. You are a Beneficial Shareholder if you beneficially own MAG Shares that are held in the name of an Intermediary such as a bank, a trust company, a securities broker, a trustee or other nominee, and as a result do not have the MAG Shares registered in your own name.

Registered Shareholder and Duly Appointed Proxyholder Voting

Registered Shareholders who are eligible to vote, can vote their MAG Shares either:

1.	in person at the Meeting; or
2.	by proxy.

Voting by proxy is the easiest way for Registered Shareholders to cast their vote.

1. Voting in person at the Meeting
The Meeting will be held in person at 1133 Melville Street, Suite 3500, Vancouver, British Columbia, Canada on July 10, 2025 at 9:00 a.m. (Vancouver time).

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2. Appointment of Proxyholders and Voting by Proxy
Appointing a Proxyholder

The persons named in the accompanying proxy as proxyholders are our directors and/or officers.

A Shareholder has the right to appoint a person (who need not be a Shareholder) to represent the Shareholder at the Meeting other than the persons named in the accompanying proxy as proxyholders. To exercise this right, the Shareholder must insert the name of such person’s nominee in the space provided in the accompanying form of proxy or complete another appropriate form of proxy permitted by law, and in either case send or deliver the completed proxy to our transfer agent, Computershare Investor Services Inc., as described below.

Options to Exercise Your Proxy	1. By Mail	Registered Shareholders
Fill out and sign the form of proxy
Return the completed form(s) of proxy by mail to: Computershare Investor Services Inc. 100 University Ave, 8th Floor Toronto, Ontario M5J 2Y1
	2. By Telephone	Registered Shareholders based in Canada or the United States may vote by telephone by calling 1-866-732-8683. Please note that you cannot appoint anyone other than the directors and/or officers named in the form of proxy as your proxyholder(s) if you vote by telephone.
Registered Shareholders
Enter your 15-digit control number (located on the bottom left corner of the first page of the form of proxy) to identify yourself as a Registered Shareholder on the telephone voting system.
	3. By Internet	You may vote over the internet by going to www.investorvote.com. Please note that you cannot appoint anyone other than the directors and/or officers named in the form of proxy as your proxyholder(s) if you vote by telephone.
Registered Shareholders
Enter your 15-digit control number (located on the bottom left corner of the first page of the form of proxy) to identify yourself as a Registered Shareholder on the voting website.
Deadline to Exercise your Proxy	In order to be valid and acted upon at the Meeting, a form of proxy or a vote by internet or telephone (as the case may be) must be received not less than 48 hours (excluding weekends and holidays) before the time set for the holding of the Meeting or any adjournment or postponement thereof.
Voting Instructions

On the form of proxy, you may indicate either how you want your proxyholder to vote your MAG Shares, or you can let your proxyholder decide for you. If you have specified on the form of proxy how you want your MAG Shares to be voted on a particular matter (by marking FOR or AGAINST), then your proxyholder must vote your MAG Shares accordingly. If you have not specified on the form of proxy how you want your MAG Shares to be voted on a particular matter, then your proxyholder can vote your MAG Shares as he, she or it sees fit. Unless contrary instructions are provided, the voting rights attached to the MAG Shares represented by proxies received by the management of MAG will be voted FOR the Arrangement Resolution.

The form of proxy confers discretionary authority with respect to: (i) amendments or variations to the matters of business to be considered at the Meeting; and (ii) other matters that may properly come before the Meeting. As of the date hereof, management of MAG knows of no amendments, variations or other matters to come before the Meeting other than the matters set forth in the Notice of Meeting included in this Circular. Shareholders who are planning on returning the accompanying form of proxy are encouraged to review the Circular carefully before submitting the proxy form.

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Beneficial Shareholder Voting

The following information is of significant importance to Shareholders who do not hold MAG Shares in their own name.

Only Registered Shareholders and duly appointed proxyholders can vote and ask questions at the Meeting. To attend and vote at the Meeting, Beneficial Shareholders should insert his or her name or his or her chosen representative (who need not be a Shareholder) in the blank space provided in the VIF and follow the instructions on returning the form.

Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by Registered Shareholders or those deposited pursuant to the process set out in the following disclosure. If MAG Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those MAG Shares will not be registered in the Shareholder’s name on the records of the Company. Such MAG Shares will more likely be registered under the names of Intermediaries. In Canada, the vast majority of such MAG Shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms) and in the United States, the vast majority of such MAG Shares are registered under the name of Cede & Co. (as nominee for the Depository Trust Company). Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of meetings of shareholders. Every Intermediary has its own mailing procedures and provides its own return instructions to clients. MAG intends to reimburse intermediaries for the delivery of the Meeting materials to OBOs.

Generally, Beneficial Shareholders who have not waived the right to receive proxy-related materials will be given a VIF which must be completed and signed by the Beneficial Shareholder in accordance with the directions in the VIF. Beneficial Shareholders should follow the instructions of their Intermediary carefully to ensure that their MAG Shares are voted at the Meeting. The proxy supplied to you by your broker will be similar to the proxy provided to Registered Shareholders by the Company; however, its purpose is limited to instructing the Intermediary on how to vote your MAG Shares on your behalf.

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Most brokers delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”) in the United States and in Canada. Broadridge mails a VIF in lieu of a proxy provided by the Company.

Beneficial Shareholders are asked to consider signing up for electronic delivery (“E-delivery”) of the Meeting materials. E-delivery has become a convenient way to make distribution of materials more efficient and is an environmentally responsible alternative by eliminating the use of printed paper and the carbon footprint of the associated mail delivery process. Signing up is quick and easy, go to www.proxyvote.com and sign in with your control number, vote for the resolutions at the meeting and following your vote confirmation, you will be able to select the E-delivery box and provide an email address. Having registered for E-delivery, going forward you will receive your Meeting materials by email and will be able to vote on your device by simply following a link in the email sent by your Intermediary, provided your Intermediary supports this service.

Beneficial shareholders who do not object to their name being made known to the Company may be contacted by our strategic advisors to assist in conveniently voting their MAG Shares directly by telephone. MAG may also utilize the Broadridge QuickVoteTM service to assist such Shareholders with voting their MAG Shares.

Generally, Beneficial Shareholders can vote their MAG Shares by:

1.	completing and returning a VIF to Broadridge; or
2.	by duly appointing an alternate representative, whether themselves or a third party, to attend the Meeting and vote the corresponding MAG Shares at the Meeting.

Voting by VIF is the easiest way for Beneficial Shareholders to cast their vote.

1. Completing and Returning a VIF
Complete and Return your VIF	Complete the VIF in accordance with its instructions. The completed VIF must then be returned to Broadridge by mail or given to Broadridge by phone or over the internet, in accordance with Broadridge’s instructions.
Deadline	Well in advance of the Meeting; see instructions in the VIF.
Broadridge’s Process	Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of MAG Shares to be represented at the Meeting.
Participation at the Meeting	To attend and vote at the Meeting, Beneficial Shareholders should insert his or her name or his or her chosen representative (who need not be a shareholder) in the blank space provided in the VIF and follow the instructions on returning the form.

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2. Attending the Meeting, Personally or Through a Representative
Right to Appoint a Representative	The VIF will name the same persons as the Company’s proxy to represent your MAG Shares at the Meeting. You have the right to appoint a person (who need not be a Beneficial Shareholder), other than any of the persons designated in the VIF, to represent your MAG Shares at the Meeting and that person may be you.
Exercising your Right

1.   Appoint yourself or a person other than any of those designated in the VIF as the proxyholder for your MAG Shares by printing the applicable name in the space provided on your VIF.

2.    Return your completed VIF to Broadridge by mail or by phone or over the internet, in accordance with Broadridge’s instructions and well in advance of the Meeting.

3.    Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of MAG Shares to be represented at the Meeting and the appointment of any Shareholder’s representative.

Participation at the Meeting	Registered Shareholders and duly appointed proxyholders in attendance in person will be able to participate, vote and ask questions at the Meeting by following the instructions set out in the Circular. To attend and vote at the Meeting, Beneficial Shareholders should insert his or her name or his or her chosen representative (who need not be a shareholder) in the blank space provided in the VIF and follow the instructions on returning the form.

Revocation of Proxies

A Registered Shareholder who has submitted a proxy may revoke it at any time prior to the exercise thereof at the Meeting or any adjournment or postponement thereof.

In addition to revocation in any other manner permitted by law, a proxy may be revoked by either (i) executing and delivering a proxy bearing a later date in accordance with the proxy instructions set out herein prior to the proxy cut-off deadline or (ii) an instrument in writing executed by the Registered Shareholder or his attorney authorized in writing or, if the Registered Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized, and deposited either at our head office or with Computershare at 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1 or at any time up to and including the last business day preceding the day of the Meeting, or any adjournment or postponement thereof, at which the proxy is to be used. Upon such deposit, the proxy is revoked.

If you are a Beneficial Shareholder, please contact your Intermediary for instructions on how to revoke your voting instructions Intermediary to discuss whether this is possible and what procedures you need to follow. The change or revocation of voting instructions by a Beneficial Shareholder can take several days or longer to complete and, accordingly, any such action should be completed well in advance of the deadline given in the proxy or VIF by the Intermediary or its service company to ensure it is effective.

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Notice-And-Access

The Company is not sending this Circular to Registered Shareholders or Beneficial Shareholders using “notice-and-access” as defined under NI 54-101.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Our authorized share capital consists of an unlimited number of MAG Shares without par value.

Any Shareholder of record at the close of business on June 2, 2025 is entitled to vote in person or by proxy at the Meeting. As of the Record Date, we had issued and outstanding 103,463,538 fully paid and non-assessable MAG Shares, each MAG Share entitling the holder thereof to one vote on the Arrangement Resolution.

The quorum for the transaction of business at the Meeting is two persons who are, or who represent by proxy, Shareholders who, in the aggregate, hold at least 5% of the MAG Shares entitled to be voted at the Meeting.

To the knowledge of the directors or executive officers of the Company as of the date hereof, no person beneficially owns, directly or indirectly, or exercises control or direction over, MAG Shares collectively carrying 10% or more of the cumulative voting rights of Shareholders at the Meeting, except for the following:

Shareholder Name	Securities so Owned, Controlled or Directed	% of the Class of Outstanding Voting Securities of the Company
BlackRock, Inc.	11,129,867 MAG Shares	10.76%

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THE ARRANGEMENT

Background to the Arrangement

The Arrangement Agreement is the direct result of extensive arm’s length negotiations among representatives of MAG and Pan American and their respective advisors, as more fully described herein. The following is a summary of the principal events leading up to the execution and public announcement of the Arrangement.

Mr. Michael Steinman, Chief Executive Officer of Pan American, approached Mr. George Paspalas, Chief Executive Officer of MAG in early December 2024 about Pan American’s potential interest in making an offer to acquire all the issued and outstanding MAG Shares. On December 13, 2024, MAG entered into a confidentiality agreement with Pan American to enable MAG to share its confidential information with Pan American. Mr. Steinmann indicated that he would reach out to Mr. Paspalas in early 2025 to continue the conversation regarding a potential transaction.

Mr. Paspalas raised the potential of an offer from Pan American with the Board and provided a summary on related discussions to date. The Board was supportive of continuing discussions with Pan American, while also exploring other strategic alternatives. During the first quarter of 2025, MAG was also in separate discussions with four other, two larger and two smaller, precious metal companies who had expressed interest in a business combination with MAG under non-disclosure agreements.

In response to Pan American’s approach and these other discussions, management of MAG consulted with BMO, GenCap and MAG’s legal advisor, Blake, Cassels & Graydon LLP (“Blakes”) in early 2025 about how best to share its confidential information with interested parties and about being prepared for a potential unsolicited offer.

In early January, 2025, Mr. Steinmann approached Mr. Paspalas to re-engage in discussions regarding a potential transaction and Mr. Paspalas agreed to have management of MAG meet with select representatives of Pan American. On January 15, 2025, Mrs. Sam Drier and Mr. Marc Turcotte met to have a general discussion of Pan American’s assets and subsequently on January 27, 2025, MAG management met with Mr. Sean McAleer to discuss the status of Pan American’s Escobal mine. On January 30, 2025, MAG and Pan American management teams met to discuss exploration potential at the Juanicipio Mine.

At the conclusion of the January 30, 2025, meeting, Pan American expressed interest in conducting further technical and financial diligence and MAG agreed to meet with management of Pan American again on February 13, 2025. After a lengthy meeting on February 13, 2025, Pan American indicated a desire to continue further technical and financial diligence on MAG and to gain some understanding of the likely reaction of MAG’s significant shareholder and joint venture partner, Fresnillo plc, if Pan American proceeded to make an offer for MAG.

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Throughout the remainder of February and March, Pan American continued to conduct technical and financial diligence on MAG. Updates were provided to the Board regarding the status of discussions with Pan American and other potential bidders at meetings of the Board held on March 18 and March 21, 2025.

During that same period Mr. Paspalas and Mr. Steinmann continued to have conversations from time to time, including an in-person meeting on February 26, 2025 at the BMO Conference in Florida regarding a potential transaction. On February 24, 2025, MAG announced its exploration update on Larder and Deer Trail, and on March 24, 2025 filed its 2024 annual financial results and announced its inaugural dividend to Shareholders.

On March 28, 2025, MAG received an unsolicited non-binding letter of intent from Pan American (the “March 28 LOI”) to acquire all the issued and outstanding MAG Shares, including a proposed exchange ratio of Pan American Shares per MAG Share or the equivalent in cash consideration, subject to proration such that the aggregate cash payable would be US$500 million, with the remainder being paid in Pan American Shares, as well as a request to enter into exclusive negotiations and other customary deal protections. In response to the March 28 LOI, the Board resolved to formally engage BMO and GenCap as its financial advisors and to a form of a Special Committee of independent directors of the Board to consider the March 28 LOI and other potential alternatives available to MAG. The Special Committee was comprised of Mr. John Armstrong, Mr. Peter Barnes, Ms. Jill Leversage and Mr. Tom Peregoodoff. Mr. Armstrong agreed to act as Chair of the Special Committee.

On March 31, 2025, the newly formed Special Committee met with management, BMO, GenCap and Blakes regarding the terms of the March 28 LOI. The Special Committee received detailed presentations from each of BMO and GenCap summarizing their initial perspectives on the March 28 LOI, as well as alternatives thereto and potential responses to the March 28 LOI. Blakes reminded the Special Committee of its fiduciary duties in the context of the March 28 LOI. After lengthy consideration of the March 28 LOI terms and other potential alternatives available to MAG including the status of discussions with other potential bidders, the Special Committee requested that Mr. Paspalas respond to Pan American noting the Special Committee’s concerns with certain of the terms proposed by Pan American, including value and deal protections. Mr. Paspalas communicated these concerns to Pan American on the same date.

The Special Committee met with management, BMO, GenCap and Blakes again on April 2, 2025, to further discuss the March 28 LOI and to discuss Mr. Paspalas’ most recent communication with Pan American and their response. Among other matters, the Special Committee, management and the advisors had a lengthy discussion regarding the terms of the March 28 LOI, including the implied value, the form and mix of consideration, and the deal protection mechanisms contemplated. The discussion also considered broader market dynamics, how those dynamics may impact the assessment of the March 28 LOI and how best to engage further with Pan American.

Between April 2, 2025 and April 12, 2025, Mr. Paspalas and Mr. Steinmann met several times and engaged in further negotiations regarding key terms, including with respect to value, the exchange ratio and implied premiums. The Special Committee of MAG held meetings April 7, April 11 and April 13, 2025, to consider the status of the discussions between the parties and whether the terms ultimately proposed by Pan American on April 12, 2025, following negotiations were sufficient for MAG to agree to enter exclusive negotiations with Pan American. During this period the Special Committee also provided regular updates to the Board on the status of the negotiations.

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At its April 13, 2025 meeting, the Special Committee determined to recommend to the Board that MAG enter into a non-binding letter of intent based on an exchange ratio of 0.755 Pan American Share per MAG Share or the equivalent in cash consideration, subject to pro-ration such that the aggregate cash payable would be US$500 million, with the remainder being paid in Pan American Shares. On April 14, 2025, following presentations from each of BMO and GenCap and receipt of advice from Blakes on their fiduciary duties, and on the recommendation of the Special Committee, the Board authorized MAG to enter exclusive negotiations with Pan American. On April 14, 2025, MAG and Pan American entered a non-binding LOI with a two-week exclusivity period ending April 29, 2025.

In late April 2025, the Special Committee engaged Raymond James to provide an independent fixed fee fairness opinion to the Special Committee as to the fairness of the Consideration to the Shareholders from a financial point of view. On April 30, 2025 the Special Committee met with management and the advisors to MAG to discuss the status of the proposed transaction. The Special Committee received updates on the diligence process (including site visits conducted by Pan American), the confidential discussions between Pan American and Fresnillo, the status and timing of the transaction documents, the potential timing of announcement, the expected impact on the parties’ quarter end results announcements and negotiations with respect to the continuance of the dividend to Shareholders prior to closing.

Between April 19, 2025 and May 11, 2025 there were numerous discussions between MAG and Pan American transaction teams as the parties conducted legal and financial diligence and negotiated the definitive transaction agreements, including the Arrangement Agreement, Plan of Arrangement, Voting and Support Agreements and related ancillary documents. Given the continued progress of the parties towards settling of the definitive documents and based on the advice of its legal and financial advisors, MAG agreed to two extensions of the exclusivity period on April 29, 2025 and May 6, 2025. An update regarding the status of negotiations with Pan American was provided to the Board at its quarterly meeting on May 7, 2025.

On May 10, 2025, MAG and Pan American met to settle the final outstanding matters in respect of the Arrangement, including the cash value to be ascribed to each MAG Share in connection with the cash portion of the Consideration.

On May 11, 2025, the Special Committee met with management, Raymond James and Blakes. Management and Blakes presented on the status of the Arrangement Agreement and the related transaction documents and provided the Special Committee with a detailed review of the few remaining issues to be resolved regarding the Arrangement Agreement (including negotiations with respect to the continuance of the dividend to Shareholders prior to closing). Following the review of the Arrangement Agreement, Raymond James presented their financial analysis supporting their evaluation of the fairness, from a financial point of view, of the Consideration to be received by Shareholders pursuant to the Arrangement.

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Following a discussion of the Arrangement with the Special Committee and at the Special Committee’s request, Raymond James rendered an oral opinion, confirmed by delivery of a written opinion dated May 11, 2025 to the Special Committee to the effect that, as of such date and based on and subject to various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken, the Consideration (as set forth in such opinion) to be received by the Shareholders pursuant to the Arrangement Agreement is fair, from a financial point of view, to the Shareholders. After careful consideration of the fairness opinion and such other matters as it considered relevant, including, among other things, (i) the terms and conditions of the Arrangement Agreement, (ii) the benefits and risks associated with the Arrangement, (iii) the benefits and risks associated with other strategic alternatives and options available to MAG, (iv) the impact of the Arrangement on other stakeholders of MAG, (v) consultations with management and legal counsel, and (vi) financial advice from the financial advisors, the Special Committee unanimously determined that the Arrangement is in the best interests of MAG and fair to Shareholders and that the Arrangement is fair and reasonable to stakeholders whose rights are affected by the Arrangement.

Following the Special Committee meeting, the full Board met with management, Blakes, BMO and GenCap. Management and Blakes began by presenting to the Board the status of the Arrangement Agreement and other Arrangement-related documentation, summarizing the Arrangement Agreement and the related documents. Management then made a presentation to the Board summarizing its perspectives on the Arrangement. Each of BMO and GenCap subsequently presented their financial analysis supporting their respective evaluation of the fairness, from a financial point of view, of the Consideration to be received by Shareholders pursuant to the Arrangement. Following a discussion of the Arrangement with the Board, each of BMO and GenCap provided its opinion, to be confirmed subsequently in writing, to the effect that, as of the date of such opinion and based on and subject to the assumptions, qualifications and limitations to be set out in its confirmatory written opinion, the Consideration to be received by Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders. At the request of the Board, Blakes reviewed for the Board certain matters with respect to the Arrangement Agreement. Mr. Armstrong, as Chair of the Special Committee, then reviewed with the Board the Special Committee’s process to date and informed the Board of the Special Committee’s recommendations regarding the Arrangement, namely the Special Committee’s recommendation that the Board authorize and approve MAG entering into the Arrangement Agreement and the performance of its obligations thereunder and recommend to Shareholders that they vote in favour of the Arrangement Resolution. After careful consideration of such matters as the Board considered relevant, as more fully described under the heading “The Arrangement – Reasons for the Arrangement”, and taking into account the best interests of MAG, and after evaluating the Arrangement with management and MAG’s legal and financial advisors, including receipt of the BMO Opinion, GenCap Opinion and the Raymond James Opinion, and upon the unanimous recommendation of the Special Committee, the Board unanimously determined the Arrangement is in the best interest of MAG and is fair to Shareholders and that it is advisable and in the best interest of MAG to approve the entering into, execution and delivery of the Arrangement Agreement and the performance of MAG’s obligations thereunder. In unanimously approving the Arrangement, the Board resolved that MAG recommend to Shareholders that they vote in favour of the Arrangement Resolution.

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MAG and Pan American executed the Arrangement Agreement and announced the Arrangement promptly following the Board meeting on May 11, 2025.

Recommendation of the Board and the Special Committee

The Special Committee has advised the Board that, after careful consideration of the Raymond James Opinion and such other matters as it considered relevant, as more fully described under the heading “The Arrangement – Reasons for the Arrangement” contained in the enclosed Circular, including, among other things, (i) the terms and conditions of the Arrangement Agreement, (ii) the benefits and risks associated with the Arrangement, (iii) the benefits and risks associated with other strategic alternatives and options available to the Company, (iv) the impact of the Arrangement on other stakeholders of the Company, (v) consultations with management and legal counsel, and (vi) financial advice from Raymond James, BMO and GenCap, the Special Committee has unanimously determined that the Arrangement is in the best interests of the Company and fair to Shareholders (other than the Purchaser and its affiliates) and that the Arrangement is fair and reasonable to stakeholders whose rights are affected by the Arrangement, and has unanimously recommended to the Board that it (A) authorize and approve the Company’s entrance into the Arrangement, and the performance by the Company of its obligations under the Arrangement Agreement, and (B) recommend that Shareholders vote FOR the Arrangement Resolution.

The Board, after careful consideration of such matters as it considered relevant, as more fully described under the heading “The Arrangement – Reasons for the Arrangement” contained in the enclosed Circular, including a thorough review of the Arrangement Agreement, BMO Opinion and GenCap Opinion and other matters, and taking into account the best interests of the Company, and after consultation with management and its financial and legal advisors, and upon the unanimous recommendation of the Special Committee, has determined that it is advisable and in the best interests of the Company to (i) approve the execution and delivery of the Arrangement Agreement and the performance of its obligations thereunder and certain related matters and (ii) recommend that the Shareholders vote in favour of the Arrangement Resolution. Accordingly, the Board unanimously recommends that the Shareholders vote FOR the Arrangement. Each director and senior officer of the Company is required to vote any and all of his or her MAG Shares FOR the Arrangement Resolution.

The Board based its recommendation upon the totality of the information presented to and considered by it in light of the knowledge of the Board members of the business, financial condition and prospects of the Company.

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Reasons for the Arrangement

In evaluating and unanimously approving the Arrangement, the Special Committee and the Board gave careful consideration to the current position and condition and the expected and potential future position and condition of the business of the Company, and all terms of the Arrangement Agreement, including the conditions precedent, representations and warranties and deal protection provisions. The Special Committee and the Board considered a number of factors including, among others, the following:

•	Attractive Immediate Premium: Immediate value uplift of approximately 21% and 27%, respectively, on a prorated basis to the closing price and the 20-day VWAP of the MAG Shares on the NYSE American ending May 9, 2025.

•	Optionality for Shareholders: The Shareholders have the option to receive either (a) US$20.54 in cash for each MAG Share held or (b) US$0.0001 in cash and 0.755 of a Pan American Share for each MAG Share held, subject to proration such that the aggregate Consideration paid to all Shareholders consists of US$500 million in cash and the remaining Consideration paid in Pan American Shares.

•	Diversified Exposure and Growth Opportunities: Exposure to Pan American’s diversified portfolio of ten silver and gold mines across seven countries and a proven track record of success in exploration, project-development and mining operations.

•	Portfolio Participation: Enlarged growth pipeline with exposure to Pan American’s La Colorada Skarn project in Mexico and the potential reopening of Pan American’s 100%-owned Escobal mine, one of the world’s best silver mines with past production of 20 Moz of silver per year.

•	Continued Exposure to Juanicipio: The Arrangement provides Shareholders with the opportunity to maintain exposure to the Juanicipio Mine, which continues to demonstrate strong operational performance and resource potential.

•	Derisking: Significantly de-risks Shareholders’ exposure by converting a concentrated interest in the Juanicipio Mine into equity ownership of Pan American, a diversified, leading silver producer with meaningful, long-term upside.

•	Financial Strength and Robust Returns: Equity participation in a well-capitalized, value driven, large-cap silver producer known for returning capital to shareholders, with over $1.0 billion returned to shareholders via dividends and buybacks since 2010.

•	Increased Liquidity and Market Presence: Greater scale, lower risk and peer leading cash flows driving improved trading liquidity on U.S. and Canadian markets.

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•	Attractive Consideration: Eligible Holders who receive Pan American Shares may make a Section 85 Election to obtain a full or partial tax deferred rollover for Canadian income tax purposes in respect of the sale of the Eligible Holder’s MAG Shares to Pan American.

•	Compelling Value Relative to Alternatives: The Company considered, and engaged with, other potential strategic partners and acquirors and determined that it was unlikely that any of those parties would complete a transaction on terms that were superior to the Arrangement, concluding that the transaction with Pan American was in the best interests of the Company.

•	Fairness Opinions: The fairness opinions from Raymond James, BMO and GenCap that, subject to and based on the considerations, assumptions and limitations described therein, the Consideration to be received by the Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders.

•	Support by Directors and Senior Officers: Pursuant to voting agreements, the directors and senior officers of the Company have agreed to vote all of their MAG Shares, including any MAG Shares issuable upon exercise or redemption of MAG Options and other convertible securities of MAG, in favour of the Arrangement.

•	Ability to Respond to Unsolicited Superior Proposals: Under the terms of the Arrangement Agreement, the Board will remain able to respond to any unsolicited bona fide written proposal that constitutes a “Superior Proposal” under the terms of the Arrangement Agreement, subject to a right to match and a break fee that are not expected to deter other potential interested buyers, if any.

•	Negotiated Transaction: The Arrangement Agreement is the result of a comprehensive negotiation process with Pan American that was undertaken by the Company and its legal and financial advisors with the oversight of the Special Committee.

•	Deal Certainty: Pan American’s obligation to complete the Arrangement is subject to a limited number of conditions that the Company believes are reasonable in the circumstances.

•	Role of the Special Committee: The evaluation and negotiation process was supervised by the Special Committee, which is composed entirely of independent directors and was advised by experienced and qualified financial and legal advisors. The Special Committee met regularly with financial and legal advisors. The Arrangement was unanimously recommended to the Board by the Special Committee.

•	Shareholder Approval: The Arrangement must be approved by not less than two-thirds (2/3) of the votes cast by Shareholders present in person or represented by proxy at the Meeting.

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•	Regulatory Approval: The Arrangement must be approved by the Supreme Court of British Columbia, which will consider, among other things, the fairness and reasonableness of the Arrangement to Shareholders. The Arrangement requires clearance under the Competition Act (Canada) and COFECE Approval.

•	Dissent Rights: The terms of the Plan of Arrangement provide that Registered Shareholders as of the Record Date who oppose the Arrangement may, upon compliance with certain conditions, exercise dissent rights and, if ultimately successful, receive fair value for their MAG Shares.

The Special Committee and the Board also considered a number of potential issues and risks related to the Arrangement and the Arrangement Agreement, including, among others:

•	the risks to MAG and its Shareholders if the Arrangement is not completed, including the costs to MAG in pursuing the Arrangement and the diversion of MAG’s management from the conduct of its business in the ordinary course;

•	the limitations contained in the Arrangement Agreement on MAG’s ability to solicit additional interest from third parties, as well as the fact that if the Arrangement Agreement is terminated under certain circumstances, MAG must pay the Termination Fee to Pan American as described in the Arrangement Agreement;

•	the right of Pan American to terminate the Arrangement Agreement under certain circumstances;

•	the engagement with Fresnillo and other stakeholders in connection with the Arrangement; and

•	the business, operations, assets, financial performance and condition, operating results and prospects of Pan American, including the long-term expectations regarding Pan American’s operating performance.

The above discussion of the information and factors considered by the Special Committee and the Board is not intended to be exhaustive, but is believed by the Special Committee and the Board to include the material factors considered by the Special Committee and the Board in their assessment of the Arrangement. In view of the wide variety of factors considered by the Special Committee and the Board in connection with their assessment of the Arrangement and the complexity of such matters, neither the Special Committee nor the Board considered it practical, and did not attempt, to quantify, rank or otherwise assign relative weights to the foregoing factors that it considered in reaching its decision. In addition, in considering the factors described above, individual members of the Special Committee and/or the Board may have given different weights to various factors and may have applied different analyses to each of the material factors considered by the Special Committee and the Board.

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The Board’s reasons for recommending the Arrangement include certain assumptions relating to forward-looking information and such information and assumptions are subject to various risks. This information should be read in light of the factors described under the section entitled “Forward-Looking Statements” and under the heading “Risk Factors - Risks Related to the Arrangement”.

Opinions of Financial Advisors

Opinion of Raymond James

The Special Committee engaged Raymond James to evaluate the fairness, from a financial point of view, of the Consideration to be received by the Shareholders pursuant to the Arrangement. On May 11, 2025, at a meeting of the Special Committee held to evaluate the proposed Arrangement, Raymond James rendered an oral opinion, confirmed by delivery of a written opinion dated May 11, 2025, to the Special Committee to the effect that, as of such date and subject to the assumptions, limitations and qualifications contained in the Raymond James Opinion, the Consideration to be received by the Shareholders pursuant to the Arrangement is fair from a financial point of view.

The full text of the written Raymond James Opinion, setting out the assumptions made, matters considered and limitations and qualifications on the review undertaken by Raymond James in connection with the Raymond James Opinion is attached as Appendix G to this Circular. Raymond James provided the Raymond James Opinion exclusively for the use of the Special Committee in connection with its consideration of the Arrangement. The Raymond James Opinion may not be reproduced, disseminated, quoted from or referred to by any other person without the prior written consent of Raymond James, which consent has been obtained for the purposes of the Raymond James Opinion’s inclusion in this Circular. The Raymond James Opinion does not constitute a recommendation as to how any Shareholder should vote or act on any matter relating to the Arrangement or as advice as to the price at which the securities of MAG may trade at any time. The Raymond James Opinion was one of a number of factors taken into consideration by the Special Committee in making its unanimous determination that the Arrangement is in the best interests of the Company and is fair to the Shareholders and to recommend that Shareholders vote in favour of the Arrangement Resolution.

Shareholders are urged to read the Raymond James Opinion in its entirety. This summary of the Raymond James Opinion is qualified in its entirety by the full text of the Raymond James Opinion attached as Appendix G to this Circular.

The Special Committee initially contacted Raymond James regarding a potential financial advisory engagement on or about April 28, 2025 and formally engaged Raymond James effective as of May 1, 2025. Raymond James has acted as financial advisor to the Special Committee in connection with the proposed Arrangement with respect to rendering the Raymond James Opinion and will receive an aggregate fixed fee for such services. In addition, MAG has agreed to reimburse Raymond James for Raymond James’s expenses and to indemnify Raymond James against certain liabilities, including liabilities under federal securities laws, arising from Raymond James’s engagement.

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Neither Raymond James, nor any of its affiliates or associates is an “issuer insider”, “associated entity” or “affiliated entity” (as those terms are defined in MI 61-101 or the rules made thereunder) of MAG, Pan American, or any of their respective associates or affiliates (collectively, the “Interested Parties”).

Raymond James has not been engaged to provide financial advisory services, nor has it participated in any financings involving the Interested Parties within the past two years, other than acting as financial advisor to the Special Committee in connection with the proposed Arrangement with respect to rending the Raymond James Opinion.

There are no other understandings, agreements or commitments between Raymond James and the Interested Parties with respect to any current or future business dealings which would be material to the Raymond James Opinion.

Raymond James may, in the ordinary course of its business, provide financial advisory or investment banking services to the Interested Parties or their respective affiliates or associates from time to time. In addition, in the ordinary course of its business, Raymond James acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have, today or in the future, positions in the securities of the Interested Parties or their respective affiliates or associates, and, from time to time, may have executed or may execute transactions on behalf of the Interested Parties or other clients for which it received or may receive compensation. In addition, as an investment dealer, Raymond James conducts research on securities, and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to the Interested Parties or their respective affiliates or associates.

Opinion of BMO

In connection with the evaluation of the Arrangement by the Board, the Board received the BMO Opinion from BMO that, as of May 11, 2025 and subject to the assumptions, limitations and qualifications contained in the BMO Opinion, the Consideration to be received by the Shareholders pursuant to the Arrangement is fair, from a financial point of view to the Shareholders. The BMO Opinion was only one of many factors considered by the Board in evaluating the Arrangement.

The full text of the written BMO Opinion, setting out the assumptions made, matters considered and limitations and qualifications on the review undertaken by BMO in connection with the BMO Opinion is attached as Appendix E to this Circular. BMO provided the BMO Opinion exclusively for the use of the Board in connection with its consideration of the Arrangement. The BMO Opinion may not be reproduced, disseminated, quoted from or referred to by any other person without the prior written consent of BMO, which consent has been obtained for the purposes of the BMO Opinion’s inclusion in this Circular. The BMO Opinion does not constitute a recommendation as to how any Shareholder should vote or act on any matter relating to the Arrangement or as advice as to the price at which the securities of MAG may trade at any time. The BMO Opinion was one of a number of factors taken into consideration by the Board in making its unanimous determination that the Arrangement is in the best interests of the Company and is fair to the Shareholders and to recommend that Shareholders vote in favour of the Arrangement Resolution.

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Shareholders are urged to read the BMO Opinion in its entirety. This summary of the BMO Opinion is qualified in its entirety by the full text of the BMO Opinion attached as Appendix E to this Circular.

BMO was engaged by the Company as a financial advisor to MAG pursuant to an engagement agreement dated March 31, 2025, effective as of January 21, 2025. Pursuant to the engagement agreement between MAG and BMO, BMO agreed to provide, among other things, certain financial advisory and investment banking services and, if requested, to deliver to the Board an opinion as to the fairness, from a financial point of view, of the Consideration to be received by the Shareholders pursuant to the Arrangement. Pursuant to the terms of the engagement agreement with BMO, MAG is obligated to pay BMO certain fees for its services, a portion of which was payable upon delivery of the BMO Opinion to the Board (which portion was not contingent upon completion of the Arrangement), and a substantial portion of which is contingent on completion of the Arrangement. MAG has also agreed to reimburse BMO for its reasonable expenses and to indemnify BMO and certain related parties for certain liabilities and other items arising out of or related to the engagement of BMO.

Neither BMO, nor any of its affiliates, is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario) or the rules made thereunder) of the Interested Parties.

BMO has not been engaged to provide any financial advisory services nor has it participated in any financings involving the Interested Parties within the past two years, other than: (i) acting as financial advisor to the Company and the Board in connection with the Arrangement; (ii) acting as Lead Left Arranger and Admin Agent in connection with the Company’s US$40 million revolving credit facility in October 2023; (iii) providing various treasury and payment solutions to the Company; (iv) acting as an Admin Agent, Joint Lead Arranger and Joint Bookrunner on Pan American’s US$750 million revolving credit facility in November 2023; and (v) providing various treasury and payment solutions, debt facility extensions, and letter of credits / standby letter of credits to Pan American.

There are no understandings, agreements or commitments between BMO and any of the Interested Parties with respect to future business dealings. BMO may, in the future, in the ordinary course of business, provide financial advisory, investment banking, or other financial services to one or more of the Interested Parties from time to time.

BMO and certain of its affiliates act as traders and dealers, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of one or more of the Interested Parties and, from time to time, may have executed or may execute transactions on behalf of one or more Interested Parties for which BMO or such affiliates received or may receive compensation. As investment dealers, BMO and certain of its affiliates conduct research on securities and may, in the ordinary course of business, provide research reports and investment advice to clients on investment matters, including with respect to one or more of the Interested Parties or the Arrangement. In addition, Bank of Montreal, of which BMO is a wholly-owned subsidiary, or one or more affiliates of Bank of Montreal, may provide banking or other financial services to one or more of the Interested Parties in the ordinary course of business.

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At the meetings of the Board on May 11, 2025, BMO delivered an oral opinion, subsequently confirmed in writing by the BMO Opinion, that as of May 11, 2025, and subject to the assumption and limitations and qualifications contained in the BMO Opinion, the Consideration to be received by the Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders.

Opinion of GenCap

In connection with the evaluation of the Arrangement by the Board, the Board received the GenCap Opinion from GenCap that, as of May 11, 2025 and subject to the assumptions, limitations and qualifications contained in the GenCap Opinion, the Consideration to be received by the Shareholders pursuant to the Arrangement is fair, from a financial point of view to the Shareholders. The GenCap Opinion was only one of many factors considered by the Board in evaluating the Arrangement.

The full text of the written GenCap Opinion, setting out the assumptions made, matters considered and limitations and qualifications on the review undertaken by GenCap in connection with the GenCap Opinion is attached as Appendix F to this Circular. GenCap provided the GenCap Opinion exclusively for the use of the Board in connection with its consideration of the Arrangement. The GenCap Opinion may not be reproduced, disseminated, quoted from or referred to by any other person without the prior written consent of GenCap, which consent has been obtained for the purposes of the GenCap Opinion’s inclusion in this Circular. The GenCap Opinion does not constitute a recommendation as to how any Shareholder should vote or act on any matter relating to the Arrangement or as advice as to the price at which the securities of MAG may trade at any time. The GenCap Opinion was one of a number of factors taken into consideration by the Board in making its unanimous determination that the Arrangement is in the best interests of the Company and is fair to the Shareholders and to recommend that Shareholders vote in favour of the Arrangement Resolution.

Shareholders are urged to read the GenCap Opinion in its entirety. This summary of the GenCap Opinion is qualified in its entirety by the full text of the GenCap Opinion attached as Appendix F to this Circular.

GenCap was engaged by the Company as a financial advisor to MAG pursuant to an engagement agreement dated March 28, 2025. Pursuant to the engagement agreement between MAG and GenCap, GenCap agreed to provide, among other things, certain financial advisory and investment banking services and, if requested, to deliver to the Board an opinion as to the fairness, from a financial point of view, of the Consideration to be received by the Shareholders pursuant to the Arrangement. Pursuant to the terms of the engagement agreement with GenCap, MAG is obligated to pay GenCap certain fees for its services, a portion of which was payable upon delivery of the GenCap Opinion to the Board (which portion was not contingent upon completion of the Arrangement), and a substantial portion of which is contingent on completion of the Arrangement. MAG has also agreed to reimburse GenCap for its reasonable expenses and to indemnify GenCap and certain related parties for certain liabilities and other items arising out of or related to the engagement of GenCap.

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Neither GenCap, nor any of its affiliates, is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario) or the rules made thereunder) of the Interested Parties.

GenCap has not been engaged to provide any financial advisory services nor has it participated in any financings involving the Interested Parties within the past two years, other than: (i) acting as financial advisor to MAG and the Board in connection with the Arrangement; and (ii) being retained by the Company to provide advice on various strategic mergers and acquisition matters unrelated to the Arrangement.

There are no understandings, agreements or commitments between GenCap and any of the Interested Parties with respect to future business dealings. GenCap may, in the future, in the ordinary course of business, provide financial advisory, investment banking, or other financial services to one or more of the Interested Parties from time to time.

GenCap and certain of its affiliates act as traders and dealers, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of one or more of the Interested Parties and, from time to time, may have executed or may execute transactions on behalf of one or more Interested Parties for which GenCap or such affiliates received or may receive compensation. As investment dealers, GenCap and certain of its affiliates conduct research on securities and may, in the ordinary course of business, provide research reports and investment advice to clients on investment matters, including with respect to one or more of the Interested Parties or the Arrangement.

At the meetings of the Board on May 11, 2025, GenCap delivered an oral opinion, subsequently confirmed in writing by the GenCap Opinion, that as of May 11, 2025, and subject to the assumption and limitations and qualifications contained in the GenCap Opinion, the Consideration to be received by the Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders.

Voting and Support Agreements

The Locked-up Shareholders have entered into the Voting and Support Agreements with Pan American pursuant to which they have agreed to vote in favour of the Arrangement Resolution. As of the date hereof, the Locked-up Shareholders hold a total of 370,854 MAG Shares, representing approximately 0.36% of the outstanding MAG Shares that will have voting rights at the Meeting.

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The Locked-up Shareholders have agreed, subject to the terms of the Voting and Support Agreements, among other things: (i) at a meeting of MAG securityholders called to vote upon the Arrangement, or any adjournment thereof, to vote any MAG Securities held (a) in favour of the approval of the Arrangement; (b) against any merger, amalgamation or arrangement agreement or arrangement (other than the Arrangement), consolidation, combination, share exchange, sale of all or substantially all of the assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Company or any other Acquisition Proposal; (c) against any amendment of the Company’s constating documents; and (d) against any other action that is intended or could reasonably be expected to prevent, impede, interfere with, delay, postpone or discourage the consummation of the Arrangement or the transactions contemplated therein; (ii) in the event that any transaction, other than the Arrangement, is presented for approval of MAG Securityholders, not to, directly or indirectly, accept, assist or otherwise facilitate the successful completion of such transaction or purport to tender or deposit into any such transaction any MAG Securities held; (iii) not to, without the prior written consent of Pan American, sell, transfer, tender, desposit, pledge, encumber, grant a security interest in or option over, hypothecate or otherwise dispose of or convey any MAG Securities held other than pursuant to the Arrangement and certain other exceptions; and (iv) not to exercise any securityholder rights or remedies available at Law to requisition or join in the requisition of any meeting of MAG Securityholders in respect of any proposed action by the Company or MAG Securityholders which may reasonably be expected to delay or interfere with the successful completion of the Arrangement and the other transactions contemplated by the Arrangement Agreement and the Voting and Support Agreements. The Voting and Support Agreements do not restrict, limit or prohibit a Locked-up Shareholder from taking any action in his or her capacity as a director or officer of the Company that is necessary for him or her to comply with his or her fiduciary duties as a director or officer of the Company under applicable Law or that is permitted by the Arrangement Agreement.

The Voting and Support Agreements will automatically terminate on the earlier of (i) the Effective Date; and (ii) the date the Arrangement Agreement is terminated in accordance with its terms. The Voting and Support Agreements may be terminated by a written instrument executed by each party. The Voting and Support Agreements may be terminated by the Locked-up Shareholder, when not in material default in the performance of his or her obligations under the Voting and Support Agreement, if: (i) any of the representations and warranties of Pan American are not true and correct in all material respects; (ii) Pan American has not complied in all material respects with any of its covenants; or (iii) Pan American and the Company, without the prior written consent of the Locked-up Shareholder, amend the terms of the Arrangement Agreement in a manner that reduces the amount of Consideration payable in respect of the MAG Securities. The Voting and Support Agreements may be terminated by Pan American, when not in material default in the performance of its obligations under the Voting and Support Agreement, if: (i) any of the representations and warranties of the Locked-up Shareholder are not true and correct in all material respects; or (ii) the Locked-up Shareholder has not complied in all material respects with any of his or her covenants.

Interests of Certain Persons in the Arrangement

In considering the Arrangement and the recommendation of the Board with respect to the Arrangement, Shareholders should be aware that certain directors and senior officers of the Company have certain interests that are, or may be, different from, or in addition to, the interests of other Shareholders generally, which may present them with actual or potential conflicts of interest in connection with the Arrangement. The Board is aware of these interests and considered them along with the other matters described above in “The Arrangement – Reasons for the Arrangement”. These interests include those described below.

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Voting Securities Held By Directors and Senior Officers of the Company

The table below sets out, for each director and senior officer of the Company, the number of MAG Shares beneficially owned or controlled or directed by each of them and their Associates and affiliates that will be entitled to be voted at the Meeting, as of the Record Date.

Name and Position with the Company	Number of MAG Shares and % of Voting Class(1)(2)
GEORGE PASPALAS President, CEO & Director	180,000 (0.2%)
FAUSTO DI TRAPANI Chief Financial Officer	33,367 (0.0%)
JIM MALLORY Chief Sustainability Officer	3,000 (0.0%)
MARC TURCOTTE Chief Development Officer	Nil
ALEXIS LAMBECK Vice President, Exploration	Nil
JILL NEFF Vice President, Governance and Corporate Secretary	9,000 (0.0%)
PETER BARNES Board Chair	106,954 (0.1%)

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TIM BAKER Director	8,100 (0.0%)
DALE PENIUK Director	1,000 (0.0%)
JILL LEVERSAGE Director	14,300 (0.0%)
SELMA LUSSENBURG Director	4,250 (0.0%)
SUSAN MATHIEU Director	9,283 (0.0%)
THOMAS PEREGOODOFF Director	1,600 (0.0%)
JOHN ARMSTRONG Director	Nil
TOTAL	370,854 (0.4%)
Notes:
(1)	Represents the percentage of votes held taking into account the votes attached to MAG Shares as of the Record Date.
(2)	Totals rounded to nearest tenth of a percent.

MAG Shares

As of the Record Date, the directors and senior officers of the Company beneficially own, control or direct, directly or indirectly, an aggregate of 370,854 MAG Shares that will be entitled to be voted at the Meeting, representing less than 0.4% of the issued and outstanding MAG Shares as of the Record Date. Pursuant to the Voting and Support Agreements, the directors and senior officers of the Company agreed with the Purchaser to vote or cause to be voted such MAG Shares in favour of the Arrangement Resolution.

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If the Arrangement is completed, the directors and senior officers of the Company would receive, as a group and subject to their election and to proration under the terms of the Arrangement, in exchange for such MAG Shares, up to an aggregate of US$7,617,341 of Cash Consideration, if all the directors and senior officers of the Company were to elect for the Cash Consideration for each MAG Share held, or approximately 279,995 of Share Consideration, if all the directors and senior officers of the Company were to elect for the Share Consideration for each MAG Share held. These figures are provided for illustrative purposes only. The actual Consideration received will be subject to proration, as the total Consideration payable to all Shareholders under the Arrangement is fixed at US$500 million in cash, with the balance payable in Pan American Shares.

MAG RSUs, PSUs and DSUs

As of the Record Date, the directors and senior officers of the Company hold 789,801 MAG Options, 153,539 MAG RSUs, 367,906 MAG PSUs and 506,010 MAG DSUs (excluding MAG DSUs held by a former director). Since the execution of the Arrangement Agreement on May 11, 2025, an aggregate of 5,585 MAG DSUs, 2,476 MAG RSUs and 4,742 MAG PSUs have been granted, all pursuant to the dividend equivalent share unit provisions of the MAG DSU Plan and MAG Share Unit Plan. Pursuant to the MAG DSU Plan and MAG Share Unit Plan, on any payment date for dividends paid on MAG Shares, a participant in the MAG DSU Plan or MAG Share Unit Plan, as applicable, will be granted dividend equivalent MAG DSUs, MAG RSUs or MAG PSUs, as applicable, as of the record date for payment of dividends. The number of such additional MAG DSUs, MAG RSUs and MAG PSUs will be calculated based on the fair market value of a MAG Share on the date that the dividend is paid.

In addition, on July 1, 2025, the Company anticipates granting the directors of the Company a certain number of MAG DSUs representing the second quarterly installment of the annual grant of MAG DSUs for 2025. Assuming that all such MAG DSUs are issued based on a MAG Share price of US$20.54, it is anticipated that a total of approximately 10,360 of these MAG DSUs will be issued on July 1, 2025.

On the Effective Date of the Arrangement, MAG will pay, or cause to be paid, the consideration, net of withholding Taxes (if applicable), that such holders are entitled to receive under the Arrangement to be paid to holders of MAG Options, MAG DSUs, MAG PSUs and MAG RSUs. Such payment will be made: (i) pursuant to the normal payroll practices and procedures of the Company, or (ii) by cheque or similar means, delivered to such holders, as reflected on the register maintained by the Company, as applicable.

If the Arrangement is completed, the directors and senior officers of the Company are expected to receive, in exchange for MAG Options, MAG RSUs, MAG PSUs and MAG DSUs outstanding at the Effective Time and prior to the deduction of applicable withholdings, an aggregate of approximately US$26,577,820, as set out in the table below. This amount does not include the MAG DSUs that are anticipated to be issued to the directors of the Company on July 1, 2025. Furthermore, this amount will not count towards the fixed US$500 million cash portion of the total Consideration payable to all Shareholders under the Arrangement.

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Name	Cash Consideration Payable in Exchange for MAG Options, MAG RSUs, MAG PSUs and MAG DSUs
PETER BARNES[1]	US$2,637,007
DALE PENIUK	US$800,362
TIM BAKER	US$816,486
JILL LEVERSAGE	US$2,848,302
SELMA LUSSENBURG	US$1,059,802
SUSAN MATHEIU	US$853,540
TOM PEREGOODOFF	US$565,651
JOHN ARMSTRONG	US$187,551
GEORGE PASPALAS	US$6,519,869
FAUSTO DI TRAPANI	US$3,856,369
ALEXIS LAMBECK	US$926,805
JILL NEFF	US$1,133,006
MARC TURCOTTE	US$1,897,335
JIM MALLORY	US$2,475,735

Employment Agreements and Compensation Bonus

The Company has entered into employment and services agreements (“Employment and Services Agreements”) with the following senior officers of the Company which provide that, if there is a “change of control” or “change in control” (as the applicable term is defined in the Employment and Services Agreement) of the Company and the senior officer is terminated without cause or for “Good Reason” (as that term is defined in the Employment and Services Agreement), within 12 months following the “change of control” or “change in control” the senior officer would be entitled to receive the following respective amounts:

________________________________

1 As Peter Barnes is not standing for re-election at the Company’s next annual general meeting and will thus cease to be a director as of the date of the next annual general meeting, pursuant to the terms of the MAG DSU Plan, Peter Barnes has the right to redeem his DSUs prior to the Effective Date of the Arrangement, in which case he will not receive the amount set out in this table.

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•	George Paspalas, President & CEO – an amount equal to the sum of (i) two (2) times current base salary; (ii) two (2) times the annual target bonus paid or awarded to Mr. Paspalas; and (iii) certain other benefits, including the payment of accrued vacation owing to the date of termination and reimbursement of expenses to the date of termination.

•	Fausto Di Trapani, CFO – an amount equal to the sum of (i) 18 months of current base salary; (ii) 18 months of the annual target bonus paid or awarded to Mr. Di Trapani; and (iii) certain other benefits, including the payment of accrued vacation owing to the date of termination, reimbursement of expenses to the date of termination and the continuation of all employment related benefits until 18 months from the termination date.

•	Jim Mallory, Chief Sustainability Officer – an amount equal to the sum of (i) 12 months of current base salary; (ii) 12 months of the annual target bonus paid or awarded to Mr. Mallory; and (iii) certain other benefits, including the payment of accrued vacation owing to the date of termination, reimbursement of expenses to the date of termination and the continuation of all employment related benefits until 12 months from the termination date.

•	Jill Neff, Vice President, Governance and Corporate Secretary – an amount equal to the sum of (i) 12 months of current base salary; (ii) 12 months of the annual target bonus paid or awarded to Ms. Neff; and (iii) certain other benefits, including the payment of accrued vacation owing to the date of termination, reimbursement of expenses to the date of termination and the continuation of all employment related benefits until 12 months from the termination date.

•	Marc Turcotte, Chief Development Officer – an amount equal to the sum of (i) two (2) times the “Cash Compensation Amount” (as defined in Mr. Turcotte’s Employment and Services Agreement); and (ii) certain other benefits, including the payment of accrued vacation owing to the date of termination, reimbursement of expenses to the date of termination and the continuation of all employment related benefits until the earlier of three (3) months from the termination date, their normal retirement date and the commencement of new employment.

•	Alexis Lambeck, Vice President, Exploration – an amount equal to the sum of (i) all outstanding fees; (ii) nine (9) months of the monthly fee plus one additional month’s fee for each complete year of services under the Employment and Services Agreement; and (iii) the targeted amount of annual performance fee prorated based on the number of completed months of services in that year, being no less than three months.

Pursuant to the Employment and Services Agreements, if the Arrangement is completed and the entitlements are triggered as described above following the completion of the Arrangement on the Effective Date, the above-mentioned senior officers would be entitled to collectively receive aggregate compensation of approximately C$6,114,907 and US$229,992, as follows:

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Name	Potential Change of Control Payment(1)(2)(3)(4)
GEORGE PASPALAS	C$2,900,000
FAUSTO DI TRAPANI	C$1,246,842
ALEXIS LAMBECK	US$229,992(5)
JILL NEFF	C$342,633
MARC TURCOTTE	C$1,036,700
JIM MALLORY	C$588,732

Notes

(1)	For greater certainty, excluding annual short-term incentive bonus payable for 2025 and base salary up to the date of termination, which are owing to the senior officers and will be paid in the ordinary course.
(2)	Excluding accrued vacation owing to the date of termination and reimbursement of expenses to the date of termination, all of which are based on the executive’s termination date and/or are unknown as of the date of this Circular.
(3)	Excluding amounts payable in connection with the settlement of MAG Options, MAG RSUs, MAG PSUs and MAG DSUs.
(4)	In addition to the amounts set out in the table above, Certain senior officers are each entitled to the continuation of all employment related benefits for a period of between 3 to 18 months from the executive’s termination date, all as more particularly described under this heading.
(5)	The change of control payment in Alexis Lambeck’s Employment and Services Agreement is equal to the sum of (i) all outstanding fees; (ii) nine months of the monthly fee of US$19,166.66 plus one additional month’s fee for each completed year of services under the Employment and Services Agreement; and (iii) the targeted amount of annual performance fee, being 40% of the monthly fees billed to the Company for that year, prorated based on the number of completed months of services in that year, being no less than three months. The provided figure illustrates if the change of control payment was triggered on the Record Date and assumes that there are no outstanding fees at such time.

Insurance of Directors and Officers of the Company

The Arrangement Agreement provides that, prior to the Effective Time, MAG shall use commercially reasonable efforts to purchase customary “tail” policies of directors’ and officers’ liability insurance for the current and former directors and officers of MAG and the MAG Subsidiaries (other than the Juanicipio Entities) on a six year “trailing” or “run-off” basis; provided, that the cost of such policies shall not exceed 350% of MAG’s current annual aggregate premium for policies currently maintained by MAG or the MAG Subsidiaries (other than the Juanicipio Entities). In addition, Pan American has agreed pursuant to the Arrangement Agreement to cause MAG to honour all rights to indemnification or exculpation existing as of the date of the Arrangement Agreement in favour of present and former directors and officer of MAG or the MAG Subsidiaries (other than the Juanicipio Entities) for a period of not less than six years from the Effective Date.

Effect and Details of the Arrangement

General

Pursuant to the Arrangement, all of the issued and outstanding MAG Shares (other than MAG Shares held by a Dissenting Shareholder who has duly and validly exercised their Dissent Right) will be transferred to Pan American in exchange for: (a) the Cash Consideration; or (b) the Share Consideration, in each case subject to proration such that the aggregate Consideration paid to all Shareholders consists of US$500 million in cash and the remaining Consideration paid in Pan American Shares.

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Pursuant to the Arrangement, each MAG Option outstanding immediately prior to the Effective Time (whether vested or unvested) will be deemed unconditionally vested and exercisable and will be cancelled in exchange for a cash payment equal to the amount, if any, by which US$20.54 exceeds the exercise price payable under such MAG Option by the holder thereof, less applicable withholding Taxes. For greater certainty, where such amount is zero or negative, no amount shall be payable in respect of such MAG Option.

Pursuant to the Arrangement, each MAG DSU, MAG PSU and MAG RSU outstanding immediately prior to the Effective Time (whether vested or unvested) will be cancelled in exchange for a cash payment equal to the Cash Consideration, less applicable withholding Taxes.

If the Required Shareholder Approval is obtained, the Final Order is obtained, the Canadian Competition Approval is obtained, the Key Regulatory Approvals are obtained and all other conditions disclosed below under “The Arrangement Agreement — Conditions to Closing” are satisfied or waived, the Arrangement will become effective on the Effective Date.

On completion of the Arrangement, the Company will be a wholly-owned subsidiary of Pan American.

Plan of Arrangement

The following summarizes the steps which will occur under the Plan of Arrangement on the Effective Date, if all conditions to the completion of the Arrangement have been satisfied or waived. The following description of steps is qualified in its entirety by reference to the full text of the Plan of Arrangement, attached as Appendix B to this Circular.

Commencing at the Effective Time, each of the following events shall occur and will be deemed to occur consecutively in the following order without any further authorization, act or formality:

(a)	each MAG Option outstanding immediately prior to the Effective Time (whether vested or unvested), shall be deemed to be unconditionally vested and exercisable, and such MAG Option shall, without any further action by or on behalf of a holder of MAG Options, be deemed to be transferred by such holder to the Company in exchange for a cash payment equal to the amount (if any) by which US$20.54 exceeds the exercise price of such MAG Option (converted, if applicable, to U.S. dollars using the Bank of Canada exchange rate on the Business Day immediately prior to the Effective Date) net of any Taxes required to be withheld and remitted under any provision of any applicable Laws, and such MAG Option shall immediately be cancelled and, for greater certainty, where such amount is zero or negative, neither the Company nor Pan American shall be obligated to pay the holder of such MAG Option any amount in respect of such MAG Option; and:

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(i)	each holder of MAG Options shall cease to be a holder of such MAG Options;

(ii)	each such holder’s name shall be removed from the stock option register maintained by Company; and

(iii)	each such holder shall thereafter have only the right to receive, from the Company pursuant to the Plan of Arrangement, the consideration to which they are entitled to receive pursuant to this item (a), at the time and in the manner specified therein;

(b)	each MAG DSU, MAG PSU, and MAG RSU outstanding immediately prior to the Effective Time (whether vested or unvested), notwithstanding the terms of the MAG DSU Plan or MAG Share Unit Plan, respectively, shall, without any further action by or on behalf of a holder of the MAG DSU, MAG PSU and MAG RSU, be deemed to be transferred by such holder to the Company in exchange for a cash payment equal to US$20.54 for each MAG DSU, MAG PSU, or MAG RSU, respectively, and such MAG DSU, MAG PSU, or MAG RSU shall immediately be cancelled; and:

(i)	each holder of MAG DSUs, MAG PSUs, and MAG RSUs, respectively, shall cease to be a holder of such MAG DSUs, MAG PSUs, or MAG RSUs

(ii)	each such holder’s name shall be removed from each applicable register maintained by Company; and

(iii)	each such holder shall thereafter have only the right to receive, from the Company pursuant to the Plan of Arrangement, the consideration to which they are entitled to receive pursuant to this item (b), at the time and in the manner specified therein;

(c)	each of the MAG Shares held by Dissenting Shareholders in respect of which Dissent Rights have been validly exercised shall be deemed to have been transferred without any further act or formality to Pan American (free and clear of all Liens) in consideration for a debt-claim against Pan American for the amount determined under Article 5 of the Plan of Arrangement; and:

(i)	such Dissenting Shareholders shall cease to be the holders of such MAG Shares and to have any rights as holders of such MAG Shares other than the right to be paid fair value for such MAG Shares as set out in Section 5.1 of the Plan of Arrangement;

(ii)	such Dissenting Shareholders’ names shall be removed as the holders of such MAG Shares from the register of MAG Shares maintained by or on behalf of the Company;

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(iii)	such Dissenting Shareholders shall be deemed to have executed all consents, releases, assignments and waivers, statutory or otherwise, required to effect the transfer of such MAG Shares; and

(iv)	Pan American shall be deemed to be the transferee of such MAG Shares free and clear of all Liens, and Pan American shall be entered in the register of MAG Shares maintained by or on behalf of Company, as the holder of such MAG Shares;

(d)	subject to proration in accordance with Section 3.3 of the Plan of Arrangement, each Cash Election Share outstanding immediately prior to the Effective Time (other than MAG Shares held by a Dissenting Shareholder who has validly exercised their Dissent Right) shall, without any further action by or on behalf of a holder of MAG Shares, be deemed to be transferred by the holder thereof to Pan American (free and clear of all Liens) in exchange for the Cash Consideration from Pan American, and:

(i)	the holders of such MAG Shares shall cease to be the holders thereof and to have any rights as holders of such MAG Shares other than the right to be paid the Consideration by the Depositary in accordance with the Plan of Arrangement;

(ii)	such holders’ names shall be removed from the register of the MAG Shares maintained by or on behalf of the Company;

(iii)	such holder shall be deemed to have executed all consents, releases, assignments and waivers, statutory or otherwise, required to effect the transfer of such MAG Shares; and

(iv)	Pan American shall be deemed to be the transferee of such MAG Shares free and clear of all Liens and Pan American shall be entered in the register of the MAG Shares maintained by or on behalf of the Company;

(e)	concurrently with the steps described in item (d) above, subject to proration in accordance with Section 3.3 of the Plan of Arrangement, each Share Election Share outstanding immediately prior to the Effective Time (other than MAG Shares held by a Dissenting Shareholder who has validly exercised their Dissent Right) shall, without any further action by or on behalf of a holder of MAG Shares, be deemed to be transferred by the holder thereof to Pan American (free and clear of all Liens) in exchange for the Share Consideration from the Purchaser, and:

(i)	the holders of such MAG Shares shall cease to be the holders thereof and to have any rights as holders of such MAG Shares other than the right to be paid the Consideration by the Depositary in accordance with the Plan of Arrangement;

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(ii)	such holders’ names shall be removed from the register of the MAG Shares maintained by or on behalf of the Company;

(iii)	such holder shall be deemed to have executed all consents, releases, assignments and waivers, statutory or otherwise, required to effect the transfer of such MAG Shares; and

(iv)	Pan American shall be deemed to be the transferee of such MAG Shares (free and clear of all Liens) and Pan American shall be entered in the register of the MAG Shares maintained by or on behalf of the Company.

Elections under the Plan of Arrangement

With respect to the exchange of MAG Shares effected pursuant to the Plan of Arrangement:

(a)	each Shareholder who has not exercised Dissent Rights may elect to receive the Cash Consideration in respect of each MAG Share held by such Shareholder (a “Cash Election”), subject to proration as described below and set out in the Plan of Arrangement;

(b)	each Shareholder who has not exercised Dissent Rights may elect to receive the Share Consideration in respect of each MAG Share held by such Shareholder (a “Share Election”), with such Share Consideration subject to proration as described below and set out in the Plan of Arrangement;

(c)	in order to make the election provided for in item (a) or (b) above, a Shareholder must deposit with the Depositary, prior to the Election Deadline, a duly completed Letter of Transmittal indicating such Shareholder’s election, which election shall be irrevocable and may not be withdrawn, together with any certificates representing the MAG Shares held by such Shareholder; and

(d)	any Shareholder who (i) does not make a valid Cash Election or a valid Share Election prior to the Election Deadline in accordance with items (a) to (c) above, or (ii) exercises Dissent Rights but, for any reason, is not ultimately determined to be entitled to be paid the fair value of his, her or its MAG Shares in accordance with Article 5 of the Plan of Arrangement shall, in each case, be deemed to have made the Share Election for all MAG Shares held.

Proration of Consideration

The aggregate Cash Consideration payable under the Arrangement is US$500 million with the remainder of the Consideration being paid in Pan American Shares. The extent of the proration will depend on the degree to which other Shareholders elect to receive Cash Consideration or Share Consideration.

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The cash payable to Shareholders (other than to a Dissenting Shareholder who has validly exercised their Dissent Right) shall equal US$500 million.

Proration of Cash Consideration

If the total of all Cash Consideration that would otherwise be payable in respect of the Cash Election Shares exceeds US$500 million, then the consideration payable for each Cash Election Share shall consist of:

(i)	a cash payment in an amount equal to US$500 million divided by the aggregate number of Cash Election Shares; and

(ii)	a fraction of a Pan American Share equal to the amount by which US$20.54 exceeds the cash payment described in (i) above divided by US$27.21.

Proration of Share Consideration

If the total of all Cash Consideration payable in respect of the Cash Election Shares is less than US$500 million, then the consideration payable for each Share Election Share shall consist of:

(i)	a cash payment of US$0.0001;

(ii)	a cash payment in an amount equal to the amount by which the US$500 million exceeds the sum of all Cash Consideration payable in respect of the Cash Election Shares divided by the aggregate number of Share Election Shares; and

(iii)	a fraction of a Pan American Share equal to the amount by which US$20.54 exceeds the sum of the cash payments described in (i) and (ii) above all divided by US$27.21.

Source of Funds for the Arrangement

The Purchaser has represented in the Arrangement Agreement that it has sufficient funds, or has made adequate arrangements for financing to ensure that it will have sufficient funds to pay the cash portion of the aggregate Consideration to be paid pursuant to the Arrangement at the Effective Time.

Exchange of MAG Shares

Procedure for Exchange of MAG Shares

The Letter of Transmittal has been sent to Registered Shareholders with this Circular. The Letter of Transmittal contains procedural information relating to the Arrangement and should be reviewed carefully. Registered Shareholders can obtain additional copies of the Letter of Transmittal by contacting the Depositary at Computershare Investor Services Inc., 320 Bay Street, 14th Floor, Toronto, Ontario, M5H 4A6 or by phone, toll-free in North America at +1 (800) 564-6253 or international at +1 (514) 982-7555, or by e-mail at corporateactions@computershare.com. The Letter of Transmittal is also available on the Company’s SEDAR+ profile at www.sedarplus.ca. Shareholders whose MAG Shares are registered in the name of an Intermediary must contact their Intermediary to deposit their Deposited Securities.

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The Letter of Transmittal includes an election form that sets out the procedure to be followed by depositing Shareholders to elect to receive either (a) the Cash Consideration or (b) the Share Consideration, in each case subject to proration, for each MAG Share held and provides for the deposit their MAG Shares under the Arrangement. If the Arrangement becomes effective, in order to receive the Consideration payable in exchange for the Deposited Shares to which the Depositing Shareholder is entitled under the Plan of Arrangement, a Depositing Shareholder must deliver the Letter of Transmittal properly completed and duly executed, together with share certificate(s) representing its Deposited Shares and all other required documents to the Depositary pursuant to the instructions set forth in the Letter of Transmittal. An election for Cash Consideration or Share Consideration MUST be made by the Election Deadline, failing which each such Shareholder will be deemed to have elected to receive the Share Consideration for each MAG Share held.

If the Arrangement is not completed, the Letter of Transmittal will be of no effect and the Depositary will return all share certificates representing the Deposited Shares to the holders thereof as soon as practicable at the address specified in the Letter of Transmittal.

Depositing Shareholders are encouraged to deliver a properly completed and duly executed Letter of Transmittal together with the relevant share certificate(s) representing the Deposited Shares and any other required documents to the Depositary as soon as possible.

None of MAG, Pan American or the Depositary are liable for failure to notify Shareholders who make a deficient deposit with the Depositary.

Pan American, acting reasonably, reserves the right to instruct the Depositary to waive or not to waive any and all defects or irregularities contained in any Letter of Transmittal or other document and any such waiver or non-waiver will be binding upon the affected Shareholders. The granting of a waiver to one or more Shareholders does not constitute a waiver for any other Shareholders. Pan American also reserves the right to demand strict compliance with the terms of the Letter of Transmittal and the Arrangement. The method used to deliver the Letter of Transmittal and any accompanying share certificate(s) representing the MAG Shares is at the option and risk of the holder surrendering them, and delivery will be deemed effective only when such documents are actually received by the Depositary. MAG recommends that such certificates and documents be delivered by hand to the Depositary and a receipt therefor be obtained or that registered mail be used and appropriate insurance be obtained.

The Depositary will receive reasonable and customary compensation from the Parties for its services in connection with the Arrangement, will be reimbursed for certain out-of-pocket expenses and will be indemnified by the Parties against certain liabilities, including liability under securities laws and expenses in connection therewith.

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The Plan of Arrangement provides that the aggregate amount of the portion of the Consideration that is payable in cash to be paid to Shareholders (other than to Dissenting Shareholders who have validly exercised their Dissent Rights) is US$500 million. If Shareholders collectively elect to receive either Cash Consideration in excess of US$500 million or elect to receive Share Consideration such that the aggregate amount of the portion of the Consideration that is payable in cash to be paid to Shareholders (other than to Dissenting Shareholders who have validly exercised their Dissent Rights) is less than US$500 million, respectively, the Cash Consideration and the Share Consideration will be subject to proration. See “The Arrangement – Effects and Details of the Arrangement – Proration of Consideration”.

DRS Advices

Where MAG Shares are evidenced only by a DRS Advice, there is no requirement to first obtain a certificate for those MAG Shares or deposit with the Depositary any share certificate evidencing MAG Shares. Only a properly completed and duly executed Letter of Transmittal is required to be delivered to the Depositary in order to surrender such MAG Shares under the Arrangement, provided that the Letter of Transmittal is completed with sufficient information to correctly identify the Shareholder based on the applicable DRS Advice(s).

Lost Share Certificates or DRS Advices

In the event any certificate which, immediately prior to the Effective Time, represented MAG Shares that were exchanged for Consideration pursuant to the Plan of Arrangement shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, the Consideration deliverable in accordance with such holder’s duly completed and executed Letter of Transmittal. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the holder to whom such Consideration is to be delivered shall as a condition precedent to the delivery of such Consideration, give a bond satisfactory to Pan American and the Depositary (acting reasonably) in such sum as Pan American and the Depositary may direct, or otherwise indemnify Pan American and the Depositary in a manner satisfactory to Pan American and the Depositary, acting reasonably, against any claim that may be made against Pan American and the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed.

If a DRS Advice representing MAG Shares has been lost, stolen or destroyed, the holder can request a copy of the DRS Advice by contacting Computershare by phone: toll-free in North America at +1 (800) 564-6253 or international at +1 (514) 982-7555, with no bond indemnity required. However, Shareholders are not required to send their DRS Advice(s) with their Letter of Transmittal, provided that the Letter of Transmittal is completed with sufficient information to correctly identify the Shareholder based on the applicable DRS Advice(s).

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Extinction of Rights

To the extent a Former Shareholder shall not have surrendered MAG Shares to the Depositary in the manner described in this Circular on or before the date that is six years after the Effective Date, then the certificates formerly representing MAG Shares shall: (a) cease to represent a claim by, or interest of, of any kind or nature against or in MAG or Pan American; and (b) be deemed to be surrendered and forfeited to Pan American and shall be cancelled. Any payment made by way of cheque by the Depositary pursuant to the Plan of Arrangement that has not been deposited or has been returned to the Depositary or that otherwise remains unclaimed, in each case, on or before the sixth anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature.

No Fractional Shares to be Issued

No fractional Pan American Shares will be issued pursuant to the Arrangement. The aggregate number of Pan American Shares to be issued to a Shareholder as consideration under the Plan of Arrangement shall be rounded up or down to the closest whole number and, no consideration shall be paid in lieu of the issuance of a fractional Pan American Share.

Rounding of Cash Consideration

If the aggregate cash amount a Shareholder is entitled to receive pursuant to the Plan of Arrangement would otherwise include a fraction of a cent, then the aggregate cash amount such Shareholder shall be entitled to receive shall be rounded up to the nearest whole cent.

Procedure for Payment of Consideration to Holders of MAG Options, MAG RSUs, MAG PSUs and MAG DSUs

On the Effective Date of the Arrangement, MAG will pay, or cause to be paid, in cash, net of withholding Taxes (if applicable): (a) to the holders MAG Options outstanding immediately prior to the Effective Time (whether vested or unvested) a payment for each MAG Option equal to the amount (if any) by which US$20.54 exceeds the exercise price of such MAG Option; and (b) to the holders of MAG DSUs, MAG PSUs, and MAG RSUs outstanding immediately prior to the Effective Time (whether vested or unvested) a payment equal to US$20.54 for each MAG DSU, MAG PSU, or MAG RSU. Such payment will be made: (i) pursuant to the normal payroll practices and procedures of the Company, or (ii) by cheque or similar means, delivered to such holders, as reflected on the register maintained by the Company, as applicable. Holders of MAG Options, MAG RSUs, MAG PSUs or MAG DSUs do not need to complete a Letter of Transmittal or surrender the certificates representing such securities to the Depositary in order to receive the consideration payable to them pursuant to the Arrangement. Pursuant to the Plan of Arrangement, at the Effective Time, such MAG Options, MAG RSUs, MAG PSUs and MAG DSUs shall immediately be cancelled and the holders thereof shall automatically cease to be holders of such securities or to have any rights as a holder, other than the right to receive the payment described above.

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Shareholder Approval of the Arrangement

At the Meeting, pursuant to the Interim Order, Shareholders will be asked to approve the Arrangement Resolution. The complete text of the Arrangement Resolution to be presented to the Meeting is set forth in Appendix A to this Circular. Each Shareholder as at the Record Date will be entitled to vote on the Arrangement Resolution. The Arrangement Resolution must be approved by at least 66 2/3% of the votes cast by the Shareholders present in-person or by proxy at the Meeting.

If the Arrangement Resolution receives the Required Shareholder Approval provided for in the Interim Order the Company will seek the Final Order and implement the Arrangement on the Effective Date in accordance with the terms of the Final Order.

Court Approval of the Arrangement

Interim Order

An arrangement under the BCBCA requires Court approval. Prior to the mailing of this Circular, the Company obtained the Interim Order attached as Appendix C to this Circular, authorizing and directing the Company to call, hold and conduct the Meeting, submit the Arrangement to Shareholders for approval, and other procedural matters, including, but not limited to: (a) the Required Shareholder Approval; (b) the Dissent Rights for Registered Shareholders; (c) the notice requirements with respect to the Court hearing of the application for the Final Order; (d) the ability of the Company to adjourn or postpone the Meeting from time to time in accordance with the terms of the Arrangement Agreement or as otherwise agreed by the Parties without the need for additional approval of the Court; and (e) the Record Date for the Shareholders entitled to notice of and to vote at the Meeting.

Final Order

Subject to the terms of the Arrangement Agreement, if the Arrangement Resolution is approved by Shareholders at the Meeting in the manner required by the Interim Order, the Company intends to make an application to the Court for the Final Order. The application for the Final Order is expected to take place at the courthouse at 800 Smithe Street, Vancouver, British Columbia on July 14, 2025 at 9:45 a.m. (Vancouver time), or as soon thereafter as counsel may be heard, or at any other date and time and by any other method as the Court may direct. Any Shareholder or other interested party who wishes to participate, appear, to be represented, and to present evidence or arguments at the hearing must file and serve a Response to Petition in the form prescribed by the Supreme Court Civil Rules (British Columbia) together with any evidence or materials that such party intends to present to the Court, on or before 4:00 p.m. (Vancouver time) on July 8, 2025. Service of such notice shall be effected by service upon the solicitors of the Company: Blake, Cassels & Graydon LLP, 1133 Melville Street, Suite 3500, Vancouver, British Columbia, V6E 4E5, Attention: Alexandra Luchenko. In the event that the hearing is postponed, adjourned or rescheduled then, subject to further direction of the Court, only those persons having previously served a Response to Petition in compliance with the Interim Order will be given notice of the new date. Participation in the Court hearing of the application for the Final Order, including who may participate and present evidence or argument and the procedure for doing so, is subject to the terms of the Interim Order and any subsequent direction of the Court.

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The Court has broad discretion under the BCBCA when making orders with respect to plans of arrangement and the Court will consider at the hearing to obtain the Final Order, among other things, the fairness and reasonableness of the Arrangement, both from a substantive and a procedural point of view. The Court may approve the Arrangement either as proposed or as amended in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court thinks fit. Any amendments to the Plan of Arrangement required by the Court are subject to the consent of the Company and Pan American, each acting reasonably.

The Court has been advised prior to the hearing of the application for the Final Order that the Final Order, if granted, will constitute the basis for an exemption from the registration requirements of the U.S. Securities Act, pursuant to Section 3(a)(10) thereof, with respect to the issuance of the Pan American Shares to be issued to Shareholders in exchange for their MAG Shares pursuant to the Arrangement. Consequently, if the Final Order is granted, the Pan American Shares issuable to Shareholders pursuant to the Arrangement will not require registration under the U.S. Securities Act. See “The Arrangement – Securities Law Matters – U.S. Securities Law Matters”.

For further information regarding the Court hearing and your rights in connection with the Court hearing, see the Petition and Notice of Hearing of Petition attached as Appendix D to this Circular. The Petition and Notice of Hearing of Petition constitute notice of the Court hearing of the application for the Final Order and is your only notice of the Court hearing.

Dissenting Shareholders’ Rights

The following is a summary of the provisions of the BCBCA (as may be modified or supplemented by the Interim Order, the Plan of Arrangement and any other order of the Court) relating to a Registered Shareholder’s Dissent Rights in respect of the Arrangement Resolution. It is not a comprehensive statement of such rights and procedures and is qualified in its entirety by the reference to the full text of sections 237 to 247 of the BCBCA (which is attached as Appendix J to this Circular), as may be modified or supplemented by the Interim Order, the Plan of Arrangement (which are attached as Appendix B and Appendix C to this Circular, respectively) and any other order of the Court. The Court hearing the application for the Final Order has the discretion to alter the Dissent Rights described herein based on the evidence presented at such hearing.

The statutory provisions dealing with the right of dissent are technical and complex. Any Registered Shareholder who intends to exercise Dissent Rights should seek independent legal advice as failure to strictly comply with the requirements set forth in Sections 237 to 247 of the BCBCA, as may be modified or supplemented by the Interim Order, the Plan of Arrangement and any other order of the Court may result in the loss or unavailability of any right of dissent. The Court hearing the application for the Final Order has the discretion to alter the Dissent Rights described herein based on the evidence presented at such hearing.

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Pursuant to the Interim Order, each Registered Shareholder as of the Record Date may exercise Dissent Rights in respect of the Arrangement under Sections 237 to 247 of the BCBCA, as may be modified or supplemented by the Interim Order, the Plan of Arrangement and any other order of the Court. Registered Shareholders who duly and validly exercise such Dissent Rights and who:

•	are ultimately entitled to be paid fair value for their Dissent Shares will be deemed to have transferred their Dissent Shares to Pan American as of the Effective Time, without any further act or formality and free and clear of all liens, which fair value shall be the fair value of such Dissent Shares immediately before the approval of the Arrangement Resolution, and shall be paid an amount equal to such fair value by MAG, which fair value shall be determined in accordance with the procedures applicable to the payout value set out in Sections 244 and 245 of the BCBCA, except that Pan American may enter into an agreement with Registered Shareholders who exercise such Dissent Rights or apply to the Court, all as contemplated under Sections 244 and 245 of the BCBCA, in lieu of MAG and such Dissenting Shareholder will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such Dissenting Shareholder not exercised their Dissent Right in respect of their MAG Shares; or

•	for any reason are ultimately not entitled to be paid fair value for their Dissent Shares, shall be deemed to have participated in the Arrangement, as of the Effective Time, on the same basis as a non-dissenting Shareholder and will receive the Consideration on the same basis as every other non-dissenting Shareholder who did not make an election and will be deemed to have elected to receive the Share Consideration for each MAG Share held, subject to proration;

but in no case will MAG or Pan American or any other person be required to recognize such persons as a Shareholder after the time that is immediately prior to the Effective Time, and the names of such Dissenting Shareholders shall be deleted from the register maintained by or on behalf of MAG in respect of the MAG Shares as Shareholders at the Effective Time and Pan American shall be recorded as the registered holder of such MAG Shares and shall be deemed to be the legal owner of such MAG Shares.

For greater certainty: (a) no holder of MAG Options, MAG DSUs, MAG PSUs, or MAG RSUs, as applicable; and (b) in addition to any other restrictions in Section 238 of the BCBCA, no Shareholder who has voted MAG Shares, or instructed a proxyholder to vote such Shareholder’s MAG Shares, in favour of the Arrangement Resolution shall be entitled to exercise Dissent Rights with respect to the Arrangement.

Further, in no circumstance will MAG, Pan American, or any other person be required to recognize a person exercising Dissent Rights unless such person is a registered holder of those MAG Shares in respect of which such rights are sought to be exercised as of the Record Date.

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Persons who are Beneficial Shareholders who wish to dissent with respect to their MAG Shares should be aware that only Registered Shareholders as of the Record Date are entitled to dissent with respect to them. A Registered Shareholder such as an Intermediary who holds MAG Shares as nominee for Beneficial Shareholders, some of whom wish to dissent, must exercise Dissent Rights on behalf of such Beneficial Shareholders with respect to the MAG Shares held for such Beneficial Shareholders. In such case, the Notice of Dissent (as defined below) should set forth the number of MAG Shares it covers.

Every Registered Shareholder who duly and validly dissents from the Arrangement Resolution in strict compliance with Section 237 to 247 of the BCBCA, as may be modified or supplemented by the Interim Order, the Plan of Arrangement and any other order of the Court will be entitled to be paid by Pan American the fair value of the MAG Shares held by such Dissenting Shareholder determined as at the point in time immediately before the passing of the Arrangement Resolution.

To exercise Dissent Rights, a Registered Shareholder as of the Record Date must dissent with respect to all MAG Shares in which the holder owns either a registered or beneficial interest. A Registered Shareholder who wishes to dissent deliver a written notice of dissent (a “Notice of Dissent”) to the Arrangement Resolution to MAG, by mail to MAG Silver Corp. c/o Blake, Cassels & Graydon LLP, 1133 Melville Street, Suite 3500, Vancouver, British Columbia, V6E 4E5 attn: Alexandra Luchenko, or by email to alexandra.luchenko@blakes.com by not later than 5:00 p.m. (Vancouver time) on July 8, 2025 or two Business Days prior to any adjournment or postponement of the Meeting, and such Notice of Dissent must strictly comply with the requirements of Section 242 of the BCBCA. Any failure by a Shareholder to fully comply may result in the loss or unavailability of any right of dissent. Beneficial Shareholders as of the Record Date who wish to exercise Dissent Rights must arrange for the Registered Shareholder holding their MAG Shares to deliver the Notice of Dissent.

The delivery of a Notice of Dissent does not deprive a Dissenting Shareholder of the right to vote at the Meeting on the Arrangement Resolution; however, a Dissenting Shareholder is not entitled to exercise the Dissent Rights with respect to any of his or her MAG Shares if such Dissenting Shareholder has voted MAG Shares, or instructed a proxyholder to vote such Dissenting Shareholder’s MAG Shares, in favour of the Arrangement Resolution. A vote against the Arrangement Resolution, whether in person or by proxy, does not constitute a Notice of Dissent.

A Registered Shareholder that wishes to exercise Dissent Rights must prepare a separate Notice of Dissent for himself, herself, or itself if dissenting on his, her or its own behalf, and for each other person who beneficially owns MAG Shares registered in the Dissenting Shareholder’s name and on whose behalf the Dissenting Shareholder is dissenting, and must dissent with respect to all of the MAG Shares registered in his, her or its name beneficially owned by the Beneficial Shareholder on whose behalf he, she or it is dissenting. The Notice of Dissent must set out the number of MAG Shares in respect of which the Notice of Dissent is to be sent (the “Notice Shares”) and:

•	if such Notice Shares constitute all of the MAG Shares of which the holder is the registered and beneficial owner and the holder owns no other MAG Shares beneficially, a statement to that effect;

•	if such Notice Shares constitute all of the MAG Shares of which the holder is both the registered and beneficial owner, but the holder owns additional MAG Shares beneficially, a statement to that effect and the names of the registered holders of MAG Shares, the number of MAG Shares held by each such holder and a statement that written notices of dissent are being or have been sent with respect to such other MAG Shares; or

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•	if the Dissent Rights are being exercised by a registered holder of MAG Shares on behalf of a Beneficial Owner of Shares, a statement to that effect and the name and address of the beneficial holder of the MAG Shares and a statement that the registered holder is dissenting with respect to all MAG Shares of the beneficial holder registered in such registered holder’s name.

It is a condition to Pan American’s obligation to complete the Arrangement that persons holding no more than 7.5% of the issued and outstanding MAG Shares shall have validly exercised Dissent Rights. Each of the Locked-up Shareholders has agreed to waive his or her Dissent Rights.

If the Arrangement Resolution is approved by the Required Shareholder Approval and if MAG notifies the Dissenting Shareholder of the Company’s intention to act upon the Arrangement Resolution, the Dissenting Shareholder, if he, she or it wishes to proceed with the dissent, is required, within one month after MAG gives such notice, to send to MAG the certificates (if any) representing the Notice Shares and a written statement that requires MAG to purchase all of the Notice Shares (including a written statement prepared in accordance with Section 244(1)(c) of the BCBCA if the dissent is being exercised by a Registered Shareholder on behalf of a Beneficial Shareholder), whereupon, subject to the provisions of the BCBCA relating to the termination of Dissent Rights, the Shareholder becomes a Dissenting Shareholder, and is bound to sell, and Pan American is bound to purchase, those MAG Shares. Such Dissenting Shareholder may not vote or exercise or assert any rights of a Shareholder in respect of such Notice Shares, other than the rights set forth in Sections 237 to 247 of the BCBCA, as may be modified or supplemented by the Interim Order, the Plan of Arrangement and any other order of the Court.

The Dissenting Shareholder and MAG may agree on the payout value of the Notice Shares; otherwise, either party may apply to the Court to determine the fair value of the Notice Shares. There is no obligation on MAG or Pan American to make an application to the Court. After a determination of the payout value of the Notice Shares, Pan American must then promptly pay that amount to the Dissenting Shareholder. There can be no assurance that the amount a Dissenting Shareholder may receive as fair value for its MAG Shares will be more than or equal to the Consideration under the Arrangement. It should be noted that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a transaction such as the Arrangement is not an opinion as to fair value under the BCBCA.

In no circumstances will MAG, Pan American, the Depositary or any other person be required to recognize a person as a Dissenting Shareholder: (i) unless such person is a Registered Shareholder as of the Record Date; (ii) unless such person is the holder of the MAG Shares in respect of which Dissent Rights are purported to be exercised immediately prior to the Effective Time of the Arrangement; (iii) if such person has voted or instructed a proxyholder to vote the Notice Shares in favour of the Arrangement Resolution; and (iv) unless such person has strictly complied with the procedures for exercising Dissent Rights set out in Sections 237 to 247 of the BCBCA, as may be modified or supplemented by the Interim Order, the Plan of Arrangement and any other order of the Court, and does not withdraw such person’s Notice of Dissent prior to the Effective Time of the Arrangement.

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Dissent Rights with respect to Notice Shares will terminate and cease to apply to the Dissenting Shareholder if, before full payment is made for the Notice Shares, the Arrangement in respect of which the Notice of Dissent was sent is abandoned or by its terms will not proceed, the Arrangement Resolution does not pass, a court permanently enjoins or sets aside the corporate action approved by the Arrangement Resolution, the Dissenting Shareholder votes in favour of the Arrangement Resolution, or the Dissenting Shareholder withdraws the Notice of Dissent with MAG’s written consent. If any of these events occur, MAG must return the share certificates representing the MAG Shares to the Dissenting Shareholder and the Dissenting Shareholder regains the ability to vote and exercise its rights as a Shareholder.

If a Dissenting Shareholder fails to strictly comply with the requirements of the Dissent Rights set out in the Interim Order, it will lose its Dissent Rights, MAG will return to the Dissenting Shareholder the certificates representing the Notice Shares that were delivered to MAG, if any, and if the Arrangement is completed, that Dissenting Shareholder will be deemed to have participated in the Arrangement on the same terms as a Shareholder who did not make an election and will be deemed to have elected to receive the Share Consideration for each MAG Share held, subject to proration.

The discussion above is only a summary of the Dissent Rights, which are technical and complex. A Shareholder who intends to exercise Dissent Rights should carefully consider and comply with the provisions of Sections 237 to 247 of the BCBCA, as may be modified or supplemented by the Interim Order, the Plan of Arrangement and any other order of the Court. Persons who are beneficial holders of MAG Shares registered in the name of an Intermediary such as a broker, custodian, nominee, other Intermediary, or in some other name, who wish to dissent should be aware that only the registered owner of such MAG Shares is entitled to dissent.

MAG suggests that any Shareholder wishing to avail themselves of the Dissent Rights seek their own legal advice as failure to comply strictly with the requirements set forth in Sections 237 to 247 of the BCBCA, as may be modified or supplemented by the Interim Order, the Plan of Arrangement and any other order of the Court may result in the loss of all Dissent Rights. Dissenting Shareholders should note that the exercise of Dissent Rights can be a complex, time-consuming and expensive process.

For a general summary of certain income tax implications to a Dissenting Shareholder, see “Certain Canadian Federal Income Tax Considerations for Shareholders”.

Stock Exchange Delisting and Reporting Issuer Status

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The MAG Shares will be delisted from the TSX and the NYSE American as soon as practicable following the completion of the Arrangement. Following the Effective Date, it is expected that Pan American will cause the Company to apply to (1) cease to be a reporting issuer under the securities legislation of each of the provinces and territories in Canada under which it is currently a reporting issuer (or equivalent) and (2) deregister the MAG Shares under the U.S. Exchange Act and cease to be a reporting issuer under Sections 13 and 15(d) of the U.S. Exchange Act, or take or cause to be taken such other measures as may be appropriate to ensure that the Company is not required to prepare and file continuous disclosure documents in Canada or the United States.

Key Regulatory Approvals

Competition Act Approval

Part IX of the Competition Act requires that the Commissioner be notified of certain classes of transactions that exceed the thresholds set out in Sections 109 and 110 of the said Act (“Notifiable Transactions”) by the parties to the transaction. Subject to certain limited exceptions, the parties to a Notifiable Transaction cannot complete the transaction until they have submitted the information prescribed pursuant to Subsection 114(1) of the Competition Act to the Commissioner and the applicable waiting period has expired or been terminated by the Commissioner, or until the Commissioner has waived the obligation to provide the notification pursuant to subsection 113(c) of the Competition Act. The waiting period is 30 calendar days after the day on which the parties to the transaction submit the prescribed information, provided that, before the expiry of this period, the Commissioner has not notified the parties that he requires additional information that is relevant to the Commissioner’s assessment of the transaction pursuant to Subsection 114(2) of the Competition Act (a “Supplementary Information Request”). In the event that the Commissioner issues a Supplementary Information Request to the parties, the parties cannot complete their transaction until 30 calendar days after substantial compliance with such Supplementary Information Request, provided that there is no order in effect prohibiting completion at the relevant time. A transaction may be completed before the end of the applicable waiting period if the Commissioner notifies the parties that he does not, at such time, intend to challenge the transaction by making an application under Section 92 of the Competition Act and thereby waives the applicable waiting period.

The Commissioner may, upon application by a party to a proposed transaction, issue an advance ruling certificate (an “ARC”) under section 102 of the Competition Act where he is satisfied that he would not have sufficient grounds on which to apply to the Competition Tribunal for an order under section 92 of the Competition Act. Where the Commissioner declines to issue an ARC, he may instead issue a “no-action” letter, which may be issued by the Commissioner in respect of a proposed transaction confirming that he does not, at that time, intend to make an application under section 92 of the Competition Act.

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At any time before a “merger” (as such term is defined under the Competition Act) is completed, even where the Commissioner has been notified under Subsection 114(1) of the Competition Act and the applicable waiting period has expired (but provided no application has been made under Section 92 of the Competition Act), the Commissioner may apply to the Competition Tribunal for an interim order under Subsection 100(1) of the Competition Act prohibiting any person named in the application from doing any act or thing where it appears to the Competition Tribunal that such act or thing may constitute or be directed toward the completion or implementation of a proposed merger. The Competition Tribunal may issue such order for up to 30 calendar days where (a) the Commissioner has certified that an inquiry is being made under paragraph 10(1) (b) of the Competition Act and that, in his opinion, more time is required to complete the inquiry, and (b) the Competition Tribunal finds that, in the absence of an interim order, a party to the proposed merger or any other person is likely to take an action that would substantially impair the ability of the Competition Tribunal to remedy the effect of the proposed merger on competition under Section 92 of the Competition Act because that action would be difficult to reverse. The duration of such interim order may be extended for an additional period of up to 30 calendar days where the Competition Tribunal finds, on application made by the Commissioner, that the Commissioner is unable to complete the inquiry within the period specified in the order because of circumstances beyond the control of the Commissioner.

Whether or not a merger is subject to notification under Part IX of the Competition Act, the Commissioner can apply to the Competition Tribunal for a remedial order under Section 92 of the Competition Act at any time before the merger has been completed or, if completed, within one year after it was substantially completed, provided that the Commissioner did not issue an ARC in respect of the merger, or, if the Commissioner did issue an ARC in respect of the merger, provided that (a) the merger was completed more than one year from when the ARC was issued or (b) the merger was completed within one year from when the ARC was issued and the grounds upon which the Commissioner intends to apply to the Competition Tribunal for a remedial order are not the same or substantially the same as the information on the basis of which the ARC was issued. Where the Commissioner has made an application under Section 92 of the Competition Act, the Commissioner may also seek any interim order that the Competition Tribunal considers appropriate, having regard to the principles ordinarily considered by superior courts when granting interlocutory or injunctive relief, under Section 104(1) of the Competition Act.

On application by the Commissioner under Section 92 of the Competition Act, the Competition Tribunal may, where it finds that the merger prevents or lessens, or is likely to prevent or lessen, competition substantially, order that the parties to the merger may not proceed with all or with some part of the merger (and in addition to, or in lieu of such a partial order, may also make an order prohibiting the person against whom the order is being made from doing any act or thing the prohibition of which is deemed to be necessary to ensure that the merger or part thereof that is completed does not prevent or lessen competition substantially), or, if the merger has already been completed, order its dissolution or the disposition of some of the assets or shares involved in such merger; in addition to, or in lieu thereof, any such order, with the consent of the person against whom the order is directed and the Commissioner, the Competition Tribunal can order a person to take any other action.

The transactions contemplated by the Arrangement are a Notifiable Transaction and also constitute a “merger” for the purposes of the Competition Act. The requisite filings under the Competition Act were made by the parties on May 30, 2025, and are currently under review by the Commissioner.

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COFECE Approval

Under the Mexican Antitrust Law, there are certain monetary thresholds which trigger the obligation of economic agents to notify concentrations with COFECE and for such concentrations to be approved before they are consummated. Transactions subject to the COFECE authorization that close before obtaining such authorization shall have no legal effect and the parties thereon will be subject to fines. In the event of transactions that trigger a filing obligation, the Parties must condition the closing of such a transaction on obtaining COFECE’s authorization.

For purposes of the Mexican Antitrust Law, “concentration” is defined as any merger, acquisition of control or any transaction the result of which is the merger of corporations, companies, associations, shares, equity interests, trusts or assets in general, executed among competitors, suppliers, clients or any other economic agent.

In certain cases, an expedited review process may be available from COFECE. However, the Arrangement does not qualify for this expedited process.

The steps to obtain the COFECE authorization, in accordance with Article 89 and 90 of the Mexican Antitrust Law, are substantially as follows:

(a)	the Parties must submit the pre-merger notice and all relevant accompanying documents before COFECE;

(b)	if, in COFECE’s opinion, the information delivered by the Parties is incomplete (which opinion is discretionary), COFECE may request, within ten business days following the filing, the Parties to provide any information and documentation that COFECE considers is missing pursuant to Article 89 of the Mexican Antirust Law (Request for Basic Information);

(c)	thereafter, the Parties have ten business days to submit any missing information to COFECE. The Parties may request extensions to provide a response to the Request for Basic Information;

(d)	if the Parties fail to timely submit the complete requested information, COFECE will declare, within ten business days, that the pre-merger notice was not duly filed, and the pre-merger notice will be dismissed. This would require the Parties to restart the process and pay the filing fees again;

(e)	once the filing is deemed to include all necessary documents and information required by Article 89 of the Mexican Antitrust Law, COFECE may request, in its sole discretion, any additional information within 15 business days thereof (Request for Additional Information);

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(f)	the Parties must submit any additional information requested by COFECE within 15 business days following receipt of the Request for Additional Information. The Parties may request extensions to provide a response to the Request for Additional Information;

(g)	if COFECE believes that the transaction poses any antitrust concerns, it shall notify the Parties thereof at least ten business days prior to the date on which the matter will be listed for discussion by COFECE’s Plenum. The Parties shall have ten business days to submit remedies or actions to address COFECE’s concerns;

(h)	if the Parties identify from the beginning that the transaction may pose antitrust concerns, the Parties may include proposed remedies or actions that favour free market and open economic competition, as part of their initial notice (e.g., excluding certain regions or certain business segments from the scope of the proposed transaction). Prior to issuing its decision, COFECE may also request the Parties to submit for its approval such remedies or actions. In any case, if the proposed remedies or actions are submitted during the review process, all time periods for processing the filing will start again as of the date of submission of the proposed mitigating actions;

(i)	COFECE shall issue its decision no later than 60 business days following the date when the submission is deemed complete. That is, (A) as of the date of the submission of the pre-merger notice in case no requests for information are issued; or (B) the date on which the Parties respond to the Request for Basic Information and no Request for Additional Information is issued; or (C) the date on which the Parties respond to the Request for Additional Information. This term may be extended for 40 additional business days in complex transactions. Note that COFECE has discretionary authority to request additional documentation as many times as it deems necessary to complete its analysis;

(j)	if COFECE does not issue a formal decision within such 60 business days and the review period was not extended, the transaction will be deemed authorized. However, the Parties may request a formal confirmation from COFECE; and

(k)	COFECE may authorize, object or condition the transaction to certain remedies or actions.

The Parties have filed a notification to COFECE with respect to the transactions contemplated by the Arrangement Agreement. As of the date of this Circular, the review of the transactions contemplated by the Arrangement Agreement by COFECE is ongoing and the COFECE Approval required under the Arrangement Agreement has not yet been obtained. The Parties note that there may be changes to the above in accordance with reforms to the constitution and secondary laws that are being carried out in the Congress of Mexico.

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Other Regulatory Approvals

Exchange Approval

The Pan American Shares are listed and posted for trading on the TSX and NYSE.

It is a condition of the Arrangement that the TSX and NYSE shall have conditionally approved and authorized, as applicable, the listing of the Pan American Shares to be issued pursuant to the Arrangement.

Securities Law Matters

Canadian Securities Law Matters

Each Shareholder is urged to consult such Shareholder’s professional advisors to determine the Canadian conditions and restrictions applicable to trades in Pan American Shares.

The MAG Shares currently trade on the TSX and the NYSE American. After the Arrangement, MAG will become a wholly-owned subsidiary of Pan American. It is expected that, following the completion of the Arrangement, the MAG Shares will be delisted from the TSX and NYSE American.

MAG is a reporting issuer in each of the provinces and territories of Canada. Pan American expects to apply to the applicable Canadian securities regulators to have MAG cease to be a reporting issuer.

The Pan American Shares are currently listed for trading on the TSX and NYSE. It is anticipated that, after the completion of the Arrangement, Pan American will continue to trade on the TSX and NYSE.

Pan American is a reporting issuer in each of the provinces and territories of Canada. If the Arrangement is completed, it is anticipated that Pan American will continue its reporting issuer status in all provinces and territories of Canada upon completion of the Arrangement.

The issue of Pan American Shares pursuant to the Arrangement will constitute distributions of securities which are exempt from the prospectus requirements of Canadian Securities Laws and, subject to the satisfaction of certain conditions, will not be subject to resale restrictions. Recipients of Pan American Shares are urged to obtain legal advice to ensure that their resale of such securities complies with applicable Canadian Securities Laws.

United States Securities Law Matters

The following discussion is a general overview of certain requirements of U.S. Securities Laws that may be applicable to Shareholders in the United States who are issued Pan American Shares pursuant to the Arrangement (“U.S. Shareholders”). All U.S. Shareholders are urged to consult with their own legal advisor to ensure that any subsequent resale of Pan American Shares issued to them pursuant to the Arrangement complies with applicable U.S. Securities Laws. Further information applicable to U.S. Shareholders is disclosed under the heading “Information for U.S. Shareholders”. The following discussion does not address the Canadian Securities Laws that will apply to the issue of Pan American Shares or the resale of these securities by U.S. Shareholders within Canada. U.S. Shareholders reselling their Pan American Shares in Canada must comply with Canadian Securities Laws.

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Status under U.S. Securities Laws

Each of MAG and Pan American is currently a “foreign private issuer” as defined under Rule 405 under the U.S. Securities Act and Rule 3b-4 under the U.S. Exchange Act.

The MAG Shares currently trade on the TSX and the NYSE American. After the completion of the Arrangement, MAG will become a wholly-owned subsidiary of Pan American. It is expected that, following the completion of the Arrangement, the MAG Shares will be delisted from the TSX and NYSE American, and deregistered under the U.S. Exchange Act.

The Pan American Shares are currently listed for trading on the TSX and NYSE under the symbol “PAAS”. It is anticipated that, following the completion of the Arrangement, the Pan American Shares will continue to trade on the TSX and NYSE.

Exemption from Registration Requirements of the U.S. Securities Act

The Pan American Shares to be issued in exchange for MAG Shares pursuant to the Arrangement will not be registered under the U.S. Securities Act or applicable state Securities Laws, and will be issued in reliance on the exemption from the registration requirements of the U.S. Securities Act set forth in Section 3(a)(10) thereof and similar exemptions from registration under applicable state Securities Laws. Section 3(a)(10) of the U.S. Securities Act exempts the issuance of any securities issued in exchange for one or more bona fide outstanding securities from the general registration requirements under the U.S. Securities Act where the terms and conditions of the issuance and exchange of such securities have been approved by a court of competent jurisdiction that is expressly authorized by law to grant such approval, after a hearing upon the substantive and procedural fairness of the terms and conditions of such issuance and exchange at which all persons to whom it is proposed to issue such securities have the right to appear and receive timely and adequate notice thereof. The Court is authorized to conduct a hearing at which the substantive and procedural fairness of the terms and conditions of the Arrangement will be considered. Accordingly, the Final Order, if granted by the Court, constitutes a basis for the exemption from the registration requirements of the U.S. Securities Act with respect to the Pan American Shares issued in exchange for MAG Shares pursuant to the Arrangement.

Resale of Pan American Shares after the Completion of the Arrangement

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The Pan American Shares to be issued in exchange for MAG Shares pursuant to the Arrangement may be resold without restrictions under the U.S. Securities Act, except by persons who are “affiliates” (as defined in Rule 144(a)(1) of the U.S. Securities Act) of Pan American at the time of resale or who were “affiliates” within 90 days prior to such time. As defined in Rule 144 under the U.S. Securities Act, an “affiliate” of an issuer is a person that, directly or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, the issuer whether through the ownership of voting securities, by contract or otherwise. Persons who are executive officers, directors or 10% or greater shareholders of an issuer are generally considered to be its “affiliates”. Any resale of Pan American Shares issued in exchange for MAG Shares pursuant to the Arrangement by such “affiliates” or former “affiliates” will be subject to certain restrictions on resale imposed by the U.S. Securities Act and may not be resold in the absence of registration under the U.S. Securities Act or an exemption from such registration, if available, such as the exemption provided under Rule 144 of the U.S. Securities Act or the safe harbor provided by Rule 904 of Regulation S under the U.S. Securities Act.

Affiliates – Regulation S

In general, pursuant to Rule 904 of Regulation S under the U.S. Securities Act, persons who are “affiliates” of Pan American solely by virtue of their status as an officer or director of Pan American may sell Pan American Shares outside the United States in an “offshore transaction” (which would include a sale through the TSX, if applicable) if neither the seller nor any person acting on its behalf engages in “directed selling efforts” in the United States and no selling commission, fee or other remuneration is paid in connection with such sale other than a usual and customary broker’s commission. For purposes of Regulation S, “directed selling efforts” means “any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the securities being offered” in the sale transaction. Pursuant to Rule 903 of Regulation S, certain additional restrictions are applicable to a holder of Pan American Shares who is an affiliate of Pan American after the Arrangement other than solely by virtue of their status as an officer or director of Pan American.

Affiliates – Rule 144

In general, pursuant to Rule 144 of the U.S. Securities Act, persons that are “affiliates” of Pan American at the time of resale of any Pan American Shares, or were “affiliates” of Pan American within 90 days before such time, after completion of the Arrangement will be entitled to sell Pan American Shares that they receive pursuant to the Arrangement in the United States, provided that the number of Pan American Shares sold, together with all other shares of the same class sold for their account during any three-month period, does not exceed the greater of 1% of the then outstanding securities of such class or, if such shares are listed on a U.S. securities exchange and/or reported through the automated quotation system of a U.S. registered securities association, the average weekly trading volume of such shares during the four calendar week period preceding the date of sale, subject to aggregation rules, specified restrictions on manner of sale, reporting requirements, and the availability of current public information about the relevant issuer. Persons that are affiliates of Pan American after the Arrangement will continue to be subject to the resale restrictions described in this paragraph for so long as they continue to be affiliates of Pan American.

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THE ARRANGEMENT AGREEMENT

The Arrangement will be carried out pursuant to the Arrangement Agreement and the Plan of Arrangement. The following is a summary of the principal terms of the Arrangement Agreement and does not purport to be complete and is qualified in its entirety by reference to the Arrangement Agreement, which is incorporated by reference herein and has been filed on MAG’s SEDAR+ profile at www.sedarplus.ca, and to the Plan of Arrangement, which is attached hereto as Appendix B. Capitalized terms used but not otherwise defined herein have the meanings set out in the Arrangement Agreement and the Plan of Arrangement.

Representations and Warranties

The Arrangement Agreement contains certain customary representations and warranties of MAG relating to: (a) board recommendation; (b) fairness opinions; (c) organization and qualification; (d) authority relative to the Arrangement Agreement; (e) no violation; (f) capitalization; (g) shareholder and similar agreements; (h) reporting status and securities laws matters; (i) ownership of subsidiaries; (j) key regulatory approvals; (k) consents; (l) public filings; (m) MAG financial statements; (n) books and records; (o) no undisclosed liabilities; (p) no MAG Material Adverse Effect; (q) no dividend or distribution; (r) contracts; (s) litigation; (t) taxes; (u) property; (v) operational matters; (w) mineral reserves and resources; (x) technical report; (y) health and safety; (z) cultural heritage; (aa) expropriation; (bb) permits; (cc) intellectual property; (dd) environmental matters; (ee) employee benefits; (ff) labour and employment; (gg) compliance with laws; (hh) winding up; (ii) administration and receivership; (jj) voluntary arrangement; (kk) related party transactions; (ll) registration rights; (mm) restrictions on business activities; (nn) shareholder rights plan; (oo) relationship with suppliers; (pp) brokers; (qq) insurance; (rr) corrupt practices legislation; (ss) anti-money laundering; (tt) compliance with sanction legislation; (uu) NGOs, Indigenous and community groups; (vv) no further investment commitments; (ww) sufficient funds available; (xx) foreign private issuer; (yy) not an investment company; (zz) COFECE; (aaa) HSR; and (bbb) ownership of Pan American Shares or other securities.

The Arrangement Agreement contains certain customary representations and warranties of Pan American relating to: (a) organization and qualification; (b) authority relative to the Arrangement Agreement; (c) no violation; (d) capitalization; (e) shareholder and similar agreements; (f) reporting status and securities laws matters; (g) ownership of subsidiaries; (h) key regulatory approvals; (i) Investment Canada Act; (j) consents; (k) public filings; (l) Pan American financial statements; (m) books and records; (n) no undisclosed liabilities; (o) no Pan American Material Adverse Effect; (p) contracts; (q) litigation; (r) taxes; (s) property; (t) operational matters; (u) mineral reserves and resources; (v) technical reports; (w) expropriation; (x) permits; (y) environmental matters; (z) compliance with laws; (aa) winding up; (bb) administration and receivership; (cc) voluntary arrangement; (dd) sufficient funds available (ee) issuance of Pan American Shares; (ff) corrupt practices legislation; (gg) anti-money laundering; (hh) compliance with sanction legislation; (ii) not an investment company; and (jj) foreign private issuer.

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Conditions to Closing

Mutual Conditions

The completion of the transactions contemplated by the Arrangement Agreement are subject to the fulfilment, on or before the Effective Time, of a number of conditions including the mutual conditions precedent that:

(i)	the Arrangement Resolution shall have received the Required Shareholder Approval at the Meeting;

(ii)	the Interim Order and the Final Order shall have been obtained in accordance with the Arrangement Agreement, and shall not have been set aside or modified in a manner that is unacceptable to the Parties acting reasonably, on appeal or otherwise;

(iii)	absence of any legal prohibition or order preventing the consummation of the Arrangement;

(iv)	no legal action or legislation that makes the consummation of the Arrangement illegal, enjoins or prohibits the Plan of Arrangement or the transactions contemplated by the Arrangement Agreement, or makes the Arrangement Agreement unenforceable or frustrates the purpose and intent of the Arrangement Agreement;

(v)	the Pan American Shares to be issued in the United States pursuant to the Arrangement shall be exempt from the registration requirements under the U.S. Securities Act pursuant to Section 3(a)(10) thereof;

(vi)	receipt of the Canadian Competition Approval (which includes clearance from the Commissioner of Competition appointed under the Competition Act (Canada)), the Key Regulatory Approvals (which includes the COFECE Approval) and the Key Third Party Consents (which includes the requisite consent pursuant the Company’s head office lease);

(vii)	the Arrangement Agreement shall not have been terminated in accordance with its terms; and

(viii)	the Pan American Shares to be issued shall be exempt from the prospectus and registration requirements and shall not be subject to resale restrictions under applicable Canadian Securities Laws.

Purchaser Conditions

In addition to the mutual conditions precedent, the transactions contemplated by the Arrangement Agreement are also subject to the following additional conditions precedent in favour of Pan American:

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(i)	all covenants of MAG under the Arrangement Agreement to be performed on or before the Effective Time shall have been duly performed by MAG in all material respects, and Pan American shall have received a certificate from MAG addressed to Pan American and dated the Effective Date, signed on behalf of MAG by two of its senior executive officers (without personal liability), confirming the same as at the Effective Date. For greater certainty, MAG shall not be deemed to have failed to satisfy this condition precedent solely as a result of any failure by the Juanicipio Entities to comply with Sections 5.1(a)(i), 5.1(a)(ii) or 5.2(h) of the Arrangement Agreement;

(ii)	all representations and warranties of MAG under the Arrangement Agreement that are qualified by materiality or by a MAG Material Adverse Effect shall be true and correct in all respects as of the Effective Time, as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date) and all other representations and warranties of MAG shall be true and correct in all material respects (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except where any failure or failures of such representations or warranties to be so true and correct would not individually or in the aggregate result in a MAG Material Adverse Effect, and Pan American shall have received a certificate from MAG addressed to Pan American and dated the Effective Date, signed on behalf of MAG by two of its senior executive officers (without personal liability), confirming the same as at the Effective Date;

(iii)	no action, suit, proceeding or Tax reassessment, shall have been taken, threatened or pending under any applicable Law or by any Governmental Entity, and no Law, policy, decision or directive (having the force of Law) shall have been enacted, promulgated, amended or applied, in each case that: (i) results, or could reasonably be expected to result, in any judgment or assessment of damages, directly or indirect, which, individually or in the aggregate, would result in a MAG Material Adverse Effect, (ii) if the Arrangement were consummated, would result in a Pan American Material Adverse Effect, or (iii) prohibits or limits the ownership or operation by Pan American or any of its affiliates of any material portion of the business or assets of MAG or compels Pan American or any of its affiliates to dispose of or hold separate any material portion of the business or assets of MAG as a result of the Arrangement;

(iv)	since May 11, 2025, there shall not have been any MAG Material Adverse Effect and Pan American shall have received a certificate from MAG addressed to Pan American and dated the Effective Date, signed on behalf of MAG by two of its senior executive officers (without personal liability), confirming the same as at the Effective Date;

(v)	Pan American shall have received resignations and mutual releases in such form as is acceptable to Pan American, acting reasonably, in favour of MAG and the MAG Subsidiaries from those directors and officers of MAG and the MAG Subsidiaries as are specified by Pan American;

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(vi)	Dissent Rights shall not have been exercised by more than seven and a half percent (7.5%) of Shareholders; and

(vii)	MAG shall have delivered evidence satisfactory to Pan American of the approval of the TSX, pursuant to the policies of the TSX, for MAG to complete the Arrangement.

Company Conditions

In addition to the mutual conditions precedent, the transactions contemplated by the Arrangement Agreement are also subject to the following additional conditions precedent in favour of MAG:

(i)	all covenants of Pan American under the Arrangement Agreement to be performed on or before the Effective Time shall have been duly performed by Pan American in all material respects, and MAG shall have received a certificate from Pan American, addressed to MAG and dated the Effective Date, signed on behalf of Pan American, by two of its senior executive officers (without personal liability), confirming the same as at the Effective Date;

(ii)	all representations and warranties of Pan American under the Arrangement Agreement that are qualified by materiality or by the expression Pan American Material Adverse Effect shall be true and correct in all respects as of the Effective Time, as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date) and all other representations and warranties of Pan American shall be true and correct in all material respects (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except where any failure or failures of such representations or warranties to be so true and correct would not individually or in the aggregate result in Pan American Material Adverse Effect, and MAG shall have received a certificate from Pan American, addressed to MAG and dated the Effective Date, signed on behalf of Pan American by two of its senior executive officers (without personal liability), confirming the same as at the Effective Date;

(iii)	no action, suit, proceeding or Tax reassessment, shall have been taken, threatened or pending under any applicable Law or by any Governmental Entity, and no Law, policy, decision or directive (having the force of Law) shall have been enacted, promulgated, amended or applied, in each case that: (i) results, or could reasonably be expected to result, in any judgment or assessment of damages, directly or indirect, which, individually or in the aggregate, has had or would be reasonably expected to have a Pan American Material Adverse Effect, or (ii) if the Arrangement were consummated, would result in a Pan American Material Adverse Effect;

(iv)	since May 11, 2025, there shall not have been any Pan American Material Adverse Effect and MAG shall have received a certificate from Pan American, addressed to MAG and dated the Effective Date, signed on behalf of Pan American, as applicable, by two of its senior executive officers (without personal liability), confirming the same as at the Effective Date;

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(v)	Pan American shall have complied with its obligations under Section 2.10 of the Arrangement Agreement and the Depositary shall have confirmed receipt of the Consideration contemplated thereby; and

(vi)	Pan American shall have delivered evidence satisfactory to MAG of the conditional approval and authorization, as applicable, of the listing and posting for trading on the TSX and the NYSE of the Pan American Shares to be issued as Consideration pursuant to the Plan of Arrangement, subject only to conditions that are customary for the TSX and the NYSE in such transactions.

Covenants

General

In the Arrangement Agreement, each of MAG and Pan American has agreed to certain covenants, including customary covenants relating to the operation of their respective businesses in the ordinary course, to use commercially reasonable efforts to satisfy the conditions precedent to their respective obligations under the Arrangement Agreement and the Plan of Arrangement (to the extent the same is within its influence or control to take) and to obtain the requisite regulatory approvals set out in the Arrangement Agreement.

Mutual Covenants

Each Party has provided customary, mutual covenants that during the interim period between the signing of the Arrangement Agreement and the earlier of the Effective Time and the time that the Arrangement Agreement is terminated in accordance with its terms (the “Interim Period”), they and their respective subsidiaries shall each, among other things:

(i)	use commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to their respective obligations under the Arrangement Agreement, to the extent the same is within their control, and to take all other action and to do all other things necessary, proper or advisable under all applicable Laws to complete the Arrangement;

(ii)	cooperate with the other Party to obtain the Canadian Competition Approval and Key Regulatory Approvals, including providing or submitting to the Commissioner or any other Governmental Entities on a timely basis, and as promptly as practicable, all documentation and information that is required, requested, or reasonably advisable, in connection with obtaining the Canadian Competition Approval and Key Regulatory Approvals;

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(iii)	not take any action, refrain from taking any commercially reasonable action, or permit any action to be taken or not taken, which is inconsistent with the Arrangement Agreement or which would reasonably be expected to significantly impede the consummation of the Plan of Arrangement or to prevent, materially delay or materially impede the transactions contemplated under the Arrangement Agreement;

(iv)	take all commercially reasonable actions within their control to ensure their respective representations and warranties in Sections 3.1 and 4.1 under the Arrangement Agreement in the case of MAG and Pan American, respectively: (i) that are qualified by reference to a MAG Material Adverse Effect, Pan American Material Adverse Effect or materiality, remain true and correct in all respect, or (ii) that are not qualified by reference to a MAG Material Adverse Effect, Pan American Material Adverse Effect or materiality, remain true and correct in all material respects, as of the Effective Date as if such representations and warranties were made at and as of such date except to the extent such representations and warranties speak as of an earlier date; and

(v)	promptly notify the other Party of: (i) any communication from any person alleging that the consent of such person (or another person) is or may be required in connection with the Arrangement (and the response thereto from such Party, its subsidiaries or its representatives), (ii) any material communication from any Governmental Entity in connection with the Arrangement (and the response thereto from such Party, its subsidiaries or its representatives), and (iii) any litigation threatened or commenced against or otherwise affecting such Party or any of its subsidiaries that is related to the Arrangement.

Regulatory Approvals

As soon as reasonably practicable after the date of the Arrangement Agreement, Pan American and MAG shall co-operate in the preparation of any application for the Key Regulatory Approvals and any other orders, registrations, consents, filings, rulings, exemptions, no-action letters and approvals and the preparation of any documents reasonably deemed by either of the Parties to be necessary to discharge its respective obligations or otherwise advisable under applicable Laws in connection with the Arrangement Agreement or the Plan of Arrangement

As soon as reasonably practicable after the date of the Arrangement Agreement, Pan American or an affiliate of Pan American shall submit a request to the Commissioner for an Advance Ruling Certificate and/or a No Action Letter together with a waiver of the obligation to notify pursuant to paragraph 113(c) of the Competition Act in respect of the transactions contemplated by the Arrangement Agreement. If an ARC or a No Action Letter together with a waiver of the obligation to notify under paragraph 113(c) of the Competition Act has not been obtained within ten (10) Business Days after the filing of the request, either Party may, at any time thereafter, notify the other Party that it intends to file a pre-merger notification in respect of the transactions contemplated by the Arrangement Agreement. Upon the provision of such notice, both Parties shall prepare and file their respective pre-merger notification forms in accordance with Part IX of the Competition Act as promptly as practicable but in any event within ten (10) Business Days following the date on which the notifying Party notified the other Party of its intention to file such notification. Pan American and MAG shall share equally in the payment of the fee in respect of submitting filings to obtain Canadian Competition Approval.

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The Arrangement is subject to the requirement that a pre-merger notification is made to COFECE in accordance with Mexican Antitrust Law. As soon as reasonably practicable after the date of the Arrangement Agreement, the Parties shall each make a pre-merger notification filing in respect of the transactions contemplated by the Arrangement Agreement with COFECE. As of the date of this Circular, the COFECE Approval required under the Arrangement Agreement has not yet been obtained.

Each Party has also undertaken to cooperate with one another in connection with obtaining the Canadian Competition Approval and Key Regulatory Approvals by: (i) keeping the other Party reasonably informed as to the status of and the processes and proceedings relating to obtaining the Key Regulatory Approvals, including providing the other Party with copies of all related applications and notifications, in draft form (except where such material is confidential in which case it will be provided (subject to applicable Laws) to Pan American’s or MAG’s (as applicable) outside counsel on an “external counsel” basis) in order for the other Party to provide its comments thereon, which shall be given due and reasonable consideration; (ii) providing any comments with respect to the materials related to the Canadian Competition Approval and Key Regulatory Approvals in a timely manner; and (iii) using commercially reasonable efforts to defend all lawsuits or other legal, regulatory or other proceedings against Pan American, MAG, Pan American Material Subsidiaries or MAG Subsidiaries challenging or affecting the Arrangement Agreement or the consummation of the transactions contemplated under the Arrangement Agreement.

In addition to the mutual covenants in respect of the Interim Period, each Party has provided their own set of customary covenants regarding the conduct of their respective businesses during the Interim Period, including (but not limited to) those described below.

MAG Interim Covenants Regarding the Conduct of its Business

The Arrangement Agreement includes a general covenant by MAG in favour of Pan American that, during the Interim Period, except as expressly permitted or required by the Arrangement Agreement or the Plan of Arrangement or as required by applicable law, or with the prior written consent of Pan American, such consent not to be unreasonably withheld, conditioned or delayed, MAG must and must cause each of the MAG Subsidiaries (other than the Juanicipio Entities) to, among other things: (i) conduct its and their respective businesses only in, and not take any action except in, the ordinary course of business consistent with past practice; and (ii) use commercially reasonable efforts to maintain and preserve intact its business organization, goodwill, properties and assets in all material respects, keep available the services of its officers, employees and contractors as a group and maintain satisfactory relationships with suppliers, customers, Governmental Entities, Indigenous Group and others having business relationships with them.

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The Arrangement Agreement contains customary restrictive covenants applicable to MAG during the Interim Period, whereby MAG agrees not to, and shall cause each of the MAG Subsidiaries (excluding the Juanicipio Entities) not to, and in respect of the Juanicipio Entities, the Company must not provide any consents, approvals, waivers or exercises of any rights which would permit either of the Juanicipio Entities to, directly or indirectly, undertake certain material actions. These restrictions include, among other things, actions relating to:

(i)	amend or propose to amend its notice of articles, articles or other comparable organizational documents;

(ii)	split, combine, reclassify or amend the terms of any shares in the capital of MAG or any of the MAG Subsidiaries;

(iii)	declare, set aside or pay any dividend or other distribution or payment (whether in cash, securities or property or any combination thereof) in respect of any shares in the capital of MAG owned by any person or the securities of any of the MAG Subsidiaries, other than, any MAG Quarterly Dividends and in the case of any MAG Material Subsidiary, any dividends, distributions or payments payable to MAG or any wholly-owned subsidiary of MAG or any of the MAG Material Subsidiaries’ shareholders;

(iv)	to issue, grant, award, deliver, sell, pledge, dispose of or otherwise encumber, or agree to otherwise encumber any shares in the capital of MAG or the MAG Subsidiaries, or any options, warrants, appreciation rights, convertible securities or similar rights convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, shares in the capital of, or other securities of, MAG or any of the MAG Subsidiaries, other than the issuance of MAG Shares upon the valid exercise of MAG Options or vesting or redemption of MAG DSUs, MAG PSUs and MAG RSUs outstanding on the date of the Arrangement Agreement;

(v)	to redeem, purchase or otherwise acquire, or offer to otherwise acquire, any outstanding shares in the capital of, or other securities of MAG or any of the MAG Subsidiaries;

(vi)	except in connection with ordinary course intercompany payments between MAG and any wholly-owned MAG Subsidiaries, reduce the stated capital of any shares in the capital of, or other securities of, MAG or any of the MAG Subsidiaries;

(vii)	incorporate, acquire or create any new subsidiary;

(viii)	adopt or propose a plan of liquidation or resolution providing for the liquidation or dissolution of MAG or any of the MAG Subsidiaries;

(ix)	amend its accounting methods, principles, policies or practices or adopt new accounting methods, principles, policies or practices, in each case except as required in accordance with IFRS;

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(x)	sell, pledge, hypothecate, lease, license, sell and lease back, mortgage, dispose of or encumber or otherwise transfer, any assets, securities, properties, interests or businesses of MAG or any of the MAG Subsidiaries, except: (i) sales of inventory or obsolete assets in the ordinary course of business consistent with past practice, and (ii) other sales of tangible assets in the ordinary course of business consistent with past practice subject to a maximum (in terms of value of such assets or interests therein) of US$2,000,000 (whether individually or in the aggregate);

(xi)	reorganize, amalgamate or merge MAG or any of the MAG Subsidiaries with any other person;

(xii)	acquire (by merger, amalgamation, consolidation, acquisition of shares or assets or otherwise) or agree to acquire, directly or indirectly, any assets, properties, securities, interests or business of any other person, or make any investment or agree to make an investment, either by the purchase of securities of, or contributions of capital to, any other person (other than wholly-owned subsidiaries as of the date of the Arrangement Agreement) in an amount in excess of US$5,000,000 (whether individually or in the aggregate);

(xiii)	incur, create, assume or otherwise become liable for, any indebtedness for borrowed money or any other liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise become responsible for the obligations of any other person or make any loans, capital contributions, investments or advances in an amount in excess of US$2,000,000 (whether individually or in the aggregate);

(xiv)	except as permitted in accordance with the terms of the MAG Option Plan, the MAG Share Unit Plan, the MAG DSU Plan or MAG Benefit Plans: (i) grant, accelerate, or increase any severance, change of control or termination pay to (or amend any existing arrangement relating to the foregoing with) any director, officer, employee or individual contractor or consultant of MAG or any of the MAG Subsidiaries, (ii) grant, accelerate, or increase any payment, award (equity or otherwise), indemnification or other benefits payable to, or for the benefit of, any director, officer, employee or individual contractor or consultant of MAG or any of the MAG Subsidiaries, (iii) increase the coverage, contributions, funding requirements or benefits available under the MAG Option Plan, the MAG Share Unit Plan, the MAG DSU Plan or MAG Benefit Plans or create any new MAG Benefit Plan, (iv) increase compensation (in any form), bonus levels or other benefits payable to any director, officer, employee or individual contractor or consultant of MAG or any of the MAG Subsidiaries or grant any general increase in the rate of wages, salaries, bonuses or other remuneration, (v) make any material determination under the MAG Option Plan, the MAG Share Unit Plan, the MAG DSU Plan or MAG Benefit Plans that is not in the ordinary course of business consistent with past practice, or (vi) take or propose to take any action to effect any of the foregoing; provided that nothing in the Arrangement Agreement shall be deemed to: (x) guarantee employment for any period of time for, or preclude the ability of Pan American to terminate the employment or engagement of, any director, officer, employee or individual contractor or consultant of MAG or any of the MAG Subsidiaries after the Effective Time, (y) require Pan American to continue any benefit plan or to prevent the amendment, modification or termination of any benefit plan after the Effective Date or prohibit Pan American from amending, modifying or terminating any benefit plan or arrangement covering any continuing director, officer, employee or individual contractor or consultant on or after the Effective Date, or (z) constitute an amendment to any benefit plan;

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(xv)	negotiate, enter into, extend, amend or terminate any employment, severance, consulting, termination or other similar agreement with any of its officers, directors, employees, agents or individual contractors or consultants, any collective bargaining agreement or any MAG Benefit Plan, in each case, other than: (i) in connection with terminating officers, directors, employees, agents or individual contractors or consultants for cause, and (ii) amendments required by Law;

(xvi)	make or forgive any loans or advances to any of its officers, directors, employees, agents or individual contractors or consultants, other than making loans pursuant to the terms of the MAG Benefit Plans in effect on the date of the Arrangement Agreement, or change its existing borrowing or lending arrangements for or on behalf of any such persons pursuant to the MAG Benefit Plans or otherwise;

(xvii)	make any bonus or profit sharing distribution or similar payment of any kind;

(xviii)	settle, pay, discharge, satisfy, compromise, waive, assign or release: (i) any material action, claim or proceeding brought against MAG or any of the MAG Subsidiaries, (ii) any claims, liabilities or obligations in an amount in excess of US$2,000,000 (whether individually or in the aggregate), except claims, liabilities or obligations reflected or reserved against in MAG’s audited financial statements for the financial years ended December 31, 2024 and December 31, 2023 (including the notes thereto and the report of the auditors thereon), or (iii) any material rights, claims or benefits of MAG or any of the MAG Subsidiaries;

(xix)	enter into or extend any agreement or arrangement that provides for: (i) any limitation or restriction on the ability of MAG or any of the MAG Subsidiaries or, following the Effective Time, the ability of any of MAG’s affiliates, to engage in any type of activity or business, (ii) any limitation or restriction on the manner in which, or the localities in which, all or any portion of the business of MAG or any of the MAG Subsidiaries or, following the Effective Time, all or any portion of the business of any of MAG’s affiliates, is or would be conducted, or (ii) any limit or restriction on the ability of MAG or any of the MAG Subsidiaries or, following the Effective Time, the ability of any of MAG’s affiliates, to solicit suppliers, customers, employees, contractors or consultants;

(xx)	negotiate, enter into, extend, amend or terminate, any agreement that has the effect of creating a joint venture, partnership, strategic alliance or similar relationship between MAG or any of the MAG Subsidiaries and another person;

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(xxi)	other than as is necessary to comply with applicable Laws, any written employment contract in effect on the date of the Arrangement Agreement and disclosed in the Data Room Information, the MAG Option Plan, the MAG Share Unit Plan, the MAG DSU Plan or MAG Benefit Plans, engage in any transaction with any related parties;

(xxii)	to: (i) enter into any agreement that if entered into prior to the date of the Arrangement Agreement, would be a MAG Material Contract, (ii) modify, amend in any material respect, transfer or terminate any MAG Material Contract, or waive, release or assign any material rights or claims thereto or thereunder, or (iii) fail to enforce any breach or threatened breach of any MAG Material Contract;

(xxiii)	initiate any material discussion, negotiations or filings with any Governmental Entity or Indigenous Group on any matter (including with respect to the Arrangement or the transactions contemplated by the Arrangement Agreement);

(xxiv)	incur, or commit to, capital expenditures in excess of US$5,000,000 which is not expressly contemplated under the Approved Budget;

(xxv)	enter into, extend, amend or terminate any material interest rate, currency, equity or commodity swaps, hedges, derivatives, forward sales contracts or other similar financial instruments, other than in the ordinary course of business consistent with past practice;

(xxvi)	to: (i) take any action inconsistent with past practice relating to the filing of any Return or the withholding, collecting, remitting and payment of any Tax, (ii) amend any Return or change any of its methods of reporting income, deductions or accounting for income Tax purposes from those employed in the preparation of its income Tax return for the taxation year ended December 31, 2024, (iii) make or revoke any material election relating to Taxes, other than any election that has yet to be made in respect of any event or circumstance occurring prior to the date of the Arrangement Agreement, (iv) enter into any Tax sharing, Tax allocation, Tax related waiver or Tax indemnification agreement, or (v) settle (or offer to settle) any Tax claim, audit, proceeding or reassessment;

(xxvii)	to: (i) take any action or fail to take any action which action or failure to act would, or would reasonably be expected to, result in the loss, expiration or surrender of, or the loss of any material benefit under, or reasonably be expected to cause any Governmental Entities to institute proceedings for the suspension, revocation or limitation of rights under, any Permits necessary to conduct its businesses as now conducted or proposed to be conducted, (ii) or fail to prosecute in a commercially reasonable manner any pending applications to any Governmental Entities for Permits;

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(xxviii)	take any action or fail to take any action that is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of MAG to consummate the Arrangement or the other transactions contemplated by the Arrangement Agreement; and

(xxix)	agree, resolve or commit to do any of the foregoing.

Without limiting the generality of the foregoing, and except pursuant to certain exceptions, during the Interim Period MAG has also agreed to:

(i)	use commercially reasonable efforts to cause the current insurance (or re-insurance) policies maintained by or for the benefit of MAG or any of the MAG Subsidiaries, including directors’ and officers’ insurance, not to be cancelled or terminated or any of the coverage thereunder to lapse prior to the Effective Time, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re insurance companies of nationally recognized standing having comparable deductions and providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect; provided that none of MAG or any of the MAG Subsidiaries shall obtain or renew any insurance (or re-insurance) policy for a term exceeding twelve (12) months, other than as provided in Section 7.6.1 of the Arrangement Agreement. MAG shall consult with Pan American on any renewals of insurance (or re-insurance) policies;

(ii)	provide Pan American with prompt written notice of any change, effect, event or occurrence that, individually or in the aggregate, has resulted in, or would reasonably be expected to result in, a MAG Material Adverse Effect;

(iii)	promptly notify Pan American of: (i) any material communications (whether oral or written) from a Governmental Entity, including a copy of any written communication, and (ii) any opposition, concerns or threats raised or brought by non governmental organizations, communities, community groups or Indigenous Groups in respect of MAG’s or any of the MAG Subsidiaries’ current or planned operations that could reasonably be expected to materially impact such operations or title to any of the MAG Concessions;

(iv)	take such actions as are necessary under the terms of the MAG Securities, to permit the acceleration, vesting and exercise of the MAG Securities, conditional upon, and immediately prior to, the Effective Time and to facilitate the cancellation and termination of all MAG Securities, on the terms contemplated in the Plan of Arrangement;

(v)	prepare, or shall cause to be prepared, and shall file prior to the Effective Date all sales and use Returns of MAG and the MAG Subsidiaries that are required by Law to be filed on or before the Effective Date or that have not been timely filed when due, and shall remit all sales and use Taxes that are required to be paid in respect of such Returns;

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(vi)	keep Pan American reasonably informed, on a current basis, of any events, discussions, notices or changes with respect to any Tax investigation (other than ordinary course communications which could not reasonably be expected to be material to MAG or any of the MAG Subsidiaries);

(vii)	use commercially reasonable efforts to assist Pan American to, immediately prior to, contemporaneously or concurrently with or, if permitted by the lenders and administrative agent under the MAG Credit Facility, following the Effective Time: (i) repay and discharge all of the indebtedness, obligations and liabilities of MAG owing under the MAG Credit Facility, (ii) terminate the MAG Credit Facility and each of the “Finance Documents” (as defined in the MAG Credit Facility), and (iii) obtain releases and discharges of the security granted in connection with the MAG Credit Facility; and

(viii)	consult with Pan American concerning the renewal and terms of the: (i) long-term concentrates of zinc purchase and sale agreement dated April 10, 2019, and (ii) long-term concentrates of lead purchase and sale agreement dated April 10, 2019.

Pan American Interim Covenants Regarding the Conduct of its Business

With respect to Pan American, during the Interim Period, except as expressly permitted or required by the Arrangement Agreement or the Plan of Arrangement or as required by applicable law, or with the prior written consent of MAG, such consent not to be unreasonably withheld, conditioned or delayed, Pan American must and must cause each of the Pan American Material Subsidiaries to, among other things: (a) conduct its and their respective businesses only in, and not take any action except in, the ordinary course of business consistent with past practice and use commercially reasonable efforts to preserve intact their respective present business organization, goodwill, properties and material assets in all material respects, keep available the services of its and their officers, employees and contractors as a group and maintain satisfactory relationships with suppliers, customers, Governmental Entities and others having business relationships with them; and (b) Pan American must not, and must cause each of the Pan American Material Subsidiaries not to, directly or indirectly during the Interim Period, among other things: (i) amend or propose to amend its constating documents; (ii) split, combine or reclassify any shares in the capital of Pan American Shares or any of its subsidiaries; (iii) declare, set aside or pay any dividend or other distribution or payment other than in the ordinary course consistent with past practice; (iv) amend the terms of any of the securities of Pan American; (v) adopt or propose a plan of liquidation or resolutions providing for the liquidation or dissolution of Pan American or any Pan American Material Subsidiary; (vi) materially amend its accounting practices except as required in accordance with IFRS; (vii) reorganize, amalgamate or merge Pan American or any Pan American Material Subsidiary with any other person; (viii) reduce the stated capital of the Pan American Shares; (ix) take any action or fail to take any action that is intended to, or would reasonably be expected to, individually or in the aggregate, materially delay or impede the consummation of the Arrangement; and (x) Pan American shall provide MAG with prompt written notice of any change, effect, event or occurrence that, individually or in the aggregate, has resulted in, or would reasonably be expected to result in, a Pan American Material Adverse Effect.

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Non-Solicitation and Right to Match

Under the Arrangement Agreement, MAG has agreed to certain non-solicitation covenants, including (but not limited to) the following:

(i)	MAG must and must cause the MAG Subsidiaries (other than the Juanicipio Entities) and MAG Representatives to immediately cease any existing solicitation, encouragement, discussions or negotiations commenced prior to the date of the Arrangement Agreement with any persons conducted by MAG or any of the MAG Subsidiaries (other than the Juanicipio Entities) or MAG Representatives with respect to any Acquisition Proposal.

(ii)	Except as otherwise expressly permitted by the exclusivity and non-solicitation provisions of the Arrangement Agreement: (i) MAG and the MAG Subsidiaries (excluding the Juanicipio Entities) must not, directly or indirectly, through the MAG Representatives not to, and (ii) MAG must not, directly or indirectly, facilitate the Juanicipio Representatives or any Juanicipio Entity to:

(A)	make, solicit, initiate, encourage or otherwise facilitate (including by way of furnishing information (including any site visit) or entering into any form of agreement, arrangement or understanding (other than a confidentiality agreement in accordance with the Arrangement Agreement)) any offer, proposal, expression of interest or inquiry that constitutes, or that could reasonably be expected to lead to, an Acquisition Proposal;

(B)	enter into or otherwise engage or participate in any discussions or negotiations with any person (other than Pan American or any of its affiliates) regarding an Acquisition Proposal or that reasonably could be expected to constitute or lead to an Acquisition Proposal or any offer, proposal, expression of interest or inquiry that constitutes or that could reasonably be expected to lead to an Acquisition Proposal; provided that MAG or the MAG Representatives shall be permitted to: (i) communicate with any person solely for the purposes of clarifying the terms of any offer, proposal, expression of interest or inquiry made by such person, and (ii) advise any person making an unsolicited Acquisition Proposal that such Acquisition Proposal does not constitute a Superior Proposal if the Board has so determined in compliance with the terms of the Arrangement Agreement;

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(C)	accept or enter into or publicly propose to accept or enter into, any agreement, understanding or arrangement in respect of an Acquisition Proposal (other than a confidentiality agreement in accordance with the Arrangement Agreement);

(D)	make or propose publicly to make a MAG Change in Recommendation; or

(E)	make any public announcement or take any other action inconsistent with, or that could reasonably be likely to be regarded as detracting from, the approval, recommendation or declaration of advisability of the Board of the transactions contemplated hereby, provided, however, that if at any time following the date of the Arrangement Agreement and prior to the Meeting, provided that MAG is then in compliance with all of its obligations under the Arrangement Agreement, MAG receives an unsolicited bona fide written Acquisition Proposal, MAG may engage in or participate in discussions or negotiations with such person regarding such Acquisition Proposal, and may (i) furnish information with respect to MAG and the MAG Subsidiaries to, or (ii) participate in discussions or negotiations with the person making sure Acquisition Proposal, if and only if:

(A)	the Board determines, in good faith after consultation with its outside financial and legal advisors, that such Acquisition Proposal constitutes or may reasonably be expected to lead to a Superior Proposal and that failure to furnish information would be inconsistent with the Board’s fiduciary duties under applicable Law; and

(B)	any non-public information provided to such has a person has previously been provided to, or is being concurrently provided to, Pan American.

(iii)	MAG must promptly (and in any event within 24 hours of receipt by MAG, any of the MAG Subsidiaries (other than a Juanicipio Entity) or any MAG Representative) notify Pan American, at first orally and then in writing, of:

(A)	any offer, proposal, expression of interest or inquiry (orally or in writing) relating to, that constitutes or that could reasonably be expected to lead to an Acquisition Proposal;

(B)	any request for discussions or negotiations relating to, that constitutes or that could reasonably be expected to lead to an Acquisition Proposal; and

(C)	any request for non-public information relating to MAG or any of the MAG Subsidiaries or for access to the properties, books or records of MAG or any of the MAG Subsidiaries in connection with any actual or potential Acquisition Proposal,

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in each case received by MAG, any of the MAG Subsidiaries (excluding the Juanicipio Entities and Juanicipio Representatives, other than MAG Representatives) or any MAG Representative on or after the date of the Arrangement Agreement. Such notice must include a description of the material terms and conditions of any such Acquisition Proposal, the identity of the person making such Acquisition Proposal and provide such other details of such Acquisition Proposal which are known to MAG. MAG must keep Pan American fully informed on a prompt basis of the status of, including any change to the details of any discussion or negotiations with respect to, any such Acquisition Proposal and MAG must respond promptly to all related inquiries by Pan American.

(iv)	Notwithstanding anything in the Arrangement Agreement to the contrary, but subject to the right to match provisions of the Arrangement Agreement, if at any time following the date of the Arrangement Agreement, and prior to the Meeting, provided that MAG is then in compliance with all of its obligations under the Arrangement Agreement, MAG receives a bona fide unsolicited written Acquisition Proposal that the Board determines in good faith, after consultation with the MAG Financial Advisors and its outside legal counsel, constitutes a Superior Proposal, the Board may, subject to compliance with the procedures set forth in the Arrangement Agreement (including payment of the Termination Fee), terminate the Arrangement Agreement in order to enter into a binding written agreement with respect to such Superior Proposal.

(v)	MAG shall not become a party to any contract with any person subsequent to the date of the Arrangement Agreement that limits or prohibits MAG from: (i) providing or making available to Pan American and its affiliates and representatives any information provided or made available to such person or its representatives pursuant to any confidentiality agreement described in the non-solicitation provisions of the Arrangement Agreement; or (ii) providing Pan American and its affiliates and representatives with any other information required to be given to it by MAG under the non-solicitation provisions of the Arrangement Agreement.

(vi)	Subject to the non-solicitation and right to match provisions of the Arrangement Agreement, nothing contained in the Arrangement Agreement shall prevent MAG or the Board from calling and holding a meeting of Shareholders, or any of them, requisitioned by Shareholders, or any of them, in accordance with the BCBCA or ordered to be held by a court in accordance with applicable Laws.

Under the Arrangement Agreement, MAG has agreed to certain right to match covenants, including (but not limited to) the following:

(i)	MAG covenants that it shall not approve, accept, endorse, recommend or enter into any agreement, understanding or arrangement in respect of a Superior Proposal (other than a confidentiality and standstill agreement permitted by the Arrangement Agreement) unless:

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(A)	MAG has complied with its obligations under Sections 7.2 and 7.3 under the Arrangement Agreement, and has provided Pan American with a copy of the Superior Proposal (and, if the consideration proposed under the Superior Proposal includes non-cash consideration (other than publicly traded securities listed on a major stock exchange), a written notice from the Board setting out the value in financial terms that the Board, in consultation with the MAG Financial Advisors, determined in good faith should be ascribed to such non-cash consideration);

(B)	a period (the “Response Period”) of five Business Days has elapsed from the date that is the later of: (i) the date on which Pan American receives written notice from the Board that the Board has determined, subject only to compliance with the right to match provisions of the Arrangement Agreement, to approve a binding written agreement with respect to the Superior Proposal, and (ii) the date Pan American receives a copy of the Superior Proposal from MAG that the Board determined, subject only to compliance with the right to match provisions of the Arrangement Agreement, to approve a binding written agreement with respect to the Superior Proposal;

(C)	if Pan American has proposed to amend the terms of the Arrangement Agreement in accordance with the non-solicitation provisions of the Arrangement Agreement then, as required therein, the Board shall have determined in good faith, after consultation with the MAG Financial Advisors and outside counsel, that the Acquisition Proposal continues to constitute a Superior Proposal after taking into account such amendments;

(D)	MAG shall have terminated the Arrangement Agreement pursuant to the termination provision relating to a Superior Proposal; and

(E)	MAG must have previously paid or caused to be paid, or concurrently pays or causes to be paid, to Pan American the Termination Fee.

(ii)	During the Response Period, Pan American has the right, but not the obligation, to offer to amend the terms of the Arrangement Agreement and the Plan of Arrangement. During the Response Period, MAG must negotiate in good faith with Pan American to enable Pan American to make such amendments to the terms of the Arrangement Agreement and the Plan of Arrangement as would, upon acceptance, result in the Acquisition Proposal previously constituting a Superior Proposal ceasing to be a Superior Proposal. Within five Business Days (the “Review Period”) of any such offer by Pan American to amend the terms of the Arrangement Agreement and the Plan of Arrangement, including an increase in, or modification of, the aggregate Consideration, the Board shall review and determine whether the Acquisition Proposal to which Pan American is responding would continue to be a Superior Proposal when assessed against the Arrangement Agreement and against the Plan of Arrangement as they are proposed by Pan American to be amended. Such determination to be made by the Board shall be communicated to Pan American by the end of the Review Period. If the Board determines that the Acquisition Proposal to which Pan American is responding would not continue to be a Superior Proposal when assessed against the Arrangement Agreement and the Plan of Arrangement as they are proposed by Pan American to be amended, MAG shall enter into an amendment to the Arrangement Agreement to give effect to such amendments and the Board shall promptly reaffirm its recommendation of the Plan of Arrangement by the prompt issuance of a press release to that effect.

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(iii)	Where MAG has provided Pan American notice (relating to the Board’s determination of the Acquisition Proposal being a Superior Proposal) less than seven Business Days prior to the Meeting, MAG may, or if requested to do so by Pan American, MAG shall, postpone or adjourn the Meeting to a date that is not less than seven Business Days after the date of such notice, or in the event that the date of such postponed or adjourned Meeting would be on a date prior to the end of a Review Period, then the Meeting shall instead be postponed to a date that is no less than five Business Days following the end of the Review Period; provided, however, that in the event that the Meeting is so adjourned, the Mailing Deadline and the Outside Date shall be extended by the same number of days as Meeting has been adjourned.

(iv)	Each successive amendment to any Acquisition Proposal shall constitute a new Acquisition Proposal for the purposes of the right to match provisions of the Arrangement Agreement and Pan American must be afforded a new Response Period and the rights described in (ii) above in respect of each such Acquisition Proposal.

Termination of Arrangement Agreement

The Arrangement Agreement may be terminated at any time prior to the Effective Time by the mutual written agreement of MAG and Pan American. The Arrangement Agreement may also be terminated prior to the Effective Time by either MAG or Pan American if: (i) the Effective Time has not occurred on or before the Outside Date, provided that the Arrangement Agreement may not be terminated in such instance by a Party whose failure to fulfill its covenants or whose breach of any of its representations and warranties under the Arrangement Agreement has been the cause of or resulted in the failure of the Effective Time to occur by such Outside Date; (ii) if the consummation of the Arrangement is made illegal or otherwise prohibited by a final and non-appealable law or order, provided that the Party seeking to terminate the Arrangement Agreement has complied in all material respects with its covenants under the Arrangement Agreement to appeal or overturn such law or order; or (iii) if the Required Shareholder Approval has not been obtained, provided that the Arrangement Agreement may not be terminated in such instance by a Party whose failure to fulfill its covenants or whose breach of any of its representations and warranties has been the cause of or resulted in the failure to receive the Required Shareholder Approval.

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Company Termination Rights

MAG can terminate the Arrangement Agreement if: (i) the Board authorized MAG to enter into a written agreement with respect to a Superior Proposal, provided MAG is then in compliance with its exclusivity and non-solicitation covenants under the Arrangement Agreement; (ii) Pan American (A) has not performed any of its covenants or agreements under the Arrangement Agreement or (B) has breached any representation or warranty of Pan American set forth in the Arrangement Agreement, in each case, which would cause the conditions precedent set forth under “The Arrangement – Conditions to Closing – Company Conditions” not to be satisfied, and such breach is not cured in accordance with the Arrangement Agreement, provided that MAG is not then in breach of the Arrangement Agreement so as to cause the conditions precedent set forth under “The Arrangement – Conditions to Closing – Purchaser Conditions” not to be satisfied; or (iii) any of the conditions precedent set forth under “The Arrangement – Conditions to Closing – Mutual Conditions” is not satisfied and such condition is incapable of being satisfied by the Outside Date.

Purchaser Termination Rights

The Purchaser may terminate the Arrangement Agreement if: (i) prior to the Effective Time, there is a MAG Change in Recommendation; (ii) any of the conditions precedent set forth under “The Arrangement – Conditions to Closing – Mutual Conditions” is not satisfied and such condition is incapable of being satisfied by the Outside Date; (iii) MAG (A) has not performed any of its covenants or agreements under the Arrangement Agreement or (B) has breached any representation or warranty of MAG set forth in the Arrangement Agreement, in each case, which would cause the conditions precedent set forth under “The Arrangement – Conditions to Closing – Purchaser Conditions” not to be satisfied, and such breach is not cured in accordance with the Arrangement Agreement, provided that Pan American is not then in beach of the Arrangement Agreement so as to cause the conditions precedent set forth under paragraphs under “The Arrangement – Conditions to Closing – Company Conditions” not to be satisfied; (iv) MAG has breached the non-solicitation provisions in the Arrangement Agreement in any material respect; or (v) the Meeting has not occurred on or before July 10, 2025 provided that this was not caused by a failure of Pan American to fulfil any obligation under the Arrangement Agreement.

Termination Payment

The Arrangement Agreement contains a Termination Fee equal to US$60,000,000 payable by MAG to Pan American in certain circumstances in connection with the termination of the Arrangement Agreement.

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The Termination Fee is payable if: (i) Pan American terminates the Arrangement Agreement due to a MAG Change in Recommendation; (ii) the Arrangement Agreement is terminated by any Party due to a failure to obtain the Required Shareholder Approval; (iii) MAG terminates the Arrangement Agreement in connection with the Board authorizing MAG to enter into a written agreement with respect to a Superior Proposal; or (iv) the Arrangement Agreement is terminated by (A) any Party as a result of the Effective Time not occurring prior to the Outside Date or the failure to receive the Required Shareholder Approval or (B) by Pan American as a result of (I) a breach by MAG of its representations and warranties, a failure by MAG to comply with its covenants and agreements under the Arrangement Agreement, or (II) breach of the Company’s non-solicitation obligations but only if, in either case, prior to the termination of the Arrangement Agreement, an Acquisition Proposal, or the intention to make an Acquisition Proposal, with respect to MAG shall have been made or publicly announced by any person (other than Pan American or any of its affiliates): within 12 months following the date of such termination, (1) MAG or one or more of the MAG Subsidiaries enters into a definitive agreement in respect of an Acquisition Proposal and such Acquisition Proposal is later consummated at any time thereafter; or (2) an Acquisition Proposal shall have been consummated; provided, that, for these purposes, “Acquisition Proposal” has the meaning ascribed to such term in the Arrangement Agreement, except that a reference to “20%” therein will be deemed to be a reference to “50%”.

Amendments

The Arrangement Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Meeting, but not later than the Effective Time, be amended by mutual written agreement of the Parties, and any such amendment may, subject to the Interim Order, the Final Order and applicable law, without limitation: (i) change the time for performance of any of the obligations or acts of the Parties; (ii) waive any inaccuracies or modify any representation or warranty contained in the Arrangement Agreement or in any document delivered pursuant thereto; (iii) waive compliance with or modify any of the covenants contained in the Arrangement Agreement; (iv) waive or modify performance of any of the obligations of the Parties; and/or (v) waive compliance with or modify any mutual conditions precedent contained in the Arrangement Agreement.

Expenses

Except as expressly otherwise provided in the Arrangement Agreement, all fees, costs and expenses incurred in connection with the Arrangement Agreement and the Arrangement will be paid by the Party incurring such fees, costs or expenses.

RISK FACTORS

In evaluating the Arrangement, Shareholders should carefully consider the following risk factors relating to the Arrangement. The following risk factors are not a definitive list of all risk factors associated with the Arrangement. Additional risks and uncertainties, including those currently unknown or considered immaterial by MAG, may also adversely affect the trading price of the MAG Shares, the Pan American Shares and/or the businesses of MAG and Pan American following the Arrangement. In addition to the risk factors relating to the Arrangement set out below, Shareholders should also carefully consider the risk factors associated with the businesses of MAG and Pan American under the headings “Information Concerning the Combined Company” and “Information Concerning the Purchaser” in this Circular and in the documents incorporated by reference herein. If any of the risk factors materialize, the expectations, and the predictions based on them, may need to be re-evaluated.

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Risks Related to the Arrangement

The completion of the Arrangement is subject to conditions precedent

The completion of the Arrangement is subject to a number of conditions precedent, some of which are outside of MAG’s or Pan American’s control, including receipt of the Final Order, receipt of the Required Shareholder Approval, and receipt of the Key Regulatory Approvals.

In addition, the completion of the Arrangement is conditional on, among other things, no MAG Material Adverse Effect or Pan American Material Adverse Effect having occurred.

There can be no certainty, nor can MAG or Pan American provide any assurance, that all conditions precedent to the Arrangement will be satisfied or waived, or if satisfied or waived, when they will be satisfied or waived and, accordingly, the Arrangement may not be completed. If the Arrangement is not completed, the market price of MAG Shares may be adversely affected.

The Canadian Competition Approval and Key Regulatory Approvals may not be obtained or, if obtained, may not be obtained on a favourable basis or in a timely manner

To complete the Arrangement, each of MAG and Pan American must make certain filings with and obtain certain consents and approvals from various governmental and regulatory authorities. The Canadian Competition Approval and Key Regulatory Approvals, including the COFECE Approval, have not been obtained yet. The regulatory approval processes may take a lengthy period of time to complete, which could delay completion of the Arrangement. If obtained, the Canadian Competition Approval and Key Regulatory Approvals may be conditioned, with the conditions imposed by the applicable Governmental Entity not being on terms and conditions satisfactory to Pan American, acting reasonably, or, if satisfactory, not being on terms and conditions that are favourable to the Combined Company. There can be no assurance as to the outcome of the regulatory approval processes, including the undertakings and conditions that may be required for approval or whether the Key Regulatory Approvals will be obtained. If not obtained, or if obtained on terms and conditions that are not satisfactory to Pan American, acting reasonably, the Arrangement may not be completed.

Shareholders that elect the Cash Consideration or the Share Consideration will be subject to proration in accordance with the Arrangement

Given that the aggregate portion of the Consideration that is payable in cash under the Arrangement is US$500 million, which is subject to proration, it is most likely that Shareholders will not receive 100% of the Cash Consideration or the Share Consideration that they have elected or are deemed to have elected to receive, and will instead receive a mix of cash and Pan American Shares as Consideration.

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The Pan American Shares to be received under an election to receive Pan American Shares as Consideration is subject to proration and will likely vary from the market value of the portion of the Consideration that is payable in cash

Shareholders will have the right to elect to receive, or may as a result of proration or the deeming provisions under the Arrangement receive, a fixed number of Pan American Shares under the Arrangement rather than receiving Pan American Shares with a fixed market value. Because the Share Consideration will not be adjusted to reflect changes in the market price of the Pan American Shares, the market value of the Pan American Shares received under the Arrangement will likely vary from the value of the Cash Consideration that may be received under the Arrangement.

The market price of the MAG Shares may be materially adversely affected in certain circumstances

If, for any reason, the Arrangement is not completed or its completion is materially delayed and/or the Arrangement Agreement is terminated, the market price of MAG Shares may be materially adversely affected and decline to the extent that the current market price of the MAG Shares reflects a market assumption that the Arrangement will be completed, including possibly to pre-announcement levels or lower. Depending on the reasons for terminating the Arrangement Agreement, MAG’s business, financial condition or results of operations could also be subject to various material adverse consequences, including as a result of paying the Termination Fee, as applicable, in connection to the Arrangement.

The disposition of MAG Shares under the Arrangement may be subject to Canadian income tax and may be a taxable transaction under the laws of Canada and other jurisdictions

The exchange of MAG Shares for the Consideration from Pan American may be subject to Canadian income taxes and may be a taxable transaction under the laws of other jurisdictions. Shareholders are advised to consult their own tax advisors to determine the tax consequences of the Arrangement. See “Certain Canadian Federal Income Tax Considerations for Shareholders” and “Certain U.S. Federal Income Tax Consequences of the Arrangement”.

The Arrangement Agreement may be terminated in certain circumstances

Each of MAG and Pan American has the right, in certain circumstances, in addition to termination rights relating to the failure to satisfy the conditions of closing, to terminate the Arrangement. Accordingly, there can be no certainty, nor can MAG or Pan American provide any assurance that the Arrangement will not be terminated by it prior to the completion of the Arrangement. In addition, if the Arrangement is not completed by the Outside Date, MAG or Pan American may terminate the Arrangement Agreement. The Arrangement Agreement also includes termination amounts payable if the Arrangement Agreement is terminated in certain circumstances. Additionally, any termination will result in the failure to realize the expected benefits of the Arrangement in respect of the operations and business of MAG.

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If the Arrangement Agreement is terminated, there is no assurance that the Board will be able to find a party willing to pay an equivalent or greater price than the Consideration to be paid pursuant to the terms of the Arrangement Agreement.

The Arrangement is subject to certain conditions which may not be satisfied and therefore its completion is uncertain and MAG will incur costs even if the Arrangement is not completed

As the Arrangement is dependent upon receipt of, among other things, the Canadian Competition Approval, the Key Regulatory Approvals (including the COFECE Approval) and satisfaction of certain other conditions, its completion is uncertain. If the Arrangement is not completed for any reason, there are risks that the announcement of the Arrangement and the dedication of MAG’s resources to the completion thereof could have a negative impact on its relationship with its stakeholders and could have a material adverse effect on the current and future operations, financial condition and prospects of MAG.

In addition, certain costs related to the Arrangement, such as legal, accounting and certain financial advisor fees, must be paid by MAG and Pan American even if the Arrangement is not completed. MAG and Pan American are each liable for their own costs incurred in connection with the Arrangement. If the Arrangement is not completed, MAG may be required to pay Pan American the Termination Fee. See “The Arrangement Agreement – Termination of Arrangement Agreement” in this Circular.

The Termination Fee provided under the Arrangement Agreement may discourage other parties from attempting to acquire MAG

Under the Arrangement Agreement, MAG would be required to pay a Termination Fee of US$60,000,000 if the Arrangement Agreement is terminated in certain circumstances. This Termination Fee may discourage other parties from attempting to acquire MAG Shares or otherwise making an Acquisition Proposal to MAG, even if those parties would otherwise be willing to offer greater value to Shareholders than that offered by Pan American under the Arrangement.

Restrictions from pursuing business opportunities

MAG is subject to customary non-solicitation provisions under the Arrangement Agreement, pursuant to which, MAG is restricted from soliciting, initiating, encouraging or otherwise facilitating any Acquisition Proposal, among other things. The Arrangement Agreement also restricts MAG from taking specified actions until the Arrangement is completed without the consent of Pan American. These restrictions may prevent MAG from pursuing attractive business opportunities that may arise prior to the completion of the Arrangement.

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The Arrangement may divert the attention of MAG’s Management

The Arrangement could cause the attention of MAG’s management to be diverted from the day-to-day operations of MAG. These disruptions could be exacerbated by a delay in the completion of the Arrangement and could have an adverse effect on the business, operating results or prospects of MAG.

The Pan American Shares issued in connection with the Arrangement may have a market value different than expected

Each Shareholder will have the option to elect to receive the Share Consideration or the Cash Consideration, subject to proration. Because the Share Consideration will not be adjusted to reflect any changes in the market value of Pan American Shares, the market values of the Pan American Shares and the MAG Shares at the Effective Time may vary significantly from the values at the date of this Circular. If the market price of Pan American Shares declines, the value of the consideration received by Shareholders electing or deemed to elect to receive Pan American Shares for MAG Shares will decline as well. Variations may occur as a result of changes in, or market perceptions of changes in, the business, operations or prospects of Pan American, market assessments of the likelihood that the Arrangement will be consummated, regulatory considerations, general market and economic conditions, changes in the prices of metals and other factors, including those factors over which neither MAG nor Pan American has control.

Directors and officers of MAG have interests in the Arrangement that may be different from those of Shareholders generally

In considering the recommendation of the Board with respect to the Arrangement, Shareholders should be aware that certain members of MAG’s senior management and the Board have certain interests in connection with the Arrangement that may present them with actual or potential conflicts of interest in connection with the Arrangement. See “The Arrangement – Interests of Certain Persons in the Arrangement” in this Circular.

The foregoing risks or other risks arising in connection with the failure of the Arrangement, including the diversion of management attention from conducting the business of MAG, may have a material adverse effect on MAG’s business operations, financial condition, financial results and share price.

MAG and Pan American may be the targets of legal claims, securities class action, derivative lawsuits and other claims

MAG and Pan American may be the target of securities class action and derivative lawsuits which could result in substantial costs and may delay or prevent the Arrangement from being completed. Securities class action lawsuits and derivative lawsuits are often brought against companies that have entered into an agreement to acquire a public company or to be acquired. Third parties may also attempt to bring claims against MAG and Pan American seeking to restrain the Arrangement or seeking monetary compensation or other redress. Even if the lawsuits are without merit, defending against these claims can result in substantial costs and divert management time and resources. Additionally, if a plaintiff is successful in obtaining an injunction prohibiting consummation of the Arrangement, then that injunction may delay or prevent the Arrangement from being completed.

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Payments in connection with the exercise of Dissent Rights may impair the Company’s financial resources or result in Pan American electing not to complete the Arrangement

Registered Shareholders have the right to exercise certain Dissent Rights and demand payment of the fair value of their MAG Shares in cash in connection with the Arrangement, in accordance with the BCBCA, as modified and supplemented by the Plan of Arrangement and the Interim Order. If, as of the Effective Date, the aggregate number of MAG Shares in respect of which MAG Shareholders have validly exercised Dissent Rights exceeds seven and a half percent (7.5%) of the MAG Shares then outstanding, Pan American is entitled, in its discretion, not to complete the Arrangement. See “The Arrangement – Dissenting Shareholders’ Rights”.

Risks Related to the Combined Company

There are risks related to the integration of MAG’s and Pan American’s existing businesses

The ability to realize the benefits of the Arrangement will depend, in part, on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as on Pan American’s ability to realize the anticipated growth opportunities and synergies from integrating MAG’s and Pan American’s businesses following completion of the Arrangement. There can be no assurance that Pan American will realize the anticipated growth opportunities and synergies from integrating MAG’s and Pan American’s businesses.

There is no assurance that the Arrangement will strengthen the Combined Company’s financial position or improve its capital markets profile

While the Arrangement will increase the Combined Company’s asset and revenue base, it will also increase the Combined Company’s exposure (in absolute dollar terms) to negative downturns in the market for precious and base metals if both the existing MAG and Pan American businesses are adversely impacted by these downturns.

The relative trading price of the MAG Shares and Pan American Shares prior to the Effective Time and the trading price of the Pan American Shares following the Effective Time may be volatile

The relative trading price of the MAG Shares has been and may continue to be subject to and, following completion of the Arrangement, the Pan American Shares may be subject to, material fluctuations and may increase or decrease in response to a number of events and factors, including:

•	changes in the market price of the commodities that MAG and Pan American sell and purchase;

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•	current events affecting the economic situation in Canada and internationally;

•	trends in the global mining industries;

•	regulatory and/or government actions, rulings or policies;

•	changes in financial estimates and recommendations by securities analysts or rating agencies;

•	acquisitions and financings;

•	the economics of current and future projects and operations of MAG and Pan American;

•	quarterly variations in operating results;

•	the operating and share price performance of other companies, including those that investors may deem comparable; and

•	purchases or sales of blocks of MAG Shares or Pan American Shares, as applicable.

The issuance of a significant number of Pan American Shares and a resulting “market overhang” could adversely affect the market price of the Pan American Shares after completion of the Arrangement

On completion of the Arrangement, a significant number of additional Pan American Shares will be issued and available for trading in the public market. The increase in the number of Pan American Shares may lead to sales of such shares or the perception that such sales may occur (commonly referred to as “market overhang”), either of which may adversely affect the market for, and the market price of, the Pan American Shares.

The unaudited pro forma consolidated financial statements are presented for illustrative purposes only and may not be an indication of the Combined Company’s financial condition or results of operations following the Arrangement

The unaudited pro forma consolidated financial statements contained in this Circular are presented for illustrative purposes only and may not be an indication of the Combined Company’s financial condition or results of operations following closing of the Arrangement for several reasons. For example, the unaudited pro forma consolidated financial statements have been derived from the historical financial statements of MAG and Pan American and certain assumptions have been made, which assumptions may not, with the passage of time, turn out to be relevant or correct. The information upon which these assumptions have been made is historical, preliminary and is not reflective of any financial performance of the Combined Company following closing of the Arrangement. Moreover, the unaudited pro forma consolidated financial statements do not reflect all costs that are expected to be incurred by MAG and Pan American in connection with the Arrangement. For example, the impact of any incremental costs incurred in integrating MAG and Pan American is not reflected in the unaudited pro forma consolidated financial statements. In addition, the assumptions used in preparing the unaudited pro forma consolidated financial statements may not prove to be accurate, and may not be reflective of the Combined Company’s financial condition or results of operations following closing of the Arrangement. The market price of the Pan American Shares may be adversely affected if the actual results of the Combined Company fall short of the unaudited pro forma consolidated financial statements contained in this Circular. See selected unaudited pro forma consolidated financial statements of the Combined Company included in Appendix I to this Circular under the heading “Selected Unaudited Pro Forma Financial Information”.

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INFORMATION CONCERNING THE COMPANY

The Company was incorporated under the Business Corporations Act (British Columbia) (the “BCBCA”) on April 21, 1999. Our head and registered office is located at 801 – 815 Hastings St. W., Vancouver, British Columbia V6C 1B4. The Company’s only material mineral project for the purposes of NI 43-101 is the Juanicipio Mine.

The MAG Shares are currently listed on the TSX and the NYSE American under the symbol “MAG”. Following the completion of the Arrangement, the Company will be a wholly-owned subsidiary of Pan American and the MAG Shares will be delisted from the TSX and NYSE American.

INFORMATION CONCERNING THE PURCHASER

Information regarding the Purchaser is contained in Appendix H to this Circular. The information concerning the Purchaser contained in this Circular has been provided by the Purchaser for inclusion in this Circular. Although the Company has no knowledge that any statement contained herein taken from, or based on, such information provided by the Purchaser is untrue or incomplete, the Company assumes no responsibility for the accuracy of such information or for any failure by the Purchaser to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to the Company.

INFORMATION CONCERNING THE COMBINED COMPANY

On completion of the Arrangement, Pan American will continue to be a corporation incorporated under the laws of British Columbia. On the Effective Date, Pan American will own all of the MAG Shares and MAG will be a wholly owned subsidiary of Pan American.

For further information regarding the Combined Company after the completion of the Arrangement please see Appendix I – Information Concerning the Combined Company.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS FOR SHAREHOLDERS

The following is a summary of the principal Canadian federal income tax considerations under the Tax Act of the Arrangement generally applicable to a Shareholder who, for purposes of the Tax Act and at all relevant times (i) holds MAG Shares and will hold any Pan American Shares acquired pursuant to the Arrangement as capital property, and (ii) deals at arm’s length with, and is not affiliated with, MAG or Pan American (a “Holder”). MAG Shares and Pan American Shares generally will be considered capital property to a Holder for purposes of the Tax Act provided that the Holder does not use or hold (and will not use or hold) such shares in the course of carrying on a business of trading or dealing in securities and the Holder has not acquired such shares in one or more transactions considered to be an adventure or concern in the nature of trade.

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This summary is based on the current provisions of the Tax Act and the regulations thereunder (the “Regulations”) in force as of the date of this Circular and our understanding of the administrative policies and assessing practices of the CRA published in writing and publicly available prior to the date of this Circular. This summary takes into account all specific proposals to amend the Tax Act and the Regulations that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date of this Circular (the “Proposed Amendments”). It is assumed that the Proposed Amendments will be enacted as currently proposed and does not take into account or anticipate any other changes in law, whether by legislative, governmental, or judicial action or decision or change in the administrative policies or assessing practices of CRA, nor does it take into account other federal or any provincial, territorial or foreign income tax legislation or considerations, which may differ materially from the Canadian federal income tax considerations discussed below. No assurances can be given that the Proposed Amendments will be enacted as proposed or at all, or that legislative, judicial or administrative changes will not modify or change the statements expressed herein.

In addition, this summary is not applicable to a Holder (i) that is a “financial institution” for the purposes of the mark-to-market rules in the Tax Act, (ii) that is a “specified financial institution” (as defined in the Tax Act), (iii) that is a person or partnership an interest in which is, or whose MAG Shares or Pan American Shares, if any, are, a “tax shelter investment” (as defined in the Tax Act), (iv) who has made an election pursuant to the functional currency reporting election rules in the Tax Act, (v) that is a “foreign affiliate” (as defined in the Tax Act) of a taxpayer resident in Canada, (vi) that has entered into a “synthetic disposition agreement”, a “synthetic equity arrangement”, or a “derivative forward agreement” (as those terms are defined in the Tax Act) with respect to MAG Shares or Pan American Shares, (vii) that will receive dividends on any Pan American Shares under or as part of a “dividend rental arrangement” (as defined in the Tax Act), (viii) that has acquired MAG Shares on the exercise of an employee stock option or the exercise of warrants, or (ix) that is otherwise a Holder of special status or in special circumstances. All such Holders should consult their own tax advisors with respect to the consequences of the Arrangement.

Additional considerations, not discussed in this summary, may be applicable to a Holder that is a corporation resident in Canada and is, or becomes, or does not deal at arm’s length for purposes of the Tax Act with a corporation resident in Canada that is or becomes, as part of a transaction or event or series of transactions or events that includes the acquisition of Pan American Shares, controlled by a non-resident person, or group of non-resident persons not dealing with each other at arm’s length, for purposes of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act. Any such Holder should consult its own tax advisor.

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This summary is also not applicable to holders of MAG Options, MAG RSUs, MAG PSUs or MAG DSUs. Such persons should consult their own tax advisors.

THIS SUMMARY IS NOT EXHAUSTIVE OF ALL POSSIBLE CANADIAN FEDERAL INCOME TAX CONSIDERATIONS APPLICABLE TO THE ARRANGEMENT. THIS SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT, AND SHOULD NOT BE CONSTRUED AS, LEGAL OR TAX ADVICE TO ANY PARTICULAR PERSON (INCLUDING A HOLDER AS DEFINED ABOVE) AND NO REPRESENTATIONS CONCERNING THE TAX CONSEQUENCES TO ANY PARTICULAR HOLDER ARE MADE. THE TAX CONSEQUENCES OF THE ARRANGEMENT WILL VARY ACCORDING TO THE HOLDER’S PARTICULAR CIRCUMSTANCES. HOLDERS SHOULD CONSULT THEIR OWN INCOME TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES OF THE ARRANGEMENT APPLICABLE TO THEM BASED ON THEIR OWN PARTICULAR CIRCUMSTANCES, INCLUDING THE APPLICATION AND EFFECT OF THE INCOME AND OTHER TAX LAWS OF ANY COUNTRY, PROVINCE OR OTHER JURISDICTION THAT MAY BE APPLICABLE TO THE HOLDER. THIS SUMMARY DOES NOT ADDRESS ANY TAX CONSIDERATIONS APPLICABLE TO PERSONS OTHER THAN HOLDERS AND SUCH PERSONS SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE CONSEQUENCES OF THE ARRANGEMENT UNDER THE TAX ACT AND ANY JURISDICTION IN WHICH THEY MAY BE SUBJECT TO TAX.

Currency

Generally, for purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of MAG Shares or Pan American Shares (including dividends, adjusted cost base and proceeds of disposition) must be expressed in Canadian dollars based on the exchange rates as determined in accordance with the Tax Act.

Holders Resident in Canada

The following portion of this summary is generally applicable to a Holder who, at all relevant times, is a resident of Canada or who is deemed to be a resident of Canada for purposes of the Tax Act (a “Resident Holder”). Certain Resident Holders who might not otherwise be considered to own MAG Shares or any Pan American Shares as capital property may be entitled to have them and all other “Canadian securities”, as defined in the Tax Act, treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. Resident Holders contemplating making a subsection 39(4) election should consult their own tax advisors for advice as to whether the election is available or advisable in their particular circumstances.

Exchange of MAG Shares for Cash Consideration Only

Resident Holders who dispose of their MAG Shares solely in exchange for Cash Consideration pursuant to the Arrangement will be considered to have disposed of the MAG Shares for proceeds of disposition equal to the aggregate Cash Consideration received. As a result, the Resident Holder will generally realize a capital gain (or capital loss) to the extent that such aggregate Cash Consideration received, net of any reasonable costs of disposition, exceeds (or is less than) the adjusted cost base of the MAG Shares immediately before the exchange. See “Holders Resident in Canada – Capital Gains and Capital Losses” below for a general discussion of the treatment of capital gains and capital losses under the Tax Act.

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Exchange of MAG Shares for Consideration that includes Share Consideration – No Section 85 Election

A Resident Holder who disposes of their MAG Shares in exchange for Consideration that includes Share Consideration pursuant to the Arrangement (other than an Eligible Holder who makes a Section 85 Election with Pan American as discussed below under “Holders Resident in Canada – Exchange of MAG Shares for Consideration that includes Share Consideration – With Section 85 Election”) will be considered to have disposed of the MAG Shares for proceeds of disposition equal to the aggregate of: (i) amount of cash received and (ii) the aggregate fair market value of the Pan American Shares received. As a result, the Resident Holder will generally realize a capital gain (or capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the MAG Shares immediately before the exchange. See “Holders Resident in Canada – Capital Gains and Capital Losses” below for a general discussion of the treatment of capital gains and capital losses under the Tax Act.

The cost to the Resident Holder of any Pan American Shares acquired on such exchange will be equal to the fair market value of the Pan American Shares at the time of the exchange. The Resident Holder’s adjusted cost base of the Pan American Shares so acquired will be determined by averaging such cost with the adjusted cost base to the Resident Holder of all Pan American Shares (if any) owned by the Resident Holder as capital property immediately prior to such exchange.

Exchange of MAG Shares for Consideration that includes Share Consideration – With Section 85 Election

A Resident Holder who is an Eligible Holder and who receives Consideration that includes Share Consideration pursuant to the Arrangement may obtain a full or partial deferral in respect of the exchange of the MAG Shares by filing with the CRA (and, where applicable, with a provincial tax authority) a joint election made by the Eligible Holder and Pan American under subsection 85(1) of the Tax Act (or, in the case of a partnership, under subsection 85(2) of the Tax Act, provided all members of the partnership jointly elect) and the corresponding provisions of any applicable provincial tax legislation (collectively, the “Section 85 Election”).

The availability and extent of the deferral will depend on the Elected Amount (as defined below) designated and the Resident Holder’s adjusted cost base of MAG Shares at the time of the exchange and is subject to the Section 85 Election requirements being met under the Tax Act.

An Eligible Holder making a Section 85 Election will be required to designate an amount (the “Elected Amount”) in the Section 85 Election form that will be deemed to be the proceeds of disposition of the Eligible Holder’s MAG Shares at the time of exchange. In general, the Elected Amount may not be:

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•	less than the aggregate amount of the cash received by the Eligible Holder on the exchange;

•	less than the lesser of (i) the Eligible Holder’s adjusted cost base of the MAG Shares immediately before the time of the exchange, and (ii) the fair market value of the MAG Shares, at the time of the exchange; or

•	greater than the fair market value of the MAG Shares at the time of the exchange.

The Canadian federal income tax treatment to an Eligible Holder who properly makes a valid Section 85 Election generally will be as follows:

•	the Eligible Holder will be deemed to have disposed of the Eligible Holder’s MAG Shares for proceeds of disposition equal to the Elected Amount;

•	the Eligible Holder will not realize any capital gain or capital loss if the Elected Amount (subject to the limitations described above and set out in the Tax Act) equals the aggregate of the Eligible Holder’s adjusted cost base of MAG Shares at the time of the exchange and any reasonable costs of disposition;

•	to the extent that the Elected Amount exceeds the aggregate of the adjusted cost base of the MAG Shares to the Eligible Holder and any reasonable costs of disposition, the Eligible Holder will in general realize a capital gain; and

•	the aggregate cost to the Eligible Holder of Pan American Shares acquired as a result of the exchange will be equal to the amount, by which the Elected Amount exceeds the cash received, and such cost will be averaged with the adjusted cost base of all other Pan American Shares, if any, held by the Eligible Holder immediately prior to the exchange as capital property for the purpose of determining thereafter the adjusted cost base of each Pan American Share held by such Eligible Holder.

The tax consequences of a Section 85 Election may differ for Eligible Holders who elect to receive Cash Consideration for some of the Eligible Holder’s MAG Shares and Share Consideration for some of the Eligible Holder’s MAG Shares.

Pan American has agreed to make a Section 85 Election with an Eligible Holder at the amount determined by such Eligible Holder, subject to the limitations set out in subsection 85(1) or subsection 85(2), as applicable, of the Tax Act (or any applicable provincial tax legislation).

Where an Eligible Holder has indicated that such holder wishes to file a Section 85 Election with Pan American, such holder may make a Section 85 Election by providing two signed copies of the necessary joint election forms to an appointed representative, as directed by Pan American in the Tax Instruction Letter, within 60 days after the Effective Date, duly completed with the details of the number of MAG Shares transferred and the applicable agreed amounts for the purposes of such joint elections. Pan American shall, within 30 days after receiving the completed joint election forms from an Eligible Holder, and subject to such joint election forms being correct and complete and in compliance with requirements imposed under the Tax Act (or applicable provincial income tax law), sign and return them to the Eligible Holder. Each Eligible Holder will be solely responsible for executing the Section 85 Election form and submitting it to the CRA (and, where applicable, to any provincial tax authority) within the required time.

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Neither MAG, Pan American nor any successor corporation shall be responsible for the proper completion of any joint election form nor, except for the obligation to sign and return duly completed joint election forms which are received within 60 days of the Effective Date, for any taxes, interest or penalties resulting from the failure of an Eligible Holder to properly complete or file such joint election forms in the form and manner and within the time prescribed by the Tax Act (or any applicable provincial legislation). In its sole discretion, Pan American or any successor corporation may choose to sign and return a joint election form received by it more than 60 days following the Effective Date but will have no obligation to do so.

Eligible Holders wishing to make a Section 85 Election should consult their own tax advisors without delay and should provide the relevant information to Pan American, as set out in the Tax Instruction Letter, as soon as possible. A Section 85 Election will be valid only if it meets all the applicable requirements under the Tax Act (and any applicable provincial tax legislation) and is filed on a timely basis. These requirements are complex, are not discussed in any detail in this summary, and meeting these requirements with respect to preparing and filing the Section 85 Election will be the sole responsibility of the Eligible Holder.

Any Eligible Holder who does not ensure that information necessary to make a Section 85 Election has been received by Pan American in accordance with the procedures set out in the Tax Instruction Letter within the time period noted above may not be able to benefit from the tax deferral provisions in subsections 85(1) or 85(2) of the Tax Act (or the corresponding provisions of any applicable provincial tax legislation). Accordingly, all Eligible Holders who wish to make a Section 85 Election with Pan American should give their immediate attention to this matter.

Dividends on Pan American Shares

Dividends received or deemed to be received on Pan American Shares by a Resident Holder who is an individual (including certain trusts) will be included in computing the individual’s income for tax purposes and will be subject to the gross-up and dividend tax credit rules applicable to “taxable dividends” received from “taxable Canadian corporations” (each as defined in the Tax Act), including the enhanced gross-up and dividend tax credit rules applicable to any dividends designated by Pan American as “eligible dividends” (as defined in the Tax Act) in accordance with the Tax Act. There may be limitations on the ability of Pan American to designate dividends as “eligible dividends”.

Dividends (including deemed dividends) received on Pan American Shares by a Resident Holder that is a corporation will be included in computing the corporation’s income for tax purposes and generally will be deductible in computing the corporation’s taxable income. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received or deemed to have been received by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. Resident Holders that are corporations are urged to consult their own tax advisors having regard to their particular circumstances.

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A Resident Holder that is a “private corporation” or a “subject corporation”, each as defined in the Tax Act, may be liable to pay tax under Part IV of the Tax Act (refundable in certain circumstances) on dividends received (or deemed to be received) on Pan American Shares to the extent that such dividends are deductible in computing the Resident Holder’s taxable income for the taxation year. A “subject corporation” is generally a corporation (other than a private corporation) resident in Canada and controlled directly or indirectly by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts).

Dispositions of Pan American Shares

A Resident holder who disposes or is deemed to dispose of a Pan American Share (other than to Pan American unless purchased by Pan American in the open market in the manner in which shares are normally purchased by a member of the public in the open market) generally will realize a capital gain (or capital loss) equal to the amount, if any, by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Resident Holder of the Pan American Shares immediately before the disposition. See “Holders Resident in Canada – Capital Gains and Capital Losses” below for a general description of the treatment of capital gains and capital losses under the Tax Act.

Capital Gains and Capital Losses

Generally, one-half of any capital gain (a “taxable capital gain”), realized by a Resident Holder in a taxation year must be included in the Resident Holder’s income for that year and one-half of any capital loss (an “allowable capital loss”) realized by a Resident Holder in a taxation year must be deducted against taxable capital gains realized by the Resident Holder in the year. Allowable capital losses in excess of taxable capital gains realized in a particular taxation year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized by the Resident Holder in such years, to the extent and in the circumstances specified in the Tax Act.

The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition (or deemed disposition) of a Pan American Share may be reduced by the amount of any dividends received (or deemed to be received) by the Resident Holder on such Pan American Share (or a share substituted for such Pan American Share) to the extent and under the circumstances described in the Tax Act. Similar rules may apply where a Pan American Share is owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Resident Holders to which these rules may be relevant should consult their own advisors.

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Minimum Tax

Capital gains realized and taxable dividends received (or deemed to be received) by a Resident Holder who is an individual or a trust, other than certain specified trusts, may give rise to minimum tax under the Tax Act. Resident Holders should consult their own advisors with respect to the application of minimum tax.

Additional Refundable Tax

A Resident Holder that is, throughout the relevant taxation year, a “Canadian controlled private corporation” (as defined in the Tax Act) or, at any time in a relevant taxation year, a “substantive CCPC” (as defined in the Tax Act) may be liable to pay an additional tax (refundable in certain circumstances) on its “aggregate investment income”, which is defined in the Tax Act to include interest income, net taxable capital gains, and dividends (including deemed dividends) that are not deductible in computing the Resident Holder’s taxable income for the taxation year.

Dissenting Resident Holders

A Resident Holder who exercises Dissent Rights in respect of the Arrangement (a “Dissenting Resident Holder”) and who disposes of MAG Shares in consideration for a cash payment from Pan American will be considered to have disposed of such Resident Holder’s MAG Shares for proceeds of disposition equal to the amount received by the Resident Holder (excluding the amount of any interest awarded by a court). The dissenting Resident Holder will realize a capital gain (or capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Resident Holder’s MAG Shares.

A capital gain or capital loss realized by a dissenting Resident Holder will be treated in the same manner as described above under the subheading “Holders Resident in Canada – Capital Gains and Capital Losses”.

Interest awarded by a court to a dissenting Resident Holder will be included in the holder’s income for purposes of the Tax Act. A dissenting Resident Holder that throughout the relevant taxation year is a “Canadian-controlled private corporation” or that at any time in the taxation year is a “substantive CCPC” may be liable to pay an additional tax on “aggregate investment income” as described above under “Holders Resident in Canada – Additional Refundable Tax”.

Resident Holders should consult their own tax advisors with respect to the income tax consequences of exercising their Dissent Rights.

Eligibility for Investment

Subject to the provisions of any particular plan, based on the provisions of the Tax Act and Regulations in force as of the date hereof, the Pan American Shares, if issued on the date hereof, would be at the time of acquisition “qualified investments” under the Tax Act for a trust governed by a registered retirement savings plan, registered retirement income fund, registered education savings plan, registered disability savings plan, first home savings account and tax-free savings account, as those terms are defined in the Tax Act (each a “Registered Plan”) or a deferred profit sharing plan (as defined in the Tax Act), provided that at the time of acquisition the Pan American Shares are listed on a “designated stock exchange” for the purposes of the Tax Act (which currently includes the TSX and NYSE).

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Notwithstanding that the Pan American Shares may be qualified investments at a particular time, the holder, annuitant or subscriber, as applicable (the “Controlling Individual”), of a Registered Plan will be subject to a penalty tax in respect of a Pan American Share held in the Registered Plan if the share is a “prohibited investment” under the Tax Act. A Pan American Share generally will not be a prohibited investment for the Registered Plan provided that the Controlling Individual of the Registered Plan: (i) deals at arm’s length with Pan American for the purposes of the Tax Act and (ii) does not have a “significant interest”, as defined in the Tax Act for the purposes of the prohibited investment rules, in Pan American. In addition, Pan American Shares will not be a prohibited investment if such securities are “excluded property”, as defined in the Tax Act for the purposes of the prohibited investment rules, for a Registered Plan. Shareholders should consult their own tax advisors to ensure that Pan American Shares would not be a prohibited investment for a trust governed by a Registered Plan in their particular circumstances.

Persons who intend to hold Pan American Shares in a Registered Plan or deferred profit sharing plan should consult their own tax advisors in regard to the application of these rules in their particular circumstances.

Holders Not Resident in Canada

The following portion of this summary is applicable to a Holder who: (i) has not been, is not, and will not be resident or deemed to be resident in Canada for purposes of the Tax Act at any time while they have held or will hold MAG Shares or Pan American Shares; and (ii) does not use or hold, will not use or hold and is not deemed to use or hold, MAG Shares or any Pan American Shares in connection with carrying on a business in Canada (a “Non-Resident Holder”). Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer carrying on business in Canada and elsewhere or an “authorized foreign bank” as defined in the Tax Act. All Non-Resident Holders should consult their own tax advisors.

Disposition of MAG Shares and Subsequent Disposition of Pan American Shares

Non-Resident Holders who exchange their MAG Shares under the Arrangement will not be subject to tax under the Tax Act on any capital gain realized on the exchange, nor will capital losses arising therefrom be recognized under the Tax Act, unless such MAG Shares are, or are deemed to be, “taxable Canadian property” (as defined in the Tax Act) of the Non-Resident Holder at the time of exchange and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention.

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Similarly, any capital gain realized by a Non-Resident Holder on the disposition or deemed disposition of Pan American Shares will not be subject to tax under the Tax Act, nor will capital losses arising therefrom be recognized under the Tax Act, unless such Pan American Shares are, or are deemed to be, taxable Canadian property of the Non-Resident Holder at the time of disposition and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention.

Generally, as long as a MAG Share or a Pan American Share, as applicable, of the Non-Resident Holder is listed on a “designated stock exchange” as defined in the Tax Act (which currently includes the TSX and NYSE), such share will not constitute taxable Canadian property of the Non-Resident Holder at that time unless, at any time during the 60 month period immediately preceding the disposition or deemed disposition of the share, the following two conditions are met concurrently:

(a)	the Non-Resident Holder, persons with whom the Non-Resident Holder does not deal at arm’s length, partnerships whose members include, either directly or indirectly through one or more partnerships, the Non-Resident Holder and/or persons with whom the Non-Resident Holder does not deal at arm’s length, or any combination of the foregoing, owned 25% or more of the issued shares of any class or series of shares of the capital stock of MAG or Pan American, as applicable; and

(b)	the share derived more than 50% of its fair market value directly or indirectly from, or from any combination of, real or immovable property situated in Canada, “Canadian resource property”, “timber resource property” (as those terms are defined in the Tax Act), or options in respect of, interests in, or, for civil law, rights in, any such property (whether or not such property exists).

Notwithstanding the foregoing, a MAG Share or Pan American Share may also be deemed to be taxable Canadian property to a Non-Resident Holder in certain other circumstances under the Tax Act.

A Non-Resident Holder’s capital gain (or capital loss) in respect of a MAG Share or a Pan American Share that constitutes or is deemed to constitute taxable Canadian property of a Non-Resident Holder (and is not “treaty-protected property” as defined in the Tax Act) generally will be computed in the manner described under the subheadings “Holders Resident in Canada - Exchange of MAG Shares for Cash Consideration Only”, “Exchange of MAG Shares for Consideration that includes Share Consideration – No Section 85 Election”, “Holders Resident in Canada - Dispositions of Pan American Shares” and “Holders Resident in Canada - Capital Gains and Capital Losses”.

Non-Resident Holders who may hold shares as “taxable Canadian property” should consult their own tax advisors in this regard, including with respect to the potential Canadian income tax filing requirements of owning and disposing of such shares.

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Dividends on Pan American Shares

Dividends paid or credited or deemed under the Tax Act to be paid or credited by Pan American to a Non-Resident Holder on Pan American Shares generally will be subject to Canadian withholding tax at the rate of 25% on the gross amount of such dividend, unless such rate is reduced by the terms of an applicable income tax treaty or convention between Canada and the country in which the Non-Resident Holder is resident and to which the Non-Resident Holder is entitled to the full benefits thereof. Under the Canada-United States Tax Convention (1980), as amended (the “Canada-US Tax Treaty”), the rate of withholding tax on dividends paid or credited to a Non-Resident Holder who is resident in the U.S. for purposes of the Canada-US Tax Treaty, is fully entitled to benefits under the Canada-US Tax Treaty and is a beneficial owner of the dividend (a “U.S. Holder”) is generally limited to 15% of the gross amount of the dividend (or 5% in the case of a U.S. Holder that is a corporation that owns, directly or indirectly, at least 10% of the voting stock of Pan American). The Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting (the “MLI”) of which Canada is a signatory, affects many of Canada’s income tax treaties (but not the Canada-US Tax Treaty), including the ability to claim benefits thereunder. Non-Resident Holders should consult their own tax advisors to determine their entitlement to benefits under any applicable income tax treaty or convention based on their particular circumstances.

Dissenting Non-Resident Holders

A Non-Resident Holder who exercises Dissent Rights in respect of the Arrangement (a “Dissenting Non-Resident Holder”) and who disposes of MAG Shares in consideration for a cash payment from Pan American will be considered to have disposed of such Non-Resident Holder’s MAG Shares for proceeds of disposition equal to the amount received by such Non-Resident Holder (excluding the amount of any interest awarded by a court). A Non-Resident Holder that is a dissenting Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain realized on the disposition, nor will capital losses arising therefrom be recognized under the Tax Act, unless such MAG Shares are, or are deemed to be, “taxable Canadian property” (as defined in the Tax Act) of the Non-Resident Holder at the time of disposition and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention (including as a result of the application of the MLI). The same general considerations apply as discussed above under the heading “Holders Not Resident in Canada – Disposition of MAG Shares and Subsequent Disposition of Pan American Shares” in determining whether a capital gain will be subject to tax under the Tax Act or whether a capital loss will be recognized under the Tax Act.

Any interest paid or credited to a dissenting Non-Resident Holder who deals at arm’s length with MAG and Pan American for purposes of the Tax Act should not be subject to withholding tax under the Tax Act.

Non-Resident Holders should consult their own tax advisors with respect to the tax implications of exercising their Dissent Rights.

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CERTAIN U.S. Federal Income tax consequences of the arrangement

The following is a summary of certain U.S. federal income tax considerations relating to the Arrangement and to the receipt of the Consideration by U.S. Holders (as defined below) pursuant to the Arrangement and to the ownership and disposition of the Pan American Shares by such U.S. Holders following the Arrangement. This summary is limited to U.S. Holders that hold the MAG Shares and will hold Pan American Shares received pursuant to the Arrangement, as applicable, as “capital assets” within the meaning of Section 1221 of the U.S. Tax Code (generally, property held for investment). This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder as a result of the Arrangement or as a result of the ownership and disposition of the Pan American Shares received pursuant to the Arrangement. This summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including the specific tax consequences to a U.S. Holder under an applicable treaty.

This discussion is based upon the provisions of the U.S. Tax Code, Treasury regulations promulgated thereunder (the “Treasury Regulations”), administrative rulings and court decisions and published positions of the United States Internal Revenue Service (the “IRS”), each as in effect on the date hereof, all of which are subject to change, possibly with retroactive effect, and to differing interpretations. No legal opinion from U.S. legal counsel or ruling from the IRS has been requested, or is expected to be obtained, regarding the U.S. federal income tax consequences described herein. This discussion is not binding on the IRS or any court, and there can be no assurance that the IRS will not take a contrary position or that such a position would not be sustained by a court. This discussion also assumes that the Arrangement is carried out as described in this Circular and that the Arrangement is not integrated with any other transaction for U.S. federal income tax purposes.

The discussion does not constitute tax advice and does not address all of the U.S. federal income tax considerations that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law including:

•	banks, thrifts, mutual funds and other financial institutions;
•	regulated investment companies or real estate investment trusts;
•	traders in securities that elect to apply a mark-to-market method of accounting;
•	broker-dealers;
•	tax-exempt organizations, qualified retirement plans, and pension funds;
•	insurance companies;
•	dealers or brokers in securities or foreign currency;
•	individual retirement and other deferred accounts;
•	U.S. Holders whose “functional currency” is not the U.S. dollar;
•	U.S. expatriates;

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•	U.S. Holders that own, directly, indirectly or by attribution, ten percent (10%) or more of the total voting power or total value of all of the outstanding stock of MAG or Pan American, as applicable;
•	“Passive foreign investment companies” (“PFICs”) or “controlled foreign corporations” (“CFCs”);
•	persons liable for the alternative minimum tax;
•	U.S. Holders that hold their MAG Shares or will hold their Pan American Shares, as applicable, as part of a straddle, hedging, conversion, constructive sale or other risk reduction transaction;
•	holders other than U.S. Holders;
•	U.S. Holders that are subject to special tax accounting rules with respect to the MAG Shares or the Pan American Shares, as applicable;
•	U.S. corporations (and the shareholders thereof);
•	partnerships or other pass-through entities or arrangements treated as partnerships for U.S. federal income tax purposes (and the partners or owners thereof); and
•	U.S. Holders who received their MAG Shares through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan, such as holders of MAG Options, MAG DSUs, MAG PSUs and MAG RSUs.

This discussion does not address any non-income tax considerations or any non-U.S., state or local tax consequences. Thus, this summary does not address the U.S. federal alternative minimum, U.S. federal net investment income, U.S. federal estate and gift, U.S. state and local, or non-U.S. tax consequences to U.S. Holders of the Arrangement or the ownership and disposition of the Pan American Shares. Except as specifically set forth below, this summary does not discuss any income tax reporting requirements. For purposes of this discussion, a “U.S. Holder” means a beneficial owner of MAG Shares at the time of the Arrangement and, to the extent applicable, Pan American Shares that acquires such Pan American Shares pursuant to the Arrangement, that is:

•	an individual who is a citizen or resident of the United States, as determined for U.S. federal income tax purposes;
•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States or any state thereof or the District of Columbia;
•	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or
•	a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or (2) the trust has a valid election in effect under applicable Treasury Regulations to be treated as a United States person for U.S. federal income tax purposes.

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This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (i) persons that have been, are, or will be a resident, or deemed to be a resident, in Canada for purposes of the Tax Act or (ii) persons that have a permanent establishment in Canada for purposes of the Canada-US Tax Treaty.

If a partnership, including for this purpose any entity or arrangement that is treated as a partnership or other “pass-through” entity for U.S. federal income tax purposes, holds MAG Shares at the time of the Arrangement or, to the extent applicable, Pan American Shares following the Arrangement, the tax treatment of a partner or owner in such partnership, entity or arrangement will generally depend upon the status of the partner or owner and the activities of the partnership, entity or arrangement. A Shareholder that is a partnership and a partner (or other owner) in such partnership is urged to consult its tax advisors about the U.S. federal income tax consequences of the Arrangement.

Unless otherwise noted, this summary does not address the U.S. federal income tax consequences of transactions effected prior or subsequent to, or concurrently with the Arrangement (whether or not any such transactions are undertaken in connection with the Arrangement), including, without limitation: (i) any conversion into Pan American shares of any notes, debentures or other debt instruments; (ii) any vesting, conversion, assumption, disposition, exercise, exchange, or other transaction involving performance share awards, restricted share awards, deferred share awards, stock appreciation rights, or any rights to acquire Pan American shares; and (iii) any transaction, other than the Arrangement, in which Pan American shares are acquired.

INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS AS TO THE U.S. FEDERAL INCOME AND OTHER TAX CONSIDERATIONS RELATING TO THE ARRANGEMENT IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES, AS WELL AS THE EFFECT OF ANY STATE, LOCAL OR NON-U.S. TAX LAWS.

U.S. Federal Income Tax Consequences of the Receipt of the Consideration Pursuant to the Arrangement

Subject to the discussion below under “– Passive Foreign Investment Company Considerations”, a U.S. Holder that disposes of its MAG Shares pursuant to the Arrangement will generally recognize gain or loss equal to the difference, if any, between (i) fair market value of the Consideration received pursuant to the Arrangement and (ii) such U.S. Holder’s adjusted tax basis (expressed in U.S. dollars) in the MAG Shares surrendered in exchange therefor. Subject to the PFIC rules discussed below, such recognized gain or loss would generally constitute capital gain or loss from sources within the United States for U.S. foreign tax credit purposes and would constitute long-term capital gain or loss if the U.S. Holder’s holding period for the MAG Shares exchanged is greater than one year as of the date of the exchange. Certain non-corporate U.S. Holders are generally entitled to preferential tax rates with respect to net long-term capital gains. There is no preferential tax rate for long-term capital gains of a U.S. Holder that is a corporation. The ability of a U.S. Holder to offset capital losses against ordinary income is limited. A U.S. Holder’s initial tax basis in the Pan American Shares, if any, received in the exchange will be equal to the fair market value of such shares on the Effective Date and a U.S. Holder’s holding period with respect to such shares will begin on the next day. A U.S. Holder that acquired different blocks of MAG Shares at different times or different prices are urged to consult their tax advisors regarding the manner in which gain or loss should be determined in such holder's particular circumstances.

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Payments Related to Dissent Rights

Subject to the discussion below under “– Passive Foreign Investment Company Considerations”, for U.S. federal income tax purposes, a U.S. Holder that receives a payment for its MAG Shares pursuant to the exercise of Dissent Rights will generally recognize gain or loss equal to the difference, if any, between (i) the amount of cash received and (ii) such U.S. Holder’s adjusted tax basis (expressed in U.S. dollars) in the MAG Shares surrendered in exchange therefor. Subject to the PFIC rules discussed below, such recognized gain or loss would generally constitute capital gain or loss from sources within the United States for U.S. foreign tax credit purposes and would constitute long-term capital gain or loss if the U.S. Holder’s holding period for the Dissent Shares exchanged is greater than one year as of the date of the exchange. Certain non-corporate U.S. Holders are generally entitled to preferential tax rates with respect to net long-term capital gains. There is no preferential tax rate for long-term capital gains of a U.S. Holder that is a corporation. The ability of a U.S. Holder to offset capital losses against ordinary income is limited. A U.S. Holder that acquired different blocks of MAG Shares at different times or different prices are urged to consult their tax advisors regarding the manner in which gain or loss should be determined in such holder's particular circumstances.

U.S. Federal Income Tax Consequences of the Ownership and Disposition of the Pan American Shares

Distributions with Respect to Pan American Shares

Subject to the discussion below under “— Passive Foreign Investment Company Considerations”, a U.S. Holder that receives a distribution, including a constructive distribution, with respect to the Pan American Shares will generally be required to include the amount of such distribution in gross income as a dividend (without reduction for any non-U.S. tax withheld from the distribution) to the extent of the current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) of Pan American. If such distribution to such U.S. Holder exceeds the current and accumulated earnings and profits of Pan American then, to the extent of the excess, such distribution generally will be treated first as a non-taxable return of capital with respect to the Pan American Share to the extent of and reducing (but not below zero) such U.S. Holder’s adjusted tax basis in the Pan American Share and thereafter as gain from the sale or exchange of the Pan American Share. Pan American does not, and does not intend to, maintain calculations of its earnings and profits in a manner necessary to enable U.S. Holders to determine the extent to which a distribution would be treated as a dividend. U.S. Holders should therefore assume that any distribution by Pan American with respect to the Pan American Shares would constitute dividend income for U.S. federal income tax purposes. Any amount of a distribution treated as a dividend, if any, will generally not be eligible for the dividends received deduction typically available to U.S. corporations in respect of dividends received from other U.S. corporations.

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A distribution to a U.S. Holder with respect to a Pan American Share that is treated as a dividend will generally constitute income from sources outside the United States and will generally be categorized for U.S. foreign tax credit purposes as “passive category income”. Distributions treated as dividends that are received by certain non-corporate U.S. persons (including individuals) in respect of stock of a non-U.S. corporation (other than a corporation that is, in the taxable year during which the distributions are made or the preceding taxable year, a PFIC) that is a “qualified foreign corporation” generally qualify for a preferential tax rate so long as certain holding period and other requirements are met. A qualified foreign corporation includes (i) a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States which the United States Treasury Department determines to be satisfactory for these purposes and which includes an exchange of information provision, or (ii) a foreign corporation if such foreign corporation’s ordinary shares are “readily tradeable” on an “established securities market” in the United States. The United States Treasury Department has determined that the Canada-US Tax Treaty meets these requirements, and Pan American believes that it is eligible for the benefits of the Canada-US Treaty. Further, while Pan American Shares are traded on the NYSE, there can be no assurance that such shares will continue to be readily tradeable on an established securities market in future years. However, Pan American would not be a qualified foreign corporation if it is a PFIC for the year of the distribution or the preceding taxable year. See “— Passive Foreign Investment Company Considerations”. Each U.S. Holder is urged to consult its tax advisor regarding the possible applicability of a reduced tax rate and the related restrictions and special rules.

Disposition of Pan American Shares

Subject to the discussion below under “– Passive Foreign Investment Company Considerations”, upon a sale, exchange or other taxable disposition of a Pan American Share, a U.S. Holder will generally recognize gain or loss equal to the difference between the amount realized on such sale, exchange or other taxable disposition and such U.S. Holder’s adjusted tax basis (expressed in U.S. dollars) in such Pan American Share. Such gain or loss will generally be from sources within the United States for U.S. foreign tax credit purposes and be long-term capital gain or loss if such U.S. Holder’s holding period for such Pan American Share was more than one year at the time of disposition. Certain non-corporate U.S. Holders are generally entitled to preferential treatment for net long-term capital gains. There is no preferential tax rate for long-term capital gains of a U.S. Holder that is a corporation. The ability of a U.S. Holder to offset capital losses against ordinary income is limited.

Passive Foreign Investment Company Considerations

Special, generally unfavorable, U.S. federal income tax rules apply to U.S. persons owning shares of a PFIC. In general, a corporation organized outside the United States is treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (i) at least 75% of its gross income is “passive income” or (ii) on average at least 50% of the value of its assets is attributable to assets that produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets. Passive income for this purpose generally includes, among other things, dividends, interest and income equivalent to interest, royalties, rents, annuities, certain gains from the sale of stock and securities and gains from commodities transactions and from the sale or exchange of property that gives rise to passive income. Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all of a non-U.S. corporation's commodities are stock in trade or inventory, depreciable property used in a trade or business or supplies regularly used or consumed in a trade or business and certain other requirements are satisfied. “Gross income” generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources. In determining whether a non-U.S. corporation is a PFIC, a pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) generally is taken into account.

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If MAG is classified as a PFIC for any tax year during which a U.S. Holder held MAG Shares and such U.S. Holder did not timely elect to be taxable currently on its pro rata share of MAG’s earnings under the “qualified electing fund” rules or to be taxed on a “mark-to-market” basis with respect to its MAG Shares, each as described below, then special rules may increase such U.S. Holder’s U.S. federal income tax liability with respect to the Arrangement. More specifically, in such case, under the default PFIC rules: (a) any gain recognized by a U.S. Holder on the disposition of MAG Shares pursuant to the Arrangement would be allocated ratably over such U.S. Holder’s holding period; (b) the amount allocated to the current tax year and any year prior to the first year in which MAG was classified as a PFIC would be taxed as ordinary income in the current year; (c) the amount allocated to each of the other tax years in the U.S. Holder’s holding period would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year; and (d) an interest charge for a deemed deferral benefit will be imposed with respect to the resulting tax attributable to each of such other tax years, which interest charge is not deductible by non-corporate U.S. Holders.

If Pan American is classified as a PFIC for any tax year during which a U.S. Holder held Pan American Shares, special, generally unfavorable, U.S. federal income tax rules will apply to such U.S. Holder.
A distribution on a Pan American Shares which constitutes an “excess distribution” under the PFIC rules will be allocated across the holding period for the Pan American Share and, to the extent allocated to taxable periods prior to the distribution, will be (i) taxed at the highest marginal rates applicable to ordinary income for such period and (ii) subject to an interest charge. Any gain on a disposition of a Pan American Share would be taxable as described above.

If a U.S. Holder owns MAG Shares or Pan American Shares during a taxable year in which MAG or Pan American, as applicable, is a PFIC, then the PFIC rules will generally apply to such U.S. Holder with respect to those shares thereafter, even if MAG or Pan American, as applicable, ceases to meet the requirements for PFIC status.

Based on their projected income, assets and activities, we believe that (i) MAG is not a PFIC during its current taxable year and was not a PFIC during its prior taxable year and (ii) Pan American is not a PFIC during its current taxable year and was not a PFIC during its prior taxable year. However, MAG believes it was a PFIC for taxable years prior to 2020. PFIC classification is factual in nature, and generally cannot be determined until the close of the tax year in question. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Consequently, there can be no assurances regarding the PFIC status of MAG or Pan American during their current tax year or during prior tax years. Accordingly, there can be no assurance that the IRS will not challenge any determination made by MAG or Pan American concerning its PFIC status or that MAG or Pan American was not, or will not be, a PFIC for any tax year.

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A U.S. Holder that has made a Mark-to-Market Election under Section 1296 of the U.S. Tax Code (a “Mark-to-Market Election”) may mitigate or avoid the PFIC consequences described above with respect to the Arrangement. U.S. Holders with a Mark-to-Market Election are urged to consult their tax advisors as to the impact to them of MAG or Pan American being treated as a PFIC.

In some cases, a shareholder of a PFIC may be subject to alternative treatment by making a qualified electing fund (“QEF”) election under Section 1296 of the U.S. Tax Code (a “QEF Election”) to be taxed currently on its share of the PFIC’s undistributed income. To make a QEF Election with respect to its interest in MAG or Pan American, MAG or Pan American, as applicable, must provide U.S. Holders with certain information compiled according to U.S. federal income tax principles. Neither MAG or Pan American currently intends to provide such information for U.S. Holders, and therefore it is expected that this election will not be available to U.S. Holders.

The PFIC rules are extremely complex, and each U.S. Holder is urged to consult with its tax advisor regarding the substantial effect such rules may have on the tax consequences to such U.S. Holder of the Arrangement and of holding Pan American Shares, including the application of certain tax elections such as the Mark-to-Market Election or QEF Election that may be available to such U.S. Holder pursuant to the PFIC rules.

Foreign Tax Credit

A U.S. Holder that pays (whether directly or through withholding) non-U.S. income tax in connection with the Arrangement or in connection with the ownership or disposition of Pan American Shares may be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such non-U.S. income tax paid. Subject to certain limitations, a credit will generally reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income that is subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all creditable non-U.S. taxes paid (whether directly or through withholding) by a U.S. Holder during a tax year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” Generally, dividends paid by a non-U.S. corporation should be treated as foreign source and “passive category income” for this purpose. Any gains recognized on the sale of stock of a non-U.S. corporation held by a U.S. Holder should be treated as U.S. source, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the U.S. Tax Code. However, the amount of a distribution with respect to the Pan American Shares that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income.

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The foreign tax credit rules are complex, and each U.S. Holder is urged to consult its tax advisor regarding the foreign tax credit rules.

Backup Withholding and Information Reporting

To the extent that payments are considered made within the United States or by a U.S. payor or through a U.S. middleman, information reporting and/or backup withholding may apply to U.S. Holders with respect to the Consideration received pursuant to the Arrangement and payments in respect of MAG Shares following the exercise of dissent rights and with respect to payments of dividends on Pan American Shares and to certain payments of proceeds on the sale, exchange or other disposition of Pan American Shares, unless an applicable exemption is satisfied. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability if the required information is furnished by the U.S. Holder on a timely basis to the IRS.

Certain U.S. Holders who are individuals must report information relating to an interest in “specified foreign financial assets,” including shares issued by a non-U.S. corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds US$50,000, subject to certain exceptions (including an exception for ordinary shares held in custodial accounts maintained with a U.S. financial institution). Such U.S. Holders are generally required to file an information return on IRS From 8938 with the IRS. Substantial penalties may be imposed for a failure to disclose such information. Each U.S. Holder is urged to consult its tax advisor regarding the effect, if any, of these additional reporting requirements on their ownership and disposition of Pan American Shares.

The discussion of reporting and withholding requirements set forth above is not intended to constitute an exhaustive description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can asses a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder is urged to consult its own tax advisor regarding applicable reporting requirements and the information reporting and backup withholding rules.

The foregoing discussion of certain U.S. federal income tax considerations is for general information only and is not intended to constitute a complete analysis of all tax consequences arising from the receipt of Pan American Shares and/or Cash Consideration pursuant to the Arrangement and the ownership and disposition of such Pan American Shares. U.S. Holders are urged to consult their tax advisors concerning the tax consequences applicable to their particular situations.

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INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed under “The Arrangement – Interests of Certain Persons in the Arrangement” in this Circular, no informed person of the Company (e.g. directors and executive officers of the Company and persons beneficially owning or controlling or directing voting securities of the Company or a combination of both carrying more than 10% of the voting rights attached to all outstanding voting securities of the Company), or any Associate or affiliate of any informed person, has had any material interest in any transaction, or proposed transaction, which has materially affected or would materially affect the Company or any of its subsidiaries since the commencement of the most recently completed financial year of the Company.

AUDITORS

Deloitte LLP is the auditor of the Company and is independent of the Company within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of British Columbia and within the meaning of the U.S. Securities Act and the applicable rules and regulations thereunder adopted by the SEC and the Public Company Accounting Oversight Board (United States).

ADDITIONAL INFORMATION

Additional information relating to the Company is available on our website at www.magsilver.com and under our profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/search-filings. Financial information is provided in the Company’s audited consolidated financial statements and MD&A for its most recently completed financial year which are filed on SEDAR+ and EDGAR. In addition, copies of the Company’s annual financial statements and MD&A and this Circular may be obtained by submitting a written request to the Company at 801 – 815 Hastings St. W., Vancouver, British Columbia V6C 1B4.

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APPROVAL OF THE BOARD OF DIRECTORS

The contents and the sending of the Notice of Meeting and this Circular have been approved by the Board.

DATED this on 6th day of June, 2025

BY ORDER OF THE BOARD OF DIRECTORS OF MAG SILVER CORP.

“George Paspalas”
George Paspalas
President and Chief Executive Officer

MAG Silver Corp.

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Appendix A
Arrangement Resolution

The text of the Arrangement Resolution which the Shareholders will be asked to pass at the Meeting is as follows:

BE IT RESOLVED THAT:

1.     The arrangement (as it may be modified or amended, the “Arrangement”) under Section 288 of the Business Corporations Act (British Columbia) (the “BCBCA”) of MAG Silver Corp. (“MAG”), as more particularly described and set forth in the management information circular (the “Circular”) of MAG dated June 6, 2025 accompanying the notice of this meeting, is hereby authorized, approved and adopted;

2.     The plan of arrangement, as it may be or has been amended (the “Plan of Arrangement”), involving MAG and implementing the Arrangement, the full text of which is set out in Appendix B to the Circular (as the Plan of Arrangement may be, or may have been, modified or amended), is hereby approved and adopted;

3.     The arrangement agreement (the “Arrangement Agreement”) between MAG and Pan American Silver Corp., dated May 11, 2025, as amended on May 30, 2025 and June 6, 2025, the actions of the directors of MAG in approving the Arrangement and the actions of the officers of MAG in executing and delivering the Arrangement Agreement and any amendments thereto are hereby ratified and approved;

4.     Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the shareholders of MAG or that the Arrangement has been approved by the Supreme Court of British Columbia, the directors of MAG are hereby authorized and empowered, without further notice to, or approval of, the shareholders of MAG:

(a)	to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or the Plan of Arrangement; or

(b)	subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement;

5.     Any officer or director of MAG is hereby authorized and directed for and on behalf of MAG to execute, under the seal of the MAG or otherwise, and to deliver such documents as are necessary to desirable to the Registrar under the BCBCA in accordance with the Arrangement Agreement for filing; and

6.     Any officer or director of MAG is hereby authorized and directed for and on behalf of MAG to execute and deliver, whether under corporate seal of MAG or not, all such agreements, forms waivers, notices, certificates, confirmations and other documents and instruments and to do or cause to be done all such other acts and things as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving effect to these resolutions, the Arrangement Agreement and the completion of the Plan of Arrangement in accordance with the terms of the Arrangement Agreement, including:

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(a)	all actions required to be taken by or on behalf of MAG, and all necessary filings and obtaining the necessary approvals, consents and acceptances of appropriate regulatory authorities; and

(b)	the signing of the certificates, consents and other documents or declarations required under the Arrangement Agreement or otherwise to be entered into by MAG;

such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

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APPENDIX B
PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT UNDER SECTION 288 OF THE
BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

ARTICLE 1
DEFINITIONS AND INTERPRETATION

1.1                        Definitions

In this Plan of Arrangement, unless the context otherwise requires, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

(a)	“Aggregate Cash Consideration” means $500,000,000;

(b)	“Arrangement” means the arrangement proposed pursuant to Division 5 of Part 9 of the BCBCA with respect to, inter alia, MAG, MAG Securityholders and Pan American on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 8.3 of the Arrangement Agreement or this Plan of Arrangement or made at the direction of the Court in the Interim Order or Final Order with the consent of Pan American and MAG, each acting reasonably;

(c)	“Arrangement Agreement” means the arrangement agreement dated May 11, 2025, between Pan American and MAG, including (unless the context otherwise requires) the Schedules thereto, together with the Pan American Disclosure Letter and the MAG Disclosure Letter, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof;

(d)	“Arrangement Resolution” means the special resolution of the MAG Shareholders approving this Plan of Arrangement, to be considered, and if deemed advisable, passed with or without variation, by the MAG Shareholders at the MAG Meeting;

(e)	“BCBCA” means the Business Corporations Act (British Columbia);

(f)	“Business Day” means any day, other than a Saturday, a Sunday or any other day on which the principal chartered banks located in Vancouver, British Columbia are not open for business during normal banking hours;

(g)	“Cash Consideration” means, for each MAG Share, the amount of cash equal to the MAG Share Purchase Price;

(h)	“Cash Election” has the meaning ascribed thereto in Section 3.2(a)(i);

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(i)	“Cash Election Shares” has the meaning ascribed thereto in Section 3.3(b);

(j)	“Consideration” means the consideration payable pursuant to this Plan of Arrangement to a person who is a MAG Shareholder;

(k)	“Court” means the Supreme Court of British Columbia;

(l)	“Depositary” means Computershare Investor Services Inc., in its capacity as depositary for the Arrangement;

(m)	“Dissent Amount” means the amount that is equal to the MAG Share Purchase Price multiplied by the number of Dissent Shares;

(n)	“Dissent Rights” has the meaning ascribed thereto in Section 5.1;

(o)	“Dissent Share” means a MAG Share in respect of which a Dissenting Shareholder has duly and validly exercised Dissent Rights in strict accordance with Article 5 of this Plan of Arrangement;

(p)	“Dissenting Shareholder” means a registered MAG Shareholder as of the record date of the MAG Meeting that duly and validly exercises Dissent Rights in respect of all MAG Shares held by that MAG Shareholder and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights;

(q)	“Effective Date” means the date designated by Pan American and MAG by notice in writing as the effective date of the Arrangement, after all of the conditions to the completion of the Arrangement as set out in the Arrangement Agreement and the Final Order have been satisfied or waived;

(r)	“Effective Time” means 12:01 a.m. (Vancouver time) on the Effective Date, or such other time as MAG and Pan American may agree upon in writing;

(s)	“Election Deadline” means 2:00 p.m. (Vancouver time) on the date that is mutually agreed between the parties, acting reasonably, and announced by MAG by way of a news release, which date shall be proximate to, but no less than five (5) Business Days prior to, the Effective Date;

(t)	“Eligible Holder” means a beneficial owner of MAG Shares immediately prior to the Effective Time (other than a Dissenting Shareholder) who is: (a) a person (other than a partnership) that is a resident of Canada for purposes of the Tax Act (other than a Tax Exempt Person), or (b) a partnership any member of which is a resident of Canada for the purposes of the Tax Act (other than a Tax Exempt Person);

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(u)	“Final Order” means the order made after the application to the Court pursuant to subsection 291(4) of the BCBCA, in form and substance acceptable to MAG and Pan American, each acting reasonably, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement, approving the Arrangement as such order may be amended, affirmed, modified, supplemented or varied by the Court (with the consent of MAG and Pan American, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such affirmation, amendment, modification, supplement or variation is acceptable to MAG and Pan American, each acting reasonably) on appeal;

(v)	“Governmental Entity” means: (a) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, bureau or agency, domestic or foreign, (b) any subdivision, agent, commission, board or authority of any of the foregoing, (c) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, or (d) any stock exchange, including the TSX, the NYSE and the NYSE American, but excludes the Commissioner;

(w)	“In-The-Money Amount” means, in respect of a MAG Option, the amount, if any, by which the MAG Share Purchase Price exceeds the MAG Option Exercise Price (converted, if applicable, to US dollars using the Bank of Canada exchange rate on the Business Day immediately prior to the Effective Date) of such MAG Option;

(x)	“Interim Order” means the order made after the application to the Court pursuant to subsection 291(2) of the BCBCA after being informed of the intention to rely upon the Section 3(a)(10) Exemption from registration under the U.S. Securities Act with respect to the Pan American Shares issued pursuant to the Arrangement, in form and substance acceptable to MAG and Pan American, each acting reasonably, providing for, among other things, the calling and holding of the MAG Meeting, as the same may be amended, affirmed, modified, supplemented or varied by the Court with the consent of MAG and Pan American, each acting reasonably;

(y)	“Law” or “Laws” means all laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgements, injunctions, determinations, awards, decrees or other requirements, whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity, and the term “applicable” with respect to such Laws and in a context that refers to one or more persons, means such Laws as are applicable to such person or its business, undertaking, assets, property or securities and emanate from a person having jurisdiction over the person or persons or its or their business, undertaking, assets, property or securities;

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(z)	“Letter of Transmittal and Election Form” means the Letter of Transmittal and Election Form enclosed with the MAG Circular sent in connection with the MAG Meeting pursuant to which, among other things, registered MAG Shareholders are required to deliver certificates representing MAG Shares and MAG Shareholders may make the Cash Election and/or the Share Election in respect of their MAG Shares, subject to proration in accordance with Section 3.3;

(aa)	“MAG” means MAG Silver Corp.;

(bb)	“MAG Circular” means the notice of the MAG Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto, to be sent to MAG Securityholders and other persons as required by the Interim Order and Law in connection with the MAG Meeting, as amended, supplemented or otherwise modified from time to time;

(cc)	“MAG Disclosure Letter” means the disclosure letter executed by MAG and delivered to Pan American concurrently with the execution of the Arrangement Agreement;

(dd)	“MAG DSU” means a unit credited by MAG to a participant by way of a bookkeeping entry in the books of MAG, representing the right to receive cash, MAG Shares from treasury, or a combination of cash and MAG Shares from treasury, as determined in accordance with the MAG DSU Plan;

(ee)	“MAG DSU Plan” means the Third Amended and Restated Deferred Share Unit Plan of MAG;

(ff)	“MAG Incentive Unit” has the meaning ascribed thereto in Section 3.1(b);

(gg)	“MAG Meeting” means the special meeting of MAG Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the MAG Resolution;

(hh)	“MAG Option” means a right and option to purchase a MAG Share granted pursuant to the MAG Option Plan or otherwise enforceable against MAG;

(ii)	“MAG Option Exercise Price” means, in respect of a MAG Option outstanding immediately prior to the Effective Time, the exercise price that would be due to MAG upon the exercise of such MAG Option;

(jj)	“MAG Option Plan” means the Third Amended and Restated Stock Option Plan of MAG;

(kk)	“MAG PSU” means a right to receive a MAG Share granted pursuant to the MAG Share Unit Plan;

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(ll)	“MAG RSU” means a right to receive a MAG Share granted pursuant to the MAG Share Unit Plan;

(mm)	“MAG Securityholder” means a holder of one or more MAG Shares, MAG Options or MAG Incentive Units;

(nn)	“MAG Share” means a Common share in the authorized share structure of MAG;

(oo)	“MAG Share Purchase Price” means $20.54;

(pp)	“MAG Share Unit Plan” means the Amended and Restated Share Unit Plan of MAG;

(qq)	“MAG Shareholder” means a holder of one or more MAG Shares;

(rr)	“NYSE” means the New York Stock Exchange;

(ss)	“Parties” means Pan American and MAG, and “Party” means any one of them;

(tt)	“Pan American” means Pan American Silver Corp.;

(uu)	“Pan American Share” means a Common share in the authorized share structure of Pan American;

(vv)	“Pan American Share Value” means $27.21;

(ww)	“Plan of Arrangement” means this Plan of Arrangement as amended or supplemented from time to time in accordance with the terms hereof;

(xx)	“Section 85 Election” has the meaning ascribed thereto in Section 3.7;

(yy)	“Share Consideration” means, for each MAG Share, $0.0001 in cash and 0.755 of a Pan American Share;

(zz)	“Share Election” has the meaning ascribed thereto in Section 3.2(a)(ii);

(aaa)	“Share Election Shares” has the meaning ascribed thereto in Section 3.3(c);

(bbb)	“Tax Act” means the Income Tax Act (Canada);

(ccc)	“Tax Exempt Person” means a person who is exempt from tax under Part I of the Tax Act;

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(ddd)	“Taxes” means any and all taxes, imposts, levies, withholdings, duties, fees, premiums, assessments and other charges of any kind, however denominated and instalments or advance payments in respect thereof, including any interest, penalties, fines or other additions that have been, are or will become payable in respect thereof, imposed by any Governmental Entity, including for greater certainty all income, gains or profits taxes (including Canadian federal, provincial and territorial income taxes), payroll and employee withholding taxes, employment or payroll taxes, employment insurance, disability taxes, social insurance taxes, social security contributions, sales and use taxes, consumption taxes, customs taxes, ad valorem taxes, excise taxes, goods and services taxes, harmonized sales taxes, franchise taxes, gross receipts taxes, capital taxes, business license taxes, alternative minimum taxes, estimated taxes, abandoned or unclaimed (escheat) taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, severance taxes, workers’ compensation, Canada and other government pension plan premiums or contributions and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, together with any interest, penalties or other additions to tax that may become payable in respect of such taxes, and any interest in respect of such interest, penalties and additions whether disputed or not and “Tax” has a corresponding meaning; and

(eee)	“U.S. Securities Act” means the United States Securities Act of 1933 as the same has been and hereinafter from time to time may be amended and the rules and regulations promulgated thereunder.

In addition, words and phrases used herein that are defined in the Arrangement Agreement and not defined herein shall have the same meaning herein as in the Arrangement Agreement, unless the context otherwise requires.

1.2                         Interpretation Not Affected by Headings

The division of this Plan of Arrangement into articles, sections, paragraphs and subparagraphs and the insertion of headings herein are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. The terms “this Plan of Arrangement”, “hereof”, “herein”, “hereto”, “hereunder” and similar expressions refer to this Plan of Arrangement and not to any particular article, section or other portion hereof and include any instrument supplementary or ancillary hereto.

1.3                        Number, Gender and Persons

In this Plan of Arrangement, unless the context otherwise requires, words importing the singular shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter and the word person and words importing persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any governmental agency, political subdivision or instrumentality thereof) and any other entity or group of persons of any kind or nature whatsoever.

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1.4                        Date for any Action

If the date on which any action is required to be taken hereunder is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.5                         Statutory References

Any reference in this Plan of Arrangement to a statute includes all rules and regulations made thereunder, all amendments to such statute, rule or regulation in force from time to time and any statute, rule or regulation that supplements or supersedes such statute or regulation.

1.6                         Currency

Unless otherwise stated, all references herein to amounts of money are expressed in lawful money of the United States of America.

1.7                         Governing Law

This Plan of Arrangement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of British Columbia and the laws of Canada applicable therein.

1.8                         Time

Time shall be of the essence in every matter or action contemplated hereunder.

Article 2
ARRANGEMENT AGREEMENT AND EFFECT OF ARRANGEMENT

2.1                         Arrangement Agreement

The Plan of Arrangement is made pursuant to, and is subject to the provisions of, the Arrangement Agreement. If there is any inconsistency or conflict between the provisions of this Plan of Arrangement and the provisions of the Arrangement Agreement, the provisions of this Plan of Arrangement shall govern.

2.2                         Effect of the Arrangement

This Plan of Arrangement and the Arrangement shall be binding upon MAG, Pan American, and the MAG Securityholders (including Dissenting Shareholders) as and from the Effective Time, without any further authorization, act or formality required on the part of any person except as expressly provided herein.

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Article 3
ARRANGEMENT

3.1                         Arrangement

Commencing at the Effective Time, the following shall occur and shall be deemed to occur sequentially in the following order without any further authorization, act or formality:

(a)	each MAG Option outstanding immediately prior to the Effective Time shall be transferred by the holder thereof to MAG and, in consideration therefor, MAG shall pay, or cause to be paid, to the holder of such MAG Option, an amount in cash equal to the In-The-Money Amount in respect of such MAG Option net of any Taxes required to be withheld and remitted under any provision of any applicable Laws, and

(i)	such MAG Option shall immediately be cancelled and the holder of such MAG Option shall cease to be a holder of such MAG Option or to have any rights as a holder of such MAG Option other than the right to receive the payment (if any) to which they are entitled under this Section 3.1(a);

(ii)	such holder’s name shall be removed from the stock option register of MAG; and

(iii)	neither MAG nor Pan American shall be obligated to pay to the holder of such MAG Option any other amount in respect of such MAG Option and, for greater certainty, if there is no In-The-Money Amount in respect of such MAG Option, nether MAG nor Pan American shall be obligated to pay the holder of such MAG Option any amount in respect of such MAG Option;

(b)	each MAG DSU, MAG PSU and MAG RSU (each a “MAG Incentive Unit”) outstanding immediately prior to the Effective Time shall be transferred by the holder thereof to MAG and, in consideration therefor, MAG shall pay, or cause to be paid, to the holder of such MAG Incentive Unit (as applicable), an amount in cash equal to MAG Share Purchase Price net of any Taxes required to be withheld and remitted under any provision of any applicable Laws in accordance with Section 4.4, and

(i)	such MAG Incentive Unit shall immediately be cancelled and the holder of such MAG Incentive Unit shall cease to be a holder of such MAG Incentive Unit or to have any rights as a holder of such MAG Incentive Unit other than the right to receive the payment (if any) to which they are entitled under this Section 3.1(b);

(ii)	such holder’s name shall be removed from the applicable MAG Incentive Unit register; and

(iii)	neither MAG nor Pan American shall be obligated to pay to the holder of such MAG Incentive Unit any other amount in respect of such MAG Incentive Unit;

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(c)	each Dissent Share shall be transferred by the holder thereof to Pan American (free and clear of all Liens) and, in consideration therefor, Pan American shall issue to such Dissenting Shareholder a debt-claim to be paid the fair market value of such Dissent Share as determined pursuant to Section 5.1, and

(i)	such Dissenting Shareholder shall cease to be the holder of such Dissent Share or to have any rights as a holder of such Dissent Share other than the right to be paid the fair market value of such Dissent Share as determined pursuant to Section 5.1;

(ii)	such Dissenting Shareholder’s name shall be removed from the register maintained by or on behalf of MAG in respect of the MAG Shares;

(iii)	such Dissenting Shareholder shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to effect the transfer of such Dissent Share; and

(iv)	the name of Pan American shall be added to the register maintained by or on behalf of MAG in respect of the MAG Shares as the holder of such Dissent Share; and

(d)	each MAG Share outstanding immediately prior to the Effective Time (other than any MAG Shares held by Pan American immediately before the Effective Time or acquired by Pan American from a Dissenting Shareholder under Section 3.1(c)) shall be transferred by the holder thereof to Pan American (free and clear of all Liens) and, in consideration therefor, Pan American shall pay or deliver to such MAG Shareholder,

(i)	in the case of a MAG Share for which the Cash Election was made under Section 3.2(a)(i), the Cash Consideration; or

(ii)	in the case of a MAG Share for which the Share Election was made under Section 3.2(a)(ii) or deemed to have been made under Sections 3.2(b) or 5.1(b), the Share Consideration,

in each case subject to proration in accordance with Section 3.3, and in respect of the MAG Shares so transferred:

(iii)	the holder of such MAG Share shall cease to be the holder thereof or to have any rights in respect of such MAG Share other than the right to receive the consideration to which they are entitled under this Section 3.1(d);

(iv)	such holder’s name shall be removed from the register maintained by or on behalf of MAG in respect of the MAG Shares;

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(v)	such holder shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to effect the transfer of such MAG Share; and
(vi)	the name of Pan American shall be added to the register maintained by or on behalf of MAG in respect of the MAG Shares as the holder of such MAG Share,

it being expressly provided that the events provided for in this Section 3.1 shall be deemed to occur on the Effective Date, notwithstanding that certain procedures related thereto may not be completed until after the Effective Date.

3.2                         Election

With respect to the transfer of MAG Shares by MAG Shareholders under Section 3.1(d):

(a)	each MAG Shareholder, other than a Dissenting Shareholder shall, by depositing with the Depositary prior to the Election Deadline a duly completed Letter of Transmittal and Election Form together with the certificates representing all MAG Shares held, indicate:

(i)	the number of MAG Shares for which the MAG Shareholder elects to receive Cash Consideration (the “Cash Election”); and

(ii)	the number of MAG Shares for which the MAG Shareholder elects to receive Share Consideration (the “Share Election”),

in each case subject to proration in accordance with Section 3.3;

(b)	any MAG Shareholder who does not deposit with the Depositary a duly completed Letter of Transmittal and Election Form prior to the Election Deadline or otherwise fails to fully comply with the requirements of Section 3.2(a) shall be deemed to have made the Share Election for all MAG Shares held;

(c)	any deposit of a Letter of Transmittal and Election Form and the accompanying certificate(s) representing MAG Shares may be made at the address of the Depositary specified in the Letter of Transmittal and Election Form; and

(d)	any registered MAG Shareholder who holds MAG Shares as a nominee, custodian, depositary, trustee or in any other representative capacity for beneficial owners of MAG Shares may submit a separate Letter of Transmittal and Election Form in accordance with the instructions of such beneficial owner for each such beneficial owner.

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3.3                         Proration

With respect to payment of Cash Consideration and Share Consideration to the MAG Shareholders under Section 3.1(d):

(a)	subject to Section 3.6, the cash payable to MAG Shareholders under Section 3.1(d) shall equal the Aggregate Cash Consideration;

(b)	if the total of all Cash Consideration that would otherwise be payable in respect of MAG Shares for which a Cash Election is made (the “Cash Election Shares”) exceeds the Aggregate Cash Consideration, then the consideration payable under Section 3.1(d)(i) for each Cash Election Share shall consist of:

(i)	a cash payment in an amount equal to the Aggregate Cash Consideration divided by the aggregate number of Cash Election Shares; and

(ii)	a fraction of a Pan American Share equal to the amount by which the MAG Share Purchase Price exceeds the cash payment described in Section 3.3(b)(i) divided by the Pan American Share Value;

(c)	if the total of all Cash Consideration payable in respect of the Cash Election Shares is less than the Aggregate Cash Consideration, then the consideration payable under Section 3.1(d)(ii) for each MAG Share in respect of which a Share Election is made (a “Share Election Share”) shall consist of:

(i)	a cash payment of $0.0001;

(ii)	a cash payment in an amount equal to the amount by which the Aggregate Cash Consideration exceeds the sum of all Cash Consideration payable in respect of the Cash Election Shares divided by the aggregate number of Share Election Shares; and

(iii)	a fraction of a Pan American Share equal to the amount by which the MAG Share Purchase Price exceeds the sum of the cash payments described in Sections 3.3(c)(i) and 3.3(c)(ii) all divided by the Pan American Share Value.

3.4                         Deemed Fully Paid and Non-Assessable Shares

All Pan American Shares issued pursuant hereto shall be deemed to be validly issued and outstanding as fully paid and non-assessable shares for all purposes of the BCBCA.

3.5                         No Fractional Share Consideration

In any case where the aggregate number of Pan American Shares issuable to a particular MAG Shareholder under this Plan of Arrangement would, but for this provision, include a fraction of a Pan American Share, the aggregate number of Pan American Shares issuable to such MAG Shareholder shall be rounded up or down to the nearest whole number. All calculations of the number Pan American Shares issuable in respect of a MAG Share under this Plan of Arrangement shall be rounded up or down to four decimal places.

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3.6                         No Fractional Cash Consideration

In any case where the aggregate amount of cash payable to a particular MAG Shareholder under this Plan of Arrangement would, but for this provision, include a fraction of a cent, the consideration payable shall be rounded up to the nearest whole cent. For greater certainty, the aggregate amount cash paid in consideration for the MAG Shares may exceed the Aggregate Cash Consideration as a result of such rounding.

3.7                         Section 85 Election

An Eligible Holder who is entitled to receive Pan American Shares under Section 3.1(d) shall be entitled to make a joint income tax election, pursuant to subsection 85(1) of the Tax Act (and any analogous provision of provincial income tax law) (a “Section 85 Election”) with respect to the disposition of MAG Shares under this Plan of Arrangement by providing two signed copies of the necessary joint election forms to an appointed representative, as directed by Pan American, within 60 days after the Effective Date, duly completed with the details of the MAG Shares transferred and the applicable agreed amount for the purposes of such joint elections. Pan American shall, within 30 days after receiving the completed joint election forms from an Eligible Holder, and subject to such joint election forms being correct and complete and in compliance with requirements imposed under the Tax Act (or any analogous provision of provincial income tax law), sign and return such forms to such Eligible Holder. Neither MAG, Pan American nor any successor corporation shall be responsible for the proper completion and filing of any joint election form (except for the obligation to sign and return the duly completed joint election forms which are received within 60 days of the Effective Date) or for any taxes, interest or penalties arising as a result of the failure of an Eligible Holder to properly or timely complete and file such joint election forms in the form and manner prescribed by the Tax Act (or any applicable provincial legislation). In its sole discretion, Pan American or any successor corporation may choose to sign and return a joint election form received by it more than 60 days following the Effective Date, but shall have no obligation to do so.

3.8                         Calculations

All calculations and determinations made by Pan American, MAG or the Depositary, as applicable, for the purposes of this Plan of Arrangement shall be conclusive, final, and binding.

3.9                         Adjustments to Consideration

The Consideration payable to a MAG Shareholder pursuant to Section 3.1(d) shall be adjusted to reflect fully the effect of any stock split, reverse split, dividend (including any dividend or distribution of securities convertible into MAG Shares, but excluding any MAG Quarterly Dividend), consolidation, reorganization, recapitalization or other like change with respect to MAG Shares effected in accordance with the terms of the Arrangement Agreement occurring after the date of the Arrangement Agreement and prior to the Effective Time.

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Article 4
CERTIFICATES AND PAYMENTS

4.1                        Payment of Consideration

(a)	Following receipt of the Final Order and no later than the Business Day immediately prior to the Effective Date, Pan American shall deliver or cause to be delivered to the Depositary in escrow:

(i)	the aggregate number of Pan American Shares issuable to the MAG Shareholders in accordance with Section 3.1(d);

(ii)	the Aggregate Cash Consideration payable to the MAG Shareholders in accordance with Section 3.1(d);

(iii)	any additional Pan American Shares issuable to the MAG Shareholders on account of rounding in accordance with Section 3.5;

(iv)	any additional cash issuable to the MAG Shareholders on account of rounding in accordance with Section 3.6; and

(v)	the Dissent Amount.

(b)	Upon surrender to the Depositary for cancellation of a certificate (if any) which immediately prior to the Effective Time represented outstanding MAG Shares that were exchanged pursuant to Section 3.1(d), together with a duly completed and executed Letter of Transmittal and Election Form and such additional documents and instruments as the Depositary may reasonably require, the registered holder of the MAG Shares represented by such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such MAG Shareholder the Consideration that such MAG Shareholder has the right to receive under the Arrangement, less any amounts withheld pursuant to Section 4.4, and any certificate so surrendered shall forthwith be cancelled.

(c)	Until surrendered as contemplated by this Section 4.1, each certificate that immediately prior to the Effective Time represented MAG Shares shall be deemed after the Effective Time to represent only the right to receive, upon such surrender, the Consideration to which the holder thereof is entitled in lieu of such certificate as contemplated by Section 3.1 and this Section 4.1, less any amounts withheld pursuant to Section 4.4. Any such certificate formerly representing MAG Shares not duly surrendered on or before the sixth (6th) anniversary of the Effective Date shall:

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(i)	cease to represent a claim by, or interest of, any former holder of MAG Shares of any kind or nature against or in MAG or Pan American (or any successor to any of the foregoing); and

(ii)	be deemed to have been surrendered to Pan American and shall be cancelled.

(d)	Any payment made to a former MAG Securityholder by way of cheque by the Depositary pursuant to the Plan of Arrangement that has not been deposited or has been returned to the Depositary or that otherwise remains unclaimed, in each case, on or before the sixth (6th) anniversary of the Effective Date, and any right or claim to payment hereunder that remains outstanding on the sixth (6th) anniversary of the Effective Date, shall cease to represent a right or claim of any kind or nature and the right of the former MAG Securityholder to receive the consideration to which such holder is entitled pursuant to this Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to Pan American (or any successor of Pan American), for no consideration.

(e)	No MAG Securityholder shall be entitled to receive any consideration with respect to such MAG Securities other than the consideration to which such holder is entitled in accordance with Section 3.1 and this Section 4.1 and, for greater certainty, no such holder shall be entitled to receive any interest, dividends, premium or other payment in connection therewith.

(f)	Neither MAG nor Pan American, or any of their respective successors, will be liable to any person in respect of any Consideration (including any consideration previously held by the Depositary in trust for any such former holder) which is forfeited to MAG or Pan American or delivered to any public official pursuant to any applicable abandoned property, escheat or similar law.

4.2                         Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding MAG Shares that are ultimately entitled to Consideration pursuant to Section 3.1 shall have been lost, stolen or destroyed, upon the making of an affidavit or statutory declaration of that fact by the person claiming such certificate to be lost, stolen or destroyed and who was listed immediately prior to the Effective Time as the registered holder thereof on the securities registers maintained by or on behalf of MAG, the Depositary shall deliver in exchange for such lost, stolen or destroyed certificate, a certificate representing the Consideration that such holder is entitled to receive in exchange for such lost, stolen or destroyed certificate, provided the holder to whom the Consideration is to be delivered shall, as a condition precedent to the delivery, give a bond satisfactory to Pan American and the Depositary (acting reasonably) in such sum as Pan American and the Depositary may direct, or otherwise indemnify Pan American and the Depositary in a manner satisfactory to Pan American and the Depositary, acting reasonably, against any claim that may be made against Pan American or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed.

B-14

4.3                         Distributions with Respect to Unsurrendered Certificates

No dividend or other distribution declared or paid after the Effective Time with respect to Pan American Shares shall be delivered to the holder of any certificate formerly representing MAG Shares unless and until the holder of such certificate shall have complied with the provisions of Section 4.1. Subject to applicable Laws and to Section 4.1 at the time of such compliance, there shall, in addition to the delivery of the Consideration to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of any dividend or other distribution declared or made after the Effective Time with respect to the Pan American Shares to which such holder is entitled in respect of such holder’s Consideration.

4.4                         Withholding Rights

Pan American, MAG and the Depositary (in this section, the “payor”), shall each be entitled to deduct or withhold from any consideration or other amount payable (whether in cash or in kind) or otherwise deliverable to any holder or former holder of MAG Securities (including any payment to Dissenting Shareholders) such amounts as the payor may be required to deduct or withhold therefrom under any provision of applicable Laws in respect of Taxes. To the extent that any amounts so deducted or withheld are remitted to the appropriate Governmental Entity when required by Law, such amounts shall be treated for all purposes under this Plan of Arrangement as having been paid to the person to whom such amounts would otherwise have been paid. To the extent that the amount required to be deducted or withheld from any payment to any holder or former holder of MAG Shares exceeds the cash component, if any, of the Consideration otherwise payable to such holder, the payor may sell or otherwise dispose of such portion of the Consideration or other amount otherwise payable to such holder or former holder in the form of Pan American Shares as is necessary to provide sufficient funds (after deducting commissions payable, fees and other reasonable costs and expenses) to enable the payor to comply with such deduction and/or withholding requirements, and the payor shall notify such person thereof and remit the applicable portion of the net proceeds of such sale to the appropriate Governmental Entity and, if applicable, any portion of such net proceeds that is not required to be so remitted shall be paid to such person. Any such sale will be made in accordance with applicable Laws and at prevailing market prices, and Pan American shall not be under any obligation to obtain a particular price, or indemnify any person, in respect of a particular price, for the portion of the Pan American Shares or other securities, as applicable, so sold. No payor will be liable for any loss arising out of any sale arising under this Section 4.4.

B-15

Article 5
DISSENT RIGHTS

5.1                        Dissent Rights

Pursuant to the Interim Order, registered holders of MAG Shares as of the record date of the MAG Meeting may exercise rights of dissent (“Dissent Rights”) with respect to all MAG Shares held pursuant to and in strict compliance with the procedures set forth in Section 237 to 247 of the BCBCA, as modified by this Section 5.1, the Interim Order and the Final Order, in connection with the Arrangement; provided that, notwithstanding subsection 242(1) of the BCBCA, the written objection to the Arrangement Resolution referred to in subsection 242(1) of the BCBCA must be received by MAG not later than 5:00 p.m. (Vancouver time) on the Business Day that is two Business Days before the date of the MAG Meeting or any date to which the MAG Meeting may be postponed or adjourned and provided further that Dissenting Shareholders who:

(a)	are ultimately entitled to be paid fair value for their MAG Shares, which fair value shall be the fair value of such shares immediately before the approval of the Arrangement Resolution, shall be paid an amount equal to such fair value by MAG, which fair value shall be determined in accordance with the procedures applicable to the payout value set out in Sections 244 and 245 of the BCBCA except that Pan American may enter into the agreement with registered holders who exercise such Dissent Rights or apply to the Court, all as contemplated under Sections 244 and 245 of the BCBCA, in lieu of MAG and such Dissenting Shareholder will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such Dissenting Shareholder not exercised their Dissent Rights in respect of their MAG Shares; and

(b)	are ultimately not entitled, for any reason, to be paid fair value for their MAG Shares shall be deemed to have participated in the Arrangement, as of the Effective Time, on the same basis as a non-dissenting holder of MAG Shares and shall be entitled to receive only the Consideration contemplated in Section 3.1(d) hereof that such holder would have received pursuant to the Arrangement if such holder had not exercised Dissent Rights, and had made the Share Election for all MAG Shares held in accordance with Section 3.2, but in no case shall Pan American or MAG or any other person be required to recognize any holder of MAG Shares who exercises Dissent Rights as a holder of MAG Shares after the time that is immediately prior to the Effective Time, and the names of all such holders of MAG Shares who exercise Dissent Rights (and have not withdrawn such exercise of Dissent Rights prior to the Effective Time) shall be deleted from the register maintained by or on behalf of MAG in respect of the MAG Shares as holders of MAG Shares at the Effective Time and Pan American shall be recorded as the registered holder of such MAG Shares and shall be deemed to be the legal owner of such MAG Shares.

B-16

For greater certainty: (a) no holder of MAG Options, MAG DSUs, MAG PSUs, or MAG RSUs shall be entitled to Dissent Rights in respect of such holder’s MAG Options, MAG DSUs, MAG PSUs, or MAG RSUs, as applicable; and (b) in addition to any other restrictions in Section 238 of the BCBCA, no person who has voted MAG Shares, or instructed a proxyholder to vote such persons MAG Shares, in favour of the Arrangement Resolution shall be entitled to exercise Dissent Rights with respect to the Arrangement.

Article 6
AMENDMENTS and TERMINATION

6.1                         Amendments to the Plan of Arrangement

The Parties may amend, modify or supplement this Plan of Arrangement at any time and from time to time, provided that each such amendment, modification or supplement is:

(a)	agreed in writing by each of the Parties;

(b)	filed with the Court;

(c)	communicated to the MAG Shareholders, if and as required by the Court; and

(d)	approved by the MAG Shareholders, if and as required by the Court, unless the amendment, modification or supplement: (i) follows the MAG Meeting; (ii) only concerns a matter, in the opinion of the Parties, acting reasonably, of an administrative nature required to better implement the Plan of Arrangement; (iii) is not adverse to the financial or economic interests of the MAG Shareholders entitled to receive the Consideration under Section 3.1; and (iv) does not adversely affect the rights of any Dissenting Shareholders, in which case it need not be approved by the MAG Shareholders.

6.2                         Withdrawal of Plan of Arrangement

This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Arrangement Agreement.

6.3                         Effect of Termination

Upon the termination of this Plan of Arrangement pursuant to Section 8.2 of the Arrangement Agreement, no Party shall have any liability or further obligation to any other party hereunder other than as set out in the Arrangement Agreement.

B-17

Article 7
further assurances

7.1                         Further Assurances

Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur at the Effective Time in the order set out in this Plan of Arrangement without any further act or formality, each of the Parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order further to document or evidence any of the transactions or events set out herein.

7.2                         Paramountcy

From and after the Effective Time:

(a)	this Plan of Arrangement shall take precedence and priority over any and all rights related to MAG Securities issued prior to the Effective Time;

(b)	the rights and obligations of the holders of MAG Securities and any trustee and transfer agent therefor, shall be solely as provided for in this Plan of Arrangement; and

(c)	all actions, causes of actions, claims or proceedings (actual or contingent, and whether or not previously asserted) based on or in any way relating to MAG Securities shall be deemed to have been settled, compromised, released and determined without liability except as set forth herein.

Article 8
U.S. SECURITIES LAW MATTERS

8.1	U.S. Securities Law Matters

Notwithstanding any provision herein to the contrary, this Plan of Arrangement will be carried out with the intention that all Pan American Shares to be issued to MAG Shareholders in exchange for their MAG Shares pursuant to this Plan of Arrangement will be issued and exchanged in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof and exemptions from applicable U.S. state securities laws, and pursuant to the terms, conditions and procedures set forth in the Arrangement Agreement.

B-18

Appendix C
INTERIM ORDER

See attached.

C-1

SUPREME COURT
OF BRITISH COLUMBIA
VANCOUVER REGISTRY

JUN 06 2025

ENTERED

No. VLC-S-S-254233
Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTION 288 OF THE *BUSINESS CORPORATIONS ACT*, S.B.C. 2002, CHAPTER 57, AS AMENDED

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING
MAG SILVER CORP.
and PAN AMERICAN SILVER CORP.

MAG SILVER CORP.

PETITIONER

ORDER MADE AFTER APPLICATION

BEFORE Associate Judge Robertson	)))	June 6, 2025

ON THE APPLICATION of the Petitioner, MAG Silver Corp. ("**MAG**") for an Interim Order pursuant to its Petition filed on June 4, 2025.

[x] without notice coming on for hearing at Vancouver, British Columbia on June 6, 2025, and on hearing Alexandra Luchenko, counsel for the Petitioner, and upon reading the Petition herein and the Affidavit of George Paspalas sworn on June 4, 2025, and filed herein (the "**Paspalas Affidavit**"); and upon being advised that it is the intention of Pan American Silver Corp. ("**Pan American**") to rely upon Section 3(a)(10) of the United States Securities Act of 1933, as amended (the "**1933 Act**") as a basis for an exemption from the registration requirements of the 1933 Act with respect to securities of Pan American issued under the proposed Plan of Arrangement based on the Court's approval of the Arrangement;

THIS COURT ORDERS THAT:

DEFINITIONS

1. As used in this Interim Order, unless otherwise defined, terms beginning with capital letters have the respective meanings set out in the information circular entitled Notice of

1410-2821-8902

- 2 - Meeting and Management Information Circular for the Special Meeting of Shareholders (collectively, the "Circular") attached as Exhibit "A" to the Paspalas Affidavit. MEETING 2 . Pursuant to Sections 186 , 288 , 289 , 290 and 291 of the Business Corporations Act, S . 8 . C . , 2002 , c . 57 , as amended (the "BCBCA"), MAG is authorized and directed to call, hold and conduct a special meeting of the holders ("MAG Shareholders") of common shares of MAG ("MAG Shares") to be held at 9 : 00 a . m . (Vancouver time) on July 10 , 2025 at Suite 3500 - 1133 Melville Street, Vancouver, British Columbia, V 6 E 4 E 5 {the "Meeting") : (a) to consider and, if thought advisable, to pass, with or without variation, a special resolution (the "Arrangement Resolution") of the MAG Shareholders approving an arrangement (the "Arrangement") under Division 5 of Part 9 of the BCBCA, the full text of which is set forth in Appendix "A" to the Circular ; and (b) to transact such further or other business, including amendments to the foregoing, as may properly be brought before the Meeting or any adjournment or postponement thereof . 3. The Meeting will be called, held and conducted in accordance with the BCBCA, the Articles of MAG, applicable Securities Laws, and the Circular, subject to the terms of this Interim Order, and any further order of this Court, and the rulings and directions of the Chair of the Meeting, such rulings and directions not to be inconsistent with this Interim Order . ADJOURNMENT 4. Notwithstanding the provisions of the BCBCA and the Articles of MAG, and subject to the terms of the Arrangement Agreement, MAG, if it deems advisable, is specifically authorized to adjourn or postpone the Meeting on one or more occasions, without the necessity of first convening the Meeting or first obtaining any vote of the MAG Shareholders respecting such adjournment or postponement and without the need for approval of the Court . Notice of any such adjournments or postponements will be given by news release, newspaper advertisement, or by notice sent to MAG Shareholders by one of the methods specified in paragraphs 9 , 10 and 11 of this Interim Order .

- 3 - 5. The Record Date (as defined in paragraph 7 below) will not change in respect of any adjournments or postponements of the Meeting . AMENDMENTS 6. Prior to the Meeting, MAG is authorized to make such amendments, revisions or supplements to the proposed Arrangement and the Plan of Arrangement, in accordance with the terms of the Arrangement Agreement, without any additional notice to the MAG Shareholders, and the Arrangement and Plan of Arrangement as so amended, revised and supplemented will be the Arrangement and Plan of Arrangement submitted to the Meeting, and the subject of the Arrangement Resolution . RECORD DATE 7. The record date for determining the MAG Shareholders entitled to receive notice of, attend and vote at the Meeting will be close of business on June 2 , 2025 (the "Record Date") . NOTICE OF MEETING 8. The Circular is hereby deemed to represent sufficient and adequate disclosure, including for the purpose of Section 290 (1)(a) of the BCBCA, and MAG will not be required to send to the MAG Shareholders any other or additional statement pursuant to Section 290 (1)(a) of the BCBCA . 9. The Circular, the form of proxy, letter of transmittal and election form, the voting instruction form, and the Notice of Hearing of Petition (collectively referred to as the "Meeting Materials"), in substantially the same form as contained in Exhibits "A", "B" and "C" to the Paspalas Affidavit, with such deletions, amendments or additions thereto as counsel for MAG may advise are necessary or desirable, provided that such amendments are not inconsistent with the terms of this Interim Order, will be sent to : (a) the registered MAG Shareholders as they appear on the central securities register of MAG or the records of its registrar and transfer agent as at the close of business on the Record Date, the Meeting Materials to be sent at least twenty one (21) days prior to the date of the Meeting, excluding the date of mailing, delivery or transmittal and the date of the Meeting, by one or more of the following methods :

- 4 - (i) by prepaid ordinary or air mail addressed to the MAG Shareholders at their addresses as they appear in the applicable records of MAG or its registrar and transfer agent as at the Record Date ; (ii) by delivery in person or by courier to the addresses specified in paragraph 9 (a)(i) above; or (iii) by email or facsimile transmission to any MAG Shareholder who has previously identified himself, herself or itself to the satisfaction of MAG acting through its representatives, who requests such email or facsimile transmission and in accordance with such request ; (b) in the case of non - registered MAG Shareholders, by providing copies of the Meeting Materials to intermediaries and registered nominees for sending to such beneficial owners in accordance with the procedures prescribed by National Instrument 54 - 101 - Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators at least three (3) Business Days prior to the twenty - first ( 21 st ) day prior to the date of the Meeting ; and (c) the directors and auditors of MAG by mailing the Meeting Materials by prepaid ordinary mail, or by email or facsimile transmission, to such persons at least twenty - one (21) days prior to the date of the Meeting, excluding the date of mailing or transmittal ; and substantial compliance with this paragraph will constitute good and sufficient notice of the Meeting. 10. In the event that a postal strike, labour disruption, or similar or related event, prevents, delays, or otherwise interrupts the delivery of the Meeting Materials to MAG Shareholders, MAG shall also : (a) release a news release containing the following information: (i) the date, time, and location of the Meeting to which the Meeting Materials relate;

- 5 - (ii) a brief description of the Arrangement Resolution; (iii) a statement that electronic versions of the Circular, the form of proxy, letter of transmittal and election form, the voting instruction form, the Notice of Hearing of Petition, and all other proxy - related materials, as applicable : A. have been filed and are available on the SEDAR+ website at www.sedarplus.ca; and B. are posted in a prominent location on MAG's website; an explanation of how registered holders and beneficial owners can request from MAG or intermediaries, as applicable: (iv) A. the Circular, the form of proxy, letter of transmittal and election form and voting instruction form; B. the individual control number required to vote; and C. information on how to submit proxies to the reporting issuer or voting instructions to intermediaries in a manner that would not require the MAG Shareholder to use the postal service, including any deadline for return of the proxy or voting instructions ; (v) an email address and telephone number where a MAG Shareholder can request the information listed in item (a)(iii) above; (b) file the Circular and related materials on MAG's SEDAR+ profile at www.sedarplus.ca; and (c) make the Circular and related materials available for access on MAG's website. 11 . The Circular and Notice of Hearing of Petition in substantially the same form as contained in Exhibits "A" and "C", respectively, to the Paspalas Affidavit, with such deletions, amendments or additions thereto as counsel for MAG may advise are necessary or desirable, provided that such amendments are not inconsistent with the terms of this Interim Order (the " Notice Materials"), will be sent to holders of MAG options, restricted share units, performance

- 6 - share units and deferred share units (together with MAG Shareholders, "MAG Securityholders") by electronic mail at least twenty - one (21) days prior to the date of the Meeting, excluding the date of mailing or transmittal . 12. Accidental failure of or omission by MAG to give notice to any one or more MAG Securityholders or any other persons entitled thereto, or the non - receipt of such notice by one or more MAG Securityholders or any other persons entitled thereto, or any failure or omission to give such notice as a result of events beyond the reasonable control of MAG including, without limitation, any disruption or delay in, or the inability to use, postal or courier services due to a labour dispute or otherwise, will not constitute a breach of this Interim Order or a defect in the calling of the Meeting, and will not invalidate any resolution passed or proceeding taken at the Meeting, but if any such failure or omission is brought to the attention of MAG, then it will use reasonable best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances . 13. Provided that notice of the Meeting is given and the Meeting Materials and Notice Materials are provided to the MAG Securityholders and other persons entitled thereto in compliance with this Interim Order, the requirement of Section 290 (1)(b) of the BCBCA to include certain disclosure in any advertisement of the meeting is waived . DEEMED RECEIPT OF NOTICE 14. The Meeting Materials and Notice Materials will be deemed, for the purposes of this Interim Order, to have been served upon and received : (a) in the case of mailing pursuant to paragraph 9 (a)(i) above, the day, Saturdays, Sundays and holidays excepted, following the date of mailing ; (b) in the case of delivery in person pursuant to paragraph 9 (a)(ii) above, the day following personal delivery or, in the case of delivery by courier, the day following delivery to the person's address in paragraph 9 (a)(i) above ; and (c) in the case of any means of transmitted, recorded or electronic communication pursuant to paragraph 9(a)(iii) above, when dispatched or delivered for dispatch.

- 7 - UPDATING MEETING MATERIALS 15. Notice of any amendments, updates or supplement to any of the information provided in the Meeting Materials and Notice Materials may be communicated to the MAG Securityholders or other persons entitled thereto by news release, newspaper advertisement or by notice sent to the MAG Securityholders or other persons entitled thereto by any of the means set forth in paragraphs 9 , 10 and 11 of this Interim Order, as determined to be the most appropriate method of communication by the Board of Directors of MAG . QUORUM AND VOTING 16. The quorum required at the Meeting will be two persons who are, or who represent by proxy, MAG Shareholders who, in the aggregate, hold at least 5 % of the issued shares entitled to be voted at the Meeting . 17. The vote required to pass the Arrangement Resolution will be the affirmative vote of at least two - thirds of the votes cast by MAG Shareholders present in person or represented by proxy and entitled to vote at the Meeting, voting together as one class on the basis of one vote per MAG Share held . 18. In all other respects, the terms, restrictions and conditions set out in the articles of MAG will apply in respect of the Meeting . PERMITTED ATTENDEES 19. The only persons entitled to attend the Meeting will be (i) the MAG Shareholders or their respective proxyholders as of the Record Date, (ii) MAG's directors, officers, auditors and advisors, (iii) representatives of Pan American, and (iv) any other person admitted on the invitation of the Chair of the Meeting or with the consent of the Chair of the Meeting, and the only persons entitled to be represented and to vote at the Meeting will be the MAG Shareholders as at the close of business on the Record Date, or their respective proxyholders . SCRUTINEERS 20. Representatives of MAG's registrar and transfer agent (or any agent thereof) are authorized to act as scrutineers for the Meeting .

- 8 - SOLICITATION OF PROXIES 21. MAG is authorized to use the form of proxy, the letter of transmittal and election form and the voting instruction form in connection with the Meeting, in substantially the same form as attached as Exhibit "B" to the Paspalas Affidavit . MAG is authorized, at its expense, to solicit proxies, directly and through its officers, directors and employees, and through such agents or representatives as it may retain for the purpose, and by mail or such other forms of personal or electronic communication as it may determine . 22. The procedure for the use of proxies at the Meeting will be as set out in the Meeting Materials . MAG may in its discretion waive the time limits for the deposit of proxies by MAG Shareholders if MAG deems it advisable to do so, such waiver to be endorsed on the proxy by the initials of the Chair of the Meeting . DISSENT RIGHTS 23. Each registered MAG Shareholder at the Record Date will have the right to dissent in respect of the Arrangement Resolution in accordance with the provisions of Sections 237 to 247 of the BCBCA, as modified by the terms of this Interim Order, the Plan of Arrangement and the Final Order. 24. Registered MAG Shareholders will be the only MAG Shareholders entitled to exercise rights of dissent . A beneficial holder of MAG Shares registered in the name of a broker, custodian, trustee, nominee or other intermediary who wishes to dissent must make arrangements for the registered MAG Shareholder to dissent on behalf of the beneficial holder of MAG Shares or, alternatively, make arrangements to become a registered MAG Shareholder . 25. In order for a registered MAG Shareholder to exercise such right of dissent (the "Dissent Right'): (a) a Dissenting Shareholder must deliver a written notice of dissent which must be received by MAG at Blake, Cassels & Graydon LLP, Suite 3500 - 1133 Melville Street by 5 : 00 p . m . (Vancouver time) on July 8 , 2025 or, in the case of any adjournment or postponement of the Meeting, the date which is two business days prior to the date of the Meeting ;

- 9 - (b) a vote against the Arrangement Resolution or an abstention will not constitute written notice of dissent; (c) a Dissenting Shareholder must not have voted his, her or its MAG Shares at the Meeting, either by proxy or in person, in favour of the Arrangement Resolution; (d) a Dissenting Shareholder must dissent with respect to all of the MAG Shares held by such person; and (e) the exercise of such Dissent Right must otherwise comply with the requirements of Sections 237 to 247 of the BCBCA, as modified by the Plan of Arrangement, this Interim Order and the Final Order . 26. Notice to the MAG Shareholders of their Dissent Right with respect to the Arrangement Resolution will be given by including information with respect to the Dissent Right in the Circular to be sent to MAG Shareholders in accordance with this Interim Order . 27. Subject to further order of this Court, the rights available to the MAG Shareholders under the BCBCA and the Plan of Arrangement to dissent from the Arrangement will constitute full and sufficient Dissent Rights for the MAG Shareholders with respect to the Arrangement . APPLICATION FOR FINAL ORDER 28. Upon the approval, with or without variation, by the MAG Shareholders of the Arrangement, in the manner set forth in this Interim Order, MAG may apply to this Court for, inter alia, an order : (a) pursuant to BCBCA Sections 291(4)(a) and 295, approving the Arrangement; and (b) pursuant to BCBCA Section 291 (4)(c) declaring that the terms and conditions of the Arrangement, and the exchange of MAG Shares for the consideration are procedurally and substantively fair and reasonable to those who will receive the Consideration in exchange for the MAG Shares (collectively, the "Final Order"),

- 10 - and the hearing of the Final Order will be held on July 14 , 2025 at 9 : 45 a . m . (Vancouver time) at the Courthouse at 800 Smithe Street, Vancouver, British Columbia or as soon thereafter as the hearing of the Final Order can be heard, or at such other date and time as this Court may direct . The hearing of the Petition in this matter is hereby adjourned to July 14 , 2025 . This Court has been advised that the Final Order, if granted, will be relied upon by Pan American as the basis for exemption from the registration requirements of the 1933 Act pursuant to Section 3 (a)(10) thereof with respect to the issuance of securities in the exchange . 29. The form of Notice of Hearing of Petition attached to the Paspalas Affidavit as Exhibit "C" is hereby approved as the form of Notice of Proceedings for such approval . Any MAG Securityholder or any other interested person has the right to appear (either in person or by counsel) and make submissions at the hearing of the application for the Final Order, subject to the terms of this Interim Order . 30. Any MAG Securityholder or other interested person seeking to appear at the hearing of the application for the Final Order must : (a) file and deliver a Response to Petition (a "Response") in the form prescribed by the Supreme Court Civil Rules, and a copy of all affidavits or other materials upon which they intend to rely, to the Petitioner's solicitors at : Blake, Cassels & Graydon LLP Barristers and Solicitors 1133 Melville Street Suite 3500, The Stack Vancouver, BC V6E 4E5 Attention: Alexandra Luchenko by or before 4:00 p.m. (Vancouver time) on July 10, 2025. 31 . Sending the Notice of Hearing of Petition and this Interim Order in accordance with paragraphs 9 , 10 and 11 of this Interim Order will constitute good and sufficient service of this proceeding and no other form of service need be made and no other material need be served on persons in respect of these proceedings . In particular, service of the Petition herein and the accompanying Affidavit and additional Affidavits as may be filed, is dispensed with .

- 11 - 32. In the event the hearing for the Final Order is adjourned, only those persons who have filed and delivered a Response in accordance with this Interim Order need be provided with notice of the adjourned hearing date and any filed materials. VARIANCE 33. Subject to the terms of the Arrangement Agreement, MAG will be entitled, at any time, to apply to vary this Interim Order or for such further order or orders as may be appropriate . 34. To the extent of any inconsistency or discrepancy between this lnter l m Order and the Circular, the BCBCA, applicable Securities Laws or the articles of MAG, this Interim Order will govern . THE FOLLOWING PARTIES APPROVE THE FORM OF THIS INTERIM ORDER AND CONSENT TO EACH OF THE ORDERS, IF ANY, THAT ARE IND ] CATED ABOVE AS BEING BY CONSENT : Si atu of lawyer for Petitioner Alexandra Luchenko EGI � e - /

No. V l.. C - S - '.) - 2 � L.J 2 3 · 3 Vancouver Registry IN THE SUPREME COURT OF BRITISH COLUMBIA IN THE MATTER OF SECTION 288 OF THE BUSINESS CORPORAT l ONS ACT, S.B.C. 2002, CHAPTER 57, AS AMENDED AND MAG SILVER CORP. and PAN AMERICAN SILVER CORP. MAG SILVER CORP. PETITIONER ORDER MADE AFTER APPLICATION Alexandra Luchenko Blake, Cassels & Graydon LLP Barristers and Solicitors 1133 Melville Street Suite 3500, The Stack Vancouver, BC V6E 4E5 (604) 631 - 3300 Agent: Dye & Durham

Appendix D
PETITION AND Notice of Hearing of Petition for Final Order

See attached.

D-1

D - 1 APPENDIX D PETITION AND NOTICE OF HEARING OF PETITION FOR FINAL ORDER See attached.

SUPREME COURT
OF BRITISH COLUMBIA
VANCOUVER REGISTRY
JUN 04 2025

S=254233

No.
Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTION 288 OF THE *BUSINESS CORPORATIONS ACT*, S.B.C. 2002, CHAPTER 57, AS AMENDED

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING
MAG SILVER CORP.
and PAN AMERICAN SILVER CORP.

MAG SILVER CORP.

PETITIONER

PETITION TO THE COURT

The address of the registry is: 800 Smithe Street, Vancouver, BC, V6Z 2E1

The Petitioner estimates that the hearing of the petition will take 20 minutes.

This matter is not an application for judicial review.

This proceeding has been started by the petitioner for the relief set out in Part 1 below, by

MAG Silver Corp. (the petitioner)

If you intend to respond to this petition, you or your lawyer must

(a) file a response to petition in Form 67 in the above-named registry of this court within the time for response to petition described below, and

(b) serve on the petitioner(s)

(i) 2 copies of the filed response to petition, and

(ii) 2 copies of each filed affidavit on which you intend to rely at the hearing.

Orders, including orders granting the relief claimed, may be made against you, without any further notice to you, if you fail to file the response to petition within the time for response.

Time for response to petition

A response to petition must be filed and served on the petitioner,

1393-7448-3478

The ADDRESS FOR SERVICE of the petitioner is: Blake, Cassels & Graydon LLP Barristers and Solicitors 1133 Melville Street Suite 3500, The Stack Vancouver, BC V6E 4E5 Attention: Alexandra Luchenko (1) Fax number address for service (if any) of the petitioner: N/A E - mail address for service (if any) of the petitioner: vancouver.service@blakes.com and alexandra.luchenko@blakes.com The name and office address of the petitioner's lawyer is: Blake, Cassels & Graydon LLP Barristers and Solicitors 1133 Melville Street Suite 3500, The Stack Vancouver, BC V6E 4E5 Attention: Alexandra Luchenko (2) - 2 - (a) if you were served with the petition anywhere in Canada, within 21 days after that service, (b) if you were served with the petition anywhere in the United States of America, within 35 days after that service, (c) if you were served with the petition anywhere else, within 49 days after that service, or (d) if the time for response has been set by order of the court, within that time. CLAIM OF THE PETITIONER Part 1 : ORDERS SOUGHT The Petitioner, MAG Silver Corp . ("MAG") applies for : 1. An order (the "Interim Order") pursuant to sections 186 and 288 to 297 of the Business Corporations Act, S . B . C . , 2002 , c . 57 , as amended (the "BCBCA") in the form attached as Appendix "A" to this Petition ; 2. An order (the "Final Order") pursuant to sections 288 - 297 of the BCBCA : (a) approving an arrangement (the "Arrangement"), more particularly described in the plan of arrangement (the "Plan of Arrangement"), involving MAG and Pan

- 3 - American Silver Corp . ("Pan American") . The Plan of Arrangement is attached as Appendix "B" to the management information circular entitled Notice of Meeting and Management Information Circular for Special Meeting of Shareholders (collectively, the "Circular''), attached as Exhibit "A" to the Affidavit of George Paspalas sworn on June 4 , 2025 , and filed herein (the "Paspalas Affidavit") ; and, (b) declaring that the terms and conditions of the Arrangement and the exchange of MAG Shares for the Consideration (as defined below) to be effected thereby are procedurally and substantively fair and reasonable to those who will receive the Consideration in exchange for MAG Shares ; and 3 . Such further and other relief as counsel for the Petitioner may advise and the Court may deem just . Part 2: FACTUAL BASIS DEFINITIONS 1. As used in this Petition, unless otherwise defined herein, terms beginning with capital letters have the respective meanings set out in the Circular . THE PETITIONER 2. MAG's address for service for the purpose of this proceeding is at Suite 3500 - 1133 Melville Street, Vancouver, British Columbia, Canada, V 6 E 4 E 5 - Attention : Alex Luchenko . 3. MAG is a growth - oriented Canadian mining and exploration company focused on advancing high - grade, district scale precious metals projects in the Americas . MAG's key asset is its 44 % interest in the Juanicipio Mine in Mexico (the "Juanicipio Mine") . The registered and head office of MAG is at Suite 801 - 815 West Hastings Street, Vancouver, British Columbia, Canada, V 6 C 1 B 4 . 4. The common shares in the capital of MAG (the "MAG Shares") are listed and traded on the Toronto Stock Exchange (the "TSX") and the NYSE American LLC (the "NYSE American") under the symbol "MAG" .

- 4 - THE ACQUIROR 5. Pan American is a leading producer of silver, gold and base metals in the Americas, operating mines in Canada, Mexico, Peru, Brazil, Bolivia, Chile and Argentina . Pan American has been operating in the Americas for over three decades . The registered and head office of Pan American is at Suite 2100 - 733 Seymour Street, Vancouver, British Columbia, V 6 B 0 S 6 . The common shares in the capital of Pan American (the "Pan American Shares") are listed and traded on the TSX and the New York Stock Exchange ("NYSE") under the symbol "PAAS" . OVERVIEW OF THE ARRANGEMENT 6. MAG proposes, in accordance wtth Sections 186 , 288 , 289 , 290 and 291 of the BCBCA, to call, hold and conduct a special meeting of the MAG Shareholders at 9 : 00 a . m . (Vancouver time) on July 10 , 2025 (the "Meeting"), at Suite 3500 - 1133 Melville Street, Vancouver, British Columbia, Canada, V 6 E 4 E 5 , whereat, among other things, the MAG Shareholders will be asked to consider, and if deemed advisable, pass, with or without variation, a special resolution substantially in the form attached as Appendix "A" to the Circular (the "Arrangement Resolution") approving, with or without variation, the Arrangement . 7. In summary, if the Arrangement is completed, Pan American will acquire all of the issued and outstanding MAG Shares that it does not already own in exchange for the Consideration (as defined below), subject to proration ; the MAG Shares will be delisted from the TSX and NYSE American ; and the newly issued Pan American Shares forming part of the Consideration will be listed on the TSX and NYSE . The listing of the Pan American Shares to be issued under the Arrangement on the TSX and NYSE is subject to the approval of the TSX and NYSE . 8. Pursuant to the Arrangement, each MAG Shareholder (other than a Dissenting Shareholder) shall be entitled to receive either (i) US $ 20 . 54 in cash for each MAG Share held (the "Cash Consideration") or (ii) US $ 0 . 0001 in cash and 0 . 755 of a Pan American Share for each MAG Share held (the "Share Consideration" and, together with the Cash Consideration, the "Consideration"), in each case subject to proration such that the aggregate Consideration paid to all MAG Shareholders consists of US $ 500 million in cash and the remaining Consideration paid in Pan American Shares . 9. In particular, pursuant to the Plan of Arrangement, each of the following transactions, among others, will occur in the following order commencing at the Effective Time :

- 5 - (a) each MAG Option outstanding immediately prior to the Effective Time shall be transferred by such holder to MAG in exchange for a cash payment equal to the amount (if any) by which the Cash Consideration in respect of each MAG Share underlying each MAG Option (less applicable withholdings) exceeds the exercise price of such MAG Option, and such MAG Option shall immediately be cancelled ; (b) each MAG DSU, MAG PSU, and MAG RSU outstanding immediately prior to the Effective Time shall be transferred by such holder to MAG in exchange for a cash payment equal to the Cash Consideration for each MAG DSU, MAG PSU, or MAG RSU (less applicable withholdings), respectively, and such MAG DSU, MAG PSU, or MAG RSU shall immediately be cancelled ; (c) each of the MAG Shares held by Dissenting Shareholders in respect of which Dissent Rights have been validly exercised shall be transferred without any further act or formality to Pan American in consideration for a debt claim against Pan American for the amount determined under Article 5 of the Plan of Arrangement, and such Dissenting Shareholders shall cease to be the holders of such MAG Shares and to have any rights as holders of such MAG Shares other than the right to be paid fair value for such MAG Shares ; (d) concurrently with the step described in paragraph (e) below, subject to proration in accordance with the Plan of Arrangement, each MAG Share in respect of which a MAG Shareholder has elected for Cash Consideration outstanding immediately prior to the Effective Time shall, without any further action by or on behalf of a holder of MAG Shares, be transferred by the holder thereof to Pan American in exchange for the Cash Consideration from Pan American, and the holders of such MAG Shares shall cease to be the holders thereof and to have any rights as holders of such MAG Shares other than the right to be paid the Consideration by the Depositary in accordance with the Plan of Arrangement ; and (e) concurrently with the step described in paragraph (d) above, subject to proration in accordance with the Plan of Arrangement, each MAG Share in respect of which a MAG Shareholder has elected for Share Consideration or for which no election was made outstanding immediately prior to the Effective Time (other

- 6 - than MAG Shares held by Dissenting Shareholders in respect of which Dissent Rights have been validly exercised as described in paragraph (c) above) shall, without any further action by or on behalf of a holder of MAG Shares, be transferred by the holder thereof to Pan American in exchange for the Share Consideration from Pan American and the holders of such MAG Shares shall cease to be holders thereof and to have any rights as holders of such MAG Shares other than the right to be paid the Consideration by the Depositary in accordance with the Plan of Arrangement . 10. On completion of the Arrangement, MAG will be a wholly - owned subsidiary of Pan American. BACKGROUND TO ARRANGEMENT 11. The terms of the Arrangement and the provisions of the Arrangement Agreement are the result of extensive arm's length negotiations conducted between representatives of MAG and Pan American . The material meetings, negotiations, discussions and actions among the parties that preceded the execution and public announcement of the Arrangement Agreement are summarized in the Circular in the section entitled "Background to the Arrangement" . FAIRNESS OF THE ARRANGEMENT 12. The board of directors of MAG (the "MAG Board") formed a special committee of independent directors (the "Special Committee") to review, consider, assess and examine the Arrangement and any strategic alternatives that may offer greater value to MAG Shareholders . 13. The Special Committee engaged Raymond James to evaluate the fairness, from a financial point of view, of the Consideration provided for pursuant to the Arrangement Agreement . On May 11 , 2025 , at a meeting of the Special Committee held to evaluate the proposed Arrangement, Raymond James rendered an oral opinion, confirmed by delivery of a written opinion dated May 11 , 2025 (the "Raymond James Opinion") to the Special Committee to the effect that, as of such date and based on and subject to various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken, the Consideration (as set forth in the opinion) provided for pursuant to the Arrangement Agreement was fair, from a financial point of view, to the MAG Shareholders .

- 7 - 14. In connection with its evaluation of the Arrangement, the MAG Board also received an opinion from BMO Nesbitt Burns Inc . (the "BMO Opinion") that, as of May 11 , 2025 , and subject to the assumptions, limitations and qualification contained in the BMO Opinion, the Consideration to be received by the MAG Shareholders pursuant to the Arrangement Agreement is fair, from a financial point of view, to the MAG Shareholders . The MAG Board additionally received an opinion from GenCap Mining Advisory Ltd . (the "GenCap Opinion") that, as of May 11 , 2025 , and subject to the assumptions, limitations and qualification contained in the GenCap Opinion, the Consideration to be received by the MAG Shareholders pursuant to the Arrangement Agreement is fair, from a financial point of view, to the MAG Shareholders . The BMO Opinion and GenCap Opinion were each only one of many factors considered by the MAG Board in evaluating the Arrangement . 15. Copies of the BMO Opinion, GenCap Opinion, and Raymond James Opinion (collectively, the "Fairness Opinions"), are included in the Circular as Appendices "E", "F", and "G", respectively . 16. In evaluating and unanimously determining that the Arrangement is in the best interests of MAG and is fair to the MAG Shareholders, the Special Committee and MAG Board gave careful consideration to : the terms and conditions of the Arrangement Agreement ; the benefits and risks associated with the Arrangement ; other strategic alternatives and options available to MAG (including the current and expected future business of MAG) ; the Fairness Opinions ; and the impact of the Arrangement on other stakeholders of the Company . Some of the principal reasons for this conclusion include : (a) Attractive Immediate Premium : Immediate value uplift of approximately 21 % and 27% , respectively, on a prorated basis to the closing pric :; e and the 20 - day VWAP of the MAG Shares on the NYSE American ending May 9 , 2025 ; (b) Optionality for Shareholders : As described above, the MAG Shareholders have the option to receive either the Cash Consideration or Share Consideration, subject to proration ; (c) Diversified Exposure and Growth Opportunities : Exposure to Pan American's diversified portfolio of ten silver and gold mines across seven countries and a proven track record of success in exploration, project - development and mining operations ;

- 8 - (d) Portfolio Participation : Enlarged growth pipeline with exposure to Pan American's La Colorada Skarn project in Mexico and the potential reopening of Pan American's 100% - owned Escobal mine, one of the world's best silver mines with past production of 20 Moz of silver per year ; (e) Continued Exposure to Juanicipio : The Arrangement prov· 1 des MAG Shareholders with the opportunity to maintain exposure to the Juanicipio Mine, which continues to demonstrate strong operational performance and resource potential ; (f) Derisking : Significantly de - risks MAG Shareholders' exposure by converting a concentrated interest in the Juanicipio Mine into equity ownership of Pan American, a diversified, leading silver producer with meaningful, long - term upside ; (g) Financial Strength and Robust Returns : Equity participation in a well capitalized, value driven, large - cap silver producer known for returning capital to shareholders, with over $ 1 . 0 billion returned to shareholders via dividends and buybacks since 2010 ; (h) Increased Liquidity and Market Presence : Greater scale, lower risk and peer leading cash flows driving improved trading liquidity on U . S . and Canadian markets ; (i) Attractive Consideration : Eligible Holders who receive Pan American Shares may make a Section 85 Election to obtain a full or partial tax deferred rollover for Canadian income tax purposes in respect of the sale of the Eligible Holder's MAG Shares to Pan American ; U) Compelling Value Relative to Alternatives : MAG considered, and engaged with, potential strategic partners and acquirors and determined that it was unlikely that any of those parties would complete a transaction on terms that were superior to the Arrangement, concluding that the transaction with Pan American was in the best interests of MAG ; (k) Fairness Opinions: The Fairness Opinions state that, subject to and based on the considerations, assumptions and limitations described therein, the

- 9 - Consideration to be received by the Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders; (I} Support by Directors and Senior Officers : Pursuant to voting agreements, the directors and senior officers of MAG have agreed to vote all of their MAG Shares, including any MAG Shares issuable upon exercise or redemption of MAG Options and other convertible securities of MAG, in favour of the Arrangement ; (m) Ability to Respond to Unsolicited Superior Proposals : Under the terms of the Arrangement Agreement, the MAG Board will remain able to respond to any unsolicited bona fide written proposal that constitutes a "Superior Proposal" under the terms of the Arrangement Agreement, subject to a right to match and a break fee that is not expected to deter other potential interested buyers, if any ; (n) Negotiated Transaction : The Arrangement Agreement is the result of a comprehensive negotiation process with Pan American that was undertaken by MAG and its legal and financial advisors with the oversight of the Special Committee ; (o) Deal Certainty : Pan American's obligation to complete the Arrangement is subject to a limited number of conditions that MAG believes are reasonable in the circumstances ; (p) Role of the Special Committee : The evaluation and negotiation process was supervised by the Special Committee, which is composed entirely of independent directors and was advised by experienced and qualified financial and legal advisors . The Special Committee met regularly with financial and legal advisors . The Arrangement was unanimously recommended to the MAG Board by the Special Committee ; (q) Shareholder Approval : The Arrangement must be approved by not less than two - thirds of the votes cast by the MAG Shareholders present in person or represented by proxy at the Meeting ; (r) Regulatory Approval : The Arrangement must be approved by the Supreme Court of British Columbia, which will consider, among other things, the fairness and reasonableness of the Arrangement to the MAG Shareholders . The

- 10 - Arrangement requires clearance under the Competition Act (Canada) and COFECE Approval (Mexico); and, (s) Dissent Rights : The terms of the Plan of Arrangement provide that registered MAG Shareholders as of the Record Date who oppose the Arrangement may, upon compliance with certain conditions, exercise dissent rights . 17. The completion of the Arrangement is subject to various conditions, including approval by the MAG Shareholders in accordance with the terms of the Interim Order and approval by the Court . THE MEETING AND APPROVALS 18. The record date for determining the MAG Shareholders entitled to receive notice of, attend and vote at the Meeting is the close of business on June 2 , 2025 (the "Record Date") . 19. In connection with the Meeting, MAG intends to send to each MAG Shareholder a copy of the following material and documentation substantially in the form attached as Exhibits "A", "B" and "C" to the Paspalas Affidavit (the "Meeting Materials"): (a) the Circular (together with a cover letter to MAG Shareholders) which includes, among other things: (i) the Notice of Special Meeting of MAG Shareholders; (ii) a summary of the effects of the Arrangement; (iii) a summary of the reasons for the Recommendation; (iv) the text of the Arrangement Resolution; (v) copies of the Fairness Opinions; (vi) the Plan of Arrangement; (vii) a copy of the Interim Order; and (viii) the text of Division 2 of Part 8 of the BCBCA setting out the dissent provisions of the BCBCA;

- 11 - (b) the form of proxy, letter of transmittal and election form and voting instruction form; and (c) a copy of the Notice of Hearing of Petition. 20. The Meeting Materials will be sent to the MAG Shareholders and no later than twenty one (21) days before the Meeting . The Meeting Materials will be sent to holders of MAG Options, MAG RSUs, MAG PSUs and MAG DSUs via electronic mail . 21. All such documents may contain such amendments thereto as MAG may advise are necessary or desirable, provided such amendments are not inconsistent with the terms of the Interim Order . QUORUM AND VOTING 22. In accordance with the Articles of MAG, the quorum required at the Meeting will be two persons who are, or who represent by proxy, MAG Shareholders who, in the aggregate, hold at least 5 % of the issued shares entitled to be voted at the Meeting . 23. It is proposed that the vote required to pass the Arrangement Resolution will be the affirmative vote of at least 66 2 / 3 % of the votes cast by MAG Shareholders present in person or represented by proxy and entitled to vote at the Meeting . DISSENT RIGHTS 24. Each registered MAG Shareholder at the Record Date will have the right to dissent in respect of the Arrangement Resolution in accordance with the provisions of sections 237 to 247 of the BCBCA, as modified by the Plan of Arrangement, the Interim Order and the Final Order . Registered MAG Shareholders will be the only MAG Shareholders entitled to exercise rights of dissent . A beneficial holder of MAG Shares registered in the name of a broker, custodian, trustee, nominee or other intermediary who wishes to dissent must make arrangements for the registered MAG Shareholder to dissent on behalf of the beneficial holder of MAG Shares or, alternatively, make arrangements to become a registered MAG Shareholder . 25. In order for a registered MAG Shareholder to exercise such right of dissent (the "Dissent Right") :

- 12 - (a) a Dissenting Shareholder must deliver a written notice of dissent which must be received by MAG at Suite 3500 - 1133 Melville Street, Vancouver, British Columbia, Canada, V 6 E 4 E 5 - Attn : Alex Luchenko, or by email to alexandra . luchenko@blakes . com by 5 : 00 p . m . (Vancouver time) on July 8 , 2025 or two business days prior to any adjournment or postponement of the Meeting ; (b) a vote against the Arrangement Resolution or an abstention will not constitute written notice of dissent ; (c) a Dissenting Shareholder must not have voted his, her or its MAG Shares at the Meeting, either by proxy or in person, in favour of the Arrangement Resolution; {d) a Dissenting Shareholder must dissent with respect to all of the MAG Shares held by such person; and (e) the exercise of such Dissent Right must otherwise comply with the requirements of sections 237 to 247 of the BCBCA, as modified by the Plan of Arrangement, the Interim Order and the Final Order . 26. Notice to the MAG Shareholders of their Dissent Right with respect to the Arrangement Resolution will be given by including information with respect to the Dissent Right in the Circular to be sent to MAG Shareholders in accordance with the Interim Order . 27. Subject to further order of this Court, the rights available to the MAG Shareholders under the BCBCA and the Plan of Arrangement to dissent from the Arrangement will constitute full and sufficient Dissent Rights for the MAG Shareholders with respect to the Arrangement . UNITED STATES SECURITYHOLDERS 28. There are MAG Shareholders in the United States . The issuance of Pan American Shares in exchange for MAG Shares pursuant to the Arrangement has not been and will not be registered under the United States Securities Act of 1933 , as amended (the " 1933 Act") . MAG hereby advises the Court that , based upon the Final Order, Pan American intends to rely on the exemption from the registration requirements of the 1933 Act set forth in Section 3 (a)(10) thereof, with respect to the issuance of Pan American Shares pursuant to the Arrangement .

- 13 - 29 . In order to ensure that the issuance of Pan American Shares in exchange for MAG Shares pursuant to the Arrangement will be exempt from the registration requirements of the 1933 Act pursuant to Section 3 (a)(10) thereof, it is necessary that : (a) all persons entitled to receive Pan American Shares pursuant to the Arrangement are given adequate notice advising them of their rights to attend the hearing of the Court to approve the procedural and substantive fairness of the terms and conditions of the Arrangement and are provided with sufficient information necessary for them to exercise that right ; there cannot be any improper impediment to the appearance by such persons at the hearing of the Court to approve the Arrangement (though the requirement to file a notice of an intention to appeal, will not be considered to be such an impediment) ; (b) all persons entitled to receive Pan American Shares pursuant to the Arrangement are advised that such Pan American Shares have not been registered under the 1933 Act and will be issued by Pan American in reliance on the exemption from registration provided by Section 3 (a)(10) of the 1933 Act ; (c) the Interim Order specifies that each person entitled to receive Pan American Shares pursuant to the Arrangement will have the right to appear before the Court at the hearing of the Court to give approval of the Arrangement so long as they enter an appearance within a reasonable time ; and (d) the Court holds a hearing before approving the procedural and substantive fairness of the terms and conditions of the Arrangement and issuing the Final Order, the Court finds, prior to approving the Final Order, that the terms and conditions of the issuance of Pan American Shares in exchange for MAG Shares pursuant to the Arrangement are fair and reasonable to all persons who are entitled to receive Pan American Shares pursuant to the Arrangement ; and the Final Order expressly states that the terms and conditions of the issuance of Pan American Shares in exchange for MAG Shares pursuant to the Arrangement are fair and reasonable to all persons entitled to receive Pan American Shares pursuant to the Arrangement .

- 14 -

NO CREDITOR IMPACT

30. The Arrangement does not contemplate a compromise of any debt or any debt instruments of MAG and no creditor of MAG will be negatively affected by the Arrangement.

Part 3: LEGAL BASIS

1. Sections 186 and 288 to 297 the BCBCA;

2. Rules 2-1(2)(b), 4-4, 4-5, 8-1 and 16-1 of the *Supreme Court Civil Rules*;

3. Section 3(a)(10) of the *United States Securities Act of 1933*, as amended; and

4. The equitable and inherent jurisdiction of the Court.

Part 4: MATERIALS TO BE RELIED ON

The Petitioner will rely on:

1. Affidavit #1 of George Paspalas, made on June 4, 2025;

2. Affidavit #2 of George Paspalas, to be sworn; and

3. Such further and other material as counsel may advise and this Honourable Court may allow.

Date: June 4, 2025

Signature of lawyer for Petitioner
for Alexandra Luchenko

� 15 - To be completed by the court only: Order made [ ] in the terms requested in paragraphs ........................ of Part 1 of this petition [ ] w'th the following variations and additional terms: Date: ..... . .. [ddlmmmlyyyy] ......... Signature of [] Judge [] Associate Judge

� 16 - ENDORSEMENT ON ORIGINATING PETITION FOR SERVICE OUTSIDE BRITISH COLUMBIA The Petitioner claims the right to serve this Petition outside British Columbia on the grounds enumerated in Sections 10 (e) and 10 (h) of the Court Jurisdiction and Proceedings Transfer Act, that the proceeding : (e) concerns contractual obligations, and (i) the contractual obligations, to a substantial extent, were to be performed in British Columbia, (ii) by its express terms, the contract is governed by the law of British Columbia, or (iii) the contract (A) is for the purchase of property, services or both, for use other than in the course of the purchaser's trade or profession, and (B) resulted from a solicitation of business in British Columbia by or on behalf of the seller, and (h) concerns a business carried on in British Columbia.

APPENDIX "A" No. Vancouver Registry IN THE SUPREME COURT OF BRITISH COLUMBIA IN THE MATTER OF SECTION 288 OF THE BUSINESS CORPORATIONS ACT, S.B.C. 2002, CHAPTER 57, AS AMENDED AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING MAG SILVER CORP. and PAN AMERICAN SILVER CORP. MAG SILVER CORP. PETITIONER ORDER MADE AFTER APPLICATION BEFORE June 6, 2025 ON THE APPLICATION of the Petitioner, MAG Silver Corp. ("MAG") for an Interim Order pursuant to its Petition filed on June 4, 2025. [x] without notice coming on for hearing at Vancouver, British Columbia on June 6 , 2025 , and on hearing Alexandra Luchenko, counsel for the Petitioner, and upon reading the Petition herein and the Affidavit of George Paspalas sworn on June 4 , 2025 , and filed herein (the "Paspalas Affidavit") ; and upon being advised that it is the intention of Pan American Silver Corp . ("Pan American") to rely upon Section 3 (a)(10) of the United States Securities Act of 1933 , as amended (the " 1933 Act") as a basis for an exemption from the registration requirements of the 1933 Act with respect to securities of Pan American issued under the proposed Plan of Arrangement based on the Court's approval of the Arrangement ; THIS COURT ORDERS THAT: DEFINITIONS 1. As used in this Interim Order, unless otherwise defined, terms beginning with capital letters have the respective meanings set out in the information circular entitled Notice of 1410 - 2821 - 8902

- 2 - Meeting and Management Information Circular for the Special Meeting of Shareholders (collectively, the "Circular'') attached as Exhibit "A" to the Paspalas Affidavit. MEETING 2 . Pursuant to Sections 186 , 288 , 289 , 290 and 291 of the Business Corporations Act, S . B . C . , 2002 , c . 57 , as amended (the "BCBCA"), MAG is authorized and directed to call, hold and conduct a special meeting of the holders ("MAG Shareholders") of common shares of MAG ("MAG Shares") to be held at 9 : 00 a . m . (Vancouver time) on July 10 , 2025 at Suite 3500 - 1133 Melville Street, Vancouver, British Columbia, V 6 E 4 E 5 (the "Meeting") : (a) to consider and, if thought advisable, to pass, with or without variation, a special resolut[on (the "Arrangement Resolution") of the MAG Shareholders approving an arrangement (the "Arrangement") under Division 5 of Part 9 of the BCBCA, the full text of which is set forth in Appendix "A" to the Circular ; and (b) to transact such further or other business, including amendments to the foregoing, as may properly be brought before the Meeting or any adjournment or postponement thereof . 3. The Meeting will be called, held and conducted in accordance with the BCBCA, the Articles of MAG, applicable Securities Laws, and the Circular, subject to the terms of this Interim Order, and any further order of this Court, and the rulings and directions of the Chair of the Meeting, such rulings and directions not to be inconsistent with this Interim Order . ADJOURNMENT 4. Notwithstanding the provisions of the BCBCA and the Articles of MAG, and subject to the terms of the Arrangement Agreement, MAG, if it deems advisable, is specifically authorized to adjourn or postpone the Meeting on one or more occasions, without the necessity of first convening the Meeting or first obtaining any vote of the MAG Shareholders respecting such adjournment or postponement and without the need for approval of the Court . Notice of any such adjournments or postponements will be given by news release, newspaper advertisement, or by notice sent to MAG Shareholders by one of the methods specified in paragraphs 9 , 10 and 11 of this Interim Order .

- 3 - 5. The Record Date (as defined in paragraph 7 below) will not change in respect of any adjournments or postponements of the Meeting . AMENDMENTS 6. Prior to the Meeting, MAG is authorized to make such amendments, revisions or supplements to the proposed Arrangement and the Plan of Arrangement, in accordance with the terms of the Arrangement Agreement, without any additional notice to the MAG Shareholders, and the Arrangement and Plan of Arrangement as so amended, revised and supplemented will be the Arrangement and Plan of Arrangement submitted to the Meeting, and the subject of the Arrangement Resolution . RECORD DATE 7. The record date for determining the MAG Shareholders entitled to receive notice of, attend and vote at the Meeting will be close of business on June 2 , 2025 (the "Record Date") . NOTICE OF MEETING 8. The Circular is hereby deemed to represent sufficient and adequate disclosure, including for the purpose of Section 290 (1)(a) of the BCBCA, and MAG will not be required to send to the MAG Shareholders any other or additional statement pursuant to Section 290 (1)(a) of the BCBCA . 9. The Circular, the form of proxy, letter of transmittal and election form, the voting instruction form, and the Notice of Hearing of Petition (collectively referred to as the "Meeting Materials"), in substantially the same form as contained in Exhibits "A", "B" and "C" to the Paspalas Affidavit , with such deletions, amendments or additions thereto as counsel for MAG may advise are necessary or desirable, provided that such amendments are not i nconsistent with the terms of this Interim Order, will be sent to : (a) the registered MAG Shareholders as they appear on the central securities register of MAG or the records of its registrar and transfer agent as at the close of business on the Record Date, the Meeting Materials to be sent at least twenty one (21) days prior to the date of the Meeting, excluding the date of mailing, delivery or transmittal and the date of the Meeting, by one or more of the follow r ng methods :

- 4 - (i) by prepaid ordinary or air mail addressed to the MAG Shareholders at their addresses as they appear in the applicable records of MAG or its registrar and transfer agent as at the Record Date ; (ii) by delivery in person or by courier to the addresses specified in paragraph 9 (a)(i) above; or (iii) by email or facsimile transmission to any MAG Shareholder who has previously identified himself, herself or itself to the satisfaction of MAG acting through its representatives, who requests such email or facsimile transmission and in accordance with such request ; (b) in the case of non - registered MAG Shareholders, by providing copies of the Meeting Materials to intermediaries and registered nominees for sending to such beneficial owners in accordance with the procedures prescribed by National Instrument 54 - 101 - Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators at least three (3) Business Days prior to the twenty - first ( 21 st ) day prior to the date of the Meeting ; and (c) the directors and auditors of MAG by mailing the Meeting Materials by prepaid ordinary mail, or by email or facsimile transmission, to such persons at least twenty - one (21) days prior to the date of the Meeting, excluding the date of mailing or transmittal ; and substantial compliance with this paragraph will constitute good and sufficient notice of the Meeting. 10. In the event that a postal strike, labour disruption, or similar or related event, prevents, delays, or otherwise interrupts the delivery of the Meeting Materials to MAG Shareholders, MAG shall also : (a) release a news release containing the following information: (i) the date, time, and location of the Meeting to which the Meeting Materials relate;

- 5 - (ii) a brief description of the Arrangement Resolution; (iii) a statement that electronic versions of the Circular, the form of proxy, letter of transmittal and election form, the voting instruction form, the Notice of Hearing of Petition, and all other proxy - related materials, as applicable : A. have been filed and are available on the SEDAR+ website at www.sedarplus . c a; and B. are posted in a prominent location on MAG's website; an explanation of how registered holders and beneficial owners can request from MAG or intermediaries, as applicable: (iv) A. the Circular, the form of proxy , letter of transmittal and election form and voting instruction form; B. the individual control number required to vote; and C. information on how to submit proxies to the reporting issuer or voting instructions to intermediaries in a manner that would not require the MAG Shareholder to use the postal service, including any deadline for return of the proxy or voting i nstructions ; (v) an email address and telephone number where a MAG Shareholder can request the information listed in item (a)(iii) above; (b) file the Circular and related materials on MAG's SEDAR+ profile at www.sedarplus.ca; and (c) make the Circular and related materials available for access on MAG's website . 11 . The Circular and Notice of Hearing of Petition in substantially the same form as contained in Exhibits "A" and "C", respectively, to the Paspalas Affidavit, with such deletions, amendments or additions thereto as counsel for MAG may advise are necessary or desirable, provided that such amendments are not inconsistent with the terms of this Interim Order (the "Notice Materials"), will be sent to holders of MAG options, restricted share units, performance

- 6 - share units and deferred share units (together with MAG Shareholders, "MAG Securityholders") by electronic mail at least twenty - one (21) days prior to the date of the Meeting, excluding the date of mailing or transmittal . 12. Accidental failure of or omission by MAG to give notice to any one or more MAG Securityholders or any other persons entitled thereto, or the non - receipt of such notice by one or more MAG Securityholders or any other persons entitled thereto, or any failure or omission to give such notice as a result of events beyond the reasonable control of MAG including, without limitation, any disruption or delay in, or the inability to use, postal or courier services due to a labour dispute or otherwise, will not constitute a breach of this Interim Order or a defect in the calling of the Meeting, and will not invalidate any resolution passed or proceeding taken at the Meeting, but if any such failure or omission is brought to the attention of MAG, then it will use reasonable best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances . 13. Provided that notice of the Meeting is given and the Meeting Materials and Notice Materials are provided to the MAG Securityholders and other persons entitled thereto in compliance with this Interim Order, the requirement of Section 290 (1)(b) of the BCBCA to include certain disclosure in any advertisement of the meeting is waived . DEEMED RECEIPT OF NOTICE 14. The Meeting Materials and Notice Materials will be deemed, for the purposes of this Interim Order, to have been served upon and received : (a) in the case of mailing pursuant to paragraph 9(a)(i) above, the day, Saturdays, Sundays and holidays excepted, following the date of mailing; (b) in the case of delivery in person pursuant to paragraph 9 (a)(ii) above, the day following personal delivery or, in the case of delivery by courier, the day following delivery to the person's address in paragraph 9 (a)(i) above ; and (c) in the case of any means of transmitted, recorded or electronic communication pursuant to paragraph 9(a)(iii) above, when dispatched or delivered for dispatch.

- 7 - UPDATING MEETING MATERIALS 15. Notice of any amendments, updates or supplement to any of the information provided in the Meeting Materials and Notice Materials may be communicated to the MAG Securityholders or other persons entitled thereto by news release, newspaper advertisement or by notice sent to the MAG Securityholders or other persons entitled thereto by any of the means set forth in paragraphs 9 , 10 and 11 of this Interim Order, as determined to be the most appropriate method of communication by the Board of Directors of MAG . QUORUM AND VOTING 16. The quorum required at the Meeting will be two persons who are, or who represent by proxy, MAG Shareholders who, in the aggregate, hold at least 5 % of the issued shares entitled to be voted at the Meeting . 17. The vote required to pass the Arrangement Resolution will be the affirmative vote of at least two - thirds of the votes cast by MAG Shareholders present in person or represented by proxy and entitled to vote at the Meeting, voting together as one class on the basis of one vote per MAG Share held . 18. In all other respects, the terms, restrictions and conditions set out in the articles of MAG will apply in respect of the Meeting . PERMITTED ATTENDEES 19. The only persons entitled to attend the Meeting will be (i) the MAG Shareholders or their respective proxyholders as of the Record Date, (ii) MAG's directors, officers, auditors and advisors, (iii) representatives of Pan American, and (iv) any other person admitted on the invitation of the Chair of the Meeting or with the consent of the Chair of the Meeting, and the only persons entitled to be represented and to vote at the Meeting will be the MAG Shareholders as at the close of business on the Record Date, or their respective proxyholders . SCRUTINEERS 20. Representatives of MAG's registrar and transfer agent (or any agent thereof) are authorized to act as scrutineers for the Meeting .

- 8 - SOLICITATION OF PROXIES 21. MAG is authorized to use the form of proxy, the letter of transmittal and election form and the voting instruction form in connection with the Meeting, in substantially the same form as attached as Exhibit "B" to the Paspalas Affidavit . MAG is authorized, at its expense, to solicit proxies, directly and through its officers, directors and employees, and through such agents or representatives as it may retain for the purpose, and by mail or such other forms of personal or electronic communication as it may determine . 22. The procedure for the use of proxies at the Meeting will be as set out in the Meeting Materials . MAG may in its discretion waive the time limits for the deposit of proxies by MAG Shareholders if MAG deems it advisable to do so, such waiver to be endorsed on the proxy by the initials of the Chair of the Meeting . DISSENT RIGHTS 23. Each registered MAG Shareholder at the Record Date will have the right to dissent in respect of the Arrangement Resolution in accordance with the provisions of Sections 237 to 247 of the BCBCA, as modified by the terms of this Interim Order, the Plan of Arrangement and the Final Order . 24. Registered MAG Shareholders will be the only MAG Shareholders entitled to exercise rights of dissent . A beneficial holder of MAG Shares registered in the name of a broker, custodian, trustee, nominee or other intermediary who wishes to dissent must make arrangements for the registered MAG Shareholder to dissent on behalf of the beneficial holder of MAG Shares or, alternatively, make arrangements to become a registered MAG Shareholder . 25. In order for a registered MAG Shareholder to exercise such right of dissent (the "Dissent Right"): (a) a Dissenting Shareholder must deliver a written notice of dissent which must be received by MAG at Blake, Cassels & Graydon LLP, Suite 3500 - 1133 Melville Street by 5 : 00 p . m . (Vancouver time) on July 8 , 2025 or, in the case of any adjournment or postponement of the Meeting, the date which is two business days prior to the date of the Meeting ;

- 9 - (b) a vote against the Arrangement Resolution or an abstention will not constitute written notice of dissent; (c) a Dissenting Shareholder must not have voted his, her or its MAG Shares at the Meeting, either by proxy or In person, in favour of the Arrangement Resolution; (d) a Dissenting Shareholder must dissent with respect to all of the MAG Shares held by such person; and (e) the exercise of such Dissent Right must otherwise comply with the requirements of Sections 237 to 247 of the BCBCA, as modified by the Plan of Arrangement, this Interim Order and the Final Order . 26. Notice to the MAG Shareholders of their Dissent Right with respect to the Arrangement Resolution will be given by including information with respect to the Dissent Right in the Circular to be sent to MAG Shareholders in accordance with this Interim Order . 27. Subject to further order of this Court, the rights available to the MAG Shareholders under the BCBCA and the Plan of Arrangement to dissent from the Arrangement will constitute full and sufficient Dissent Rights for the MAG Shareholders with respect to the Arrangement . APPLICATION FOR FINAL ORDER 28. Upon the approval, with or without variation, by the MAG Shareholders of the Arrangement, in the manner set forth in this Interim Order, MAG may apply to this Court for, inter alia, an order : (a) pursuant to BCBCA Sections 291(4)(a) and 295, approving the Arrangement; and (b) pursuant to BCBCA Section 291 (4)(c) declaring that the terms and conditions of the Arrangement, and the exchange of MAG Shares for the consideration are procedurally and substantively fair and reasonable to those who will receive the Consideration in exchange for the MAG Shares (collectively, the "Final Order"),

- 10 - and the hearing of the Final Order will be held on July 14 , 2025 at 9 : 45 a . m . (Vancouver time) at the Courthouse at 800 Smithe Street, Vancouver, British Columbia or as soon thereafter as the hearing of the Final Order can be heard, or at such other date and time as this Court may direct . The hearing of the Petition in this matter is hereby adjourned to July 14 , 2025 . This Court has been advised that the Final Order, if granted, will be relied upon by Pan American as the basis for exemption from the registration requirements of the 1933 Act pursuant to Section 3 (a)(10) thereof with respect to the issuance of securities in the exchange . 29. The form of Notice of Hearing of Petition attached to the Paspalas Affidavit as Exhibit "C" is hereby approved as the form of Notice of Proceedings for such approval . Any MAG Securityholder or any other interested person has the right to appear (either in person or by counsel} and make submissions at the hearing of the application for the Final Order, subject to the terms of this Interim Order . 30. Any MAG Securityholder or other interested person seeking to appear at the hearing of the application for the Final Order must : (a) file and deliver a Response to Petition (a "Response") in the form prescribed by the Supreme Court Civil Rules, and a copy of all affidavits or other materials upon which they intend to rely, to the Petitioner's solicitors at : Blake, Cassels & Graydon LLP Barristers and Solicitors 1133 Melville Street Suite 3500, The Stack Vancouver, BC V6E 4E5 Attention: Alexandra Luchenko by or before 4:00 p.m. (Vancouver time) on July 10, 2025. 31 . Sending the Notice of Hearing of Petition and this Interim Order in accordance with paragraphs 9 , 10 and 11 of this Interim Order will constitute good and sufficient service of this proceeding and no other form of service need be made and no other material need be served on persons in respect of these proceedings . In particular, service of the Petition herein and the accompanying Affidavit and additional Affidavits as may be filed, is dispensed with .

- 11 - 32. In the event the hearing for the Final Order is adjourned, only those persons who have filed and delivered a Response in accordance with this Interim Order need be provided with notice of the adjourned hearing date and any filed materials . VARIANCE 33. Subject to the terms of the Arrangement Agreement, MAG will be entitled, at any time, to apply to vary this Interim Order or for such further order or orders as may be appropriate . 34. To the extent of any inconsistency or discrepancy between this Interim Order and the Circular, the BCBCA, applicable Securities Laws or the articles of MAG, this Interim Order will govern . THE FOLLOWING PARTIES APPROVE THE FORM OF THIS INTERIM ORDER AND CONSENT TO EACH OF THE ORDERS, IF ANY, THAT ARE INDICATED ABOVE AS BEING BY CONSENT : Signature of lawyer for Petitioner Alexandra Luchenko BY THE COURT REGISTRAR

No. Vancouver Registry IN THE SUPREME COURT OF BRITISH COLUMBIA IN THE MATTER OF SECTION 288 OF THE BUSINESS CORPORATIONS ACT, S.B.C. 2002, CHAPTER 57, AS AMENDED AND MAG SILVER CORP. and PAN AMERICAN SILVER CORP. MAG SILVER CORP. PETITIONER ORDER MADE AFTER APPLICATION Alexandra Luchenko Blake, Cassels & Graydon LLP Barristers and Solicitors 1133 Melville Street Suite 3500, The Stack Vancouver, BC V6E 4E5 (604) 631 - 3300 Agent: Dye & Durham

1411 - 4690 - 4854.2 No. S - 254233 Vancouver Registry IN THE SUPREME COURT OF BRITISH COLUMBIA IN THE MATTER OF SECTION 288 OF THE BUSINESS CORPORATIONS ACT , S.B.C. 2002, CHAPTER 57, AS AMENDED AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING MAG SILVER CORP. and PAN AMERICAN SILVER CORP. MAG SILVER CORP. PETITIONER NOTICE OF HEARING OF PETITION To : The holders (“ MAG Shareholders ”) of common shares (“ MAG Shares ”) of MAG Silver Corp . (“ MAG ”) And to : The holders of any of options to purchase MAG Shares, deferred share units granted by MAG, performance share units granted by MAG or restricted share units granted by MAG (collectively with the MAG Shareholders, the “ MAG Securityholders ”) NOTICE IS HEREBY GIVEN that a Petition has been filed by the Petitioner, MAG, in the Supreme Court of British Columbia (the “ Court ”) for approval of a plan of arrangement (the “ Arrangement ”), pursuant to the Business Corporations Act , S . B . C . , 2002 , c . 57 , as amended (the “ BCBCA ”) ; AND NOTICE IS FURTHER GIVEN that by an Interim Order Made After Application, pronounced by the Court on June 6 , 2025 , the Court has given directions as to the calling of a special meeting of the MAG Shareholders, for the purpose of, among other things, considering, and voting upon the special resolution to approve the Arrangement ; AND NOTICE IS FURTHER GIVEN that an application for a Final Order approving the Arrangement and for a determination that the terms and conditions of the Arrangement and the exchange of MAG Shares for common shares of Pan American Silver Corp . to be effected thereby are procedurally and substantively fair and reasonable to the MAG Securityholders, and shall be made before the presiding Judge in Chambers at the Courthouse, 800 Smithe Street, Vancouver, British Columbia on July 14 , 2025 at 9 : 45 am (Vancouver time), or as soon thereafter as counsel may be heard (the “ Final Application ”) ; AND NOTICE IS FURTHER GIVEN that the Final Order approving the Arrangement will, if made, serve as the basis of an exemption from the registration requirements of the United States Securities Act of 1933 , as amended, pursuant to Section 3 (a)(10) thereof with respect to securities issued under the Arrangement .

- 2 - IF YOU WISH TO BE HEARD, any person affected by the Final Order sought may appear (either in person or by counsel) and make submissions at the hearing of the Final Application if such person has filed with the Court at the Court Registry, 800 Smithe Street, Vancouver, British Columbia, a Response to Petition (“ Response ”) in the form prescribed by the Supreme Court Civil Rules, together with any affidavits and other material on which that person intends to rely at the hearing of the Final Application, and delivered a copy of the filed Response, together with all affidavits and other material on which such person intends to rely at the hearing of the Final Application, including an outline of such person’s proposed submissions, to the Petitioner at its address for delivery set out below by or before 4 : 00 p . m . (Vancouver time) on July 10 , 2025 . The Petitioner’s address for delivery is: BLAKE, CASSELS & GRAYDON LLP Barristers and Solicitors 1133 Melville Street Suite 3500, The Stack Vancouver, BC V6E 4E5 Attention: Alexandra Luchenko IF YOU WISH TO BE NOTIFIED OF ANY ADJOURNMENT OF THE FINAL APPLICATION, YOU MUST GIVE NOTICE OF YOUR INTENTION by filing and delivering the form of “Response” as aforesaid . You may obtain a form of “Response” at the Court Registry, 800 Smithe Street, Vancouver, British Columbia, V 6 Z 2 E 1 . AT THE HEARING OF THE FINAL APPLICATION the Court may approve the Arrangement as presented, or may approve it subject to such terms and conditions as the Court deems fit . IF YOU DO NOT FILE A RESPONSE and attend either in person or by counsel at the time of such hearing, the Court may approve the Arrangement, as presented, or may approve it subject to such terms and conditions as the Court shall deem fit, all without any further notice to you . If the Arrangement is approved, it will significantly affect the rights of the MAG Shareholders . A copy of the said Petition and other documents in the proceeding will be furnished to any MAG Securityholder upon request in writing addressed to the solicitors of the Petitioner at the address for delivery set out above . 1411 - 4690 - 4854.2 “Alexandra Luchenko” Date: June 6, 2025 Signature of lawyer for Petitioner Alexandra Luchenko

Appendix E

OPINION OF BMO

See attached.

E-1

E - 1 APPENDIX E OPINION OF BMO See attached.

May 11, 2025 The Board of Directors MAG Silver Corp. 801 – 815 West Hastings Street Vancouver, BC, Canada, V 6 C 1 B 4 To the Board of Directors: BMO Nesbitt Burns Inc . (“BMO Capital Markets” or “we” or “us”) understands that MAG Silver Corp . (the “Company” or “MAG”) and Pan American Silver Corp . (the “Acquiror” or “Pan American”) propose to enter into an arrangement agreement to be dated May 11 , 2025 (the “Arrangement Agreement”) pursuant to which, among other things, the Acquiror will acquire all of the outstanding common shares of the Company (the “Shares”), and pursuant to which each holder of Shares (a “Shareholder”) will be entitled to elect to receive in exchange for each Share held, either (i) US $ 20 . 54 in cash per Share or (ii) 0 . 755 common shares of Pan American (the “Pan American Shares”) and $ 0 . 0001 in cash, in each case subject to proration (as provided for in the Arrangement Agreement) such that the aggregate consideration payable to MAG Shareholders will consist of US $ 500 million cash and the remainder in Pan American Shares (the “Consideration”) . Where a Shareholder fails to make an election such Shareholder will be deemed to have elected to receive 0 . 755 Pan American Shares and $ 0 . 0001 in cash, subject to proration (as provided for in the Arrangement Agreement) . We also understand that the acquisition contemplated by the Arrangement Agreement is proposed to be effected by way of an arrangement under the Canada Business Corporations Act (the “Arrangement”) . The terms and conditions of the Arrangement will be summarized in the Company’s management proxy circular (the “Circular”) to be mailed to holders of Shares (the “Shareholders”) in connection with a special meeting of the Shareholders to be held to consider and, if deemed advisable, approve the Arrangement . We have been retained to provide financial advice to the Company, including our opinion (the “Opinion”) to the Board of Directors of the Company (the “Board of Directors”) as to the fairness from a financial point of view of the Consideration to be received by the Shareholders pursuant to the Arrangement . Engagement of BMO Capital Markets The Company initially contacted BMO Capital Markets regarding a potential advisory assignment in December, 2024 . BMO Capital Markets was formally engaged by the Company pursuant to an agreement dated March 31 , 2025 and effective as of January 21 , 2025 (the “Engagement Agreement”) . Under the terms of the Engagement Agreement, BMO Capital Markets has agreed to provide the Company and the Board of Directors with various advisory services in connection with the Arrangement including, among other things, the provision of the Opinion .

BMO Capital Markets will receive a fee for rendering the Opinion . We will also receive certain fees for our advisory services under the Engagement Agreement, which is contingent upon the successful completion of the Arrangement . The Company has also agreed to reimburse us for our reasonable out - of - pocket expenses and to indemnify us against certain liabilities that might arise out of our engagement . Credentials of BMO Capital Markets BMO Capital Markets is one of North America’s largest investment banking firms, with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading, investment research and investment management . BMO Capital Markets has been a financial advisor in a significant number of transactions throughout North America involving public and private companies in various industry sectors and has extensive experience in preparing fairness opinions . The Opinion represents the opinion of BMO Capital Markets, the form and content of which have been approved for release by a committee of our officers who are collectively experienced in merger and acquisition, divestiture, restructuring, valuation, fairness opinion and capital markets matters . Independence of BMO Capital Markets Neither BMO Capital Markets, nor any of our affiliates, is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario) (the “Act”) or the rules made thereunder) of the Company, the Acquiror, or any of their respective associates or affiliates (collectively, the “Interested Parties”) . BMO Capital Markets has not been engaged to provide any financial advisory services nor has it participated in any financings involving the Interested Parties within the past two years, other than : (i) acting as financial advisor to the Company and the Board of Directors pursuant to the Engagement Agreement ; (ii) acting as Lead Left Arranger and Admin Agent in connection with the Company’s US $ 40 million revolving credit facility in October 2023 ; (iii) providing various treasury and payment solutions to the Company ; (iv) acting as a Admin Agent, Joint Lead Arrangers and Joint Bookrunner on Pan American’s US $ 750 million revolving credit facility in November 2023 ; and (v) providing various treasury and payment solutions, debt facility extensions, and letter of credits / standby letter of credits to Pan American . Other than as set forth above, there are no understandings, agreements or commitments between BMO Capital Markets and any of the Interested Parties with respect to future business dealings . BMO Capital Markets may, in the future, in the ordinary course of business, provide financial advisory, investment banking, or other financial services to one or more of the Interested Parties from time to time . BMO Capital Markets and certain of our affiliates act as traders and dealers, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of one or more of the Interested Parties and, from time to time, may have executed or may execute transactions on behalf of one or more Interested Parties for which BMO Capital 2

Markets or such affiliates received or may receive compensation . As investment dealers, BMO Capital Markets and certain of our affiliates conduct research on securities and may, in the ordinary course of business, provide research reports and investment advice to clients on investment matters, including with respect to one or more of the Interested Parties or the Arrangement . In addition, Bank of Montreal (“BMO”), of which BMO Capital Markets is a wholly - owned subsidiary, or one or more affiliates of BMO, may provide banking or other financial services to one or more of the Interested Parties in the ordinary course of business . Scope of Review In connection with rendering the Opinion, we have reviewed and relied upon, or carried out, among other things, the following : 1. a draft of the Arrangement Agreement dated May 11 , 2025 and the draft schedules thereto, including the plan of arrangement ; 2. a draft of the voting support agreements dated May 11 , 2025 between the Acquiror and each of the directors and senior officers of the Company (collectively, the “Support Agreements”) ; 3. certain publicly available information relating to the business, operations, financial condition and trading history of the Company, Acquiror, and other selected public companies we considered relevant ; 4. certain internal financial, operating, corporate and other information prepared or provided by or on behalf of the Company relating to the business, operations and financial condition of the Company ; 5. internal management forecasts, projections, estimates and budgets prepared or provided by or on behalf of management of the Company ; 6. discussions with management of the Company relating to the Company’s current business, plan, financial condition and prospects ; 7. public information with respect to selected precedent transactions we considered relevant; 8. discussions with the Special Committee and its legal counsel, Blake, Cassels, & Graydon LLP; 9. impact of various commodity pricing assumptions on the business, prospects and financial forecasts of the Company ; 10. various reports published by equity research analysts and industry sources we considered relevant ; 11. a letter of representation as to certain factual matters and the completeness and accuracy of certain information upon which the Opinion is based, addressed to us and dated as of the date hereof, provided by senior officers of the Company ; and 12. such other information, investigations, analyses and discussions as we considered necessary or appropriate in the circumstances . 3

BMO Capital Markets has not, to the best of its knowledge, been denied access by the Company to any information under the Company’s control requested by BMO Capital Markets . Assumptions and Limitations We have relied upon and assumed the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions, representations and other material obtained by us from public sources or provided to us by or on behalf of the Company or otherwise obtained by us in connection with our engagement (the “Information”) . The Opinion is conditional upon such completeness, accuracy and fair presentation . We have not been requested to, and have not assumed any obligation to, independently verify the completeness, accuracy or fair presentation of any such Information . We have assumed that forecasts, projections, estimates and budgets provided to us and used in our analyses were reasonably prepared on bases reflecting the best currently available assumptions, estimates and judgments of management of the Company, having regard to the Company’s business, plans, financial condition and prospects . Senior officers of the Company have represented to BMO Capital Markets in a letter of representation delivered as of the date hereof, among other things, that : (i) the Information provided to BMO Capital Markets orally by, or in the presence of, an officer or employee of, the Company, or in writing by the Company or any of its subsidiaries (as defined in the Act) or any of its or their representatives in connection with our engagement was, at the date the Information was provided to BMO Capital Markets, and is, as of the date hereof, complete, true and correct in all material respects, and did not and does not contain a misrepresentation (as defined in the Act) ; and (ii) since the dates on which the Information was provided to BMO Capital Markets, except as disclosed in writing to BMO Capital Markets, or to the extent superseded by subsequent Information provided to BMO Capital Markets, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company or any of its subsidiaries and no change has occurred in the Information or any part thereof which would have or which could reasonably be expected to have a material effect on the Opinion . In preparing the Opinion, we have assumed that : (i) the executed Arrangement Agreement and related schedules and the Support Agreement, will not differ in any material respect from the drafts that we reviewed, (ii) the Arrangement will be consummated in accordance with the terms and conditions of the Arrangement Agreement without waiver of, or amendment to, any term or condition that is in any way material to our analyses, (iii) the representations and warranties in the Arrangement Agreement are true and correct as of the date hereof and (iv) any governmental, regulatory or other consents and approvals necessary for the consummation of the Arrangement will be obtained without any material adverse effect on the contemplated benefits expected to be derived from the Arrangement . The Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as of the date hereof and the condition and prospects, financial and otherwise, of the Company as they are reflected in the Information and as they have been represented to BMO Capital Markets in discussions with management of the Company and its representatives . In our analyses and in preparing the Opinion, BMO Capital Markets made numerous judgments and assumptions with respect to industry performance, general business, 4

5 market and economic conditions and other matters, many of which are beyond our control or that of any party involved in the Arrangement . The Opinion is provided to the Board of Directors for its exclusive use only in considering the Arrangement and may not be used or relied upon by any other person or for any other purpose without our prior written consent . The Opinion does not constitute a recommendation as to how any Shareholder should vote or act on any matter relating to the Arrangement . Except for the inclusion of the Opinion in its entirety and a summary thereof (in a form acceptable to us) in the Circular, and the filing and distribution thereof, the Opinion is not to be reproduced, disseminated, quoted from or referred to (in whole or in part) without our prior written consent . We have not been asked to prepare and have not prepared a for

Appendix F
OPINION OF GENCAP

See attached.

F-1

mal valuation or appraisal of the securities or assets of the Company or of any of its affiliates, and the Opinion should not be construed as such . The Opinion is not, and should not be construed as, advice as to the price at which the securities of the Company may trade at any time . BMO Capital Markets was not engaged to review any legal, tax or regulatory aspects of the Arrangement and the Opinion does not address any such matters . We have relied upon, without independent verification, the assessment by the Company and its advisors, where applicable, with respect to such matters . In addition, the Opinion does not address the relative merits of the Arrangement as compared to any strategic alternatives that may be available to the Company . The Opinion is rendered as of the date hereof and BMO Capital Markets disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to the attention of BMO Capital Markets after the date hereof . Without limiting the foregoing, if we learn that any of the information we relied upon in preparing the Opinion was inaccurate, incomplete or misleading in any material respect, BMO Capital Markets reserves the right to change or withdraw the Opinion . Conclusion Based upon and subject to the foregoing, BMO Capital Markets is of the opinion that, as of the date hereof, the Consideration to be received by the Shareholders pursuant to the Arrangement is fair from a financial point of view to the Shareholders . Yours truly, BMO Nesbitt Burns Inc.

F - 1 APPENDIX F OPINION OF GENCAP See attached.

GenCap Mining Advisory Ltd . 1020 – 625 Howe Street Vancouver, BC V 6 C 2 T 6 1 May 11, 2025 Board of Directors MAG Silver Corp. Suite 801, 815 West Hastings Street Vancouver, BC V6C 1B4 To the Board of Directors of MAG Silver Corp .: GenCap Mining Advisory Ltd . (“GenCap” or “we” or “us”) understands that MAG Silver Corp . (“MAG Silver” or the “Company”) and Pan American Silver Corp . (“Pan American”) propose to enter into a definitive agreement to be dated May 11 , 2025 (the “Arrangement Agreement”) for an acquisition of the Company by Pan American (the “Transaction”) . Pursuant to the terms of the Transaction, Pan American will acquire all the issued and outstanding common shares of MAG Silver pursuant to a court - approved plan of arrangement under the Business Corporations Act (British Columbia) whereby MAG shareholders will receive for each MAG share held at the effective time, at the election of MAG shareholders, either (i) 0 . 755 common shares of Pan American and US $ 0 . 0001 in cash or (ii) US $ 20 . 54 in cash (together, the “Consideration”), subject to pro - ration such that the aggregate consideration payable to MAG Silver shareholders will consist of US $ 500 M cash and the remainder in Pan American shares . The terms and conditions of the Transaction will be summarized in the Company’s management information circular (the “Circular”) to be mailed to MAG Silver shareholders (the “Shareholders”) in connection with a special meeting of the Shareholders to be held to consider and, if deemed advisable, approve the Transaction . We also understand that the Company’s board of directors (the “Board”) has appointed an independent special committee to consider the Transaction and to make recommendations to the Board concerning the Transaction . 1. Engagement By letter agreement dated March 28 , 2025 (the “Engagement Agreement”), the Company retained GenCap to act as financial advisor in connection with the Transaction and pursuant to the Engagement Agreement, the Company has requested that we prepare and deliver a written opinion (the “Opinion”) as to the fairness, from a financial point of view, of the Consideration offered pursuant to the Transaction to Shareholders . GenCap will receive a fee for rendering the Opinion, no portion of which is conditional upon the conclusion of the Opinion or the completion of the Transaction . We will also receive certain fees for advisory services under the Engagement Agreement, a substantial portion of which is contingent upon the successful completion of the Transaction . The Company has also agreed to reimburse us for our reasonable out - of - pocket expenses and to indemnify us against certain liabilities which might arise out of our engagement .

2 2. Credentials GenCap is an independent advisory firm with significant expertise in mergers and acquisitions and capital markets advisory within the global metals and mining industry . The Opinion expressed herein is the opinion of GenCap and the form and content herein have been approved for release by each of its senior executives, each of whom are experienced in merger, acquisition, divestiture, valuation, fairness opinion and capital market matters . 3. Independence Neither GenCap, nor any of our affiliates, is an insider, associate, or affiliate (as those terms are defined in the Securities Act (Ontario) or the rules made thereunder) of the Company, Pan American, or any of their respective associates or affiliates (collectively, the “Interested Parties”) . GenCap has not been engaged to provide any financial advisory services nor has it participated in any financings involving the Interested Parties within the past two years, other than : (1) acting as financial advisor to the Company and the Board of Directors pursuant to the Engagement Agreement ; and (2) being retained by the Company to provide advice on various strategic M&A matters unrelated to the Engagement Agreement . Other than as described above, there are no understandings, agreements, or commitments between GenCap and any of the Interested Parties with respect to any current or future business dealings which would be material to the Opinion . GenCap may, in the ordinary course of business, provide financial advisory, investment banking, or other financial services to one or more of the Interested Parties from time to time . 4. Scope of Review In connection with rendering the Opinion, we have reviewed and relied upon, among other things, the following : iii) i) the final version and various drafts of the Arrangement Agreement; ii) executed versions of the Non - Binding Expression of Interest and Exclusivity Agreement (as amended) between MAG Silver and Pan American, dated April 14, 2025; publicly available financial statements, MD&As, Annual Information Forms and other business and financial information for MAG Silver and Pan American; iv) selected internal business and financial information provided by MAG Silver management including the following documents: i. A presentation prepared by MAG Silver management titled “Unlocking the future of MAG Silver – Management Presentation”, dated February 2025; ii. An excel file titled “Juanicipio Model 2025 (Feb 20)”; iii. An excel file titled “Dilutives [for] GenCap”; vii) v) Latest publicly disclosed mineral resource estimates for the Juanicipio Mine titled “Audited Mineral Resources and Ore Reserves Statements for Minera Juanicipio S . A . de C . V . ”, published by Fresnillo plc, with an effective date of June 30 , 2024 ; vi) technical report titled “Juanicipio Mineral Resource and Mineral Reserves NI 43 - 101 Technical Report” with an effective date of March 4 , 2024 ; technical report titled “MAG Silver Juanicipio NI 43 - 101 Technical Report” with an effective date of October 21 , 2017 ; viii) discussions with representatives of MAG Silver regarding business, project, financial position and certain other financial and project data of the Company and Pan American;

xiii) a certificate addressed to us, dated as of the date hereof, from two senior officers of the Company as to the completeness and accuracy of the Information (as defined below); and xiv) such other information, analyses, investigations, and discussions as we considered necessary or appropriate in the circumstances. In our assessment, we reviewed several methodologies, analyses and techniques, ultimately using a combination of those blended approaches to determine our opinion on the Transaction, taking into consideration a number of quantitative and qualitative factors as deemed appropriate based on our experience in rendering such opinions . GenCap has not, to the best of our knowledge, been denied access by the Company to any information under the Company’s control as requested by GenCap . 5. Assumptions and Limitations Our Opinion is subject to the assumptions, qualifications and limitations set forth below . We have relied upon and have assumed the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions and representations obtained by us from public sources, or provided to us by the Company or any of its affiliates or advisors or otherwise obtained by us pursuant to our Engagement Agreement, and our Opinion is conditional upon such completeness, accuracy and fair presentation . We have not been requested to or attempted to verify independently the accuracy, completeness, or fairness of the presentation of any such information, data, advice, opinions, and representations . We have not met separately with the independent auditors of the Company in connection with preparing this Opinion and with your permission, we have assumed the accuracy and fair presentation of, and relied upon, the audited financial statements of the Company and the reports of the auditors thereon and the unaudited interim financial statements of the Company . The Company has represented to us, in a certificate of two senior officers of the Company dated the date hereof, among other things, that (i) the financial and other information, data, advice, opinions, representations and other materials provided to us orally by, or in the presence of, an officer or employee of the Company, or in writing by the Company or any of its subsidiaries or any of their representatives in connection with our Engagement Agreement, including the written information and discussions concerning the Company referred to above under the heading “Scope of Review” (collectively, the “Information”) was, at the date the Information was provided to us, and is as of the date hereof, complete, true and correct in all material respects, and did not and does not contain misrepresentation, (ii) since the dates on which the Information was provided to us, except as otherwise disclosed to us, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company or any of its affiliates and no change has occurred in the Information or any part thereof, in each case, which would have or which would reasonably be expected to have a material effect on the Opinion, and (iii) with respect to any portions of the Information that constitute forecasts, projections, estimates (including, without limitation, estimates of future resource or reserve additions) or budgets, such forecasts, projections, estimates or budgets were reasonably prepared on bases 3 xii) ix) certain publicly available information relating to the business, operations, financial condition and trading history of MAG Silver, Pan American, and other selected public companies we consider relevant ; x) various reports published by equity research analysts and industry sources we consider relevant ; xi) public information and equity research reports with respect to selected precedent transactions we consider relevant ; historical, consensus and other commodity prices forecasts for silver, gold, zinc, lead and copper and the impact of various commodity pricing assumptions on the business, prospects and financial forecasts of MAG Silver ;

4 reflecting the best then available assumptions, estimates and judgements of management of the Company having regard to the Company’s business, plans, financial conditions and prospects and are not, in the reasonable belief of management of the Company, misleading in any material respect . In preparing the Opinion, we have assumed that the executed Arrangement Agreement, all representations and warranties contained within and all related voting and support agreements will not differ in any material respect from the drafts of which we reviewed, and that the Arrangement Agreement will be consummated in accordance with its terms without waiver of, or amendment to, any term of condition that is in any way material to our analyses . Our Opinion is rendered on the basis of securities markets, economic and general business and financial conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of the Company as they are reflected in the Information and as they were represented to us in our discussions with management of the Company and its affiliates and advisors . In our analyses in connection with the preparation of our Opinion, we made numerous assumptions with respect to industry performance, general business environment, capital markets and economic conditions and other matters, many of which are beyond the control of any party involved in the Transaction . We are not legal, tax, or accounting experts and we express no opinion concerning any legal, tax, or accounting matters concerning the Transaction or the sufficiency of this letter for your purposes . We have not been asked to prepare, and have not prepared, an independent evaluation, formal valuation or appraisal of the securities or assets of the Company or Pan American, nor were we provided with any such evaluations, valuations, or appraisals . We did not conduct any physical inspection of the properties or facilities of the Company or Pan American . Furthermore, our Opinion does not address the solvency or fair value of the Company or Pan American under any applicable laws relating to bankruptcy or insolvency . Our Opinion should not be construed as advice as to the price at which the securities of the Company may trade at any time and does not address any legal, tax, or regulatory aspects of the Transaction . With respect to the historical financial data, operating and financial forecasts and budgets provided to us concerning the Company and relied upon in our financial analyses, we have assumed that they have been reasonably prepared on the basis of reflecting the most reasonable and currently available assumptions, estimates and judgements of management of the Company, as applicable, having regard to the Company’s, as applicable, business, plans, financial condition, and prospects . The Opinion is being provided to the Board of Directors for its exclusive use only in considering the Transaction and may not be published, disclosed to any other person, relied upon by any other person, or used for any other purposes, without the prior written consent of GenCap . Except for the inclusion of the Opinion in its entirety and a summary thereof (in a form acceptable to us) in the Circular, the Opinion is not to be reproduced, disseminated, quoted from or referred to (in whole or in part) without the prior written consent of GenCap . Our Opinion is not intended to be and does not constitute a recommendation to the Board of Directors or to any Shareholders with respect to the Transaction . GenCap believes that its financial analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the Opinion . The preparation of an opinion is complex and is not necessarily susceptible to partial analysis or summary description and any attempt to carry out such partial analysis or summary description could lead to undue emphasis on any particular factor or analysis . The Opinion is given as of the date hereof and, although we reserve the right to change or withdraw the Opinion if we learn that any of the Information that we relied upon in preparing the Opinion was inaccurate, incomplete or

5 misleading in any material respect, we disclaim any obligation to change or withdraw the Opinion, to advise any person of any change that may come to our attention or to update the Opinion after the date of this Opinion. 6. Opinion Based upon and subject to the foregoing and such other matters as we considered relevant, it is our opinion, as of the date hereof, that the Consideration is fair, from a financial point of view, to Shareholders. Yours sincerely, GENCAP MINING ADVISORY LTD.

Appendix G
OPINION OF RAYMOND JAMES

See attached.

G-1

G - 1 APPENDIX G OPINION OF RAYMOND JAMES See attached.

Raymond James Ltd. Suite 5400 – 40 King Street West, Toronto, ON, M5H 3Y2  416 777 7000  416 777 7020 Fax May 11 , 2025 The Special Committee of the Board of Directors of MAG Silver Corp. Suite 801, 815 West Hastings Street Vancouver, BC, Canada, V6C 1B4 To the Special Committee of the Board of Directors of MAG Silver Corp.: Raymond James Ltd . (“ Raymond James ”, “ we ” or “ us ”) understands that MAG Silver Corp . (“ MAG ” or the “ Company ”) and Pan American Silver Corp . (“ Pan American ”) intend to enter into an arrangement agreement (the “ Arrangement Agreement ”) pursuant to which Pan American will, among other things, acquire all of the issued and outstanding common shares of MAG (“ MAG Shares ”) via a court approved plan of arrangement under the Business Corporations Act (British Columbia) (the “ Arrangement ”) . Under the terms of the Arrangement, the holders of MAG Shares (the “ MAG Shareholders ”) will, at their election, receive for each MAG Share, (a) 0 . 755 common shares of Pan American (“ Pan American Shares ”) and $ 0 . 0001 in cash ; or (b) US $ 20 . 54 in cash, subject to proration such that the aggregate cash payable to all MAG Shareholders will consist of US $ 500 million and the remainder of the consideration being payable in Pan American Shares (the “ Consideration ”) . The terms and conditions of the Arrangement will be s u mmariz e d i n MAG’s management information circular (the “ Circular ”) to be mailed to MAG Shareholders i n connection with a special meeting of MAG Shareholders to be held to consider and, if deemed advisable, approve the Arrangement . We have been retained to provide our opinion (the “ Opinion ”) to the Special Committee (the “ Special Committee ”) of the board of directors of Company (the “ Board ”) as to whether the Consideration to be received by MAG Shareholders pursuant to the Arrangement is fair, from a financial point of view, to such MAG Shareholders as of the date hereof . Engagement of Raymond James Raymond James was first contacted by the Special Committee on or about April 28 , 2025 and was formally engaged by the Company pursuant to an engagement letter dated May 1 , 2025 (the “ Engagement Agreement ”) . Under the terms of the Engagement Agreement, Raymond James has agreed to provide this Opinion to the Special Committee . Pursuant to the terms of the Engagement Agreement, Raymond James will receive a fixed fee for rendering this Opinion . Raymond James is also to be reimbursed for all reasonable legal and other out - of - pocket expenses in accordance with the terms of the Engagement Agreement . Raymond James and its affiliates and their respective directors, officers, partners, employees, agents and controlling persons, advisors and shareholders are to be indemnified by the Company from and against certain potential liabilities arising out of its engagement . Raymond James’ compensation associated with the delivery of this Opinion is not contingent, in whole or in part, upon the conclusions reached in the Opinion or the outcome of the Arrangement .

2 Independence of Raymond James Neither Raymond James nor any of its affiliates or associates is an “associated entity”, an “affiliated entity” or an “issuer insider” (as such terms are defined under Multilateral Instrument 61 - 101 – Protection of Minority Security Holders in Special Transactions (“ MI 61 - 101 ”)) of the Company, Pan American, or any of their respective affiliates or associates (collectively, the “ Interested Parties ”) . Raymond James has not been engaged to provide financial advisory services, nor has it participated in any financings involving the Interested Parties within the past two years, other than acting as financial advisor to the Special Committee pursuant to the Engagement Agreement . There are no other understandings, agreements or commitments between Raymond James and the Interested Parties with respect to any current or future business dealings which would be material to the Opinion . Raymond James may, in the ordinary course of its business, provide financial advisory or investment banking services to the Interested Parties or their respective affiliates or associates from time to time . In addition, in the ordinary course of its business, Raymond James acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have, today or in the future, positions in the securities of the Interested Parties or their respective affiliates or associates, and, from time to time, may have executed or may execute transactions on behalf of the Interested Parties or other clients for which it received or may receive compensation . In addition, as an investment dealer, Raymond James conducts research on securities, and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to the Interested Parties or their respective affiliates or associates . Credentials of Raymond James Raymond James is a North American full - service investment dealer with operations located across Canada . Raymond James is a member of the Toronto Stock Exchange (“ TSX ”), the TSX Venture Exchange, the Montreal Exchange, the Canadian Investment Regulatory Organization (formerly the Investment Industry Regulatory Organization of Canada) (“ CIRO ”), the Investment Funds Institute of Canada, and the Canadian Investor Protection Fund . Raymond James and its officers have prepared numerous valuations and fairness opinions and have participated in a significant number of transactions involving private and publicly - traded companies . Raymond James is indirectly wholly - owned by Raymond James Financial, Inc . (“ Raymond James Financial ”) . Raymond James Financial is a diversified financial services holding company listed on the New York Stock Exchange (“ NYSE ”) (NYSE : RJF) whose subsidiaries engage primarily in investment and financial services, including securities and insurance, brokerage, investment banking, asset management, banking and cash management, and trust services . The Opinion expressed herein represents the opinion of Raymond James and the form and content of this Opinion have been reviewed and approved for release by a committee of managing directors of Raymond James . The committee members are professionals experienced in providing valuations and fairness opinions for mergers and acquisitions as well as providing capital markets advice . The Opinion has been prepared in accordance with the disclosure standards for fairness opinions of CIRO but CIRO has not been involved in the preparation or review of the Opinion .

3 Description of MAG MAG is a Canadian mining and exploration company focused on advancing precious metals projects in the Americas . MAG is a primary silver mining company through its 44 % minority interest in the Juanicipio mine (the “ Juanicipio Mine ”), operated by its joint - venture partner Fresnillo plc which owns the remaining 56 % interest . The Juanicipio Mine is located in the Fresnillo Silver Trend in Mexico . MAG also has exploration properties through its 100 % earn - in interest at the Deer Trail project in Utah and its 100 % owned Larder Project, located in the Abitibi region of Canada . MAG has a market capitalization of approximately US $ 1 . 8 billion as of the date hereof . MAG is headquartered in Vancouver, B . C . and its shares trade on the TSX and the NYSE American, LLC (“ NYSE American ”) . Description of Pan American Pan American is an Americas focused precious metals producer, operating silver and gold mines in Canada, Mexico, Peru, Bolivia, Argentina, Chile and Brazil . Pan American also owns the Escobal mine in Guatemala that is currently not operating, and holds interests in exploration and development projects . Pan American has been operating in the Americas for over three decades . Pan American has a market capitalization of approximately US $ 9 . 9 billion as of the date hereof . Pan American is headquartered in Vancouver, B . C . and its shares trade on the NYSE and the TSX . Scope of Review In connection with rendering our Opinion, we have reviewed and relied without independent verification upon, among other things, the following : vii. i. A draft of the Arrangement Agreement dated May 10 , 2025 and the schedules attached thereto (together with disclosure letters relating thereto) ; ii. A draft of the plan of arrangement dated May 10 , 2025 ; iii. A draft of the form of voting support agreement to be entered into by directors and officers of the Company ; iv. A non - binding expression of interest submitted by Pan American to MAG, dated April 14 , 2025 ; v. Consolidated annual financial statements, and management’s discussion and analysis, of MAG for the years ended December 31 , 2024 , 2023 , and 2022 together with the notes thereto and the auditor’s reports thereon ; vi. Consolidated annual financial statements, and management’s discussion and analysis, of Pan American for the years ended December 31 , 2024 , 2023 , and 2022 together with the notes thereto and the auditor’s reports thereon ; MAG’s interim consolidated financial statements and management’s discussion and analysis for the three month periods ended March 31, 2025, September 30, 2024, June 30, 2024, March 31, 2024, September 30, 2023, June 30, 2023, March 31, 2023, September 30, 2022, June 30, 2022, and March 31, 2022;

4

viii. Pan American's condensed interim consolidated financial statements and management's discussion and analysis for the three month periods ended March 31, 2025, September 30, 2024, June 30, 2024, March 31, 2024, September 30, 2023, June 30, 2023, March 31, 2023, September 30, 2022, June 30, 2022, and March 31, 2022;

ix. Certain public disclosure by the Company and Pan American as filed on the System for Electronic Data Analysis and Retrieval+ ("**SEDAR+**") and the system for Electronic Data Gathering, Analysis, and Retrieval ("**EDGAR**"), including press releases issued the Company and Pan American;

x. Certain public investor presentations and marketing materials prepared by MAG and Pan American;

xi. Conversations with management of the Company with regards to the operations, financial condition and corporate strategy of the Company;

xii. Certain internal financial, operational, corporate and other information with respect to the Company, including bylaws of the Company, and financial models prepared by management of the Company, as well as internal operating and financial projections prepared or reviewed by management of the Company (and discussions with management with respect to such information, models, and projections);

xiii. A financial model received from the Company dated February 20, 2025 (the "**MAG Financial Model**"), reflecting management of the Company's view of financial and operating projections for the Company and discussions with management with respect thereto;

xiv. Consensus forecasted metal prices;

xv. An English translation of the Shareholders Agreement dated October 10, 2005 among MAG and Industrias Penoles, S.A. DE C.V., Minas Penoles S.A. DE C.V., and Minera Los Lagartos, S.A. DE C.V.

xvi. The Offtake Agreements between Metalurgica Met-Mex Penoles, SA de CV and Minera Juanicipio S.A. de C.V. ("**Minera Juanicipio**") for Lead and Zinc concentrates and the Services Agreement between a subsidiary of Fresnillo PLC and Minera Juanicipio;

xvii. Discussions with management with respect to potential alternative strategic transactions with select third parties other than Pan American that were considered, and the status, outcomes and probabilities of those potential alternative strategic transactions;

xviii. Selected public market trading statistics and financial information of the Company, Pan American, and other entities considered by us to be relevant;

xix. Other public information relating to the business, operations and financial condition of the Company and Pan American considered by us to be relevant;

xx. Other publicly available information relating to selected public companies considered by us to be relevant, including, where available to Raymond James, published reports by equity research analysts and industry reports;

xxi. Information with respect to selected precedent transactions considered by us to be relevant; and

xxii. Such other information, analyses, investigations, and discussions as we considered necessary or appropriate in the circumstances.

We have participated in various discussions with members of the Company's management and the Special Committee regarding the Company's business, operations, financial condition, corporate strategy and prospects. We have also participated in discussions with Blake, Cassels & Graydon LLP, legal counsel to the

RAYMOND JAMES

5 Company, concerning the Arrangement and related matters . Raymond James has not, to the best of its knowledge, been denied access by the Company to any information requested by Raymond James . In support of the Opinion, Raymond James has performed certain financial analyses on Pan American, based on those methodologies and assumptions that Raymond James considered appropriate in the circumstances for the purposes of providing its Opinion (including a review of Pan American’s trading statistics and trading multiples relative to its peer group, among other factors that we deemed appropriate) . Prior Valuations The President, Chief Executive Officer and the Chief Financial Officer of the Company have represented to Raymond James that, to the best of their knowledge, there have been no valuations or appraisals relating to the Company or any of its subsidiaries, or any of their respective securities or material assets, made in the preceding 24 months, including any “prior valuation” within the meaning of MI 61 - 101 . Assumptions and Limitations Our Opinion is subject to the assumptions, qualifications and limitations set forth below. We have not been asked to prepare and have not prepared a formal valuation under MI 61 - 101 or appraisal of any of the assets or securities of MAG, Pan American or any of their respective subsidiaries and our Opinion should not be construed as such . We have relied upon the advice of counsel to the Company that the Arrangement is not subject to the formal valuation requirements of MI 61 - 101 . We have relied upon, and have assumed the completeness, accuracy and fair presentation of all information, data, advice, opinions and representations obtained by us from public sources, or provided to us by the Company or its affiliates or advisors or otherwise obtained by us pursuant to our engagement, and our Opinion is conditional upon such completeness, accuracy and fair presentation . We have not been requested to, or attempted to verify independently the accuracy, completeness or fairness of presentation of any such information, data, advice, opinions and representations . We have not met separately with the independent auditors of MAG or Pan American in connection with preparing our Opinion and have assumed the accuracy and fair presentation of, and relied upon, MAG’s and Pan American’s audited financial statements and the reports of the auditors thereon and MAG’s and Pan American’s interim unaudited financial statements . With respect to the non - historical financial data, operating and financial forecasts and budgets provided to us concerning MAG and relied upon in our financial analyses, we have assumed that they have been reasonably prepared on bases reflecting the most reasonable assumptions, estimates and judgements of management of the Company, having regard to MAG’s business, plans, financial condition and prospects . We have also assumed that the Arrangement will be completed substantially in accordance with its terms (without any waiver or amendment of any terms or conditions) and all applicable laws, and that the Arrangement Agreement and the Circular will disclose all material facts relating to the Arrangement and will satisfy all applicable legal requirements .

6 We have assumed that the Arrangement Agreement (including the schedules thereto and the disclosure letter relating thereto) will not differ materially from the form of the drafts reviewed by us . We have assumed that the representations and warranties made by the parties in the Arrangement Agreement are true and correct . The Company has represented to us, in a certificate of its President, Chief Executive Officer and the Chief Financial Officer dated the date hereof, among other things, that the information (financial or otherwise), data, documents, opinions, appraisals, valuations and other information and materials of whatsoever nature or kind provided to us by or on behalf of the Company respecting the Arrangement, the Company and its subsidiaries and their respective assets, including, without limitation, the written information and discussions concerning the Company referred to under the heading “Scope of Review” (collectively, the “ Information ”), are complete, true, accurate and correct in all material respects at the date the Information was provided to us and that no change has occurred in the Information or any part thereof, since the respective dates which would have or which would reasonably be expected to have a material effect on the Opinion or the Arrangement . Our Opinion does not address the relative merits of the Arrangement as compared to other transactions or business strategies that might be available to the Company, nor does it address the underlying business decision to implement the Arrangement . Our Opinion does not address the treatment of the Company’s optionholders, RSU, PSU or DSU holders under the Arrangement . We are not legal, tax or accounting experts and we express no opinion concerning any legal, tax or accounting matters concerning the Arrangement or the sufficiency of this Opinion for your purposes . We have relied upon, without independent verification, the assessment by the Company and its legal, tax and accounting advisors with respect to such matters . Our Opinion is rendered on the basis of securities markets, economic and general business and financial conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of the Company as they are reflected in the Information and as they were represented to us in our discussions with management of the Company and advisors . In our analyses and in connection with the preparation of our Opinion, we made numerous assumptions with respect to industry performance, general business, markets and economic conditions and other matters, many of which are beyond the control of any party involved in the Arrangement . The Opinion is being provided to the Special Committee and the Board for its/their exclusive use only in considering the Arrangement and, except for the inclusion of the Opinion in its entirety and a summary thereof (in a form acceptable to us) in the Circular, may not be published, disclosed to any other person, relied upon or used by any other person, or used for any other purpose, without the prior written consent of Raymond James . Our Opinion is not intended to be and does not constitute a recommendation to the Special Committee as to any decision with respect to the Arrangement or to any MAG Shareholder as to how they should vote on the Arrangement nor as an opinion concerning the trading price or value of any securities of the Company or Pan American at any time, including following the announcement, completion or termination of the Arrangement . Raymond James believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the Opinion . The preparation of an Opinion is complex and is not

7 necessarily susceptible to partial analysis or summary description and any attempt to do so could lead to undue emphasis on any particular factor or analysis ; accordingly, our Opinion should be read in its entirety . The Opinion is given as of the date hereof and, although we reserve the right to change or withdraw the Opinion if we learn that any of the information, including the Information, that we relied upon in preparing the Opinion was inaccurate, incomplete or misleading in any material respect, we disclaim any obligation to change or withdraw the Opinion, to advise any person of any change that may come to our attention or to update the Opinion after the date of the Opinion . Fairness Methodologies In support of the Opinion, Raymond James has performed certain financial analyses on the Company, based on those methodologies and assumptions that Raymond James considered appropriate in the circumstances for the purposes of providing its Opinion . Based on Raymond James’ professional judgement, the non - operating, minority interest aspects of MAG’s indirect shareholding in the Juanicipio Mine are relevant considerations that were considered throughout our analysis . In the context of the Opinion, Raymond James has considered the following methodologies (as each such term is defined below) : a) Premiums Paid Analysis; b) Public Company Trading with Premium Approach; c) Precedent Transactions Approach; and d) Discounted Cash Flow Approach Furthermore, in support of the Opinion, we calculated the Net Asset Value of the Company (“ NAV ”) which is a present value calculation of the future unlevered, after - tax free cash flows that MAG was forecasted to generate based on the MAG Financial Model . The present values of the unlevered, after - tax free cash flows MAG was forecasted to generate were calculated by applying a discount rate of 5% , which represents the discount rate commonly used for precious metal companies by industry participants in calculating NAV . Premiums Paid Analysis Raymond James compared the Consideration pursuant to the Arrangement to the 20 - day volume weighted average trading price of the MAG Shares on the NYSE American as of May 9 , 2025 , the last trading day prior to the announcement of the Arrangement, to premiums paid in comparable transactions in the precious metals sector (the “ Premiums Paid Analysis ”) . Public Company Trading with Premium Approach Raymond James compared public market trading statistics of the Company to corresponding data from selected publicly - traded precious metal producers that we considered relevant . Factors such as number of assets, asset size, location of assets, stage of development, revenue breakdown by metal, operating costs and mining techniques were also considered . Raymond James also examined the Company’s public reporting of MAG and Minera Juanicipio operating cash flows and MAG adjusted EBITDA and made adjustments to those metrics to reflect MAG’s attributable 44 % minority interest in the Juanicipio Mine . Raymond James considered multiples based on price to NAV (“ P/NAV ”), which is a measure of share price relative to net asset value per share, price to attributable cash flow, which is a measure of share price relative to attributable operating cash flow per share, and enterprise value to attributable EBITDA, which is a measure of equity value plus net debt relative to attributable earnings before interest, tax, depreciation and amortization, to be the most relevant

8 metrics . We examined those metrics for each of the comparable companies and then applied a range of selected multiples to the corresponding data of the Company to calculate an implied equity value of the Company, to which Raymond James added a change of control premium (the “ Public Company Trading with Premium Approach ”) . Precedent Transactions Approach The precedent transactions approach considers transaction multiples in the context of the purchase or sale of a public company or asset . Raymond James reviewed publicly available information in connection with change of control transactions involving publicly - traded precious metal producers that we considered relevant (the “ Precedent Transactions Approach ”) . Factors such as number of assets, asset size, location of assets, stage of development, revenue breakdown by metal, operating costs and mining techniques were also considered . Raymond James considered multiples of P/NAV to be the most relevant metric for the Company in consideration of precedent transactions . Discounted Cash Flow Approach The discounted cash flow (“ DCF ”) approach (the “ DCF Approach ”) is a present value calculation of the future unlevered, after - tax free cash flows that MAG was forecasted to generate based on the MAG Financial Model . The present values of the unlevered, after - tax free cash flows MAG was forecasted to generate were calculated by applying a weighted average cost of capital (“ WACC ”) . As part of the DCF Approach, Raymond James performed a range of sensitivity analyses on a variety of factors including the WACC and future commodity prices . Fairness Considerations The assessment of fairness of the Consideration, from a financial point of view, must be determined in the context of the particular transaction . Raymond James based its conclusion in the Opinion upon a number of quantitative and qualitative factors including, but not limited to : a) the Consideration to be received for each MAG Share pursuant to the Arrangement compares favourably to the financial range derived from the Premiums Paid Analysis; b) the Consideration to be received for each MAG Share pursuant to the Arrangement compares favourably with the financial range derived from our analyses using the Public Company Trading with Premium Approach ; c) the Consideration to be received for each MAG Share pursuant to the Arrangement compares favourably with the financial range derived from our analyses using the Precedent Transactions Approach; d) the Consideration to be received for each MAG Share pursuant to the Arrangement compares favourably with our analyses using the DCF Approach; and e) other factors or analyses, which we have judged, based on our experience in rendering such opinions, to be relevant. Raymond James did not, in considering the fairness, from a financial point of view, of the Consideration to be received pursuant to the Arrangement, assess any income tax consequences that any particular shareholder may face in connection with the Arrangement .

9 Opinion Based upon and subject to the foregoing and such other matters as we considered relevant, it is our Opinion that, as of the date hereof, the Consideration to be received by the MAG Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the MAG Shareholders. Yours very truly, Raymond James Ltd.

Appendix H
INFORMATION CONCERNING PAN AMERICAN

Notice to Reader

The following information provided by Pan American is presented on a pre-Arrangement basis (except where otherwise indicated) and reflects the current business, financial and share capital position of Pan American. This information should be read in conjunction with the documents incorporated by reference in this Appendix H and the information concerning Pan American appearing elsewhere in this Circular. See Appendix I – “Information Concerning the Combined Company” for business, financial and share capital information related to Pan American both before and after giving effect to the Arrangement.

The information provided in this Appendix H is stated as of June 5, 2025, unless otherwise indicated. Capitalized terms used in this Appendix H but not otherwise defined herein have the meanings set forth in the Circular.

Forward-Looking Statements

Certain statements contained in this Appendix H, and in the documents incorporated by reference herein, constitute forward-looking statements within the meaning of applicable Securities Laws. Such forward-looking statements relate to future events or Pan American’s future performance. See “Forward-Looking Statements” in the Circular.

Overview

Pan American is engaged in the production and sale of silver, gold and base metals including copper, lead and zinc as well as other related activities, including exploration, extraction, processing, and reclamation. Pan American owns and operates silver and gold mines located in Canada, Brazil, Mexico, Peru, Chile, Argentina, Guatemala and Bolivia. In addition, Pan American is exploring new silver deposits and opportunities throughout North and South America.

Pan American has identified the following properties as being material to Pan American as of the date hereof:

•	the La Colorada Skarn project (100% ownership) underground silver producing mine located in Zacatecas, Mexico;

•	the Shahuindo mine (100% ownership) open-pit gold producing mine located in Cajabamba, Peru;

•	the Jacobina mine (100% ownership) underground gold producing mine located in Bahia State, Brazil;

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•	the El Peñon mine (100% ownership) underground gold and silver producing mine located in Antofagasta Region, Chile; and

•	the Escobal mine (100% ownership) underground silver mine, which is currently on care and maintenance pending completion of an ILO 169 consultation process, located in Santa Rosa, Guatemala.

Pan American does not consider any of its other mines, development or investment properties to be material properties. Information regarding the La Colorada mine, the Shahuindo mine, the Jacobina mine, the El Peñon mine, and the Escobal mine is set out in the Pan American AIF (as defined below), which is incorporated by reference herein.

Corporate Structure

Pan American is the continuing corporation of Pan American Energy Corporation, which was incorporated under the Company Act (British Columbia) on March 7, 1979. Pan American underwent two name changes, the last occurring on April 11, 1995, when the present name of Pan American Silver Corp. was adopted. Amendments to the constating documents of Pan American to that date had been limited to name changes and capital alterations. In May 2006, Pan American amended its memorandum and articles in connection with Pan American’s required transition under the Business Corporations Act (British Columbia).

Pan American’s head office is situated at 2100-733 Seymour Street, Vancouver, British Columbia, Canada, V6B 0S6 and its registered and records offices are situated at 1200 Waterfront Centre, 200 Burrard Street, Vancouver, British Columbia, Canada, V7X 1T2.

Pan American is a reporting issuer in all the provinces and territories of Canada. Pan American is a public company listed on the TSX and the NYSE under the symbol “PAAS”.

Capital Structure

Pan American’s authorized share capital consists of 800,000,000 Pan American Shares and there are: (i) 361,739,284 Pan American Shares issued and outstanding; (ii) 327,189 Pan American Shares issuable upon the exercise of outstanding stock options; (iii) 964,830 Pan American Shares issuable upon the vesting of outstanding restricted share units; and (iv) 15,600,034 Pan American Shares issuable upon the conversion of outstanding contingent value rights (“CVRs”). The holders of Pan American Shares are entitled to: (i) one vote per Pan American Share at all meetings of shareholders; (ii) receive dividends as and when declared by the directors of Pan American; and (iii) receive a pro rata share of the assets of Pan American available for distribution to the shareholders in the event of the liquidation, dissolution or winding-up of Pan American. There are no pre-emptive, conversion or redemption rights attached to the Pan American Shares.

In February 2019, Pan American acquired Tahoe Resources Inc. and issued 313,887,490 CVRs to Tahoe Resources Inc. shareholders. Each CVR has a term of ten years and is exchangeable for 0.0497 of a Pan American Share upon first commercial shipment of concentrate following restart of operations at the Escobal mine. The CVRs are not entitled to any voting or dividend rights, and the CVRs do not represent any equity or ownership interest in Pan American or any of its affiliates.

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Dividends

Pan American’s Board of Directors approved a dividend policy in February 2022, to enhance shareholder return when Pan American’s liquidity position is strong. The quarterly dividend has a base of $0.10 per Pan American Share and adds a variable amount depending on Pan American’s net cash position (cash and cash equivalents plus short-term investments (other than equity securities) minus total debt) on the balance sheet for the completed quarter. Since 2022, Pan American has declared the following dividends:

Year	Declaration Date	Amount per Pan American Share
2025	May 7	$0.10
	February 19	$0.10
2024	November 5	$0.10
	August 7	$0.10
	May 8	$0.10
	February 21	$0.10
2023	November 7	$0.10
	August 9	$0.10
	March 24	$0.10
	February 22	$0.10
2022	November 9	$0.10
	August 10	$0.11
	May 11	$0.12
	February 23	$0.12

Consolidated Capitalization

There have been no material changes in Pan American’s consolidated share and loan capital since March 31, 2025, the date of the Pan American Interim Financial Statements, which are incorporated by reference in this Circular.

Trading Price and Volume

Pan American Shares are listed and posted for trading on the TSX and the NYSE under the symbol “PAAS”. The following table sets forth information relating to the monthly trading of the Pan American Shares on the TSX for the 12-month period prior to the date of this Circular.

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Month	High (C$)	Low (C$)	Volume
June 2024	30.00	26.67	13,903,574
July 2024	33.20	26.78	14,754,463
August 2024	31.94	24.96	16,732,607
September 2024	30.68	25.12	17,396,195
October 2024	36.00	28.35	15,063,957
November 2024	33.15	29.01	16,087,888
December 2024	34.32	28.50	12,885,730
January 2025	35.27	29.32	13,689,375
February 2025	36.59	33.28	17,713,846
March 2025	39.20	33.07	15,597,082
April 2025	39.70	29.31	21,954,817
May 2025	37.92	30.82	23,544,600
June 1-5, 2025	39.40	34.12	4,322,560

The following table sets forth information relating to the monthly trading of the Pan American Shares on the NYSE for the 12-month period prior to the date of this Circular.

Month	High (US$)	Low (US$)	Volume
June 2024	22.03	19.38	78,137,013
July 2024	24.27	19.55	74,163,683
August 2024	23.14	17.86	77,932,149
September 2024	22.79	18.50	75,085,841
October 2024	26.05	20.72	78,107,208
November 2024	23.82	20.75	78,424,487
December 2024	24.33	19.80	56,484,819
January 2025	24.29	19.85	55,733,920
February 2025	25.81	23.00	63,300,486
March 2025	27.47	22.78	72,577,594
April 2025	28.60	20.55	102,636,890
May 2025	27.22	22.08	125,959,400
June 1-5, 2025	28.88	24.90	33,456,367

The closing price of Pan American Shares on May 9, 2025, the last trading day prior to the announcement of Pan American’s intention to acquire MAG, was C$37.90 on the TSX and US$27.21 on the NYSE. On June 5, 2025, the closing price of Pan American Shares on the TSX was C$39.09 and on the NYSE was US$28.60.

Prior Sales

The following table sets forth information relating to the issuances of Pan American Shares and securities that are convertible or exchangeable into Pan American Shares for the 12-month period prior to the date of this Circular.

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Issuance Date	Issuance Type	Number of Securities Issued	Price per Security or Exercise Price (weighted average, where applicable) (C$)
June 17, 2024	Pan American Shares (1)	7,000	22.95
July 8, 2024	Pan American Shares (1)	1,220	22.95
July 8, 2024	Pan American Shares	1,500	22.95
July 11, 2024	Pan American Shares (1)	659	22.95
July 11, 2024	Pan American Shares (1)	2,220	22.95
July 11, 2024	Pan American Shares	1,426	22.95
July 12, 2024	Pan American Shares (1)	704	22.95
July 16, 2024	Pan American Shares (1)	711	30.70
July 16, 2024	Pan American Shares (1)	447	22.95
July 16, 2024	Pan American Shares (1)	4,000	17.53
July 17, 2024	Pan American Shares (1)	1,301	22.95
July 17, 2024	Pan American Shares (1)	11,661	17.53
July 17, 2024	Pan American Shares (1)	500	22.95
July 17, 2024	Pan American Shares (1)	4,763	22.95
October 15, 2024	Pan American Shares (1)	2,342	17.53
October 15, 2024	Pan American Shares (1)	2,000	17.53
November 22, 2024	Pan American Shares (1)	3,750	17.53
December 4, 2024	Pan American Shares (1)	11,003	18.64
December 10, 2024	Pan American Shares (1)	1,219	22.95
December 10, 2024	Pan American Shares (1)	2,635	21.18
December 10, 2024	Pan American Shares (1)	2,000	21.18
December 11, 2024	Pan American Shares (1)	7,044	22.95
December 12, 2024	Pan American Shares (1)	2,219	22.95
December 12, 2024	Pan American Shares (1)	1,641	21.18
December 12, 2024	Pan American Shares (1)	707	22.95
December 12, 2024	Pan American Shares (1)	317	21.18
December 12, 2024	Pan American Shares (1)	1,446	22.95
December 12, 2024	Pan American Shares (1)	1,204	22.95
December 13, 2024	Restricted Share Units (2)	640,632	31.16
January 8, 2025	Pan American Shares (1)	500	22.95
January 15, 2025	Pan American Shares (1)	547	21.18
January 17, 2025	Pan American Shares (1)	4,077	26.58
January 22, 2025	Pan American Shares (1)	1,500	21.18
January 27, 2025	Pan American Shares (1)	400	22.95
February 27, 2025	Pan American Shares (1)	20,000	17.53
March 13, 2025	Pan American Shares (1)	10,000	22.95
March 13, 2025	Pan American Shares (1)	4,000	21.18
March 13, 2025	Pan American Shares (1)	258	22.95
March 13, 2025	Pan American Shares (1)	500	21.18
March 13, 2025	Pan American Shares (1)	3,377	30.70
March 13, 2025	Pan American Shares (1)	4,023	22.95
March 14, 2025	Pan American Shares (1)	5,192	30.70
March 14, 2025	Pan American Shares (1)	3,765	21.18
March 14, 2025	Pan American Shares (1)	54	22.95
May 22, 2025	Pan American Shares (1)	6,000	22.95
May 22, 2025	Deferred Share Units (3)	43,420	32.2301
May 29, 2025	Pan American Shares (1)	1,820	22.95
June 5, 2025	Pan American Shares (1)	1,000	22.95

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Notes:

(1)	Issued upon exercise of stock options.
(2)	Issued pursuant to Pan American’s Long-Term Incentive Plan.
(3)	Issued to Pan American directors as part of their annual directors’ compensation.

Transfer Agent, Registrar and Auditor

As of the date of this Circular, the transfer agent and registrar for the Pan American Shares in Canada is Computershare Investor Services Inc. at its principal office in Vancouver, British Columbia, and in the United States is Computershare Trust Company, N.A. at its principal office in Denver, Colorado.

Deloitte LLP is the auditor of Pan American and is independent of Pan American within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of British Columbia and within the meaning of the U.S. Securities Exchange Act of 1933, as amended, and the applicable rules and regulations thereunder adopted by the SEC and the Public Company Accounting Oversight Board (United States).

Normal Course Issuer Bid

Pan American initiated a normal course issuer bid (the “NCIB”) on March 6, 2024, to repurchase Pan American Shares from time to time when, in the opinion of its Board of Directors, the market price of Pan American Shares may not fully reflect the underlying value of its mining operations, properties and future growth prospects. Pan American believes that in such circumstances, the outstanding Pan American Shares represent an accretive investment for Pan American since a portion of its excess cash generated on an annual basis can be invested for an attractive risk adjusted return on capital through the NCIB. Under the initial NCIB program, Pan American repurchased a total of 2,629,378 Pan American Shares for approximately US$44.3 million. The initial NCIB ended on March 5, 2025, and Pan American renewed the NCIB program for a further 12-month period from March 6, 2025, to March 7, 2026. Pan American has repurchased 459,058 Pan American Shares since March 6, 2025 for an average of approximately C$33.57 per Pan American Share, all of which were purchased following the announcement of its intention to acquire MAG on May 11, 2025. All Pan American Shares purchased under the NCIB programs have been cancelled.

Material Contracts

Except as otherwise disclosed in this Circular and as discussed in the Pan American AIF, during the 12 months prior to the date of this Circular, Pan American has not entered into any contracts, nor are there any contracts still in effect, that are material to Pan American or any of its subsidiaries, other than contracts entered into in the ordinary course of business. See “Material Contracts” in the Pan American AIF, which is incorporated by reference in this Circular.

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Risk Factors

The business and operations of Pan American, an investment in Pan American Shares and the completion of the Arrangement are subject to certain risks. In assessing the Arrangement, Shareholders should carefully consider the risks described under the heading “Risk Factors” in this Circular and the documents incorporated by reference herein. The risk factors identified in this Circular and the documents incorporated by reference are not exhaustive and other factors may arise in the future that are currently not foreseen by management of Pan American that may present additional risks in the future.

Documents Incorporated by Reference

Information has been incorporated by reference in this Circular from documents filed with the securities commissions or similar authorities in each of the provinces and territories of Canada and filed with, or furnished to, the SEC. Copies of the documents incorporated herein may be obtained on request without charge from the Corporate Secretary of Pan American at 2100-733 Seymour Street, Vancouver, British Columbia, Canada, V6B 0S6, and are also available electronically under Pan American’s issuer profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

The following documents, filed with the securities commissions or similar authorities in each of the provinces and territories of Canada and filed with, or furnished to, the SEC, are specifically incorporated by reference into, and form an integral part of this Circular:

(a)	the annual information form of Pan American dated February 19, 2025, for the year ended December 31, 2024 (the “Pan American AIF”);
(b)	the consolidated financial statements and notes of Pan American for the years ended December 31, 2024 and December 31, 2023, together with the independent registered public accounting firm’s reports thereon;

(c)	the unaudited condensed interim consolidated financial statements and notes of Pan American for the three months ended March 31, 2025 (the “Pan American Interim Financial Statements”);
(d)	the management’s discussion and analysis of Pan American dated February 19, 2025, for the year ended December 31, 2024;
(e)	the management’s discussion and analysis of Pan American dated May 7, 2025, for the three months ended March 31, 2025;

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(f)	the management information circular of Pan American dated March 17, 2025, prepared in connection with the annual and special meeting of shareholders of Pan American held on May 7, 2025; and

(g)	the material change report of Pan American dated May 21, 2025, in respect of the proposed Arrangement.

Any document of the type referred to in section 11.1 of Form 44-101F1 of National Instrument 44-101 – Short Form Prospectus Distributions (excluding confidential material reports), filed by Pan American with the securities commissions or similar regulatory authorities in the applicable provinces and territories of Canada after the date of this Circular shall be deemed to be incorporated by reference in the Circular. In addition, any document filed by Pan American with, or furnished to, the SEC pursuant to the U.S. Exchange Act, subsequent to the date of this Circular shall be deemed to be incorporated by reference into the Circular.

Any statement contained in this Circular or in any other document incorporated or deemed to be incorporated by reference in this Circular shall be deemed to be modified or superseded to the extent that a statement contained herein or in any other subsequently filed document which is deemed to be incorporated by reference in this Circular modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this Circular except as so modified or superseded.

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Appendix I
INFORMATION CONCERNING THE COMBINED COMPANY

Notice to Reader

The following information about the Combined Company following completion of the Arrangement should be read in conjunction with documents incorporated by reference in this Circular, and the information concerning MAG and Pan American, as applicable, appearing elsewhere in this Circular.

The information provided in this Appendix I is stated as of June 5, 2025, unless otherwise indicated. Capitalized terms used in this Appendix I but not otherwise defined herein have the meanings set forth in the Circular.

Forward-Looking Statements

Certain statements contained in this Appendix I constitute forward-looking statements within the meaning of applicable Securities Laws. Such forward-looking statements relate to future events or the Combined Company’s future performance. See “Forward-Looking Statements” in the Circular.

Overview

On completion of the Arrangement, the Combined Company will own all of the MAG Shares and MAG will be a wholly-owned subsidiary of Pan American. Immediately following completion of the Arrangement, former Shareholders (other than Dissenting Shareholders and Shareholders who receive only the Cash Consideration, if any) will be shareholders of the Combined Company. Based on the number of MAG Shares and Pan American Shares outstanding on June 5, 2025, immediately following completion of the Arrangement former Shareholders immediately prior to the Effective Time are anticipated to collectively own approximately 14% of the Pan American Shares on a fully diluted basis. All of the directors of MAG will resign concurrently with the completion of the Arrangement.

Following completion of the Arrangement, the Combined Company’s head office will be located at 2100-733 Seymour Street, Vancouver, British Columbia, Canada V6B 0S6 and the Combined Company’s registered office will be located at 1200 Waterfront Centre, 200 Burrard Street, Vancouver, British Columbia, Canada V7X 1T2, which is Pan American’s current head office and registered office, respectively.

The Combined Company will continue to be a corporation existing under the BCBCA. Upon completion of the Arrangement, the Combined Company will continue to be a reporting issuer in all of the provinces and territories of Canada. The Pan American Shares will continue to trade on the TSX and NYSE under the trading symbol “PAAS”.

I-1

Shareholders should consult their legal advisors regarding all of the implications of the transactions contemplated in the Arrangement.

Description of the Business

On completion of the Arrangement, the Combined Company will carry on the business operated by Pan American and MAG, and it will continue to engage in mining activities, including the operation, development and exploration of silver and gold producing properties and assets. The Combined Company will hold the following mineral projects, which prior to the completion of the Arrangement, each of Pan American and MAG had determined were material to it, as applicable:

Name	Jurisdiction	Attributable Ownership
La Colorada mine(1)	Mexico	100%
Jacobina mine(1)	Brazil	100%
Shahuindo mine(1)	Peru	100%
El Peñón mine (1)	Chile	100%
Escobal mine(1)	Guatemala	100%
Juanicipio mine (2)	Mexico	44%

Notes:

(1)	Represents material mines or development projects of Pan American.
(2)	Represents material operating mine of MAG. MAG owns a non-controlling 44% interest in the Juanicipio mine pursuant to a joint venture with Fresnillo plc.

Further information regarding the Juanicipio Mine can be found in the annual information form of MAG dated March 24, 2025, for the year ended December 31, 2024 (the “MAG AIF”), and further information regarding the La Colorada Skarn project, the Shahuindo mine, the Jacobina mine, the El Peñon mine and the Escobal mine can be found in the annual information form of Pan American dated February 19, 2025, for the year ended December 31, 2024 (the “Pan American AIF”).

Except as otherwise described in this Appendix, the business of and information relating to the Combined Company following completion of the Arrangement will be that of Pan American generally and as disclosed elsewhere in this Circular.

Intercorporate Relationships and Corporate Structure

The table below sets out the Combined Company’s subsidiaries holding the properties that were material to Pan American and MAG prior to the completion of the Arrangement, as applicable.

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Name	Jurisdiction
0799714 B.C. Ltd.	British Columbia
Aquiline Resources Inc.	British Columbia
Yamana Gold Inc.	British Columbia
MAG Silver Corp.	British Columbia
Pan American Silver (Barbados) Corp.	Barbados
Escobal Resources Holdings Ltd.	Barbados
Jacobina Mineração e Comércio Ltda.	Brazil
Corner Bay Silver Inc.	Canada
Minera Meridian Ltda.	Chile
Minera Yamana Chile SpA	Chile
Pan American Silver Guatemala, S.A.	Guatemala
PASMEX, S.A. de C.V.	Mexico
Plata Panamericana S.A. de C.V.	Mexico
Minera Los Lagartos, S.A. de C.V.	Mexico
Minera Juanicipio S.A. de C.V.	Mexico
Pan American (Netherlands) B.V.	Netherlands
Yamana International Holdings B.V.	Netherlands
Yamana Jacobina Holdings B.V.	Netherlands
Pan American Silver (Peru) S.A.C.	Peru
Shahuindo S.A.C.	Peru

Attached as Schedule “B” to this Appendix “I” is a chart which demonstrates the Combined Company’s anticipated corporate structure of the above noted subsidiaries following the completion of the Arrangement.

Directors and Officers of the Combined Company

The Arrangement will not result in changes to the directors and officers of Pan American. Following the completion of the Arrangement, the directors and officers of the Combined Company are expected to be the current directors and officers of Pan American.

Consolidated Capitalization

The following table sets out the consolidated cash and cash equivalents and the consolidated capitalization of the Combined Company as at March 31, 2025, on an adjusted basis, giving effect to the Arrangement (as if it had closed on March 31, 2025).

As at March 31, 2025 (in millions of United States dollars, except shares)	Pan American (actual)	Combined Company (adjusted)
Cash and cash equivalents	900.1	556.5
Long-term debt	703.4	703.4
Total equity	4,830.3	6,455.8
Issued capital	5,925.8	7,551.3
Pan American Shares	362.2	421.9

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Selected Unaudited Pro Forma Financial Information

Certain selected unaudited pro forma financial information is set forth in the following tables. Such information should be read in conjunction with the unaudited pro forma consolidated financial statements of Pan American after giving effect to the Arrangement for the year ended December 31, 2024, and as at and for the three months ended March 31, 2025, and the accompanying notes thereto attached as Schedule “A” to this Appendix “I”.

Adjustments have been made to prepare the unaudited pro forma consolidated financial statements of Pan American, which adjustments are based on certain assumptions. Both the adjustments and the assumptions made in respect thereof are described in the notes to the unaudited pro forma consolidated financial statements set forth in Schedule “A” to this Appendix “I”.

The unaudited pro forma consolidated financial information is presented for illustrative purposes only and is not necessarily indicative of the operating or financial results that would have occurred had the Arrangement actually occurred at the times contemplated by the notes to the unaudited pro forma consolidated financial statements set forth in Schedule “A” to this Appendix “I” or of the results expected in future periods.

Pro Forma Consolidated Statement of Income

As at March 31, 2025 (in millions of United States dollars, except shares)	Three months ended March 31, 2025	Year ended December 31, 2024
Revenue	773.2	2,818.9
Cost of sales	(522.4)	(2,270.4)
Mine Operating Earnings	250.8	548.5
Income from equity accounted investment in Juanicipio	28.9	67.4
Other Costs and Expenses	(30.8)	(55.2)
Earnings from Operations	248.9	560.7
Investment Income (Loss)	6.9	(9.7)
Interest and Finance Expense	(19.7)	(85.4)
Income Tax	(45.9)	(322.7)
Net Earnings	190.2	142.9
Earnings per Share
Pro Forma Basic earnings per share	0.45	0.33
Pro Forma Diluted earnings per share	0.45	0.33

I-4

Pro Forma Consolidated Statement of Financial Position

As at March 31, 2025 (in millions of United States dollars, except shares)	As at March 31, 2025
Total current assets	1,421.2
Mineral properties, plant and equipment	5,360.6
Investment in Juanicipio	1,930.0
All other assets	154.2
Total assets	8,866.0
Total current liabilities	633.2
Total long-term debt	703.4
All other liabilities	1,073.6
Total liabilities	2,410.2
Total equity	6,455.8

Post-Arrangement Shareholdings and Principal Shareholders

To the knowledge of the directors and executive officers of MAG and Pan American, immediately following completion of the Arrangement, there will be no person or company that beneficially owns, directly or indirectly, or exercises control or direction over, voting securities of the Combined Company carrying 10% or more of the voting rights attached to any class of voting securities of the Combined Company.

Dividends

The dividend policy of the Combined Company following the completion of the Arrangement is expected to be the dividend policy of Pan American as of the date hereof. See Appendix H – “Information Concerning Pan American”.

Transfer Agent, Registrar and Auditor

Following completion of the Arrangement, the independent registered public accounting firm of the Combined Company will be Deloitte LLP located in Vancouver, which is the current independent registered public accounting firm of Pan American. Following completion of the Arrangement, the transfer agent and registrar for the Pan American Shares will be Computershare Investor Services Inc. at its principal office in Vancouver, British Columbia, and Computershare Trust Company, N. A. at its office in Denver, Colorado, U.S.A.

I-5

Risk Factors

The business and operations of the Combined Company, an investment in Pan American Shares and the completion of the Arrangement will continue to be subject to certain risks currently faced by Pan American and MAG, as well as certain risks unique to the Combined Company following completion of the Arrangement. In assessing the Arrangement, Shareholders should carefully consider the risks described in this Circular and the documents incorporated by reference herein, including the Pan American AIF and MAG AIF.

I-6

SCHEDULE “A”

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

See attached.

I-7

Unaudited Pro Forma Condensed Consolidated Financial Statements AS AT AND FOR THE THREE MONTHS ENDED MARCH 31, 2025 AND FOR THE YEAR ENDED DECEMBER 31, 2024

PAN AMERICAN — SILVER —

Pro Forma Condensed Consolidated Statement of Financial Position
As at March 31, 2025
(unaudited, in millions of U.S. dollars)

	Pan American Silver Corp.	MAG Silver Corp.	Accounting Policy Alignment Adjustments (Note 5)	Pro Forma Adjustments (Note 6)	Note	Pro Forma Consolidated
Assets						
Current assets						
Cash and cash equivalents	$ 900.1	$ 156.4	$ —	$ (500.0)	6(a)	**$ 556.5**
Investments	22.9	—	—	—		**22.9**
Trade and other receivables	171.8	0.6	—	—		**172.4**
Income tax receivables	29.5	—	—	—		**29.5**
Inventories	594.6	—	—	—		**594.6**
Prepaid expenses and other current assets	43.8	1.5	—	—		**45.3**
	1,762.7	158.5	—	(500.0)		**1,421.2**
Non-current assets						
Mineral properties, plant and equipment	5,288.7	85.9	(63.1)	49.1	5(a), 6(b)	**5,360.6**
Long-term inventories	29.3	—	—	—		**29.3**
Long-term tax receivables	18.9	—	—	—		**18.9**
Deferred tax assets	33.5	—	—	—		**33.5**
Investment in Juanicipio	—	398.2	—	1,531.8	6(c)	**1,930.0**
Goodwill & other assets	72.5	—	—	—		**72.5**
Total assets	$ 7,205.6	$ 642.6	$ (63.1)	$ 1,080.9		**$ 8,866.0**
Liabilities						
Current liabilities						
Accounts payable and accrued liabilities	$ 434.3	$ 21.4	$ —	$ 10.8	6(d)	**$ 466.5**
Derivative liabilities	2.1	—	—	—		**2.1**
Provisions	44.6	—	—	—		**44.6**
Lease obligations	40.4	0.1	—	—		**40.5**
Debt	6.8	—	—	—		**6.8**
Income tax payables	72.7	—	—	—		**72.7**
	600.9	21.5	—	10.8		**633.2**
Non-current liabilities						
Long-term provisions	429.6	0.5	—	—		**430.1**
Deferred tax liabilities	491.9	15.1	—	(15.1)	6(e)	**491.9**
Long-term lease obligations	53.8	2.1	—	—		**55.9**
Long-term debt	703.4	—	—	—		**703.4**
Other long-term liabilities	95.7	—	—	—		**95.7**
Total liabilities	$ 2,375.3	$ 39.2	$ —	$ (4.3)		**$ 2,410.2**
Equity						
Issued capital	5,925.8	620.6	—	1,004.9	6(f)	**7,551.3**
Share option reserve	94.9	23.3	—	(23.3)	6(g)	**94.9**
Investment revaluation reserve	(30.9)	0.8	—	(0.8)	6(g)	**(30.9)**
Deficit	(1,173.3)	(41.3)	(63.1)	104.4	5(a), 6(g)	**(1,173.3)**
Total equity attributable to Company shareholders	4,816.5	603.4	(63.1)	1,085.2		**6,442.0**
Non-controlling interests	13.8	—	—	—		**13.8**
Total equity	4,830.3	603.4	(63.1)	1,085.2		**6,455.8**
Total liabilities and equity	$ 7,205.6	$ 642.6	$ (63.1)	$ 1,080.9		**$ 8,866.0**

See accompanying notes to the pro forma condensed interim consolidated financial statements.

PAN AMERICAN SILVER CORP. 2

PAN AMERICAN SILVER

Pro Forma Condensed Consolidated Statements of Earnings
For the three months ended March 31, 2025
(unaudited, in millions of U.S. dollars, except for per share amounts)

	Pan American Silver Corp.	MAG Silver Corp.	Accounting Policy Alignment Adjustments (Note 5)	Pro Forma Adjustments (Note 6)	Note	Pro Forma Consolidated
Revenue	$ 773.2	$ —	$ —	$ —		$ 773.2
Cost of sales						
Production costs	(380.2)	—	—	—		(380.2)
Depreciation and amortization	(119.4)	—	—	—		(119.4)
Royalties	(22.8)	—	—	—		(22.8)
	(522.4)	—	—	—		(522.4)
Mine operating earnings	250.8	—	—	—		250.8
General and administrative	(24.5)	(5.0)	—	—		(29.5)
Exploration and project development	(4.1)	—	(3.2)	—	5(b)	(7.3)
Mine care and maintenance	(7.7)	—	—	—		(7.7)
Foreign exchange gains	0.1	—	—	—		0.1
Derivative gains	15.8	—	—	—		15.8
Mineral properties, plant and equipment losses	(0.5)	—	—	—		(0.5)
Income from equity accounted investment in Juanicipio	—	33.9	—	(5.0)	6(h)	28.9
Other expense	(1.7)	—	—	—		(1.7)
Earnings from operations	228.2	28.9	(3.2)	(5.0)		248.9
Investment income	5.3	1.6	—	—		6.9
Interest and finance expense	(19.6)	(0.1)	—	—		(19.7)
Earnings before income taxes	213.9	30.4	(3.2)	(5.0)		236.1
Income tax expense	(44.6)	(1.6)	—	0.3	6(i)	(45.9)
Net earnings	$ 169.3	$ 28.8	$ (3.2)	$ (4.7)		$ 190.2
Net earnings attributable to:						
Equity holders of Pan American	$ 168.7	$ 28.8	$ (3.2)	$ (4.7)		$ 189.6
Non-controlling interests	0.6	—	—	—		0.6
	$ 169.3	$ 28.8	$ (3.2)	$ (4.7)		$ 190.2
Earnings per share attributable to common shareholders						
Basic earnings per share (Note 7)	$ 0.47					$ 0.45
Diluted earnings per share (Note 7)	$ 0.47					$ 0.45

See accompanying notes to the pro forma condensed interim consolidated financial statements.

PAN AMERICAN SILVER CORP. 3

PAN AMERICAN SILVER

Pro Forma Condensed Consolidated Statement of Earnings
For the twelve months ended December 31, 2024
(unaudited, in millions of U.S. dollars, except for per share amounts)

	Pan American Silver Corp.	MAG Silver Corp.	Accounting Policy Alignment Adjustments (Note 5)	Pro Forma Adjustments (Note 6)	Note	Pro Forma Consolidated
Revenue	$ 2,818.9	$ —	$ —	$ —		**$ 2,818.9**
Cost of sales						
Production costs	(1,633.8)	—	—	—		**(1,633.8)**
Depreciation and amortization	(571.7)	—	—	—		**(571.7)**
Royalties	(64.9)	—	—	—		**(64.9)**
	(2,270.4)	—	—	—		**(2,270.4)**
Mine operating earnings	548.5	—	—	—		**548.5**
General and administrative	(69.8)	(14.8)	—	—		**(84.6)**
Exploration and project development	(10.1)	(0.6)	(23.5)	—	5(c)	**(34.2)**
Mine care and maintenance	(32.3)	—	—	—		**(32.3)**
Foreign exchange gains (losses)	38.2	(0.5)	—	—		**37.7**
Derivative Losses	(25.1)	—	—	—		**(25.1)**
Mineral properties, plant and equipment losses	(1.4)	—	—	—		**(1.4)**
Gains from sale of subsidiaries	137.4	—	—	—		**137.4**
Change in mine reclamation obligations	(53.7)	—	—	—		**(53.7)**
Income from equity accounted investment in Juanicipio	—	92.9	—	(25.5)	6(j)	**67.4**
Other (expense) income	(1.0)	2.0	—	—		**1.0**
Earnings from operations	530.7	79.0	(23.5)	(25.5)		**560.7**
Investment (loss) income	(14.3)	4.6	—	—		**(9.7)**
Interest and finance expense	(84.7)	(0.7)	—	—		**(85.4)**
Earnings before income taxes	431.7	82.9	(23.5)	(25.5)		**465.6**
Income tax expense	(319.0)	(5.0)	—	1.3	6(k)	**(322.7)**
Net earnings	$ 112.7	$ 77.9	$ (23.5)	$ (24.2)		**$ 142.9**
Net earnings attributable to:						
Equity holders of Pan American	$ 111.5	$ 77.9	$ (23.5)	$ (24.2)		**$ 141.7**
Non-controlling interests	1.2	—	—	—		**1.2**
	$ 112.7	$ 77.9	$ (23.5)	$ (24.2)		**$ 142.9**
Earnings per share attributable to common shareholders						
Basic earnings per share (Note 7)	$ 0.31					**$ 0.33**
Diluted earnings per share (Note 7)	$ 0.31					**$ 0.33**

See accompanying notes to the pro forma condensed consolidated financial statements.

PAN AMERICAN SILVER CORP. 4

Notes to the Unaudited Pro Forma Condensed Interim Consolidated Financial Statements As at March 31, 2025, and for the three months ended March 31, 2025 and twelve months ended December 31, 2024 (unaudited with tabular amounts in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts, unless otherwise noted) 1. DESCRIPTION OF THE TRANSACTION On May 11 , 2025 , Pan American Silver Corp . ("Pan American") and MAG Silver Corp . ("MAG") entered into a definitive agreement (the "Arrangement Agreement") whereby Pan American will acquire all of the issued and outstanding common shares of MAG pursuant to a plan of arrangement under the Business Corporations Act (British Columbia) (the "Transaction") . The Transaction will require approval by 66 2 / 3 % of the votes cast by MAG shareholders at a special meeting expected to be held in July 2025 and is also subject to court and regulatory approvals, among other conditions to closing as set out in the Arrangement Agreement . Pan American engages in silver and gold mining and related activities, including exploration, mine development, extraction, processing, refining and reclamation . The Company owns and operates mines located in Canada, Mexico, Peru, Bolivia, Argentina, Chile and Brazil . The Company also owns the Escobal mine in Guatemala that continues to be on care and maintenance pending satisfactory completion of a consultation process led by the Ministry of Energy and Mines in Guatemala . MAG is a primary silver mining company through its 44 % interest in the Juanicipio mine, operated by Fresnillo plc ("Fresnillo"), who holds the remaining 56 % interest in the Juanicipio mine . Under the terms of the Transaction, MAG shareholders will be able to elect to receive the consideration as either (i) $ 20 . 54 in cash per MAG share or (ii) 0 . 755 common shares of Pan American and $ 0 . 0001 in cash per MAG share, or a combination of cash and shares, subject to proration such that the aggregate consideration paid to all MAG shareholders consists of $ 500 million in cash and the remaining consideration paid in Pan American Shares . At closing, Pan American expects to issue an aggregate of approximately 60 million common shares to MAG shareholders, and following completion of the Transaction, existing MAG shareholders will own approximately 14 % of the issued and outstanding common shares of Pan American on a fully diluted basis . These unaudited pro forma condensed consolidated financial statements of Pan American (the "Pro Forma Financial Statements") have been prepared to give effect to the Transaction on the date and as of the time periods specified herein and in the opinion of management, include all adjustments necessary for the fair presentation of the aforementioned matters . 2. BASIS OF PREPARATION These Pro Forma Financial Statements have been prepared in connection with the Transaction outlined in Note 1 whereby Pan American will acquire all of the issued and outstanding common shares of MAG . The Pro Forma Financial Statements have been prepared based on information derived from, and should be read in conjunction with, (i) the unaudited condensed interim consolidated financial statements of Pan American for the three months ended March 31 , 2025 and 2024 ; (ii) the consolidated financial statements of Pan American for the years ended December 31 , 2024 and 2023 ; (iii) the unaudited condensed consolidated interim financial statements of MAG for the three months ended March 31 , 2025 and 2024 ; and (iv) the consolidated financial statements of MAG for the years ended December 31 , 2024 and 2023 . The Pro Forma Financial Statements have been compiled from and include : a. An unaudited pro forma consolidated statement of financial position as at March 31 , 2025 , giving effect to the Transaction and various pro forma assumptions and adjustments described in Notes 6 and 7 as if those had occurred on March 31 , 2025 , therefore combining the unaudited condensed interim consolidated statement of financial position of Pan American as at March 31 , 2025 and the unaudited condensed consolidated statement of financial position of MAG as at March 31 , 2025 . b. An unaudited pro forma condensed consolidated statement of earnings for the three - month period ended March 31 , 2025 , giving effect to the Transaction and various pro forma assumptions and adjustments described in Notes 6 and 7 as if those had occurred on January 1 , 2024 , therefore combining the unaudited condensed interim consolidated statement of earnings and comprehensive earnings of Pan American for the PAN AMERICAN SILVER CORP. 5

Notes to the Unaudited Pro Forma Condensed Interim Consolidated Financial Statements As at March 31, 2025, and for the three months ended March 31, 2025 and twelve months ended December 31, 2024 (unaudited with tabular amounts in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts, unless otherwise noted) thee - month period ended March 31 , 2025 , and the unaudited condensed consolidated interim statement of income and comprehensive income of MAG for the three - month period ended March 31 , 2025 . c . A condensed unaudited pro forma consolidated statement of earnings for the year ended December 31 , 2024 , giving effect to the Transaction and various pro forma assumptions and adjustments described in Notes 6 and 7 as if those had occurred on January 1 , 2024 , therefore combining the consolidated statement of earnings and comprehensive earnings of Pan American for the year ended December 31 2024 , and the consolidated statement of income and comprehensive income of MAG for the year ended December 31 , 2024 . The unaudited pro forma information and adjustments, including the preliminary allocation of purchase price, are based upon preliminary estimates of the relative fair values of assets acquired and liabilities assumed, current available information and certain assumptions that management believes are reasonable in the circumstances . The Pro Forma Financial Statements are presented for illustrative purposes only and do not reflect additional potential savings or costs that may result from the Transaction . The actual adjustments to the consolidated financial statements as of the closing date of the Transaction will depend on a number of factors, including, among others, the Pan American share price, additional information available, and the net assets of MAG on the closing date of the Transaction, and, as a result, the actual adjustments will differ from the pro forma adjustments . The Pro Forma Financial Statements are not necessarily indicative of the operating results or financial condition achieved if the Transaction had been completed on the dates or for the periods presented, nor do they purport or project the results of operations or financial position of the combined entities for any future period or as of any future date . 3. SIGNIFICANT ACCOUNTING POLICIES The accounting policies used in the preparation of the Pro Forma Financial Statements are those set out in Pan American's consolidated financial statements for the years ended December 31 , 2024 and 2023 , and the related notes contained therein, and the unaudited condensed interim consolidated financial statements for the three months ended March 31 , 2025 and 2024 , and the related notes contained therein . In order to prepare the Pro Forma Financial Statements, a preliminary review was undertaken to identify accounting policy differences where the impact was potentially material and could be reasonably estimated . The significant accounting policies of MAG conform in all material respects to those of Pan American, with the exception of accounting for exploration and evaluation expenditures subsequent to acquisition of exploration projects and acquired exploration rights . Pan American expenses exploration expenditures as incurred and evaluation expenditures are only capitalized when management determines there is a high degree of confidence that future economic benefits will flow to Pan American, whereas MAG capitalizes all exploration and evaluation expenditures . An adjustment has been recorded to align MAG’s results to Pan American’s accounting policy (see Note 5 ) . 4. ASSET ACQUISITION AND PRO FORMA PURCHASE PRICE ALLOCATION Pan American has completed a preliminary assessment and concluded that MAG does not meet the definition of a business in accordance with IFRS 3 Business Combinations . Accordingly, Pan American has accounted for the transaction as a purchase of assets . When an acquisition involves a purchase of assets, the purchase price, which includes associated transaction costs, is allocated to the assets acquired and liabilities assumed based on their relative fair value, and no goodwill arises on the transaction . Pro Forma Purchase Price Allocation Pan American has not completed the detailed valuation study necessary to arrive at the required final estimates of the relative fair value of the MAG assets to be acquired and liabilities to be assumed . A final determination of the fair relative value of MAG’s assets and liabilities, including the investment in Juanicipio, acquired exploration and evaluation assets, and other assets and liabilities which are accounted for at relative fair value, will be based on the information and assumptions that exist as of the closing date of the Transaction, and, therefore, cannot be made prior to such closing date . In addition, the value of the consideration to be paid by Pan American upon the consummation of the Transaction will be determined based on the closing price of Pan American’s common shares on the closing date of PAN AMERICAN SILVER CORP. 6

59.7 $ 1,625.5 500.0 10.8 Fair value estimate of Pan American Share consideration (1) Cash Transaction costs (2) $ 2,136.3 Total consideration Nature of consideration Issuable (1) (in millions) Consideration (1) The Pan American Share consideration value is based on an assumed value of $27.21 per share (based on the closing price of the common shares of Pan American on NYSE on May 9, 2025). (2) Pan American's estimated transaction costs associated with the Transaction. b) Pan American consideration fair value allocation The estimated allocation of the pro forma consideration is summarized in the table below: Assets acquired $ 156.4 Cash 1,930.0 Investment in Juanicipio 2.6 Plant and equipment 69.3 Exploration and evaluation assets 2.1 Other assets Liabilities assumed (21.4) Accounts payable and dividends payable (0.5) Provision for closure and decommissioning liabilities (2.2) Lease obligations $ 2,136.3 Net assets acquired Notes to the Unaudited Pro Forma Condensed Interim Consolidated Financial Statements As at March 31, 2025, and for the three months ended March 31, 2025 and twelve months ended December 31, 2024 (unaudited with tabular amounts in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts, unless otherwise noted) the Transaction . Further, no effect has been given to any new MAG common shares or equity awards that may be issued or granted subsequent to March 31 , 2025 , and before the closing date of the Transaction . As a result, the pro forma adjustments are preliminary and are subject to change as additional information becomes available and as additional analysis is performed . The preliminary pro forma adjustments have been made solely for the purpose of providing the unaudited pro forma financial information . Pan American has estimated the fair value of MAG’s assets and liabilities based on preliminary valuation information, due diligence and information presented in MAG’s public filings . Until the Transaction is completed, both companies are limited in their ability to share certain information . Upon completion of the Transaction, a final determination of fair value of MAG’s assets and liabilities will be performed . Any increases or decreases in the fair value of assets acquired and liabilities assumed upon completion of the final valuations will be reflected in the actual reporting by Pan American subsequent to closing of the Transaction . The final purchase price allocation may be materially different than that reflected in the pro forma allocation presented below . The estimated purchase consideration and the preliminary relative fair values of assets acquired, and liabilities assumed for the purposes of these unaudited pro forma consolidated financial statements is summarized in the tables below : a) Consideration The estimated fair value of the total consideration paid in the Transaction is as follows : Shares Issued/ PAN AMERICAN SILVER CORP. 7

Notes to the Unaudited Pro Forma Condensed Interim Consolidated Financial Statements As at March 31, 2025, and for the three months ended March 31, 2025 and twelve months ended December 31, 2024 (unaudited with tabular amounts in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts, unless otherwise noted) 5. ACCOUNTING POLICY ALIGNMENT ADJUSTMENTS Accounting policy alignment adjustments to the consolidated statement of financial position : The unaudited pro forma condensed statement of financial position reflects the following adjustments as if the Transaction had been completed on March 31 , 2025 : a. An adjustment of $ 63 . 1 million to Mineral properties, plant and equipment assets to derecognize MAG's capitalized exploration and evaluation expenditures incurred post - acquisition such that the carrying value equates to MAG's historical costs of $ 20 . 2 million . Accounting policy alignment adjustments to the consolidated statement of earnings : The unaudited pro forma consolidated statement of earnings for the three - months ended March 31 , 2025 , reflect the following accounting policy alignment adjustments to give effect to the acquisition as if it had occurred on January 1 , 2024 : b. An adjustment of $ 3 . 2 million to exploration and project development to recognize post - acquisition exploration and evaluation expenditures incurred by MAG in the three months ended March 31 , 2025 . The unaudited pro forma consolidated statement of earnings for the year ended December 31 , 2024 , reflect the following accounting policy alignment adjustments to give effect to the acquisition as if it had occurred on January 1 , 2024 : c. An adjustment of $ 23 . 5 million to exploration and project development to recognize post - acquisition exploration and evaluation expenditures incurred by MAG in the year ended December 31 , 2024 . PAN AMERICAN SILVER CORP. 8

Notes to the Unaudited Pro Forma Condensed Interim Consolidated Financial Statements As at March 31, 2025, and for the three months ended March 31, 2025 and twelve months ended December 31, 2024 (unaudited with tabular amounts in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts, unless otherwise noted) 6. PRO FORMA ADJUSTMENTS Pro forma adjustments to the consolidated statement of financial position : The unaudited pro forma condensed statement of financial position reflects the following adjustments as if the Transaction had been completed on March 31 , 2025 : a. An adjustment of $ 500 . 0 million to Cash and cash equivalents to reflect the cash portion of the consideration paid in connection with the Transaction . b. Fair value adjustment to Mineral properties, plant and equipment, specifically exploration and evaluation assets, of $ 49 . 1 million arising from the purchase price allocation of consideration paid (Note 4 (b)) . c. Fair value adjustment to the Investment in Juanicipio of $ 1 , 531 . 8 million arising from the purchase price allocation of consideration paid (Note 4 (b)) . This was primarily due to a fair value increase in Juanicipio's mineral properties, plant and equipment . d. An adjustment to Accounts payable and accrued liabilities relating to estimated transaction costs incurred by Pan American in connection with the Transaction . e. An adjustment to Deferred income taxes of $ 15 . 1 million to derecognize the acquired deferred income tax liability as a result of the application of the IAS 12 initial recognition exemption for the asset acquisition accounting under IFRS . f. An adjustment to eliminate the share capital of MAG upon acquisition ( $ 620 . 6 million), and the increase in share capital associated with the new issuance of Pan American shares in connection with the Transaction ( $ 1 , 625 . 5 million) (Note 4 (a)) . g. An adjustment to eliminate the share option reserve ( $ 23 . 3 million), investment revaluation reserve ( $ 0 . 8 million), and accumulated deficit ( $ 41 . 3 million) of MAG upon acquisition . Pro forma adjustments to the consolidated statements of earnings : The unaudited pro forma consolidated statement of earnings for the three months ended March 31 , 2025 , reflect the following assumptions and adjustments to give effect to the acquisition as if it had occurred on January 1 , 2024 : h. An adjustment to Income from equity accounted investment in Juanicipio of $ 5 . 0 million for the three - month period ended March 31 , 2025 , primarily as a result of increased depreciation and depletion expenses arising from the relative fair value assigned to mineral properties, plant and equipment in the investment in Juanicipio (Note 6 (c)) . i. An adjustment to recognize the deferred tax impact of the adjustment to Income from equity accounted investment in Juanicipio (Note 6 (h)) made to the pro forma consolidated statement of earnings of $ 0 . 3 million for the three - month period ended March 31 , 2025 . The unaudited pro forma consolidated statement of earnings for year ended December 31 , 2024 , reflect the following assumptions and adjustments to give effect to the acquisition as if it had occurred on January 1 , 2024 : j. An adjustment to Income from equity accounted investment in Juanicipio of $ 25 . 5 million for the year ended December 31 , 2024 primarily as a result of increased depreciation and depletion expenses arising from the relative fair value assigned to mineral properties, plant and equipment in the investment in Juanicipio (Note 6 (c)) . k. An adjustment to recognize the deferred tax impact of the adjustment to Income from equity accounted investment in Juanicipio (Note 6 (c)) made to the pro forma consolidated statement of earnings of $ 1 . 3 million for the year ended December 31 , 2024 . The pro forma statement does not reflect and does not give effect to any synergies, operating efficiencies and cost savings that may result from the acquisition . PAN AMERICAN SILVER CORP. 9

362.2 $ 5,925.8 59.7 1,625.5 Issued and outstanding, March 31, 2025 Shares consideration issued in connection with the Transaction (Note 4(a)) 421.9 $ 7,551.3 Pro forma balance issued and outstanding Common Shares (in millions) Amount Pro Forma Earnings per share Three - months ended March 31, 2025 (shares in millions) Year ended December 31, 2024 (shares in millions) 363.4 59.7 362.4 59.7 Actual weighted average number of Pan American Shares outstanding - Basic Number of Pan American Shares issued in connection with the Transaction 423.1 422.1 Pro forma weighted average number of Pan American Shares outstanding - Basic 363.4 59.7 362.5 59.7 Actual weighted average number of Pan American Shares outstanding - Diluted Number of Pan American Shares issued in connection with the Transaction 423.1 422.2 Pro forma weighted average number of Pan American Shares outstanding - Diluted $ 141.7 $ 189.6 Pro forma consolidated net earnings attributable to equity holders of Pan American $ 0.33 $ 0.33 $ 0.45 $ 0.45 Pro forma net earnings per share - Basic Pro forma net earnings per share - Diluted Notes to the Unaudited Pro Forma Condensed Interim Consolidated Financial Statements As at March 31, 2025, and for the three months ended March 31, 2025 and twelve months ended December 31, 2024 (unaudited with tabular amounts in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts, unless otherwise noted) 7. PRO FORMA SHARE CAPITAL AND EARNINGS PER SHARE Pro Forma Share Capital PAN AMERICAN SILVER CORP. 10

I - 8 SCHEDULE “B” ANTICIPATED COMBINED COMPANY MATERIAL CORPORATE STRUCTURE General Notes: • Percent interest is 100% unless otherwise noted. • Percent interest represents fully diluted (including all voting and non - voting shareholdings, investment shares in Peru and preferred shares in Canada). • Percentages may be rounded. Key: Mining Operations [ PROVINCE, STATE OR COUNTRY OF ORIGINATING JURISDICTION ]

Appendix J DISSENT PROVISIONS OF THE BCBCA

DIVISION 2 OF PART 8 OF THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

Definitions and application

237 (1) In this Division:

“dissenter” means a shareholder who, being entitled to do so, sends written notice of dissent when and as required by section 242;

“notice shares” means, in relation to a notice of dissent, the shares in respect of which dissent is being exercised under the notice of dissent;

“payout value” means,

(a)       in the case of a dissent in respect of a resolution, the fair value that the notice shares had immediately before the passing of the resolution,

(b)       in the case of a dissent in respect of an arrangement approved by a court order made under section 291 (2) (c) that permits dissent, the fair value that the notice shares had immediately before the passing of the resolution adopting the arrangement,

(c)       in the case of a dissent in respect of a matter approved or authorized by any other court order that permits dissent, the fair value that the notice shares had at the time specified by the court order, or

(d)       in the case of a dissent in respect of a community contribution company, the value of the notice shares set out in the regulations, excluding any appreciation or depreciation in anticipation of the corporate action approved or authorized by the resolution or court order unless exclusion would be inequitable.

(2) This Division applies to any right of dissent exercisable by a shareholder except to the extent that

(a)       the court orders otherwise, or

(b)       in the case of a right of dissent authorized by a resolution referred to in section 238 (1) (g), the court orders otherwise or the resolution provides otherwise.

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Right to dissent

238 (1) A shareholder of a company, whether or not the shareholder’s shares carry the right to vote, is entitled to dissent as follows:

(a)       under section 260, in respect of a resolution to alter the articles

(i)       to alter restrictions on the powers of the company or on the business the company is permitted to carry on,

(ii)       without limiting subparagraph (i), in the case of a community contribution company, to alter any of the company’s community purposes within the meaning of section 51.91, or

(iii)       without limiting subparagraph (i), in the case of a benefit company, to alter the company’s benefit provision;

(b)       under section 272, in respect of a resolution to adopt an amalgamation agreement;

(c)       under section 287, in respect of a resolution to approve an amalgamation under Division 4 of Part 9;

(d)       in respect of a resolution to approve an arrangement, the terms of which arrangement permit dissent;

(e)       under section 301 (5), in respect of a resolution to authorize or ratify the sale, lease or other disposition of all or substantially all of the company’s undertaking;

(f)       under section 309, in respect of a resolution to authorize the continuation of the company into a jurisdiction other than British Columbia;

(g)       in respect of any other resolution, if dissent is authorized by the resolution;

(h)       in respect of any court order that permits dissent.

(1.1) A shareholder of a company, whether or not the shareholder’s shares carry the right to vote, is entitled to dissent under section 51.995 (5) in respect of a resolution to alter its notice of articles to include or to delete the benefit statement.

(2) A shareholder wishing to dissent must

(a)       prepare a separate notice of dissent under section 242 for

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(i)       the shareholder, if the shareholder is dissenting on the shareholder’s own behalf, and

(ii)       each other person who beneficially owns shares registered in the shareholder’s name and on whose behalf the shareholder is dissenting,

(b)       identify in each notice of dissent, in accordance with section 242 (4), the person on whose behalf dissent is being exercised in that notice of dissent, and

(c)       dissent with respect to all of the shares, registered in the shareholder’s name, of which the person identified under paragraph (b) of this subsection is the beneficial owner.

(3) Without limiting subsection (2), a person who wishes to have dissent exercised with respect to shares of which the person is the beneficial owner must

(a)       dissent with respect to all of the shares, if any, of which the person is both the registered owner and the beneficial owner, and

(b)       cause each shareholder who is a registered owner of any other shares of which the person is the beneficial owner to dissent with respect to all of those shares.

Waiver of right to dissent

239 (1) A shareholder may not waive generally a right to dissent but may, in writing, waive the right to dissent with respect to a particular corporate action.

(2) A shareholder wishing to waive a right of dissent with respect to a particular corporate action must

(a)       provide to the company a separate waiver for

(i)       the shareholder, if the shareholder is providing a waiver on the shareholder’s own behalf, and

(ii)       each other person who beneficially owns shares registered in the shareholder’s name and on whose behalf the shareholder is providing a waiver, and

(b)       identify in each waiver the person on whose behalf the waiver is made.

(3) If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on the shareholder’s own behalf, the shareholder’s right to dissent with respect to the particular corporate action terminates in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and this Division ceases to apply to

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(a)       the shareholder in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and

(b)       any other shareholders, who are registered owners of shares beneficially owned by the first mentioned shareholder, in respect of the shares that are beneficially owned by the first mentioned shareholder.

(4) If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on behalf of a specified person who beneficially owns shares registered in the name of the shareholder, the right of shareholders who are registered owners of shares beneficially owned by that specified person to dissent on behalf of that specified person with respect to the particular corporate action terminates and this Division ceases to apply to those shareholders in respect of the shares that are beneficially owned by that specified person.

Notice of resolution

240 (1) If a resolution in respect of which a shareholder is entitled to dissent is to be considered at a meeting of shareholders, the company must, at least the prescribed number of days before the date of the proposed meeting, send to each of its shareholders, whether or not their shares carry the right to vote,

(a)       a copy of the proposed resolution, and

(b)       a notice of the meeting that specifies the date of the meeting, and contains a statement advising of the right to send a notice of dissent.

(2) If a resolution in respect of which a shareholder is entitled to dissent is to be passed as a consent resolution of shareholders or as a resolution of directors and the earliest date on which that resolution can be passed is specified in the resolution or in the statement referred to in paragraph (b), the company may, at least 21 days before that specified date, send to each of its shareholders, whether or not their shares carry the right to vote,

(a)       a copy of the proposed resolution, and

(b)       a statement advising of the right to send a notice of dissent.

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(3) If a resolution in respect of which a shareholder is entitled to dissent was or is to be passed as a resolution of shareholders without the company complying with subsection (1) or (2), or was or is to be passed as a directors’ resolution without the company complying with subsection (2), the company must, before or within 14 days after the passing of the resolution, send to each of its shareholders who has not, on behalf of every person who beneficially owns shares registered in the name of the shareholder, consented to the resolution or voted in favour of the resolution, whether or not their shares carry the right to vote,

(a)       a copy of the resolution,

(b)       a statement advising of the right to send a notice of dissent, and

(c)       if the resolution has passed, notification of that fact and the date on which it was passed.

(4) Nothing in subsection (1), (2) or (3) gives a shareholder a right to vote in a meeting at which, or on a resolution on which, the shareholder would not otherwise be entitled to vote.

Notice of court orders

241 If a court order provides for a right of dissent, the company must, not later than 14 days after the date on which the company receives a copy of the entered order, send to each shareholder who is entitled to exercise that right of dissent

(a)       a copy of the entered order, and

(b)       a statement advising of the right to send a notice of dissent.

Notice of dissent

242 (1) A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (a), (b), (c), (d), (e) or (f) or (1.1) must,

(a)       if the company has complied with section 240 (1) or (2), send written notice of dissent to the company at least 2 days before the date on which the resolution is to be passed or can be passed, as the case may be,

(b)       if the company has complied with section 240 (3), send written notice of dissent to the company not more than 14 days after receiving the records referred to in that section, or

(c)       if the company has not complied with section 240 (1), (2) or (3), send written notice of dissent to the company not more than 14 days after the later of

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(i)       the date on which the shareholder learns that the resolution was passed, and

(ii)       the date on which the shareholder learns that the shareholder is entitled to dissent.

(2) A shareholder intending to dissent in respect of a resolution referred to in section 238 (1)(g) must send written notice of dissent to the company

(a)       on or before the date specified by the resolution or in the statement referred to in section 240(2) (b) or (3)(b) as the last date by which notice of dissent must be sent, or

(b)       if the resolution or statement does not specify a date, in accordance with subsection (1) of this section.

(3) A shareholder intending to dissent under section 238(1)(h) in respect of a court order that permits dissent must send written notice of dissent to the company

(a)       within the number of days, specified by the court order, after the shareholder receives the records referred to in section 241, or

(b)       if the court order does not specify the number of days referred to in paragraph (a) of this subsection, within 14 days after the shareholder receives the records referred to in section 241.

(4) A notice of dissent sent under this section must set out the number, and the class and series, if applicable, of the notice shares, and must set out whichever of the following is applicable:

(a)       if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner and the shareholder owns no other shares of the company as beneficial owner, a statement to that effect;

(b)       if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner but the shareholder owns other shares of the company as beneficial owner, a statement to that effect and

(i)       the names of the registered owners of those other shares,

(ii)       the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

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(iii)       a statement that notices of dissent are being, or have been, sent in respect of all of those other shares;

(c)       if dissent is being exercised by the shareholder on behalf of a beneficial owner who is not the dissenting shareholder, a statement to that effect and

(i)       the name and address of the beneficial owner, and

(ii)       a statement that the shareholder is dissenting in relation to all of the shares beneficially owned by the beneficial owner that are registered in the shareholder’s name.

(5) The right of a shareholder to dissent on behalf of a beneficial owner of shares, including the shareholder, terminates and this Division ceases to apply to the shareholder in respect of that beneficial owner if subsections (1) to (4) of this section, as those subsections pertain to that beneficial owner, are not complied with.

Notice of intention to proceed

243 (1) A company that receives a notice of dissent under section 242 from a dissenter must,

(a)       if the company intends to act on the authority of the resolution or court order in respect of which the notice of dissent was sent, send a notice to the dissenter promptly after the later of

(i)       the date on which the company forms the intention to proceed, and

(ii)       the date on which the notice of dissent was received, or

(b)       if the company has acted on the authority of that resolution or court order, promptly send a notice to the dissenter.

(2) A notice sent under subsection (1)(a) or (b) of this section must

(a)       be dated not earlier than the date on which the notice is sent,

(b)       state that the company intends to act, or has acted, as the case may be, on the authority of the resolution or court order, and

(c)       advise the dissenter of the manner in which dissent is to be completed under section 244.

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Completion of dissent

244 (1) A dissenter who receives a notice under section 243 must, if the dissenter wishes to proceed with the dissent, send to the company or its transfer agent for the notice shares, within one month after the date of the notice,

(a)       a written statement that the dissenter requires the company to purchase all of the notice shares,

(b)       the certificates, if any, representing the notice shares, and

(c)       if section 242(4)(c) applies, a written statement that complies with subsection (2) of this section.

(2) The written statement referred to in subsection (1)(c) must

(a)       be signed by the beneficial owner on whose behalf dissent is being exercised, and

(b)       set out whether or not the beneficial owner is the beneficial owner of other shares of the company and, if so, set out

(i)       the names of the registered owners of those other shares,

(ii)       the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii)       that dissent is being exercised in respect of all of those other shares.

(3) After the dissenter has complied with subsection (1),

(a)       the dissenter is deemed to have sold to the company the notice shares, and

(b)       the company is deemed to have purchased those shares, and must comply with section 245, whether or not it is authorized to do so by, and despite any restriction in, its memorandum or articles.

(4) Unless the court orders otherwise, if the dissenter fails to comply with subsection (1) of this section in relation to notice shares, the right of the dissenter to dissent with respect to those notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares.

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(5) Unless the court orders otherwise, if a person on whose behalf dissent is being exercised in relation to a particular corporate action fails to ensure that every shareholder who is a registered owner of any of the shares beneficially owned by that person complies with subsection (1) of this section, the right of shareholders who are registered owners of shares beneficially owned by that person to dissent on behalf of that person with respect to that corporate action terminates and this Division, other than section 247, ceases to apply to those shareholders in respect of the shares that are beneficially owned by that person.

(6) A dissenter who has complied with subsection (1) of this section may not vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, other than under this Division.

Payment for notice shares

245 (1) A company and a dissenter who has complied with section 244 (1) may agree on the amount of the payout value of the notice shares and, in that event, the company must

(a)       promptly pay that amount to the dissenter, or

(b)       if subsection (5) of this section applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(2) A dissenter who has not entered into an agreement with the company under subsection (1) or the company may apply to the court and the court may

(a)       determine the payout value of the notice shares of those dissenters who have not entered into an agreement with the company under subsection (1), or order that the payout value of those notice shares be established by arbitration or by reference to the registrar, or a referee, of the court,

(b)       join in the application each dissenter, other than a dissenter who has entered into an agreement with the company under subsection (1), who has complied with section 244(1), and

(c)       make consequential orders and give directions it considers appropriate.

(3) Promptly after a determination of the payout value for notice shares has been made under subsection (2)(a) of this section, the company must

(a)       pay to each dissenter who has complied with section 244(1) in relation to those notice shares, other than a dissenter who has entered into an agreement with the company under subsection (1) of this section, the payout value applicable to that dissenter’s notice shares, or

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(b)       if subsection (5) applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(4) If a dissenter receives a notice under subsection (1)(b) or (3)(b),

(a)       the dissenter may, within 30 days after receipt, withdraw the dissenter’s notice of dissent, in which case the company is deemed to consent to the withdrawal and this Division, other than section 247, ceases to apply to the dissenter with respect to the notice shares, or

(b)       if the dissenter does not withdraw the notice of dissent in accordance with paragraph (a) of this subsection, the dissenter retains a status as a claimant against the company, to be paid as soon as the company is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the company but in priority to its shareholders.

(5) A company must not make a payment to a dissenter under this section if there are reasonable grounds for believing that

(a)       the company is insolvent, or

(b)       the payment would render the company insolvent.

Loss of right to dissent

246 The right of a dissenter to dissent with respect to notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares, if, before payment is made to the dissenter of the full amount of money to which the dissenter is entitled under section 245 in relation to those notice shares, any of the following events occur:

(a)       the corporate action approved or authorized, or to be approved or authorized, by the resolution or court order in respect of which the notice of dissent was sent is abandoned;

(b)       the resolution in respect of which the notice of dissent was sent does not pass;

(c)       the resolution in respect of which the notice of dissent was sent is revoked before the corporate action approved or authorized by that resolution is taken;

(d)       the notice of dissent was sent in respect of a resolution adopting an amalgamation agreement and the amalgamation is abandoned or, by the terms of the agreement, will not proceed;

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(e)       the arrangement in respect of which the notice of dissent was sent is abandoned or by its terms will not proceed;

(f)       a court permanently enjoins or sets aside the corporate action approved or authorized by the resolution or court order in respect of which the notice of dissent was sent;

(g)       with respect to the notice shares, the dissenter consents to, or votes in favour of, the resolution in respect of which the notice of dissent was sent;

(h)       the notice of dissent is withdrawn with the written consent of the company;

(i)       the court determines that the dissenter is not entitled to dissent under this Division or that the dissenter is not entitled to dissent with respect to the notice shares under this Division.

Shareholders entitled to return of shares and rights

247 If, under section 244(4) or (5), 245(4)(a) or 246, this Division, other than this section, ceases to apply to a dissenter with respect to notice shares,

(a)       the company must return to the dissenter each of the applicable share certificates, if any, sent under section 244(1)(b) or, if those share certificates are unavailable, replacements for those share certificates,

(b)       the dissenter regains any ability lost under section 244(6) to vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, and

(c)       the dissenter must return any money that the company paid to the dissenter in respect of the notice shares under, or in purported compliance with, this Division

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